FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This amendment is being furnished to correct an error in the next to last paragraph on page 94: the Optimax measures had a positive, rather than a negative, impact on gross operating income.

2003 REFERENCE DOCUMENT

Pursuant to COB Regulation No. 98-01, this reference document was filed with the Autorité des

Marchés Financiers (AMF) on April 1, 2004.

This document may only be used in connection with a financial transaction where accompanied by a prospectus approved by the AMF.

			page
	4.2.4	DESCRIPTION OF ACTIVITIES AND THEIR REGULATORY ENVIRONMENT	41
	4.2.5	MARKETS AND COMPETITION	50
	4.2.6	ENVIRONMENTAL POLICY	51
	4.3	ENVIRONMENT	53
	4.3.1	ORGANIZATION AND FINANCIAL HIGHLIGHTS	54
	4.3.2	STRATEGY AND COMMERCIAL DEVELOPMENT	56
	4.3.3	SIGNIFICANT EVENTS IN 2003 MONTH BY MONTH	57
	4.3.4	DESCRIPTION OF ACTIVITIES	59
	4.3.5	REGULATORY ENVIRONMENT	63
	4.3.6	MARKETS AND COMPETITION	65
	4.3.7	ENVIRONMENTAL PROTECTION	66
	4.4	OTHER HOLDINGS	67
	4.5	HUMAN RESOURCES POLICY	68
	4.6	ENVIRONMENTAL POLICY	74
	4.7	INNOVATION POLICY	82
	4.8	RISK MANAGEMENT	84
	4.8.1	INDUSTRIAL RISKS AND RISKS RELATED TO THE ECONOMIC, COMMERCIAL, AND CONTRACTUAL ENVIRONMENT	84
	4.8.2	MARKET AND FINANCIAL INSTRUMENT RISK	86
	4.8.3	ENVIRONMENTAL RISKS	87
	4.8.4	LEGAL RISKS	90
	4.8.5	INSURANCE	91

CHAPTER 5		BUSINESS REPORT AND FINANCIAL STATEMENTS	94
		BUSINESS REPORT IFRS PROJECT FIVE YEAR FINANCIAL SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS	94 107 109 110 189

CHAPTER 6		CORPORATE GOVERNANCE	191
	6.1	MEMBERS AND FUNCTIONS OF BOARD OF DIRECTORS AND MANAGEMENT	191
	6.1.1	ACTIVITIES OF THE BOARD OF DIRECTORS	201
	6.2	EXECUTIVE INTERESTS IN THE SHARE CAPITAL	208
	6.2.1	EXECUTIVE COMPENSATION	208
	6.2.2	INFORMATION ON STOCK OPTIONS	210
	6.2.3	RELATED PARTY TRANSACTIONS	210
	6.2.4	LOAN AND GUARANTEES GRANTED TO OR ISSUED IN FAVOR OF MEMBERS OF ADMINISTRATIVE OR MANAGEMENT BODIES	211
	6.3	EMPLOYEE INCENTIVE SCHEMES	211
	6.3.1	EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS	211
	6.3.2	STOCK SUBSCRIPTION OPTIONS GRANTED BY THE COMPANY AND BY ALL COMPANIES INCLUDED IN THE OPTION ALLOTMENT SCOPE DURING FISCAL YEAR 2003, TO THE 10 EMPLOYEES (NOT EXECUTIVE OFFICERS) OF THE ISSUER OR THESE COMPANIES HOLDING THE GREATEST NUMBER OF OPTIONS	212
	6.3.3	STOCK OPTIONS EXERCISED DURING FISCAL YEAR 2003 BY THE 10 GROUP EMPLOYEES (NOT EXECUTIVE OFFICERS) HAVING EXERCISED THE GREATEST NUMBER OF OPTIONS	212

CHAPTER 7		RECENT EVENTS AND PROSPECTS	213

			page

APPENDIX		REPORTS ON INTERNAL PROCEDURES	214
	•	REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON THE ORGANIZATION OF THE BOARD OF DIRECTORS AND INTERNAL CONTROL PROCEDURES	215
	•	AUDITORS’ REPORT ON THE SECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS’ REPORT ON INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND TREATMENT OF ACCOUNTING AND FINANCIAL INFORMATION	221

		COMBINED GENERAL MEETING OF APRIL 27, 2004	222
	•	AGENDA	223
	•	BOARD OF DIRECTORS’ REPORT	224
	•	AUDITORS’ REPORT ON RELATED PARTY TRANSACTIONS	231
	•	AUDITORS’ REPORT TO THE COMBINED GENERAL MEETING OF APRIL 27, 2004	238
	•	INDEPENDENT EXPERT’S REPORT	241
	•	RESOLUTIONS	242

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 1

CHAPTER 1

PARTIES RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

1.1	PARTY RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer

1.2	ATTESTATION

“To our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information necessary for investors’ understanding of the assets, activities, financial condition, results and future prospects of SUEZ. No material aspects of such information have been omitted.”

Chairman and Chief Executive Officer

Gérard Mestrallet

1.3	PARTIES RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1.3.1	AUDITORS

Barbier Frinault & Autres

Ernst & Young

Represented by Mr. Christian Chochon

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 22, 1983 and term of office most recently renewed by the Combined General Meeting of May 4, 2001, for a period of 6 years to expire at the adjournment of the 2007 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2006.

Deloitte Touche Tohmatsu-Audit

Represented by Mr. Jean-Paul Picard

185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex

Appointed on May 28, 1999 for a period of 6 years to expire at the adjournment of the 2005 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2004.

1.3.2	DEPUTY AUDITORS

Mr. Francis Scheidecker

Ernst & Young

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 14, 1995 and term of office most recently renewed by the Combined General Meeting of May 4, 2001, for a period of 6 years to expire at the adjournment of the 2007 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2006.

Bureau d’Etudes Administratives Sociales et Comptables “BEAS”

7-9 Villa Houssay, 92200 Neuilly-sur-Seine

Appointed on May 28, 1999 for a period of 6 years to expire at the adjournment of the 2005 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2004.

ATTESTATION OF PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

The following is a free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

To the shareholders of SUEZ,

As statutory auditors of SUEZ and in accordance with Regulation No. 98-01 of the Commission des Opérations de Bourse and professional standards applicable in France, we have performed certain procedures on the information contained in this “Reference Document” relating to the financial situation and the historical financial statements of the Company.

The Company’s Chairman and Chief Executive Officer is responsible for the preparation of the “Reference Document.” Our responsibility is to report on the fairness of the information presented in the “Reference Document” relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the “Reference Document” in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the Company obtained during the course of our engagement, specifying that this document does not include any selected prospective data.

We have audited in accordance with professional standards applicable in France the individual financial statements for fiscal years 2001, 2002 and 2003 approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Pursuant to the provisions of Article L.225-235 of the French Commercial Code, which apply for the first time, our report on the individual financial statements for fiscal year 2003 includes the following justification of our assessments:

As specified in Note 1 to the consolidated financial statements, the carrying value of investments in consolidated entities which SUEZ intends to hold on a long-term basis are written down to their value in use if lower. In terms of investments in consolidated entities which SUEZ has decided to sell, the carrying value is written down to the estimated disposal value if lower. Reserves for contingencies and losses may be recorded if the company believes that its commitment will be higher than the value of assets held. We have assessed the reasonableness of the main economic data used. If necessary, we have familiarized ourselves with the disposal terms and conditions in order to assess the reasonableness of the asset values used by the Group.

We have audited in accordance with professional standards applicable in France the consolidated financial statements for fiscal year 2001, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

We have audited in accordance with professional standards applicable in France the consolidated financial statements for fiscal year 2002, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 1

Our report on the consolidated financial statements for fiscal year 2002 dated March 7, 2003 draws attention to the change in accounting method resulting from the first-time application, as of January 1, 2002, of CRC Regulation No. 2000-06 relating to liabilities.

We have audited in accordance with professional standards applicable in France the consolidated financial statements for fiscal year 2003, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Our report on the consolidated financial statements for fiscal year 2003 dated March 31, 2004 draws attention to the change in the accounting presentation of energy trading transactions and the change in the estimated depreciation periods of nuclear power stations.

Pursuant to the provisions of Article L.225-235 of the French Commercial Code, which apply for the first time, our report on the consolidated financial statements for fiscal year 2003 includes the following justification of our assessments:

As specified in Note 1 to the consolidated financial statements, the preparation of financial statements requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period. This note also stipulates that due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using current information and therefore actual results could differ from those estimates.

Significant accounting estimates include goodwill, intangible assets, property, plant and equipment and reserves for contingencies and losses:

•	With respect to the aforementioned assets, we assessed, in particular, the data and assumptions presented in Note 1 F to the financial statements, on which the estimates of those assets were based.

For Assets which the Group has decided to sell, we have obtained an understanding of the terms and conditions of sale in order to assess the reasonableness of the amounts recorded by the Group.

For Assets which the Group plans to continue to operate, we assessed the reasonableness of the significant data used and the cash flow projections prepared by the Group’s operating entities, and reviewed the calculations performed by the Group.

•	With respect to reserves for contingencies and losses, specially reserves for nuclear fuel reprocessing and storage and dismantling of nuclear facilities as well as pension and similar benefit commitments, we assessed the assumptions used to determine those reserves and reviewed the information presented in Notes 15 and 19 to the consolidated financial statements.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the unqualified opinion in the first part of this report.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the “Reference Document.”

Neuilly-sur-Seine, March 31, 2004

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu—Audit
Ernst & Young

Christian Chochon	Jean-Paul Picard

1.4	CORPORATE COMMUNICATIONS

Valérie Bernis

Executive Vice-President in charge of Communications

Telephone: 01 40 06 67 72

Address:

16 rue de la Ville l’Evêque

75008 PARIS

Web site: www.suez.com

The SUEZ reference document is translated into English, Spanish and Dutch.

Indicative financial communications schedule

•Presentation of the Company financial statements	March 4, 2004
•General Meeting :	April 27, 2004
•Presentation of first quarter revenues for 2004:	April 29, 2004
•Presentation of half year revenues for 2004:	July 29, 2004
•Presentation of the half year results for 2004:	September 2, 2004
•Presentation of third quarter revenues for 2004:	November 3, 2004

CHAPTER 2

INFORMATION CONCERNING THE TRANSACTION

Not applicable.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 2

CHAPTER 3

GENERAL INFORMATION ON THE COMPANY AND ITS SHARE CAPITAL

3.1	GENERAL INFORMATION ON THE COMPANY

3.1.1	CORPORATE NAME AND REGISTERED OFFICE

SUEZ

16, rue de la Ville l’Evêque - 75008 Paris

3.1.2	LEGAL FORM AND APPLICABLE LEGISLATION (article 1 of the bylaws)

SUEZ is a French Société Anonyme à Conseil d’Administration (Joint Stock Company with a Board of Directors) subject to the provisions of Book II of the French Commercial Code applicable to business corporations, together with all other legal provisions applicable to commercial companies. It is governed by current and future laws and regulations applicable to limited liability companies and the bylaws.

3.1.3	DATE OF INCORPORATION AND TERM (article 5 of the bylaws)

The Company was incorporated on February 23, 1880 for an initial term of 99 years, with an initial expiration date of

December 31, 2040, subject to extension or early dissolution.

3.1.4	CORPORATE PURPOSE (article 3 of the bylaws)

The corporate purpose of the Company is the management and development of its current and future assets, in all countries and by all means and, in particular:

a)	obtaining, purchasing, leasing and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection and storage structures;

b)	obtaining, purchasing, leasing and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment;

c)	the design, development and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of these projects and procedures;

d)	the acquisition of any and all investments through the subscription, purchase, transfer, exchange or by any other means, of shares, interests, bonds and any and all other securities in companies already in existence or to be created;

e)	obtaining, purchasing, assigning, conceding and operating of all patents, licenses and processes;

f)	and, more generally, any and all industrial, commercial, financial, personal or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of the Company.

3.1.5	PLACE OF INCORPORATION

The Company is incorporated in Paris under the number 542 062 559.

Its APE (business activity) code is 741J.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 3

3.1.6	LOCATION OF THE COMPANY’S LEGAL DOCUMENTS

Pursuant to the French Commercial Code, SUEZ statutory documents may be consulted at the Company’s headquarters:

16, rue de la Ville l’Evêque - 75008 Paris.

3.1.7	FISCAL YEAR (article 25 of the bylaws)

The Company fiscal year starts on January 1 and ends on December 31.

3.1.8	DISTRIBUTION OF PROFITS UNDER THE BYLAWS (articles 25 – 26 of the bylaws)

Distributable earnings consist of net income for the year, less any prior year losses, amounts to be allocated to legal reserves and all other amounts to be taken to reserves pursuant to the law, plus retained earnings.

The following amounts are deducted from distributable earnings:

•	the amount necessary to pay shareholders an initial dividend equal to 5% of the fully paid-up and unredeemed value of their shares, without shareholders being entitled to claim payment of this dividend out of subsequent period profits, should profits of the period prove insufficient to cover this payment;

•	amounts that the General Meeting, on the proposal of the Board of Directors, decides to transfer to retained earnings or allocate to the creation of reserves or contingency funds for the purpose of total or partial redemption of Company shares.

Any residual distributable earnings, after the above deductions, shall be allocated equally to shareholders, pro rata to the par value of their shares, as an additional dividend.

The Annual General Meeting which is convened to adopt the financial statements for the fiscal year, can grant shareholders, for all or part of the dividend or interim dividend distributed, the choice between receiving payment of the dividend or interim dividend in cash or in shares of the Company, in accordance with applicable law and regulations.

The Ordinary General Meeting can, on the recommendation of the Board of Directors, decide for all distributions of profits or reserves, the allocation of negotiable securities in the Company’s portfolio, with obligation for shareholders, where applicable, to perform the necessary groupings in order to receive the number of securities so allocated.

3.1.9	SHAREHOLDER GENERAL MEETINGS

3.1.9.1	Notice of Meeting (articles 22 – 23 of the bylaws)

Shareholder General Meetings are considered to be “Extraordinary” when the decisions relate to a change in the bylaws and “Ordinary” in all other cases.

General Meetings are called and conducted in accordance with the terms and conditions as determined by law. Meetings are held at the registered office or any other location indicated on the Notice of Meeting.

General Meetings are chaired by the Chairman of the Board of Directors, or, in his absence, by the oldest Vice-Chairman present at the meeting, or failing this, a Director specially delegated to this role by the Board of Directors. Failing all of the above, the General Meeting can elect its own Chairman.

Minutes of the meetings are prepared and copies thereof are certified and filed in accordance with the law.

3.1.9.2	Attendance (article 22 of the bylaws)

All shareholders, irrespective of the number of shares held, are entitled to attend meetings personally or be represented, subject to proof of their identity and the number of securities held, either through their registration or the filing, at the locations indicated in the notice of meeting, of a certificate from an intermediary stating that the shares held in the shareholder’s account shall be unavailable for transfer up to the date of the meeting. The period during which these formalities must be completed expires the day before the date of the General Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the General Meeting is convened, attend the meeting by video conference or by electronic telecommunication or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating quorum and majority requirements. General Meetings, duly called and held, represent all shareholders. All shareholders are bound by the decision of General Meetings made in accordance with applicable laws and the bylaws.

3.1.9.3	Voting rights (article 24 of the bylaws)

•	Single voting rights

The voting rights attached to shares are in proportion to the percentage of share capital they represent. Each share carries entitlement to at least one vote. Where shareholders are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary General Meetings. All shareholders can vote by proxy, in accordance with the terms, conditions and procedures of prevailing legislation and regulations.

•	Double voting rights

Double voting rights are attributed to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, as a result of the division of marital property between spouses or through inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate. In the event of an increase in share capital by capitalization of profits, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted for no consideration to shareholders in respect of existing shares which benefit from such rights.

Double voting rights attached to shares cease on the conversion of such shares to bearer shares or their transfer to another shareholder, with the exception of registered to registered transfers as a result of succession or family gift.

Double voting rights can only be cancelled:

by a decision of shareholders in Extraordinary General Meeting to change the bylaws, and subsequent notification by a Special Meeting of Shareholders holding double voting rights, which must approve this cancellation by a two-thirds majority.

3.1.9.4	(article 7 of the bylaws)

All private individuals and corporate entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered mail with return receipt requested, within 15 days from the date on which this threshold is crossed, of the number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement results in cancellation of the voting rights attached to those shares exceeding the unreported fraction, at all shareholders meetings held during a two-year period following notice of cancellation. Application of this sanction is subject to the request by one or more shareholders holding at least 5% of the share capital of the Company. This request is recorded in the minutes of the General Meeting.

3.1.9.5	Identification of holders of securities (article 7 of the bylaws)

The Company may request, at any time and in accordance with applicable law and regulations, the stock market clearing house to inform it of the name and, in the case of a corporate entity, the corporate name, nationality and address of holders of securities conferring immediate or future entitlement to vote at shareholder meetings, together with their individual shareholdings and, where appropriate, any restrictions attached to such shares.

3.2	INFORMATION ON THE SHARE CAPITAL

3.2.1	CHANGES IN SHARE CAPITAL AND VOTING RIGHTS

Any change to the share capital or rights conferred by shares must be made in accordance with Section II of the bylaws. Share capital increases may only be decided by shareholders at an Extraordinary General Meeting, upon presentation of a report by the

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 3

Board of Directors. In case of a share capital increase by way of capitalization of reserves, profits or additional paid-in capital, the General Meeting must vote in accordance with quorum and majority requirements applicable to Ordinary General Meetings.

3.2.2	PAID-IN CAPITAL, NUMBER AND CLASSES OF SHARES

As of December 31, 2003, the share capital of the Company was € 2,015,359,612, made up of 1,007,679,806 shares of € 2 par value each.

The main transactions affecting the share capital in fiscal 2003 were as follows:

•	issuance of 255,103 shares following the exercise of stock subscription options;

•	issuance of 2,300 shares following the conversion of 460 January-February 1996 4% convertible bonds.

In addition, 3,318,452 shares issued as part of the share capital increase reserved for Group employees (“2002 Spring plan”) are not fully paid-up. They will be paid-up and listed on the stock market no later than August 12, 2005.

3.2.3	AUTHORIZED CAPITAL NOT ISSUED

MAIN AUTHORIZATIONS AVAILABLE TO SUEZ

•	AUTHORIZATIONS GRANTED BY THE COMBINED GENERAL MEETING OF APRIL 25, 2003

Reso.	Purpose of the resolution	Validity	Maximum amount	Amount utilized	Balance

8th	Authorization to trade in the Company’s shares on the stock market	18 months (as from April 25, 2003)	Max. purchase price: € 36 Min. selling price: € 12 Maximum shareholding: 10% of share capital Aggregate amount of acquisitions: ≤€ 3.6 billion	SUEZ held 1.34% of its share capital as of December 31, 2003	8.66% of share capital

9th	Authorization to reduce share capital by canceling shares	18 months (as from April 25, 2003	10% of share capital in every 24-month period	Cancellation of 32,373,156 treasury shares effective December 31, 2002; i.e. 3.1% of share capital as of 12/31/2002 (by use of the 11th resolution dated April 26, 2002)	6.9% of share capital

•	AUTHORIZATIONS GRANTED BY THE COMBINED GENERAL MEETING OF APRIL 26, 2002

Reso.	Purpose of the resolution	Validity	Maximum amount	Amount utilized	Balance

9th	Share capital increase via the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring entitlement to shares in the Company, or by capitalization of additional paid-in capital, reserves, earnings or other amounts	26 months (as from April 26, 2002)	€ 700 million for shares* (representing a capital increase of 34.7%) + € 5 billion for debt securities*	None	All authorized limits

10th	Share capital increase via the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring entitlement to shares in the Company, including to remunerate shares contributed in the context of of a public offer for exchange	26 months (as from April 26, 2002)	€ 700 million for shares* (representing a capital increase of 34.7%) + € 5 billion for debt securities*	None	All authorized limits

12th	Share issue reserved for employee members of a SUEZ Group Corporate Savings Plan	5 years (as from April 26, 2002)	3% of share capital	Issue of 6,277,786 shares, i.e. 0.6% of share capital	2.4% of share capital

13th	Share issue reserved for employee members of a US Group Corporate Savings Plan	5 years (as from April 26, 2002)	0.50% of share capital	Issue of 65,212 shares, i.e. 0.01% of share capital	0.49% of share capital

*	These amounts may not be cumulated. They represent a Joint ceiling applicable to resolutions 9 and 10 of the Combined General Meeting of April 26, 2002

•	AUTHORIZATIONS GRANTED BY THE COMBINED GENERAL MEETING OF MAY 4, 2001

Reso.	Purpose of the resolution	Validity	Maximum amount	Amount utilized	Balance

29th	Authorization to issue bonds and debt securities	5 years (as from May 4, 2001)	€ 7 billion	€ 231 million 2001/2003 1% bond issue exchangeable for Vinci shares Vinci redeemed on November 22, 2003
€ 500 million 2001/2003 3-month Euribor bond issue redeemed on June 27, 2003
€ 1.19 billion 2003/2006 4.5% bond issue exchangeable in Fortis shares
				representing a total utilization of €1.92 billion	€ 5.08 billion
	+ Bonds resulting from the exercise of warrants or other		+ € 3.5 billion	None	+ € 3.5 billion

31st	Granting of stock subscription and purchase options to executive officers and employees of Group companies	38 months (as from May 4, 2001)	3% of share capital	1.27% for the allotment** of 11/28/2001 0.86% for the allotment** of 11/20/2002 0.76% for the allotment** of 11/19/2003 representing a total of 2.89% of share capital	0.11% of share capital

**	allotment of stock subscription options

3.2.4	SHARES NOT REPRESENTING AN INTEREST IN THE SHARE CAPITAL

SUEZ has not issued any founder’s shares or voting right certificates.

October and December 1999 5.875% bond issue

On October 13, 1999, SUEZ privately placed bonds with an initial tranche of € 1,250 million, followed in December 1999 by an additional tranche of € 150 million, under the following terms and conditions:

First tranche
Issue amount:	€ 1,250 million, made up of 1,250,000 bonds of € 1,000 nominal value each
Issue price:	101.045% of the nominal value
Issue & settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
Redemption:	at par, in full, on October 13, 2009
Early redemption:	in the event of a change in the tax regime governing bonds
Validity	10 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Euronext Paris
Code ISIN:	FR 0000495848

Second tranche
Issue amount:	€ 150 million, made up of 150,000 bonds of € 1,000 nominal value each
Issue price:	100.813% of the nominal value
Issue & settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
Redemption:	at par, in full, on October 13, 2009
Early redemption:	in the event of a change in the tax regime governing bonds

2003 SUEZ REFERENCE DOCUMENT

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Validity	10 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Euronext Paris
ISIN Code:	FR 0000495848

2000/2007 6.25% bond issue

At the beginning of November 2000, SUEZ launched a € 500 million bond issue, made up of 50,000 bonds of € 10,000 nominal value, under the following terms and conditions:

Issue price:	100% of the nominal value
Issue & settlement date:	November 2, 2000
Interest	6.25% per annum payable annually on November 2, and for the first time on November 2, 2001
Redemption:	at par, in full, on November 2, 2007
Early redemption:	in the event of a change in the tax regime governing bonds
Validity	7 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Assimilation:	the issuer reserves the right to issue new bonds assimilated to the existing bonds and with the same terms and conditions:
Listing:	Euronext Paris
ISIN Code:	FR 0000483430

*         *

*

Bond issued by GIE SUEZ Alliance

GIE SUEZ Alliance, created in November 2001, is the Group’s preferred financing vehicle in the bond markets. It comprised 8 members as of December 31, 2003 (SUEZ, SUEZ Finance, SUEZ-TRACTEBEL, Elyo, Ondeo, Lyonnaise des Eaux France, SITA Environnement, and SITA France).

GIE SUEZ Alliance performed two bond issues in fiscal 2002, one of which (2002/2003 floating rate bond) matured on

October 27, 2003.

In 2003, GIE SUEZ Alliance launched a € 3 billion new bond issue, made up of three tranches (7, 12 and 20 years).

The main characteristics of the outstanding bond issues are as follows:

2002/2009 5.50% bond issue

In February 2002, GIE SUEZ Alliance launched a € 1,250 million bond issue made up of 1,250,000 bonds of € 1,000 nominal value each, under the following terms and conditions:

Issue price:	€ 1,000 million: 99.731% of the nominal value, payable in full on the settlement date
€ 250 million: 98.704% of the nominal value, payable in full on the settlement date
Issue and settlement date:	February 20, 2002
Interest:	5.50 % per annum payable in arrears on February 20 each year and for the first time on February 20, 2003
Redemption:	at par, in full, on February 20, 2009
Early redemption:	in the event of a change in the tax regime governing bonds
Validity	7 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Luxembourg Stock Exchange
ISIN Code:	FR 0000488207

2003/2023 3 tranches bond issue

In June 2003, GIE SUEZ Alliance launched a € 3 billion bond issue (in 3 tranches) made up of bonds of €1,000 nominal value each under the following terms and conditions:

First tranche in 7 years (2003-2010)
Issue price:	€ 1,250 million: 99.467% of the nominal value, payable in full on the settlement date
Issue and settlement date:	June 24, 2003
Interest:	4.25% per annum payable on June 24 of each year and for the first time on June 24, 2004
Redemption	at par, in full on June 24, 2010
Early redemption :	in the event of a change in the tax regime governing bonds
Term :	7 years
Repurchase :	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing :	Luxembourg Stock Exchange
ISIN code :	FR 0000475733

Second tranche in 12 years (2003-2015)
Issue price :	€ 750 million: 99.583% of the nominal value for € 500 million and 101.744% of the nominal value for € 250 million payable in full on the settlement date
Issue and settlement date :	June 24, 2003
Interest :	5.125% per annum payable on June 24 of each year and for the first time on June 24, 2004
Redemption	at par, in full on June 24, 2015
Early redemption :	in the event of a change in the tax regime governing bonds

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Term :	12 years
Repurchase :	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing :	Luxembourg Stock Exchange
ISIN code :	FR 0000475741

Third tranche in 20 years (2003-2023)
Issue price :	€ 1,000 million: 99.446% of the nominal value, payable in full on the settlement date
Issue and settlement date :	June 24, 2003
Interest :	5.75% per annum payable on June 24 of each year and for the first time on June 24, 2004
Redemption	at par, in full on June 24, 2023
Early redemption :	in the event of a change in the tax regime governing bonds
Term :	20 years
Repurchase :	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing :	Luxembourg Stock Exchange
ISIN code :	FR 0000475758

The different bond issues exchangeable for shares are detailed in Note 16.2 to the consolidated financial statements in Chapter 5.

*          *

*

Euro Medium Term Notes (EMTN) Program

In March 2001, SUEZ launched a € 2 billion Euro Medium Term Notes program.

In June 2002, GIE SUEZ Alliance was added to SUEZ and SUEZ Finance as an additional issuer under this program.

In October 2003, the amount of the program totaled € 5 billion.

During fiscal year 2003, SUEZ Finance, underwritten by GIE SUEZ Alliance, launched 3 issues under this program for a total amount of € 117,025,000, with terms of 6 months to 7 years.

Of these 3 issues, one was still outstanding as of December 31, 2003, a CSK 500 million issue on April 24, 2003, bearing interest at 3-month Euribor plus 0.60% and maturing on April 26, 2010.

Treasury notes

The Group treasury note program, guaranteed by GIE SUEZ Alliance since May 2002, was increased from € 2 billion to

€ 3 billion in July 2002.

In 2003, SUEZ Finance progressively reduced its issues to decrease outstandings from € 1,914.1 million to € 714.5 million as of December 31, 2003.

3.2.5	SECURITIES CONFERRING ENTITLEMENT TO SUEZ SHARE CAPITAL

3.2.5.1	January-February 1996 4% convertible bonds

In February 1996, Lyonnaise des Eaux issued convertible bonds for a total amount of € 525,949,158.25 (FRF 3,450,000,320), made up of 6,634,616 bonds of € 79.27 (FRF 520) nominal value each, under the following terms and conditions:

Issue price:	par
Issue and settlement date:	February 6, 1996
Interest:	4% per annum, payable January 1 each year
Redemption:	in full on January 1, 2006 at a price of € 96.04 (FRF 630), i.e. 121.15% of the issue price
Early redemption:	1) at any time by repurchase on the stock market, notably by way of public offer, without limit as to price or quantity
2) between January 1, 2001 and December 31, 2005
- at a price determined such that the holder receives the gross actuarial yield to maturity offered by the loan, i.e. 5.65%
- if the average share price exceeds 115% of the early redemption price
3) at any time if less than 10% of the initial number of bonds remain outstanding at € 96.04 (FRF 630), i.e. € 121.15% of the nominal value
Term:	9 years and 330 days
Conversion:	1 share for 1 bond initially
5 shares for 1 bond since the five-for-one share split in May 2001
Listing:	Euronext Paris
ISIN Code:	FR 0000094781

In 2003, 460 January-February 1996 4% bonds were converted resulting in the issue of 2,300 SUEZ shares.

As of December 31, 2003, 2,593,928 bonds remained outstanding, representing 39.10% of securities issued.

The conversion of these bonds as of December 31, 2003 would lead to the issue of 12,969,640 new shares.

During fiscal year 2003, January-February 1996 4% bond high and low prices were € 105.30 (January 20, 2003) and € 90.60 (October 1, 2003) respectively, and the closing price on December 31, 2003 was € 103.00 (source: Fininfo S.A.)

Following the decision of the SUEZ Board of Directors on March 3, 2004 to propose to the Combined General Meeting, scheduled to meet for a second time on April 27, 2004, that a dividend be distributed from the special long-term capital gains reserve, assuming the Combined General Meeting agrees to such a distribution, that the parity of converting January-February 1996 4% bonds into SUEZ shares be modified in accordance with Article 2.5.6. d) of the convertible bond issue contract bearing COB visa No. 96-023, dated January 23, 1996. Such approval for reserve distribution is subject to maintaining the substance of bondholders’ rights by adjusting the conversion bases as follows:

The new number of shares obtainable for each bond shall be determined by multiplying the current number of shares obtainable for one bond, i.e. 5 today, according to the following ratio:

pre-dividend share value

pre-dividend share value

less the per share dividend

The pre-dividend share value shall be calculated according to the average of at least 20 consecutive market share prices in the 40 trading days prior to the distribution.

3.2.5.2	Stock subscription and purchase options

The SUEZ annual stock subscription and purchase option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company and create shareholder value.

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The allotment of stock subscription and purchase options is also a means of increasing loyalty taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the allotment of options and the list of beneficiaries are drawn up by the Board of Directors in accordance with the authorization granted by General Meetings.

Allotment in 2003 was guided by the goal of Executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area in the context of a difficult global economic climate. The decision to no longer apply a discount when determining the option price was continued for 2003.

In addition, the Board of Directors decided that the exercise of the options allotted to senior management shall be subject to SUEZ share performance-related conditions.

In particular, these options may only be exercised if:

the increase in the SUEZ share is equal to or greater than that of the Eurostoxx Utilities index over the period November 19, 2003 to November 19, 2007, increased by one per cent each year, and the SUEZ share price is equal to or greater than € 20.

The following tables indicate the nature of each of the plans, together with exercise terms and conditions and any discount percentage granted, where applicable.

Stock subscription options

Former Lyonnaise des Eaux plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Management Committee	Stock options exercised in 2003	Stock options cancelled in 2003	Stock options not exercised as of 12/31/2003	Expiration date

06/14/1995	06/09/1994	06/14/1997	15.03	5%	422	1,834,250	561,000	199,450	266,700	Expired	06/14/2003

07/24/1996	06/09/1994	07/24/1998	13.90	5%	492	2,271,500	680,000	55,653	–	656,907	07/24/2004

TOTAL						4,105,750	1,241,000	255,103	266,700	656,907

SUEZ plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by Group Executives*	Stock options exercised in 2003	Stock options cancelled in 2003	Stock options not exercised as of 12/31/2003	Expiration date

11/17/1997	06/19/1997	11/17/2002	17.47	5%	873	4,996,000	880,000	–	–	4,734,000	11/17/2005

11/28/2000	05/05/2000	11/28/2005	36.41	–	1,347	6,493,000	1,127,500	–	25,500	6,343,250	11/28/2010

12/21/2000	05/05/2000	12/21/2005	37.84	–	510	3,000,500	145,000	–	–	2,901,500	12/20/2010

11/28/2001	05/04/2001	11/28/2005	34.51	–	3,160	13,035,000	1,685,000	–	42,250	12,815,250	11/27/2011

11/20/2002	05/04/2001	11/20/2006	17.67	–	2,528	8,991,847	1,254,000	–	48,755	8,943,092	11/19/2012

11/19/2003	05/04/2001	11/19/2007	13.93	–	2,069	7,831,970	1,263,500		–	7,831,970	11/18/2011

TOTAL						44,348,317	6,355,000	–	116,505	43,569,062

* On allotment and corresponding, in fiscal years 2002 and 2003, to the Executive Committee.

Stock purchase options

Former Compagnie de SUEZ plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Management Committee	Stock options exercised in 2003	Stock options cancelled in 2003	Stock options not exercised as of 12/31/2003	Expiration date

10/15/1996	06/14/1995	10/15/1998	9.79	20%	61	436,325	156,395	17,175	–	205,796	10/15/2004

SUEZ plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount or premium	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by Group Executives	Stock options exercised in 2003	Stock options cancelled in 2003	Stock options not exercised as of 12/31/2003	Expiration date

11/16/1998	06/11/1998	11/16/2003	29.82	5%	971	5,203,500	1,238,500	–	–	4,745,250	11/16/2006

06/30/1999	06/11/1998	06/30/2004	32.36	+1%	29	244,500	30,000	–	–	240,500	06/30/2007

11/15/1999	06/11/1998	11/15/2004	30.22	–	1,115	5,095,250	1,117,500	–	–	4,944,000	11/15/2007

01/31/2000	06/11/1998	01/31/2005	30.13	–	143	868,750	50,000	–	–	868,750	01/31/2008

TOTAL						11,412,000	2,436,000	–	–	10,798,500

Former SITA plans

Former Sita Plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)		Discount	Number of beneficiaries by plan (originally)	Total number of shares	Number of shares to be subscribed by Group Executives	Stock options exercised in 2003	Stock options cancelled in 2003	Stock options not exercised as of 12/31/2003	Expiration date

06/09/1998	06/04/1997	06/09/2000	201.69	*	5%	131	76,850	30,300	–	900	72,700	05/25/2006

05/26/1999	06/04/1997	05/26/2003	198.90	*	5%	187	113,900	37,200	–	1,000	104,000	05/25/2006

TOTAL							190,750	67,500	–	1,900	176,700

* This strike price corresponds to the SITA stock option strike price.

The SUEZ share exchange will be performed on the basis of 5 SITA shares for 40 SUEZ shares, i.e. a price of € 25.21 for the 1998 plan and € 24.86 for the 1999 plan.

3.2.5.3	Potential dilutive share capital effects as of December 31, 2003

The potential share capital of the Company as of December 31, 2003 is 57,195,609 shares (+5.68%):

•	12,969,640 (+1.29%) resulting from the potential conversion of January-February 1996 4% convertible bonds.

•	44,225,969 shares (+4.39%) resulting from the potential exercise of stock subscription options.

The calculation of diluted earnings per share is presented in Note 13.8 to the consolidated financial statements (Chapter 5).

3.2.6	CHANGES IN THE SHARE CAPITAL OVER THE LAST FIVE YEARS

Year	Share capital increase	Share issue		Share capital in FRF’000	Number of shares
		Par value (in FRF)	Additional paid in capital (in FRF)

12/31/1997				7,574,146	126,235,772

	Issue of 24,072,058 shares of FRF 60 par value each following the public offer of exchange for SGB (beginning July 1998)	1,444,323,480	22,964,743,332	9,018,470	150,307,830

	Issue of 1,324,300 shares of FRF 60 par value each following the additional public offer of exchange for SGB (beginning August 1998)	79,458,000	1,263,382,200	9,097,928	151,632,130

	Cancellation of 4,759,580 shares of FRF 60 par value each	–	–	8,812,353	146,872,550

	Issue of 260,665 shares of FRF 60 par value each through a share issue reserved for Group employees	15,639,900	192,370,770	8,827,993	147,133,215

	Issue of 417,421 shares of FRF 60 par value each by the exercise of stock subscription options	25,045,260	168,926,911	8,853,038	147,550,636

	Issue of 141,342 shares of FRF 60 par value each by conversion of June 1990 6.50% convertible bonds	8,480,520	104,593,080	8,861,519	147,691,978

	Issue of 75,759 shares of FRF 60 par value each by conversion of January-February 1996 4% convertible bonds	4,545,540	34,849,140	8,866,064	147,767,737

12/31/1998				8,866,064	147,767,737

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Year	Share capital increase	Share issue		Share capital (in €’000)	Number of shares
		Par value (in € )	Additional paid-in capital (in € )

02/01/1999	Legal conversion of the share capital into euro by capitalization of FRF 826,863,926 deducted from Additional paid-in capital and resulting increase in the par value of the share from FRF 60 (€ 9.14694) to € 10	–	–	1,477,677	147,767,737

	Cancellation of 349,789 shares of € 10 par value each	–	–	1,474,179	147,417,948

	Cancellation of 1,090,631 shares of € 10 par value each	–	–	1,463,273	146,327,317

	Issue of 2,780,668 shares of € 10 par value each following the early redemption of June 1990 6.50% convertible bonds	27,806,680	311,321,365	1,491,080	149,107,985

	Issue of 1,754, 277 shares of € 10 par value each through a share issue reserved for Group employees	17,542,770	207,250,285	1,508,623	150,862,262

	Issue of 4,883,216 shares of € 10 par value each following the public offer of exchange for SITA	48,832,160	747,132,048	1,557,455	155,745,478

	Issue of 39,416,928 shares of € 10 par value each following the first public offer of exchange for Tractebel	394,169,280	6,030,789,984	1,951,624	195,162,406

	Issue of 1,857,543 shares of € 10 par value each following the second public offer of exchange for Tractebel	18,575,430	284,204,079	1,970,199	197,019,949

	Issue of 367,240 shares of € 10 par value each by the exercise of stock subscription options	3,672,400	23,038,591	1,973,872	197,387,189

	Issue of 1,042,117 shares of € 10 par value each by conversion of January-February 1996 4% convertible bonds	10,421,170	72,191,081	1,984,293	198,429,306

12/31/1999				1,984,293	198,429,306

Year	Share capital increase	Share issue		Share capital (in €’000 )	Number of shares
		Par value (in €)	Additional paid-in-capital (in €)

	Issue of 3,129,256 shares of € 10 par value each through a share issue reserved for Group employees (Spring 2002 operation)	31,292,560	424,891,117	2,015,586	201,558,562

	Issue of 2,308,499 shares of € 10 par value each by conversion of January-February 1996 4% convertible bonds	23,084,990	159,917,780	2,038,671	203,867,061

	Issue of 219,520 shares of € 10 par value each by the exercise of stock subscription options	2,195,200	14,245,071	2,040,866	204,086,581

	Issue of 179,136 shares of € 10 par value each by the exercise of Northumbrian Water Group stock equity warrants	1,791,360	15,971,765	2,042,657	204,265,717

12/31/2000				2,042,657	204,265,717

Year	Share capital increase	Share issue		Share capital (in €’000 )	Number of shares
		Par value (in €)	Additional paid-in-capital (in €)

05/15/2001	Five for one share split			2,042,657	1,021,328,585

	Issue of 495,050 shares of € 2 par value each by conversion of 99,010 January-February 1996 4% convertible bonds	990,100	6,858,768	2,043,647	1,021,823,635

	Issue of 246,015 shares of € 2 par value each by the exercise of stock subscription options	492,030	3,061,066	2,044,139	1,022,069,650

	Issue of 1,590,315 shares of € 2 par value each by the exercise of Northumbrian Water Group stock equity warrants	3,180,630	28,358,497	2,047,320	1,023,659,965

06/30/2001				2,047,320	1,023,659,965

	Issue of 1,791,550 shares of € 2 par value each by conversion of 358,310 January-February 1996 4% convertible bonds	3,583,100	24,820,134	2,050,903	1,025,451,515

	Issue of 829,450 shares of € 2 par value each by the exercise of stock subscription options	1,658,900	10,007,906	2,052,562	1,026,280,965

12/31/2001				2,052,562	1,026,280,965

Year	Share capital increase	Share issue		Share capital (in €’000 )	Number of shares
		Par value (in €)	Additional paid-in-capital (in €)

	Issue of 598,870 shares of € 2 par value each by conversion of 119,774 January-February 1996 4% convertible bonds	1,197,740	8,296,745	2,053,760	1,026,879,835

	Issue of 153,095 shares of € 2 par value each by the exercise of stock subscription options	306,190	1,928,490	2,054,066	1,027,032,930

06/30/2002				2,054,066	1,027,032,930

	Issue of 12,487,034 shares of € 2 par value each through a share issue reserved for Group employees (Spring 2002 operation)	24,974,068	239,338,303	2,079,040	1,039,519,964

	Cancellation effective December 31, 2002, of 32,373,156 treasury shares	64,746,312	767,578,589	2,014,294	1,007,146,808

	Issue of 182,215 shares of € 2 par value each by conversion of 36,443 January-February 1996 4% convertible bonds	364,430	2,524,407	2,014,658	1,007,329,023

	Issue of 93,380 shares of € 2 par value each by the exercise of stock subscription options	186,760	1,207,730	2,014,845	1,007,422,403

12/31/2002				2,014,845	1,007,422,403

	Issue of 2,300 shares of € 2 par value each by conversion of January-February 1996 4% convertible bonds	4,600	31,864,20	2,014,849	1,007,424,703

	Issue of 199,603 shares of € 2 par value each by the exercise of stock subscription options	399,206	2,600,654,20	2,015,249	1,007,624,306

06/30/2003				2,015,249	1,007,624,306

	Issue of 55,500 shares of € 2 par value each by the exercise of stock subscription options	111,000	660,450,00	2,015,360	1,007,679,806

12/31/2003				2,015,360	1,007,679,806

3.3	BREAKDOWN OF THE SHARE CAPITAL AND VOTING RIGHTS

3.3.1	SHARE CAPITAL AND SHARE OWNERSHIP

As of December 31, 2003, the share capital of SUEZ totaled € 2,015,359,612 and was made up of 1,007,679,806 shares of € 2 par value each, representing 1,131,538,032 voting rights.

At the end of December 2003, SUEZ performed a survey of all identifiable bearer shares and identified approximately 450,000 shareholders.

Major shareholders as of December 31, 2003

	% share capital *	% voting rights**

Groupe Bruxelles Lambert (GBL)	7.2%	12.5%
Employee shareholders	3.9%	4.5%
Crédit Agricole Group	3.4%	5.8%
CDC Group	3.2%	3.7%
Cogema	2.3%	2.8%
CNP Assurances	1.7%	1.5%
Caixa	1.5%	1.4%
Treasury stock	1.3%	—
Sofina	1.2%	1.1%
Management	nm	nm
General public	74.3%	66.7%
(to the Company’s knowledge, no shareholder in this category holds more than 5% of the share capital)
	100%	100%

*	calculated based on the number of shares outstanding as of December 31, 2003.
**	calculated based on reported voting rights (AGM of April 25, 2003) of 1,130,775,146.

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The difference observed between percentage interests in the share capital and voting rights is due to the following:

the Company’s bylaws confer double voting rights on shares held by the same shareholder for over two years in registered form,

applicable law cancels voting rights attached to treasury stock held by the Company.

To the Company’s knowledge, there are no shareholder agreements.

Disclosure of shareholdings

No report was made in 2003 to the Autorités de Marché disclosing a change in shareholdings in excess of the legal thresholds.

Treasury stock as of December 31, 2003

The eighth resolution of the Combined General Meeting of April 25, 2003 authorized the Company to trade in its own shares for equity management purposes, subject to the terms and conditions of applicable laws and regulations. (Prospectus approved by the COB on March 20, 2003 – Visa No. 03-175)

Conditions:	maximum purchase price: € 36
minimum selling price: € 12
maximum shareholding: 10% of share capital
aggregate amount of acquisitions: € 3.6 billion

Between the General Meeting of April 25 and December 31, 2003, the Company purchased 2,574,579 of its own shares for a total consideration of € 36.2 million and a unit value of € 14.1 and sold 1,200,000 shares for a total consideration of

€ 17.6 million and a unit value of € 14.7.

As of December 31, 2003, the Company held 13.5 million of its own shares, representing 1.3% of the share capital.

Between January 1 and February 28, 2004, SUEZ did not trade in its own shares on the stock market.

3.3.2	MAJOR CHANGES IN SHARE OWNERSHIP DURING THE LAST 3 FISCAL YEARS

	12.31.2001		12.31.2002		12.31.2003
	% of share capital	% of voting rights	% of share capital	% of voting rights	% of share capital	% of voting rights

Groupe Bruxelles Lambert (GBL)	7.1%	12.5%	7.2%	12.5%	7.2%	12.5%
Employee shareholders	2.7%	3.4%	4.0%*	4.5%	3.9%	4.5%
Crédit Agricole Group	3.2%	5.4%	3.3%	5.7%	3.4%	5.8%
CDC Group	2.6%	3.3%	3.2%	3.8%	3.2%	3.7%
Cogema	2.2%	2.8%	2.3%	2.8%	2.3%	2.8%
CNP Assurances	1.6%	1.4%	1.6%	1.4%	1.7%	1.5%
Caixa	1.5%	1.4%	1.5%	1.4%	1.5%	1.4%
Sofina	1.0%	0.9%	1.0%	0.9%	1.2%	1.1%

*	Pursuant to resolutions 12 and 13 adopted by the Combined General Meeting of April 26, 2002, SUEZ launched a share issue reserved for Group employees (Spring 2002 operation) increasing the number of shares to 12.5 million.

3.3.3	LEGAL ENTITIES WITH A CONTROLLING INTEREST IN THE COMPANY

Not applicable.

3.3.4	ORGANIZATIONAL CHART

See Chapter 4 – Group strategy and description of activities.

3.3.5	PLEDGES OVER THE ISSUER’S SHARES

None.

3.3.6	PLEDGES OVER ASSETS

See Notes 10 and 20 to the consolidated financial statements.

3.4	MARKET IN COMPANY SECURITIES

SUEZ shares are listed on Euronext Paris, Euronext Brussels, and on the stock exchanges in Luxembourg and Zurich.

Since September 18, 2001, SUEZ shares are also listed on the New York Stock Exchange in the form of American Depositary Shares (ADS). Each ADS represents one SUEZ share.

The SUEZ shares are included in the CAC 40, the Dow Jones Euro Stoxx 50, the Dow Jones Euro Utilities and the FTSE Euro Top 100 indices.

Information on the markets of the various financial instruments issued by SUEZ is presented in section 3.2.4.

Share price highs and lows and trading volumes in SUEZ shares on Euronext Paris (source Fininfo S.A.)

	High (€)	Low (€)	Trading volume*	Capital* (in € million)

2002

June	30.95	23.20	4,619,048	125,752

July	27.30	18.38	5,804,726	132,274

August	25.85	19.35	3,713,694	85,938

September	23.51	14.50	5,444,269	105,658

October	19.48	13.18	5,302,632	87,514

November	19.84	16.60	4,127,491	75,180

December	20.10	15.52	4,430,586	78,898

2003

January	19.80	16.25	6,548,002	118,858

February	18.72	10.97	7,047,440	104,188

March	12.72	8.76	9,228,716	103,557

April	14.91	10.50	9,063,429	121,845

May	15.38	13.16	6,748,548	96,212

June	16.16	13.15	6,893,249	100,800

July	14.83	13.28	4,893,262	68,181

August	14.79	13.17	5,156,239	72,302

September	15.78	13.60	5,632,076	83,287

October	14.44	13.34	4,525,339	62,840

November	14.76	13.52	5,594,977	78,786

December	16.00	14.41	5,204,861	79,445

2004

January	17.64	15.35	5,716,236	93,068

February	18.40	16.41	5,054,903	88,232

*	daily average

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ADS share price highs and lows and trading volumes on the New York Stock Exchange

(source Fininfo S.A.)

	High (USD)	Low (USD)	Trading volume*	Capital* (in US$ million)

2002

June	28.75	24.01	34,545	–

July	26.50	18.85	61,841	–

August	25.20	19.12	42,886	–

September	21.94	15.00	74,750	–

October	18.03	13.18	100,200	–

November	19.50	16.85	90,065	–

December	19.97	16.51	62,252	–

2003

January	20.85	17.47	63,714	–

February	20.08	12.20	66,668	–

March	13.50	9.49	116,238	–

April	16.24	11.45	48,967	–

May	17.70	15.50	36,557	–

June	18.86	15.45	24,214	–

July	16.95	15.15	25,805	–

August	16.07	15.00	19,290	–

September	17.18	15.85	36,452	–

October	16.96	15.80	24,700	–

November	17.47	15.93	20,732	–

December	20.24	17.43	18,959	–

2004

January	21.92	19.55	22,160	–

February	23.21	20.70	22,711	–

*	daily average

Bond price highs and lows and trading volumes in January-February 1996 4% convertible bonds on Euronext Paris (source Fininfo S.A.)

	High (€)	Low (€)	Trading volume*	Capital* (in € million)

2002

June	155.00	117.30	420	–

July	140.90	99.00	2,382	–

August	129.90	100.10	209	–

September	120.20	94.80	581	–

October	108.00	96.20	593	–

November	111.00	99.35	345	–

December	107.00	98.50	448	–

2003

January	105.30	98.33	276	–

February	102.00	95.10	588	–

March	98.70	95.00	743	–

April	100.20	95.00	387	–

May	104.00	96.15	427	–

June	103.00	95.00	198	–

July	103.20	97.50	89	–

August	103.00	98.50	180	–

September	103.10	92.25	1,297	–

October	101.90	90.60	253	–

November	101.95	99.00	1,253	–

December	103.00	99.70	260	–

2004

January	101.50	93.10	430	–

February	105.90	92.00	1,018	–

*	daily average

Traded share options

SUEZ class option trading volumes in 2003 in Paris (number of contracts)

Period	Calls	Puts	Total

January 1
to December 31, 2003	5,109,881	4,282,241	9,392,122

3.5	DIVIDENDS

Dividends for the last five fiscal years (after adjustment for the 5 for 1 share split)

Fiscal year	Net dividend	Tax credit	Gross dividend

in €

1998	0.54	0.27	0.81

1999	0.60	0.30	0.90

2000 (1)	0.66	0.33	0.99

2000 (2)	0.56	0.28	0.84

2001 (1)	0.71	0.355	1.065

2001 (2)	0.61	0.305	0.915

2002 (1)	0.71	0.355	1.065

2002 (2)	0.61	0.305	0.915

(1)	Fully paid-up shares.
(2)	Shares not fully paid up.

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

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Dividend policy

On March 3, 2004, the Board of Directors decided to propose to the General Meeting of shareholders, which is due to meet for the second time on April 27, 2004, to maintain the net dividends at their 2003 level, i.e. € 0.71 per share.

Maintaining this dividend demonstrates the confidence of the Board of Directors in the potential to increase the Group’s profitability.

This dividend will be paid on Monday, May 3, 2004.

CHAPTER 4

GROUP STRATEGY AND DESCRIPTION OF ACTIVITIES

4.1.	VISION AND STRATEGY

HISTORY OF THE FORMATION OF SUEZ

SUEZ is the result of the June 1997 merger of Compagnie de Suez and Lyonnaise des Eaux. At the time, Compagnie de SUEZ, which had built and operated the Suez Canal until it was nationalized by the Egyptian government in 1956, was still a holding company with diversified interests in Belgium and France, specifically in the financial services and energy sectors. Lyonnaise des Eaux was a diversified company in the management and treatment of water, waste, construction, communication, and technical facilities management. A large part of its operations were located in France, although it conducted a significant international activity.

4.1.1.	DESCRIPTION OF THE GROUP’S ACTIVITIES

The services offered by SUEZ meet the basic needs of a broad range of customers.

As announced in 1997 during the merger, SUEZ gradually ceased to be a conglomerate to become an industrial services group, an international player in sustainable development, offering a wide range of solutions to companies, individuals, and municipalities in the field of Energy and the Environment (Water and Waste Services).

The specific business of SUEZ is to devise, design, implement, and manage systems and networks in each of its businesses, in order to meet the needs of its customers – businesses, municipalities or consumers. SUEZ aims to provide them with the specific and innovative solutions they expect.

The development of the Group is based, therefore, on a diversified service offer backed by its extensive expertise, and vast experience, as well as on the financial and geographic flexibility it enjoys as a result of its recurring cash flow and international network.

SUEZ holds leading positions in each of its core sectors – Energy and Environment :

•	In Energy, SUEZ is a major player with recognized expertise in the various segments of the value chain, including electricity production, energy trading as a support activity, the transport and marketing of electricity and natural gas, the management of transport and distribution networks, services such as the on-site construction and operation of cogeneration units, technical management and systems optimization of customer facilities, and engineering activities.
•	In the Environment sector, SUEZ is a major player in water-related services. It designs and manages systems for drinking water production and distribution, wastewater treatment, and engineering activities, and provides a broad range of services to industries. SUEZ is a global player in waste management for municipal clients and businesses. Its services cover the entire value chain – collection, sorting and recycling, incineration, landfill, and most categories of household or hazardous wastes. Initiated in June 2002, the merger of these two segments of activities that have a large local and municipal component led to the May 2003 formation of SUEZ Environment. Ondeo Nalco, the world leader in chemical water treatment, formed the operating branch known as SUEZ Environment Industrial Services with its subsidiary Ondeo Industrial Solutions (OIS), which specializes in the operation and on-site maintenance of industrial water treatment facilities. This branch was closed in 2004 following the sale, in the second half of 2003, of its principal component, Ondeo Nalco. The activities of Ondeo Industrial Solutions will be integrated into SUEZ Environment to supplement its range of services.

SUEZ believes that its diversified customer base represents a foundation for recurrent activities with a potential for organic growth greater than the growth in GDP.

SUEZ serves two major customer segments :

A) MUNICIPAL CUSTOMERS AND CONSUMERS

Changes in public policies, national legislation, and growing urbanization are important factors in shaping the Group’s long-term potential market.

In fact, the use of the private sector is growing in three significant ways: partly at the pace of market deregulation, partly because public authorities are becoming increasingly aware of the limited nature of their resources and specialized expertise, and partly because of stricter environmental regulations in the case of waste services. This use of the private sector may take the form of privatizations, concessions, or operation and maintenance contracts. For many international institutions and municipalities, it means greater efficiency, in the form of prices that better reflect economic reality, greater quality of service, and an increase in the population served.

SUEZ believes that the long-term growth potential of these markets is very great. In the Energy sector, the continuing deregulation in Europe will mean eligibility for all residential customers from January 1, 2007. In the Environment sector, the scope of delegation of water-related services to the private sector is currently limited. SUEZ is present in Europe and internationally to meet the major long-term needs identified. The business model that the Group proposes is based on a partnership between the public authority and the private operator with a clear distribution of responsibilities. In this public/private partnership model, the operator is not the owner of the water resource, but is entrusted for the term of the contract with responsibility for the infrastructure, its maintenance and, most often, its development for the benefit of the whole population.

Nevertheless, the private sector, the significance of whose role was discussed in the CAMDESSUS(1) report, can only maintain its place if solutions are found to avoid an imbalance of risk detrimental to operators and to ensure that public authorities are able to honor their contractual obligations, especially in terms of rates. The fact that these conditions are not currently completely met is the reason for the approaches adopted by the Group, in certain countries, for several large, international water contracts (See 4.3.2 below).

B) BUSINESS CUSTOMERS

The sale of Nalco in 2003 does not diminish the importance of industrial customers for the activities of the current Group. Opportunities remain, particularly due to the deregulation of the energy market.

Customers in the tertiary (consumer and industrial service markets) and industrial sectors are, in fact, frequently looking for customized solutions which the Group is able to provide in its fields of expertise.

SUEZ offers :

•	The supply of basic goods and services (electricity, gas, water, and waste management);
•	A wide range of specialized services that now include the treatment of hazardous industrial waste, the design and supply of water treatment facilities and electrical and mechanical facilities, and chemical engineering. However, in 2003, SUEZ decided to pull out of chemical water treatment by selling its subsidiary Ondeo Nalco within the framework of its action plan (see Section 4.1.2);
•	On-site industrial, commercial, or tertiary management services from maintenance to complex outsourcing operations.

SUEZ believes that the market for services to businesses should continue to grow in the coming years, but the rate of this growth will correlate with the strength of national economies. The development of activities subcontracted by businesses to external service providers is characterized by some strong trends :

•	the gradual shift from simple services (maintenance) to more complex services (facilities management, complete waste management);
•	the need for the provider to commit to results and no longer just to means;
•	the sharing, or even the transfer, of all or part of the industrial risk (outsourcing);
•	the opportunities available due to deregulation of energy markets.

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(1)	Report from the international work group on financing worldwide water access infrastructures, March 2003.

The contracts that SUEZ offers can be multi-site – thanks to its international presence – single-service, or even multi-service, based on the needs of the customer. In this case, they may, for example, include the provision of ultra-pure water (Ondeo), electricity, gas, and heat (EGI and EGE), waste incineration and treatment (SITA), industrial services (Fabricom), facilities management, or even on-site management of energy production facilities (Elyo).

In 2003, SUEZ also streamlined its cross-business structures servicing industrial customers. The Group thus maintained a specific structure focusing on industrial customers, while making organizational changes to increase the involvement of its operating units.

4.1.2.	A YEAR MARKED BY THE RESULTS OF THE ACTION PLAN

A) OBJECTIVES OF THE ACTION PLAN

The period from 1997-2001 was marked by the steady international expansion of the Group’s Energy and Environment operations and by the establishment of a foundation for the future growth of its businesses. However, this growth involved, an increase in net debt for the Group, which reached € 28 billion at the end of 2001. The 2002-2003 period, characterized by a weakened and uncertain economic environment, led SUEZ, in September 2002, to focus its strategic priorities on strengthening its financial position and refocusing on its Energy and Environment businesses.

These priorities were reflected in an action plan for 2003 and 2004, announced on January 9, 2003, with the following objectives :

•	Secure and improved profitability, as expressed by improvement in the Return on Capital Employed (ROCE)(2), Cash Flow, and Free Cash Flow(3) for the Energy and Environment activities, and by a reduction in the overall exposure of SUEZ in developing countries.
•	Greater financial stability for the Group by cutting its debt by one-third during the period of the plan, and full self-financing of capital expenditure and dividends by each business branch by 2004.

To achieve these objectives, the action plan included five components :

continue the debt reduction initiated in 2002, by selling non-strategic interests and certain assets in Energy and Environment for the benefit of activities presenting the best profit/risk ratios and prioritizing the generation of cash flow;
improve profitability by reducing overheads and operating costs with a goal of saving approximately € 500 million(4) from 2003;
establish a more integrated structure, organized around operating branches supervised by a single headquarters performing all central functions, located in both Paris and Brussels;
reduce investments from € 8 billion(5) to € 4 billion as an annual average for the period of 2003-2005; the aim is for the business branches to be in a position to self-finance their development from 2004; as a result stronger requirements for cash flow and risk limitation, specifically currency risks, were added to the existing criteria for the selection of capital expenditure;
decrease the Group’s exposure to the risks of developing countries and focus its activities on more stable and more recurrent markets (European Union and North America).

B) ACCELERATED IMPLEMENTATION OF THE ACTION PLAN

The year 2003 saw accelerated implementation of the action plan as a result of two decisions made in the second half which allowed the Group to define its strategy and the scope of its businesses, and to exceed its debt reduction target :

The sale of Nalco. This decision will help improve the return on capital employed and the financial structure of the Group. The transaction, which was completed on November 4, 2003, valued Nalco at US$4.35 billion;
The decision to gradually dispose of all of the Communication assets as part of SUEZ’s policy to focus on Energy and Environment.

(2)	See details of the reconciliation in paragraph section 4 of the management report (Chapter 5).
(3)	Free Cash Flow = cash flow (net operating profit after tax) minus maintenance of investments minus change in working capital requirement.
(4)	Total share, before taxes, over a full year.
(5)	Annual average 1997-2002 (excluding Tractebel and SGB Exchange Offer).

At the end of 2003, progress was in line with the goals of the action plan :

•	The Group ended fiscal year 2003 with a stronger financial structure:
The goal to reduce net debt by a third was exceeded in the year as a result of implementing the disposal plan. In 2003, the Group sold € 7.8 billion of financial assets and the deconsolidation of entities sold reduced debt by € 2.1 billion. The sales involved assets in the Environment sector (75% of Northumbrian, 100% of Nalco and CESPA), and also non-strategic holdings (Fortis, Axa, Total, Vinci), and several assets in the Communications sector in Belgium (Coditel and Codenet). Thus, net debt was reduced from € 26 billion on December 31, 2002 to € 15 billion by December 31, 2003. This debt reduction policy resulted in the recognition of losses, which explain a significant portion of the exceptional loss for the year (€ 2.8 billion). In addition, the sale of certain assets changed the scope of consolidation and had an impact on the Group’s income from operations;
In accordance with the goals of the January 2003 action plan, capital expenditure was cut with priority given to the organic growth of the businesses. Total capital expenditure was € 4.3 billion in 2003 compared with € 6.8 billion in 2002, with a target set by the action plan of € 4 billion per year on average for 2003-2005.

•	The savings achieved exceeded the targets set in January 2003 (€ 500 million for the full year). The “Optimax” program, intended to cut costs, lighten organizational structures, and optimize capital employed resulted in savings of € 585 million in operating expenses in 2003.
•	The corporate structure was simplified with the merger of the legal entities of Société Générale de Belgique and Tractebel, which formed the current company SUEZ-TRACTEBEL, was completed October 31, 2003 and SUEZ created a single dual-location headquarters (in Paris and Brussels). Continuing uncertainties regarding the legislative and regulatory environment for gas activities in Belgium and Europe, rapid changes in international gas markets where SUEZ entities nonetheless gained strong positions, and progress achieved in generating synergies within the Group led to the decision not to pursue the study, begun in 2002, to transfer the service and gas entities of SUEZ-TRACTEBEL to Electrabel. Moreover, the disposal of Nalco and the plans to integrate OIS in SUEZ Environment have resulted in an organization centered around the Group’s two businesses of Energy and Environment, backed by four operating branches.

•	The Group’s exposure to the risks of developing countries has been reduced. On December 31, 2003, the capital employed in these countries was € 6.2 billion compared with € 7.9 billion at the end of the previous fiscal year.

4.1.3.	BUSINESS GROWTH ACHIEVED DESPITE ECONOMIC ENVIRONMENT

In 2003, the Group’s activities continued to grow despite the subdued economic context. The year 2001 was marked by a distinct break in momentum for growth, which continued in 2002. In 2003, the European economy confirmed this slowdown with an average rate of growth of 0.4% for the countries in the Euro Zone(6), which represents SUEZ’s primary market. For activities outside Europe, the recovery was more dynamic, primarily in the United States, but the decline in the principal currencies (particularly the American dollar) against the euro generated significant currency effects.

Despite the unfavorable economic situation, the Group’s activities grew significantly, with organic growth(7) in sales of 6.1%, a level very similar to that recorded in 2002 (5.7%). In 2003, Group sales totaled € 39.6 billion.

The Energy sector contributed the dominant portion at 67%, with Environment services representing 31%.

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Revenues breakdown In millions of €, except %	2003		2002(*)		2001(*)

Energy	26,635	67%	24,242	59%	26,374	62%

Environment	12,310	31%	15,897	39%	15,374	36%

Other	677	2%	644	2%	611	2%

Group Total	39,622	100%	40,784	100%	42,359	100%

(*)	Fiscal year 2002 revenues are presented to reflect the change in presentation of its energy trading activities. By contrast, the revenues for fiscal year 2001 are presented according to the method applicable prior to January 1, 2003 (see Note 1-O of the Consolidated Financial Statements).

Organic growth was seen in both Energy (+7.3%) and Environment (+3.7%). In Energy, activities outside Europe (EGI) recorded particularly strong organic growth (+39.7%) due to the commissioning of new plants and the increase in liquefied natural gas sales in the United States. In Europe (EGE), organic growth in sales revenues was more modest (+4%) and primarily the result of operations to optimize production equipment and the portfolio of contracts as well as growth in electricity and gas sales outside Belgium. In Environment, organic growth was primarily due to European positions in the water sector.

Geographically speaking, though SUEZ’s activity is worldwide, Europe remains its largest market. In 2003, 80% of the Group’s sales were in Europe. France and Belgium are major contributors with 54%. The Europe/North America proportion continues to increase, and was 90% in 2003 compared with 88% in 2002.

The table below tracks changes in consolidated sales revenues, profitability, and results from financial investments for the Group over the last three years :

In millions of €	2003	2002	2001

Revenues	39,622	40,784 (*)	42,359	(*)

Gross operating income	6,011	7,254	7,738

Net income, Group share	(2,165)	(863)	2,087

Cash flow	3,727	4,857	4,817

Capital expenditure, net	2,574	3,279	3,968

Financial investments, net	(6,305)	(320)	304

Net debt	14,991	26,006	28,009

(*)	Fiscal year 2002 revenues are presented to reflect the change in presentation of its energy trading activities. By contrast, the revenues for fiscal year 2001 are presented according to the method applicable prior to January 1, 2003 (see Note 1-O of the Consolidated Financial Statements).

The Group’s net loss of € 2,165 million reflects exceptional costs resulting in part from the disposal of assets under the action plan (see Section 4.1.2 above). It also includes write-downs on the disposal of certain assets in Communications and Water and Waste Services, as well as costs related to restructuring and the termination of contracts which show losses (see Management Report, Section 5, Paragraph 3).

However, the operating profitability of the Group’s activities has resisted this subdued economic context. Excluding currency and consolidation effects, organic growth in the Group’s gross operating income was 4.9% in 2003. It was particularly strong in the Energy segment (+8.3%), primarily driven by the performance of EGE gas activities, the start-up of new facilities abroad, and the contribution of liquefied natural gas operations. In Environment, organic growth in gross operating income was equally significant (up 4.7% excluding Nalco), primarily due to Water and Waste Services in Europe, especially in France.

4.1.4.	STRATEGIC PRIORITIES FOR 2004-2006

The year 2003 was a year of transition that allowed the Group to improve its results from financial investments and to define the scope of its activities.

SUEZ is now refocused on its two businesses of Energy and Environment. The sale of the Group’s holding in the Communications sector, initiated in 2003, continued, with the February 2004 sale of 29.2% of M6, and in March 2004 with the signing of an agreement with UnitedGlobalCom (UGC) for the sale of Noos.

For the period 2004-2006, SUEZ intends to continue its efforts to increase its operating profitability and generate cash in its two businesses, by implementing a strategy that primarily focuses on organic growth.

(6)	Eurostat 2004.
(7)	On a comparable basis, excluding energy trading and changes in gas prices, and excluding Puerto Rico, the withdrawal from which was announced January 13, 2004.

The primary objectives are :

average organic growth in sales revenues and gross operating income of between 4 and 7% per year;
growth in results and profitability with the return to positive net income in 2004 and a target of 11% ROCE in 2006;
continued improvement in cash generation, with the objective of self financing all capital expenditure (maximum of € 4 billion per year for the period) and dividends by 2005.

Within this context, the primary strategic targets of the operating branches are as follows :

A) ELECTRICITY AND GAS EUROPE (EGE)

•	Maintain a leading position and defend margins in the Benelux countries by giving priority to customer relations and reinforcing the competitiveness of the production facilities.
•	Develop gas/electricity convergence.
•	Continue commercial growth and targeted investments in priority markets such as France, Italy, and the Iberian Peninsula.

B) ELECTRICITY AND GAS INTERNATIONAL (EGI)

•	Give priority to organic growth in the four key EGI positions (the United States, Brazil, Thailand, and liquefied natural gas) and in countries in which the growth and demand for energy should be strong.
•	Concentrate on sales activities with commercial and industrial customers.
•	Continue the policy of rotating capital expenditure around EGI strong points.
•	Maintain a balanced portfolio management plan to achieve optimum risk/profitability performance.

C) INDUSTRIAL AND ENERGY SERVICES (SEI)

•	Give priority to the consolidation of positions, organic growth, and the profitability of Tractebel Energy Services by developing commercial synergies with EGE.
•	Reorganize Fabricom to restore profitability.
•	Focus the activities of Tractebel Engineering on support for Energy and Services.

D) SUEZ ENVIRONMENT

•	Give priority to targeted profitable organic growth in Europe, developing the Group’s technical and commercial strengths in the context of stricter environmental legislation.
•	Outside Europe, maintain strict selectivity in capital expenditure and improve profitability and financial results for less high-performance assets.

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Simplified Organizational Chart for the Group at 12/31/2003 :

Segments	Entities	Activities	Subsidiaries	Countries

Energy			SUEZ-TRACTEBEL	Belgium	100.00%

	Electricity and Gas	Electricity and gas	Compagnie Nationale du Rhône	France	24.00%

	Europe	in Europe	Energie du Rhône	France	34.29%

			Distrigas	Belgium	46.83%

			Dunamenti	Hungary	37.50%

			Electrabel	Belgium	50.12%

			Electrabel Customer Solutions	Belgium	48.02%

			Electrabel Nederland NV	Netherlands	50.12%

			Elia/Elia System Operator	Belgium	32.10%

			Fluxys	Belgium	46.83%

			Polaniec	Poland	50.12%

			Rosen	Italy	49.87%

			ACEA Electrabel SPA	Italy	20.35%

			ACEA Electrabel Produzione SPA	Italy	35.24%

			ACEA Electrabel Trading SPA	Italy	25.06%

			ACEA Electrabel Energia SPA	Italy	20.35%

			ACEA Electrabel Elettricita	Italy	20.35%

	Electricity and Gas	Electricity and gas	Glow SPP Public Cy Ltd	Thailand	99.01%

	International	outside	Glow IPP Co Ltd	Thailand	94.04%

		Europe	Hanjin City Gas Co Ltd	South Korea	75.00%

			Tractebel North America Inc.	USA	100.00%

			Tractebel LNG NA	USA	100.00%

			Tractebel LNG Ltd	United Kingdom	100.00%

			Tractebel Energia SA	Brazil	78.32%

			Colbun SA	Chile	29.21%

			ElectroAndina SA	Chile	33.25%

			Edelnor SA	Chile	27.38%

			Gulf Total Tractebel Power Co	UAE	20.00%

			Baymina Enerji AS	Turkey	95.00%

	Industrial and	Industrial and	Axima Contracting &
	Energy Services	energy services	Refrigeration	Belgium	100.00%

			Endel	France	99.99%

			Fabricom GTI	Belgium	100.00%

			GTI	Netherlands	100.00%

			Ineo	France	99.99%

			Axima Services	Belgium	100.00%

			Elyo	France	99.99%

			SUEZ-TRACTEBEL
			(Engineering division)	Belgium	100.00%

Environment	SUEZ Environment	Water	Agbar	Spain	25.79%

			Aguas Andinas	Chile	32.12%

			Aguas Argentinas	Argentina	46.30%

			Aguas do Amazonas	Brazil	100.00%

			ASIM (LISCO)	Mexico	50.00%

			Bogotana de Aguas	Colombia	100.00%

			Eurawasser	Germany	100.00%

			Lydec	Morocco	60.27%

			Lyonnaise des Eaux France	France	100.00%

			Northumbrian Water	United Kingdom	25.00%

			Ondeo Degrémont	France	100.00%

			Ondeo de Puerto Rico	Puerto Rico	100.00%

			PALYJA	Indonesia	95.00%

			Macao Water (SAAM)	Macao	42.50%

			United Water (UWR)	United States	100.00%

			WSSA	South Africa	50.00%

		Waste services	Ate-Geoclean	France	100.00%

			CLIBA	Argentina	45.00%

			Novergie	France	98.68%

			Scori	France	65.98%

			SITA Australia	Australia	60.00%

			SITA Belgium	Belgium	100.00%

			SITA Canada	Canada	100.00%

			SITA Deutschland	Germany	100.00%

			SITA Finland	Finland	75.00%

			SITA France	France	99.90%

			SITA Nederland	Netherlands	100.00%

			SITA Polska	Poland	100.00%

			SITA Sverige	Sweden	75.00%

			SITA UK	United Kingdom	100.00%

			Swire SITA	Hong Kong	50.00%

			Teris	France	100.00%

			Teris LLC	United States	100.00%

			VEGA (VEA)	Brazil	100.00%

			Wasteman	South Africa	29.95%

		Industrial Services	Ondeo Industrial Solutions**	France	100.00%

Other	Communication	TV media	M6 *	France	34.64%

interests			Paris Première	France	93.03%

		High-output
		distribution	Noos	France	50.10%

	Finance	Fund management	SI Finance	France	100.00%

*	SOLD IN THE FIRST QUARTER OF 2004.
**	CONSOLIDATION PLANNED FOR 2004

4.2	ENERGY

4.2.1.	ORGANIZATION AND FINANCIAL HIGHLIGHTS

In millions of €	Year ended 12/31/2003	Year ended 12/31/2002		Year ended 12/31/2001

Sales revenues	26,635	24,242	(8)	26,374

Gross operating income	4,001	4,125		4,331

Capital employed	15,890	17,513		21,382

Number of employees	89,000	88,800		84,400

In Energy, SUEZ is active in the international energy and services markets. The Group’s core Energy businesses are electricity and gas, which include electricity production, trading, the sale of electricity and natural gas, as well as the operation of distribution networks. The complementary nature of its businesses allows the Group to offer clients other services directly related to these products, including technical facilities, industrial and energy services, as well as engineering.

Production facilities

The Group’s capacity, both installed and under construction reached 50,400 MW(9) (excluding development) on December 31, 2003.

Distribution of capacity installed or under construction

Natural gas is the most widely used fuel for the Group’s production units, with 34.3% of the capacity managed (including contracted capacities), compared with 12.9% for fuel oil and 10.5% for coal. Hydraulic energy represents 25.5%, nuclear capacity 13.3%, and other sources 3.5%.

Distribution of capacity managed by type of fuel

SUEZ estimates that this capacity structure ensures strong competitiveness in terms of cost. Operating costs (fuel specifically) for nuclear plants are relatively low and the predominance of gas in its capacity offers another competitive advantage because gas is

(8)	The 2002 sales is the sales figure published after offsetting energy purchases and sales for € 5,306 million.
(9)	MW always expresses net power unless otherwise noted; net power is gross power minus the plant’s own consumption. The capacities installed equal 100% of the power of the consolidated plants (equity affiliates, proportionate consolidation, and full consolidation).

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an efficient and less-polluting fuel than other fossil fuels like coal. For this reason, the Group is continuing to focus its growth efforts on natural gas.

Distribution of construction projects by region

The total power of the projects under construction was 4,611.7 MW on December 31, 2003. Based on provisional plant commissioning schedules, SUEZ projects an increase in installed power of 1,765.5 MW in 2004, 2,100.2 MW in 2005, and 746 MW in 2006.

Energy trading

The energy trading operations of the Group are part of its business model, which is designed to manage the balance between production assets and sales through a centralized portfolio management department. The Group is also developing both a proprietary energy trading activity and trading on behalf of customers. These activities are described under the Electricity and Gas Europe and Electricity and Gas International sections below.

The Group operates in the electricity and natural gas markets and in services through three operating branches :

ELECTRICITY AND GAS EUROPE

The development of the Group’s electricity and gas activities in Europe is assigned to the Electricity and Gas Europe branch (EGE). Its goal is to maximize synergies for the benefit of its customers.

The major companies of EGE for electricity and gas activities in Europe are :

•	Electrabel (Group interest 50.12% at December 31, 2003), a European provider of global and customized energy solutions (production, trading, sales, and distribution networks) and its primary subsidiaries : Electrabel Customer Solutions, Electrabel Nederland, and Electrabel Netten Vlaanderen. Elia, the independent transmission network operator in Belgium was 32.1% owned by the Group at December 31, 2003. The official appointment of the power distribution network operator in Belgium on September 13, 2002 marked a significant step in the continued deregulation of the electricity market.
•	Distrigas and Fluxys, which resulted from the division of Distrigas into distribution and gas trading (the Group held 46.83% of these companies at December 31, 2003).

Electrabel, Distrigas and Fluxys are listed on Euronext Brussels.

Together, the activities of EGE represented approximately € 12.7 billion in sales in 2003, with approximately 16,600 employees.

ELECTRICITY AND GAS INTERNATIONAL

The Electricity and Gas International branch (EGI) is in charge of the Group’s energy and services activities in markets outside Europe. EGI’s core activities are electricity and natural gas. They include the production of electricity, trading, marketing and sale of energy, as well as management of the transport and distribution networks.

As of December 31, 2003, EGI is organized into four regional entities coordinated by a central organization located in Brussels.

EGI operates through the following principal subsidiaries :

•	Tractebel North America, a wholly-owned subsidiary located in Houston, manages all EGI operations activities in the United States, Canada, and Mexico, including the facilities for regasification of liquefied natural gas (LNG).
•	Tractebel Energia, a publicly-traded company located in Florianopolis, 78.32% held by the Group, is responsible for EGI activities in the electricity sector in Brazil.
•	Glow IPP and Glow SPP, based in Bangkok, Group interest of 94.04% and 99.01% respectively, manage EGI’s interests in power production in Thailand.
•	Tractebel LNG, a wholly-owned subsidiary in London and Luxembourg, is responsible for short-term LNG operations, the coordination of transport and supplies, as well as the management of participations in liquefaction projects worldwide for EGI.

Collectively, EGI’s operations represented approximately € 4.5 billion in sales in 2003, with approximately 4,300 employees.

INDUSTRIAL AND ENERGY SERVICES

SUEZ is able to offer integrated energy services and products to its customers.

The Group ranks first in Europe(10) in industrial installation and maintenance services as well as in energy-related services.

Industrial and energy services are organized into three entities :

•	Fabricom : These are the electrical and mechanical facility services intended primarily for industrial companies for large projects, which are generally short term. The most significant entities are Fabricom GTI in Belgium (plus Norway, England, Spain, and certain eastern European countries), GTI in the Netherlands, Ineo and Endel in France, and Axima Contracting & Refrigeration primarily in Belgium, France, Germany, Austria, Switzerland, Spain and England.

•	Tractebel Energy Services (TES) : This entity covers all of the management/maintenance services, management of heating and cogeneration facilities, management of local energy distribution networks and facilities management, intended for both the industrial and tertiary sectors, local municipalities, and the residential sector. These services are generally covered by long-term contracts. The offer represents a continuum of services and solutions that range from managing local energy networks (distribution of electricity and urban heating) to managing utilities on industrial sites, including the management and maintenance of technical and heating equipment and facilities management. The entities involved are Elyo and Axima Services.
•	Tractebel Engineering is responsible for engineering activities throughout the world, but a large proportion of its services are performed in Europe.

Together, these activities represented approximately € 9.4 billion in sales in 2003, with approximately 68,100 employees.

4.2.2.	COMMERCIAL DEVELOPMENT AND STRATEGY

In Energy, SUEZ is implementing a “smart play” strategy designed more to take advantage of the Group’s competitive strengths rather than develop in size. Its primary strengths are :

•	the competitiveness of its flexible and high-performance production facilities;
•	the synergies generated by the combined operation of gas and electricity;
•	its global dimension with operations in more than 100 countries;
•	its expertise in trading and marketing electricity and gas, secured by significant production capacities (more than 50 GW(11) throughout the world);
•	its experience and diverse activities in the energy business and in energy and industrial services (through Fabricom, TES, and Tractebel Engineering).

(10)	Internal source. Unless stated otherwise, the data presented in Section 4.2 comes from internal estimates of the Group.
(11)	Excluding development, but including capacities that have been contracted or are under construction.

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The strategy is designed to exploit these assets to the maximum :

ð in Europe :

•	defend EGE’s leading position in the Benelux countries;
•	develop activities in France, Italy, and the Iberian Peninsula;
•	consolidate the position of Distrigas in the European Union by maintaining a market share of at least 5% in the expanding European market, despite faster deregulation and slower growth in demand in Belgium.

ð outside Europe :

•	develop activities based on existing positions to take advantage of local expertise and maximize synergies with current operations;
•	control exposure to developing countries through risk management and balancing positions to limit the volatility of results and achieve optimum risk/profitability performance;
•	concentrate on sales activities with commercial and industrial customers;
•	extend synergies between electricity and gas and between regions, particularly through the development of short- and long-term LNG activities, by emphasizing the development of maritime shipping capacities and regasification.

4.2.3.	SIGNIFICANT EVENTS IN 2003 MONTH BY MONTH

ELECTRICITY AND GAS EUROPE

January 2003

• Launch of Berge Boston, a 138,000 m3 methane tanker for shipping LNG (liquefied natural gas), owned jointly by the Norwegian shipowner Bergesen (51%) and Distrigas S.A. (49%). The ship is chartered by Tractebel LNG North America LLC.

February 2003

Belgium :

• On February 28, 2003, Electrabel and the public producer SPE terminated by mutual agreement their industrial partnership for CPTE, creating an independent producer on the Belgian market with a capacity of 1,600 MW.

March to October 2003

Italy :

• Electrabel strengthened its holdings in Acea, a leading company in the Italian electricity and water market, majority controlled by the City of Rome (51%), to bring the Group’s total stake to 2.6%. This stake consolidates the strategic cooperation agreement signed in 2002 in the electricity trading, marketing, and production segments.

May 2003

France :

• Since May 1, Electrabel has purchased all of SHEM’s electricity output (773 MW produced by 49 hydroelectric plants) as well as managing its generation operations. SHEM’s peak capacity is a valuable supplement to the energy that Electrabel sells within Energie du Rhône.

June 2003	Belgium : • In June 2003, Electrabel inaugurated its first wind facility in Wallonia. This is the company’s largest wind facility in Belgium in terms of installed power (8 MW).
July 2003

Belgium :

• Between July 4, 2003 and January 16, 2004, within the framework of the electricity distribution operations and the separation of network management activities from sales to eligible customers, the Competition Board approved Electrabel’s acquisition of the sales operations to eligible customers in the mixed inter-municipal entities in Wallonia and Flanders. These activities are performed within an ad hoc legal vehicle controlled by Electrabel : Electrabel Customer Solutions.

• Also, the first mixed inter-municipal entities were officially designated as Distribution Network Managers (GRD) for their respective territories.

August 2003	Poland : • Electrabel increased its interest in the Polaniec electric plant by 38.96% at the end of December 2002, to take it to 100% at the end of August 2003.

• Fluxys LNG began negotiations with shippers interested in obtaining capacity at the LNG terminal in Zeebrugge after 2006. As a result, it may be necessary to double the terminal’s capacity.

November 2003

• Fluxys and GTS (the transport branch of Gasunie) reached an agreement for the industrial participation of Fluxys in the project to construct a gas pipeline that would connect Balgzand (Netherlands) to Bacton (United Kingdom) and be in service in 2006-2007.

Portugal :

• Generg, Electrabel’s Portuguese partner (42.5% owned by the Group) commissioned a wind farm with a total capacity of 13 MW in Vergao (northeast of Lisbon). This project is part of a general development plan in Portugal for 450 MW.

December 2003

Belgium :

• Electrabel, which had agreed to make available the equivalent of 1,200 MW of production capacities on the Belgian market for potential buyers, organized the first capacity auctions for 250 MW.

France :

• Electrabel finalized the acquisition of shares in the Compagnie Nationale du Rhône (CNR) held by EDF, and acquired the CNR shares held by the Chamber of Commerce and Industry for Villefranche and Beaujolais. Following these transactions, Electrabel holds 47.88% of the capital of CNR. All these operations give Electrabel the resources to continue to develop on the French market and strengthen the strategic cooperation agreement between Electrabel and CNR.

Electricity and Gas International

January 2003	Thailand : • The Bowin electrical power plant began commercial operation to provide total power of 713 MW to EGAT (Electricity Generating Authority of Thailand).

February 2003

Mexico :

• Tractebel Mexico inaugurated a new central plant for the cogeneration of 245 MW in the city of Monterrey. Electricity will be provided to 38 industrial facilities throughout the country under 15-year supply contracts.

May 2003

Abu Dhabi :

• Inauguration of the power production and water desalination plant in Al Taweelah, which totals 1,360 MW of electrical production and produces 385,000 m3 of water per day. The facility represents approximately 25% of the total production of electricity and water for the Emirate.

June 2003

United States :

• Tractebel LNG North America LLC, operator of the first LNG import terminal in the United States, in Everett, Massachusetts, and the ship-owner Bergesen announced the launching of Berge Everett, a new liquefied natural gas 138,000 m3 tanker, chartered by the Group.

September 2003	• Contract signed with Statoil to supply 36 million MMBtu/year of LNG to Statoil Natural Gas LLC at the LNG terminal in Cove Point, Maryland (USA).

Peru :

• Tractebel LNG and Peru LNG signed a Memorandum of Understanding, which provides for the annual supply of 2.7 million metric tons over a period of 18 years; EGI will ship LNG from Melchorita, Peru, to Mexico

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November 2003	United States : •Tractebel North America commissioned the Chehalis 520 MW electrical plant.

December 2003

Singapore :

•EGI finalized the sale of its minority interests in three joint Singapore ventures to its partner SembCorp Utilities Pte Ltd for approximately € 93 million. This operation generated a capital gain of € 40 million

Industrial and energy services

January 2003

France :

•Naturfruit, a subsidiary of Danone and the Italian group San Benetto, signed a contract with Elyo to provide utilities for its new industrial site. The € 11.5 million contract is for 10 years.

France : •BP France and Elyo signed a 5-year facilities management contract for € 11.3 million for its 12,000 m2 corporate headquarters in Cergy-Pontoise.

Belgium : •Axima Services begins a 10-year contract for more than € 20 million for the technical management of the Sidmar site in Zelzaete (Belgium).

Spain :

•Tractebel Gas Engineering signed an EPC(12) contract with Reganosa for the construction of an LNG terminal in La Coruña, Spain, including two 150,000 m3 storage reservoirs and unloading and distribution facilities.

March 2003	India : •CORYS T.E.S.S. (the French subsidiary of Tractebel Engineering specializing in simulation) signed a contract with Indian Railways for the turnkey supply of train-performance simulators.

April 2003	French Polynesia : •Electricité de Tahiti (EDT), a subsidiary of Elyo, equipped the Punaruu electrical plant with two new units of 17 MWe each.

May 2003	France : •Elyo won a contract to manage energy and utilities for a period of 10 years with COOP D’OR STL for a total amount of € 21 million.

Norway :

Fabricom S.A. won a contract (approximately 800,000 man-hours of work) to supply 56 modules to the Statoil liquefaction plant to be built on Melkøya Island, near Hammerfest, the northernmost city of Norway.

June 2003	France : •Elyo supplied energy fluids and multi-technical services to the Philips cathode tube production site in Dreux.

September 2003

Belgium :

•Belgatom, a subsidiary of SUEZ-TRACTEBEL and Belgonucleaire, provides acceptance and start-up of the facility (Building 280) designed for the recovery, treatment, and conditioning of ‘historical’ radioactive waste stored at Site 2 of Belgoprocess, after providing the final radiological specifications.

(12)	EPC: Engineering Procurement Construction (turnkey)

United Kingdom :

• Lehman Brothers extended the initial technical maintenance management of its headquarters in London with Elyo Services. This contract represents revenues of € 14.4 million over 9 years.

China : • Coyne et Bellier, a French subsidiary of Tractebel Engineering, specializing in dams, was awarded the contract to supervise the dam and hydroelectric plant work in Zhongliang, China.

October 2003

Italy :

• Elyo Italia and Rockwood Italia, the second-largest European manufacturer of natural pigments for industry, signed a 15-year contract for € 91 million to provide maintenance management and thermal and electrical energy at its site in Turin.

November 2003	France : • Elyo opened the technical center for the Airbus site in Toulouse (France) after 15 months’ work

December 2003	Portugal : • The Sinès terminal with a capacity of 5.2 billion m³ began operations agreed between Transgas Atlantica and the consortium led by Tractebel Gas Engineering.

Events Since Year-end :

January 2004

United States :

• In California, Tractebel North America, Inc. (TNA) sold two cogeneration facilities to Lightyear Capital, LLC and Rockland Capital Energy Investments for a total of approximately US$80 million.

February 2004

Belgium-France :

• Electrabel and EDF adapted their nuclear contracts allowing each to exploit value from their respective stakes; Electrabel now holds an encumbered share of the electricity produced in Tricastin on the French network.

Peru :

• The government awarded Enersur a 30-year concession for the operation of the hydroelectric plant in Yuncan (130 MW) and for its transmission facilities.

Algeria:

• Fabricom GTI won the contract for renovate 20 Sonatrach gas compression stations for € 103 million.

4.2.4.	DESCRIPTION OF ACTIVITIES AND THEIR REGULATORY ENVIRONMENT

ELECTRICITY AND GAS EUROPE

Electricity production, transmission and distribution

Regulatory environment

The European Union directive of 1996 establishes the deregulation of the electricity market. The directive calls for the following :

•	deregulation of new production capacity;
•	unbundling and separate accounting for different segments (production, transmission and distribution) of integrated companies;
•	designation of a distribution network operator responsible for the operation, maintenance and, where appropriate, extension of the distribution network in specific areas and interconnections to other networks;
•	introduction of third-party access to the network; companies wishing to enter into power supply contracts must negotiate the transmission and/or distribution of the quantities purchased with the network operators.

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In Belgium, in accordance with this directive, the institutional and regulatory framework is now relatively complete. In 2002, transmission activities were provided by CPTE(13) within a different structure. 30% of this company was sold to the corporation Publi-T(14). Various corporate governance measures have been taken to ensure the independence of the transmission network operator, Elia, which was officially appointed in September 2002, provided that, within two years, the producers SPE and Electrabel limit their ownership interest in Elia to 30%. As a result, 40% of the transmission network operator’s capital is to be listed for trading in 2004.

In 2003, various measures were taken by Electrabel to improve the liquidity of the electricity production market in Belgium. The principal measures include :

•	dissolution of CPTE as of January 1, 2003, which resulted in a completely independent producer – SPE – which has 1,600 MW of installed power in Belgium, which is nearly 10% of total capacity;
•	the organization of auctions for virtual capacity (virtual power plant – VPP) with maximum capacity of 1,200 MW. As of February 25, 2004, 495 MW had been provided to third parties;
•	the adaptation of nuclear agreements with EDF that give EDF 480 MW of installed power on Belgian territory (Electrabel acquired reciprocal rights on French territory).

The year 2003 also proved to be crucial in terms of distribution. Each of the regions sets its own deregulation schedule completely independently, in accordance with the directive of June 26, 2003 (second directive). The Flemish electricity and natural gas market has, in effect, been completely open since July 1, 2003, which raises the level of deregulation of the Belgian market to 80% for electricity and 83% for gas. In the Flemish market, six months after complete deregulation, more than one in five customers used their eligibility, either by changing supplier, or by confirming the choice of their historical supplier. The schedule for opening the two other regions has not yet been finalized. Based on this second directive of June 26, 2003 and projects known to date, it is estimated that the Walloon market will be completely open by July 1, 2005 (all high-voltage customers become eligible on July 1, 2004) and the Brussels market on January 1, 2007 (business customers become eligible on July 1, 2004)(15).

In 2003, all mixed electricity and gas inter-municipal companies were officially named as distribution network operators while the Competition Board allowed the Electrabel group to take over supplying eligible customers from the inter-municipal companies in the Walloon and Flemish region. Agreement for Brussels was obtained on March 8, 2004.

These appointments are formal recognition of the constructive role played by Electrabel in establishing the market.

Electrabel has actively participated in this clarification of the Belgian electricity and gas markets by creating the subsidiary “Electrabel Netten Vlanderen” to manage the network’s activities in the Flemish region, and the subsidiary “Electrabel Customer Solutions” to supply eligible customers. In 2003, Electrabel also agreed to gradually reduce its level of participation in network management activities in the coming years, by selling to the partner municipalities an average of 30% of its capital in the inter-municipal companies that it held.

With the entry into force of directive 2003/54/EC of June 26, 2003, July 2004 will be a crucial stage for deregulation of the European electricity market, in which Electrabel continued to expand in 2003.

In The Netherlands, the directive is being implemented in stages. After initially extending the date for full market deregulation to July 1, 2004, the authorities are currently considering a further extension.

In general, however, the regulatory environment in Europe remains one of accelerating deregulation.

Description of activities

Electrabel produces and markets electricity; it also engages in trading on energy markets in Europe. In Belgium, it operates electricity and natural gas networks at the request of distribution network operators.

(13)	CPTE : Société pour la Coordination de la Production et du Transport de l’Energie Électrique [Electricity Production and Transport Coordination Corporation], in which Electrabel held 91.5% and the public producer SPE, 8.5%.
(14)	Publi-T : The corporation that represents the interests of the Belgian municipalities.
(15)	Various statements.

Electrabel is among the largest European utilities.(16) In Europe, Electrabel’s strategy consists of maintaining its leading position in the Benelux market, and developing strong positions in France, Italy and the Iberian Peninsula, by taking advantage of growth opportunities offered by the deregulation of the energy market. Electrabel is also active, to a limited extent, in Germany and in certain Central European countries that will be joining the European Union on May 1, 2004 within the framework of the current expansion project.

Electrabel is one of the founding members of the Amsterdam Power Exchange and Powernext, operator of the French power exchange. It engages in trading activities within this framework. Electrabel has also been present in the Spanish pool since 1998 and engages in trading (spot and day-ahead) in Germany, Switzerland and Austria.

In Belgium, the Group is building and operates cogeneration units at the sites of its industrial customers, which both optimizes their energy costs and ensures better compliance with environmental standards. These units offer better energy efficiency – by up to 85% with the simultaneous production of heat and electricity – and lower levels of carbon dioxide emissions. Cogeneration units allow a long-term commercial relationship with industrial customers to be established, and improve the energy needs of urban cooling and heat production units. In Italy, Electrabel operates a cogeneration unit at Rosignano that provides steam to Solvay and sells electricity on the Italian market.

In the Netherlands, Electrabel is currently the largest electricity producer, through its subsidiary Electrabel Nederland, representing over 20% of the electricity market(17).

In France, Electrabel continued preparations for the July 1, 2004 deadline. It has, however, a very extensive set of production facilities, combining nuclear (1,100 MW), hydraulic (2,937 MW of base hydro power via the CNR, in which Electrabel was the largest shareholder at 31 December with 47.88%), and 773 MW of peak hydro power (via SHEM, for which Electrabel has marketed output and provided operating services since May 1, 2003).

In Italy, Electrabel is basing its growth on a structural partnership with Acea. This partnership resulted in the acquisition from Enel of Interpower (fourth-largest Italian producer), which has since been renamed Tirreno Power. As a result, the company also has installed power of 2,030 MW, both thermal and hydro. This production capacity will be supplemented in years to come. Along with Acea, the company also holds a portfolio of combined-cycle plant projects, and is in the process of applying for permits. As of year-end 2004, the Voghera plant (combined-cycle, gas vapor plant of 385 MW in Lombardy) will be operational.

In an Iberian market that is theoretically 100% deregulated, but where the import capacity situation requires local production resources, 2003 marks a significant stage for Electrabel. The construction of a gas-steam combined-cycle power plant of 760 MW at Castelnou (Aragon) was initiated; commissioning is contractually scheduled for year-end 2005. Other ambitious projects to strengthen the company’s local presence are being considered. They benefit from Electrabel’s expertise in gas technologies for electricity production. The Portuguese firm Generg, in which Electrabel holds 42.5%, also brought a 13-MW wind facility on line, the first stage of a larger, 450 MW project.

Finally, Electrabel is also engaging in selective development in North-East Europe. In Germany, the Group’s sales, generally concentrated in the regions of Saarbrücken and Gera, total 6.2 TWh. In Poland, the company increased its stake in the Polaniec plant (1,654 MW) to 100%. Total sales in this country currently exceed 9 TWh. In Hungary, where Group sales total 5.1 TWh, Electrabel is pursuing its program to restructure the Dunamenti plant, which represents almost one-quarter of national production.

INSTALLED CAPACITY(18) AND SALES (NET OF TRADING)

	2003 sales		Installed capacity as of 12/31/2000		Capacity under construction

	GWh	%	MW Net	%	Net MW	%

Belgium	71,379.5	54.1	12,968.0	48.2	218.7	15.5

Europe excl.-Belgium	60,632.9	45.9	13,928.0	51.8	1,190.0	84.5

Total	132,012.4	100.0	26,896.0	100.0	1,408.7	100.0

(16)	Sources : 6th in terms of installed capacity according to an internal source, 6th in terms of total revenue and net income according to Eurelectric – Union of the Electricity Industry – and 6th based on stock market capitalization according to ING – European Utilities Review.
(17)	Internal source
(18)The	installed capacities correspond to 100% of the power of plants included within the consolidation structure (equity method, proportional consolidation and global consolidation). The installed capacities therefore do not include the capacities of SHEM (773 MW), Chooz (650 MW) or Tricastin (457.6 MW).

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Gas transport and distribution

Regulatory environment

European Union directive 98/30 of June 22, 1998, on common rules for the internal natural gas market, was an important step in the deregulation of this market in Europe. The main objective of this directive is to ensure that the European natural gas market is gradually deregulated, offering certain buyers (“eligible customers”) the opportunity to sign supply contracts with the producers or suppliers of their choice and gain access to the transmission infrastructure for this purpose. EU regulations required a minimum eligibility for this market of 20-30% as of August 10, 2000. This minimum was to be raised to 28-38% in 2003 and to 33-43% by 2008.

The directive was incorporated into Belgian law in 1999 and 2001 through amendments made to the 1965 gas act. The new legislative environment provides for access by third parties to the natural gas transmission network based on tariffs approved in advance by the regulatory authorities. As part of the implementation of the gas act, a code of conduct was prepared in April 2003 defining the rights and obligations of the transport company and users of the network.

A new 2003/55 EC gas directive was adopted on June 26, 2003. This directive repeals the 1998 directive. It accelerates deregulation by providing that member States must ensure the eligibility :

a)	of all non-residential customers by July 1, 2004
b)	of all customers by July 1, 2007.

It defines certain obligations for firms designated as operators of the transportation or distribution network in terms of legal, functional, and accounting separation. The directive promotes minimum regulations for network access (and also provides for an optional special regime for network access for new infrastructures).

It must be transposed into domestic law before July 2004.

In Belgium, the Walloon Government order of October 16, 2003 relating to gas supply licenses was published in the Moniteur belge on November 14, 2003. Under a ministry order dated December 17, 2003, Distrigas obtained a temporary gas supply license.

A royal order of December 15, 2003 implemented special pricing for new infrastructures of national or European interest, including the project to expand the capacity of the LNG Terminal at Zeebrugge. Negotiations with users interested in subscribing to long-term capacity are currently being finalized. An investment decision may be made in the first half of 2004.

As of January 1, 2003, the Flemish legislature opened the public gas market distribution network in Flanders to free competition for sites using at least 1 million m3 (12 GWh) per year. Since July 1, 2003, any consumer on the public distribution network in Flanders is eligible regardless of gas consumption. In Wallonia, the decree of December 19, 2002 on the organization of the regional gas market was published in the Moniteur belge on February 11, 2003. This decree gives the possibility of granting immediate eligibility to consumers on the public distribution network in Wallonia who use at least 1 million m3 (12 GWh) of gas per year. In its decree of October 16, 2003, the Walloon Government set the effective date for eligibility at January 5, 2004.

In practice, these regulatory changes further opened up the Belgian market, which expanded from approximately 65% deregulation on January 1, 2003 to 83% by July 1, 2003(19).

In France, since August 10, 2003, the gas eligibility threshold has dropped from 237 GWh to 83 GWh per year per site. Following an agreement between Distrigas and Énergie du Rhône (the joint marketing subsidiary of CNR and Electrabel), Distrigas began marketing natural gas in this segment.

Description of activities

The Group is Belgium’s largest supplier of natural gas through Distrigas and Electrabel’s holdings in the mixed inter-municipal companies. In Belgium, the transport network, operated by Fluxys, consists of 3,700 kilometers of pipeline, 86% of which are high-pressure lines (between 14.7 and 80 bars).

(19)	Source: Internal calculations

As with electricity, the regional governments would like Electrabel to reduce its stakes in the inter-municipal gas distribution companies to a minority interest.

In Belgium, since year-end 2001, the Group has been conducting gas activities (excluding distribution) through two legally separated companies :

•	A transmission company (Fluxys), whose principal activity is the operation, maintenance and development of its integrated gas transmission infrastructure, the LNG terminal and storage facilities in Zeebrugge and Loenhout. Within the framework of regulated access to its infrastructure, it markets transmission capacity and related services needed by third parties to supply natural gas to consumers in Belgium. The company also provides hub services in Zeebrugge for spot market transactions in natural gas. Gas transiting through the Belgian network is carried by pipeline to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys’ network is ideally placed at the center of the continental shelf, and is well interconnected, so that it provides access to the main sources of gas production in Europe and to the principal gas-consuming countries in North-West Europe.

In Belgium, within its LNG terminal operations, Fluxys LNG (a subsidiary of Fluxys SA) also uses cogeneration to increase the rational use of energy in power production units: it uses residual heat to reheat and regasify liquefied natural gas. This combination forms a system that generates cost savings compared with separate steam and electricity production.

•	An energy trading company (Distrigas), whose principal activity is buying and selling natural gas in Europe. Distrigas also markets the international transport capacity that it owns or has contracted (transit contracts, Interconnector capacity, the undersea gas pipeline between Belgium and the United Kingdom, and LNG shipping capacity). Based on its natural gas supply portfolio, its business includes the following: sales of natural gas in Belgium and elsewhere in Europe (as well as LNG in other markets); arbitrage trading on natural gas spot markets; management of natural gas transit contracts in Belgium (border to border capacity); marketing of transport and storage capacity outside Belgium; and LNG shipping.

Distrigas has signed master agreements with several counterparties for the purchase and sale of LNG cargoes in the Atlantic basin, and executed a significant number of transactions within this framework in 2003.

In 2003, Distrigas sold 272 TWh of natural gas, corresponding to approximately 5% of gas volumes consumed in Western Europe. 63% of these volumes were sold in Belgium and 37% on the spot markets or to international customers, primarily in Europe.

The customer profile is described in the following table :

	Sales of natural gas			Allocation of sales

(in 1,000 MWh)	2003	2002	2003 /2002	2003

Public distribution	75,977	78,052	-2.66%	28%

Direct industrial customers	50,962	54,100	-5.80%	19%

Electricity production	44,382	38,733	14.58%	16%

Sales exc. Belgium and arbitrage trading	101,206	95,224	6.28%	37%

Total	272,527	266,109	2.41%	100%

Total in Gm³ (1Nm³ = 0.01163 MWh)	23.4	22.9

ELECTRICITY AND GAS INTERNATIONAL

Electricity – installed capacity and sales

	Sales 2003		Installed capacity in MW at 12/31/03		Capacity under construction

	TWh	%	MW Net	%	MW Net	%

North America	18.9	23.2	3,626.7	21.1	2,267.8	70.8

South America	41.6	51.2	10,070.7	58.7	136.4	4.3

Asia and Middle East	20.8	25.6	3,454.8	20.2	798.8	24.9

Total	81.3	100.0	17,152.2	100	3,203.0	100.0

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Gas – installed capacity and sales

	Sales 2003		Customer portfolio

	Gm³	%	Number	%

North America	7.324	44.1	88,484	7.5

South America	4.180	25.2	462,801	39.2

Asia and Middle East	4.158	25.1	628,118	53.3

LNG region	0.932	5.6	—	—

Total	16.594	100	1,179,403	100

North America

In North America, Tractebel North America (TNA) incorporates EGI activities carried out through several energy companies operating within an integrated value chain, ranging from fuels (natural gas, oil and coal) to direct sales of electricity for commercial and industrial customers, including the production of electricity and wholesale electricity activities. These companies are Tractebel LNG North America (TLNGNA), Tractebel Power Incorporated (TPI), Tractebel Project Development Incorporated (TPDI), Tractebel Energy Marketing Incorporated (TEMI), Tractebel Energy Services Incorporated (TESI) and Tractebel de Mexico (TMEX).

TLNGNA operates the LNG regasification terminal at Everett (Massachusetts) and holds all capacity and related rights. TLNGNA also holds capacity rights for the Cove Point (Maryland) terminal, which was reactivated and resumed its commercial supplies of LNG in August 2003. Through these two terminals, TLNGNA imports natural gas in North America for resale to electricity producers, wholesalers, or local distributors.

TPI operates 53 electricity plants, the production from which is sold to distribution or manufacturing companies under power purchasing agreements (PPA) or as merchant on the wholesale market.

TPDI is developing projects that are financed long-term and transferred to TPI or TLNGNA for operation, depending upon the nature of the investment. The largest of TPDI’s current activities include the completion of power plants with total net capacity of 2,268 MW, as well as development projects for LNG regasification terminals.

TEMI consolidates the management of all raw material and credit risks for North America. For this purpose, it provides risk hedging services for all other operating entities.

TESI sells electricity to commercial and industrial customers in four states (Texas, New Jersey, Massachusetts and New York). TESI offers an additional channel for the marketing of electricity produced by dealer facilities. As of 31 December 2003, the company held contracts with a total estimated value of US$633 million, corresponding to a sale volume equal to 11.3 TWh.

TMEX, in Mexico, operates three local regulated natural gas distribution companies, as well as a limited number of electricity production projects.

For TNA’s activities, the attractiveness of the commercial environment depends to a large extent on the region and sector. In the case of natural gas, because wholesale markets have been deregulated for some time now in North America, TNA is able to operate there under equitable competitive conditions.

Regarding electricity, the differences are much greater from one region to the next. In regions such as Pennsylvania, New Jersey and Maryland (PJM), New York (NYPP) and Texas (ERCOT), the deregulation of wholesale and retail electricity sales is quite advanced and is being continued. These are regions where TPI and TESI are active and well positioned. In other regions, such as the Western and Southeastern United States, the rate of deregulation is considerably slower, or even stagnant.

South America

In South America, the regulatory environment and status of market deregulation varies by country.

In this region, EGI’s main positions are concentrated in Brazil, with some facilities in Chile, Peru and Argentina.

In Brazil, privatization has come to a standstill, with 80% of production still in the hands of the State.

The bases for a new model for the electricity market were published in December 2003. Although new measures are still under discussion in the Brazilian Senate, it appears that this model will, on the one hand, strengthen the federal government’s presence at all levels of the system but, on the other hand, provide for the establishment of two transparent and competitive markets : one for new long-term contracts with distribution companies, and the other for eligible industrial customers.

Tractebel Energia, in which EGI holds 78.32%, is the largest private power producer in Brazil, with 6,726 MW of installed capacity(20). The company sells its electricity primarily through long-term contracts (between 2 and 15 years) to distributors and industrial customers.

EGI also maintains a significant presence on the Chilean market, where (in association with its local partners), it is one of the largest operators, along with Colbun (29.21% interest), the third-largest electricity producer in the SIC network (center of Chile) with 1,526 installed MW, Electroandina (33.25% interest), the largest producer in the SING network (northern Chile) with 915 installed MW, and Edelnor (27.38% interest), the third-largest producer in the SING network, with 658 MW(21).

The company Gasoducto Norandino, which is 84.7% owned by EGI, also holds and operates a gas pipeline designed to import 3.22 billion m3 of natural gas per year, primarily intended for electricity production, from Argentina to northern Chile. EGI also has a small distribution company called Distrinor, supported by Norandino and focused on industrial demand.

The Chile regulatory environment has remained relatively stable since its implementation in 1982. The electricity sector has been completely privatized.

In Argentina, EGI is present through Litoral Gas, one of the country’s four largest gas distribution companies(22), in which it holds 64.16%, and Energy Consulting Services, an energy consulting and sales company in which it holds 46.67%.

In Peru, Enersur, which has been 78.95% held by EGI since the investment by Peruvian pension funds last February, was the fourth-largest electricity producer in 2003, with 338 MW in operation(23). The company operates two thermal plants and holds exclusive usage rights for the Yuncan hydro plant (130 MW) under construction.

Asia and the Middle East

In Asia and the Middle East, EGI’s main presence is in Thailand, South Korea, the Persian Gulf countries and Turkey.

In Thailand, the organization of the electricity industry has been subject to critical analysis since the problems encountered in California and the recent blackouts in the United States and Europe. Thailand decided to turn its back on the plan to create a deregulated wholesale market (pool system); it also confirmed the status of its regulated monopolies in electricity production, transport, distribution and sales, as well as its desire to maintain the single purchaser model. Existing private electricity producers continue to sell their production to industrial customers and EGAT within the framework of the old IPP(24) and SPP(25) systems.

Through Glow IPP (94.04% owned, with 713 MW of capacity) and Glow SPP (99.01% owned, with 828 MW), EGI produces and supplies electricity, steam and treated water to approximately thirty large industrial customers in the Map Ta Phut region. Moreover, the majority of electricity produced is sold under a long-term contract to EGAT, the state-owned company. EGI also owns 69.80% of the Houay Ho project, a 152.5 MW hydro plant in Laos that also sells its production under a long-term contract to EGAT.

EGI also holds a 40% interest in PTTNGD (since the sale of 9% of its capital to PTT – the Thailand national oil company – last January), which distributes natural gas to industrial customers in greater Bangkok.

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(20)	Source : National Electrical Power Agency (Ancel) in Brazil.
(21)	Source : National Energy Commission (CNE) in Chile.
(22)	Source : The National Gas Regulatory Entity (Energas) in Argentina.
(23)	Source : The Eenergy Investment Oversight Body (Osinerg) in Peru.
(24)	IPP : Independent Power Producer
(25)	SPP : Small Power Producer

(26)	Internal source.

In South Korea, deregulation of the electricity and gas sector hardly changed in 2003. In this country, EGI holds a 75% stake in Hanjin City Gas, a natural gas distribution company that operates in its concession region, i.e., the northern metropolitan districts of Seoul and the province of Kyunggi.

EGI is also present in the Gulf countries with 32.81% of UPC, a 288 MW plant in Oman, and 20% of Taweelah A1, a desalination plant that produces 1,360 MW of electricity and 385,000 m3/day of desalinated water. EGI also holds a 95% interest in a 763 MW combined-cycle plant at Baymina, Turkey.

LNG

LNG operations consist of transporting natural gas from producer countries to importer countries, using an infrastructure and ships specially designed for this purpose. This international trading is not subject to national regulation until it touches land.

Tractebel LNG Ltd, a wholly-owned subsidiary of EGI based in Luxembourg and London, is responsible for the following :

–	executing all of EGI’s short-term LNG trading activities throughout the world,
–	coordinating EGI’s fleet of LNG ships,
–	promoting the development of new long-term LNG ventures, and
–	holding all EGI interests in liquefaction projects.

Existing facilities and LNG regasification development projects, as well as their respective long-term LNG supply agreements, come under the EGI regional entities. For example, the Everett regasification plant, near Boston, belongs to Tractebel North America.

As of 31 December 2003, EGI operates six LNG ships, with total capacity of 764,000 m³.

In Trinidad and Tobago, Tractebel LNG holds a 10% interest in Atlantic LNG 1, which owns and operates the largest natural gas liquefaction train, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of liquefaction trains, but only up to a possible sixth train. EGI is not a co-investor in lines 2, 3 and 4.

INDUSTRIAL AND ENERGY SERVICES

Fabricom

Fabricom services the industry, public infrastructure and tertiary sectors, and is the largest European supplier of industrial services(26).

Fabricom provides on-site services in technical facilities and maintenance. Fabricom’s scope of activity covers a broad range of technical skills that can be divided into three principal categories :

–	Electricity and communications systems
–	Mechanical, industrial, and pipeline system maintenance
–	Climate control and refrigeration.

Fabricom’s range of services also includes a number of specialties, particularly systems, water filtering and the construction of pylons.

On-site services are required for the installation of new products and maintenance services.

Fabricom operates solely in the industrial, infrastructure and construction sectors, with the exception of small residential buildings.

Fabricom relies upon a network of subsidiaries and local agencies in the countries where it operates.

Fabricom has also developed specific know-how known as “major projects”, to meet the very specific requirements of certain industrial customers, such as major project management.

Project pricing is an essential element of Fabricom’s activities. Once a project has been priced and the contract is underway, day-to-day project management, strict cost control and the management of any unexpected events or complexity will determine the project’s final profitability.

Energy Services

Elyo specializes in energy services, based on the concept of delegated management or outsourcing, and offers a wide range of customers – business, local authorities, and residential site managers – a set of high-performance and innovative solutions.

Elyo designs and operates solutions that contribute to environmental protection :

–	management of local energy networks
–	management of energy and utilities needed for industrial processes
–	maintenance management for thermal and technical equipment
–	facilities management.

Elyo also manages energy services for over 77 million m2 and 1.2 million housing units. Installed thermal power is 11.6 GWth, through urban heating and cooling networks.

In recent years, Elyo has developed a number of cogeneration projects in France and Europe, and operates gas turbines, gas engines and steam turbines at 153 sites in industry, hospitals or heating networks, for a total of 1,282 MW of electricity.

Elyo also has a presence in power production and distribution in the Pacific and in Africa.

Elyo will use its positioning as integrator and its network of local relationships to take advantage of growth opportunities offered by cost management optimization, businesses refocusing on core skills, the deregulation of the energy markets, and the need for environmental compliance.

Axima Services includes companies focused on :

–	long-term technical management and maintenance of technological facilities
–	facilities management.

Axima responds to the needs of the sectors in which it is active. In addition to standard technologies, Axima has expanded its services, particularly to technologies which are specific to airports, as well as sports, leisure and health care.

Engineering

Tractebel Engineering offers a broad range of engineering and consulting services for the industrial and tertiary sectors, as well as local authorities and national and international institutions.

Its 3,000 employees, 2,000 of whom are engineers and university graduates, provide a range of international knowledge and experience.

Tractebel Engineering holds a leading position(27) in Belgium, its base market, and is completing international projects in over 70 countries.

Tractebel Engineering has four primary fields of activity: electrical power plants, gas storage and processing facilities, infrastructure equipment, and information technologies. Its wide range of services include feasibility studies, construction projects and operating assistance.

(27)	Internal source.

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Within the framework of the deregulation of the Belgian electricity market, Elia, the manager of the transport network, and SUEZ-TRACTEBEL signed a sale agreement in December 2003 allowing Elia to acquire SA BEL Engineering, a wholly-owned subsidiary of SUEZ-TRACTEBEL – Engineering Division, whose design operations were almost completely utilized by Elia.

4.2.5.	MARKETS AND COMPETITION

Production and marketing of electric power and marketing of natural gas are highly competitive sectors in Europe and the United States. By contrast, activities that constitute natural monopolies, such as the transmission of electricity and, to a certain extent, natural gas, are tightly regulated. Elsewhere in the world, with only a few exceptions, markets are less open to competition and the international players operate in more regulated environments or under long-term contracts.

In Europe, the principal competitors of Electrabel and Distrigas in deregulated markets are: in electricity, the German firms E.ON and RWE, France’s EDF and Italy’s ENEL; in natural gas, the big energy trading firms such as Ruhrgas, Gasunie and Gaz de France. New emerging competitors have entered the market, such as the large European natural gas producers or specialized marketing companies including Britain’s Centrica (which has taken a position in the Belgian market). Moreover, in 1999, Fluxys lost its exclusive rights to build and operate natural gas infrastructures in Belgium, and competitors can now build and operate their own networks or direct lines.

The Group is also engaged in a policy to develop LNG activities. With Tractebel LNG North America and Fluxys, SUEZ is the only Group to have LNG terminals on both sides of the Atlantic, plus an interest in the liquefaction plant in Trinidad, which gives it good arbitrage capacity. SUEZ believes that this gas segment is destined to grow quickly, particularly because of the reduction in gas resources in the United States and ongoing improvements in technology.

In the United States, the electricity markets currently suffer from excess supply. The current gas-electricity differentials (spark spreads) are too small in most regions for dealer production to be able to take advantage of the spot market. In the medium term, capacity surpluses are not expected to be absorbed by market demand and the closing of obsolete plants.

High gas prices reflect a structural change in the market, due to the decline in North American production capacity. The Group considers that the United States’ dependence on imports of natural gas should increase between now and the end of the decade, thereby opening the way for development of LNG.

After a series of major events (the electricity and financial markets crisis) that decrease electricity demand, total electricity demand in Brazil, Argentina, Chile and Peru increased, according to Group estimates, by approximately 6% in 2003. Globally, market prices are below the long-term marginal price, but the rapid increase in demand is absorbing excess capacity. Higher prices and significant volatility have been seen recently in Peru and at the center of Chile (SING).

In Asia and the Middle East, most countries do not have deregulated energy markets. Consequently, there are few indicators available that would allow us to comment on changes. Although the increase in energy demand in this region is generally high, investment opportunities remain limited in the short term for foreign investors.

Since EGI is a diversified company active in many countries and segments of the electricity and gas value chain, its competitors are as numerous as they are varied, and often include local public enterprises and domestic operators. International operators – such as AES, Endesa, International Power and EDF – are certainly also competitors in several countries, but they are fewer in number in recent years, as many have filed for bankruptcy or refocused on their respective historical markets, often as a result of problems relating to residential electricity distribution, a segment in which EGI is not present.

Oil and gas companies such as Exxon, Shell, BP, Total and British Gas have become important LNG competitors in the Atlantic basin.

In the energy services sector, the leading competitors in Belgium, France, Italy and Great Britain are Dalkia, a subsidiary of Veolia Environnement, Electricité de France, and Cofathec (a subsidiary of Gaz de France).

In the cogeneration segment, Dalkia and RWE Solutions are among the most active companies.

The major markets for Fabricom’s activity are France, Belgium, the Netherlands, with a presence also in Great Britain, Italy, Spain, Norway, Germany, Switzerland, Austria and Luxembourg.

Because of the broad spread and extreme diversification of customers in these markets, each type of service demanded by customers in each country is a market with a unique growth dynamic and a specific competitive environment.

However, two general trends place the markets for the Fabricom operating entities outside the general economic environment :

•	Maintenance : a growing trend toward outsourcing and the focus of customers on core activities and demands for value-added services.
•	Facilities : fewer new industrial infrastructure projects in the mature economies of France and the Benelux countries.

4.2.6.	ENVIRONMENTAL POLICY

SUEZ takes measures to reduce the direct impact of electricity generation, energy services and gas activities on the environment. The Group is implementing a sustainable development management designed, among other objectives, to reduce the financial risk related to environmental management. Furthermore, compliance with national and European laws remains a constant objective.

Climate Change

With respect to climate change, the risks and opportunities are directly linked to measures that governments adopt to combat these changes. The Group believes that sooner or later its core business will be faced with CO2 limits. The impact of such limits can be partially offset if the Group takes advantage of new opportunities. The inclusion of sustainable development in the Group’s strategy is an essential element of its long-term growth and profitability.

Although we do not yet have a formal emissions reduction program, SUEZ has anticipated the upcoming emissions reduction requirements resulting from ratification of the Kyoto Protocol. The Group has set greater efficiency and security of supply targets, and steadily reduced its greenhouse gas emissions by combining various approaches: better use of natural resources by improving the conversion efficiency of its power plants, new power plants based on the CCGT (combined cycle gas turbine) concept, an increase in heat and power cogeneration, development of renewable energies, particularly onshore and offshore wind energy, and biomass.

Electrabel Nederland has signed two “voluntary agreements” (covenants) with the Dutch government: one imposes on Electrabel Nederland S.A (as the operator of a coal-fired power plant) an annual absolute reduction target of 0.466 million tons between 2008-2012, and another that calls on all Dutch electricity producers to be among the top 10% global performers in terms of energy efficiency by 2012.

At Electrabel Deutschland, in addition to the improvements already made in 1996, opportunities are being examined for replacing a coal-fired CHP with a combined cycle gas turbine system (CCGT-CHP).

In Poland and Hungary several projects (CHP, biomass, fuel substitution, energy efficiency) are currently being studied to reduce the emissions of the Group’s power plants.

Although the Group has not taken part in specific greenhouse gas emissions agreements up to now, SUEZ is active both in the development of related regulation and in the “learning by doing” process. Electrabel has actively participated in simulations of trading in emissions rights and in the activities of the European Commission’s expert group on emissions trading. Electrabel invested US$5 million in the Prototype Carbon Fund, and its parent company SUEZ-TRACTEBEL is a member of the International Emissions Trading Association.

Electrabel has a well-diversified portfolio of means to reduce the emissions of its plants and already has a high production efficiency rate due to its nuclear, gas and cogeneration assets.

With the exception of Canada, EGI is only active in countries not included in Schedule 1 of the Kyoto Protocol, or the Schedule 1 countries that have refused to ratify the Protocol and which are not, therefore, required to gradually reduce their greenhouse gas

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emissions. So in the foreseeable future, EGI subsidiaries will not face regulatory constraints relating to reductions in greenhouse gas emissions (with the exception of the West Windsor plant in Canada, which is a 112 MW gas cogeneration facility).

Nuclear Power

The two Belgian nuclear sites have very high reliability and provide more than 55.5% of electricity production in Belgium. This production makes it possible to avoid CO2 emissions from plants using fossil fuels, and thus it contributes to reducing greenhouse gas emissions. A significant reduction in volumes of waste with low and moderate radioactivity has been recorded, despite an increase in production over the past seven years. In fact, in terms of produced kWh, the volume of waste in 2003 was half that in 1995. This is result of constant technical and management efforts.

The related liquid and gas emissions remain well below authorized limits.

Following the government’s 1999 accord, a law was adopted in January 2003 addressing the progressive withdrawal of nuclear energy from electricity production. This plan essentially calls for the deactivation of nuclear stations 40 years after they are commissioned, as long as replacement solutions are available, and prohibits the creation or operation of new units. Nevertheless, in the case of an act of God affecting the security of supplies, the government is authorized to make certain exceptions. Under this law, the first decommissioning would take place in 2015.

The fuel used by Electrabel’s nuclear power stations is primarily enriched uranium, although in certain cases, a mixture of uranium oxide and plutonium oxide is used. All the fuel requirements of each power station are supplied by Synatom, a company owned by Electrabel and SUEZ-TRACTEBEL, in which the Belgian government holds a “golden share”. This gives the government veto power over any decision deemed to be contrary to national interests. It also gives the government representation on Synatom’s board, with two seats. Synatom procures fuel under long-term contracts with several foreign suppliers and receives plutonium derived from reprocessed spent fuel.

This nuclear fuel is recovered and managed by the supplier, Synatom.

The downstream segment of the nuclear fuel cycle represents all operations related to this fuel after its use in a nuclear reactor. The costs involved in this portion of the cycle are and will be covered by provisions funded within Synatom. These provisions, which totaled approximately € 2.5 billion at year-end 2003, are governed by the law of April 11, 2003, as published in the Moniteur belge on July 15, 2003.

Within six months after this publication, the nuclear operators and Synatom were to submit a proposal to change the reserve method “using discounting and capitalization rates corresponding to established financial analysis techniques” (for dismantling provisions and the provisions for handling radioactive materials, respectively), for validation by an Oversight Committee.

Since the Oversight Committee had not yet been established as of December 31, 2003, Electrabel informed the Minister of Economic Affairs that a dossier was available.

Synatom, to which these provisions were transferred, manages the funds collected from Electrabel for the dismantling obligations and the downstream fuel cycle. The full equivalent value of the provisions was loaned to Electrabel on the understanding that, in two years, Synatom will be able to loan only the equivalent of 75% of the value of the provisions, at the market rate for industrial loans, and this prorated amount will be adjusted according to Electrabel’s rating.

Access To Renewable Energy Sources

We are continuing to develop our access to renewable energy sources. Electrabel’s strategy demonstrates its strong commitment to reducing CO2 emissions, within the framework of the Kyoto protocol and European rules relating to reducing emissions of greenhouse gases.

The portion of its production resources involving nuclear, hydraulic and natural gas plants, as well as the increasing proportion of other renewable energies, allows the company to combine a high level of performance and compliance with environmentally ambitious objectives.

Electrabel is making a special effort to adapt certain traditional plants to production based on biomass: major plans are now being studied or are in progress. Wind and projects are also increasing in number: in addition to the projects in France (in partnership with CNR), Spain and Italy (in partnership with Gamesa) and the implementation of an initial tranche of the Generg program in Portugal (see below), 22 MW came on stream in Belgium in 2003. Other specific projects are currently being considered by the administrative authorities for installed power of over 100 MW.

In the United States, EGI operates 16 biomass plants (wood, biogas and black liquor) with total capacity of 208 MW. Tractebel Energia also recently commissioned the Lages biomass plant (22.9 MW) in Brazil.

On the other hand, the development of a wind farm in the North Sea, although authorized by the previous government, is currently delayed because of various political and administrative obstacles.

Finally, Electrabel recently proposed that the public invest with it in various wind projects, by issuing a bond issue designed primarily for residents of the municipalities in question. This issue was quickly subscribed.

Acid emissions

In 1991, Electrabel entered into a “voluntary” agreement with the Belgian government aimed at reducing acid emissions from its plants. In 2003, this reduction (compared to 1980, the benchmark year) in terms of SO2 and nitrogen oxide was approximately 93.2% and 66.0%, respectively. This agreement expired in late 2003. Discussions are currently under way with the public authorities to extend these reductions to 2010.

Pathogenic organisms

Certain parts of our installation cooling systems are fed with river water. During some periods of the year, pathogenic organisms can develop in the cooling system, stimulated by a favorable temperature. To prevent or at least control this phenomenon, analysis and studies have been carried out for several years, and methods have been developed to combat these organisms. The operational phase has just begun, monitoring and injecting preventive quantities calculated to minimize the environmental impact. Initial results are in line with objectives. Electrabel’s Belgian laboratory Laborelec is conducting the scientific monitoring and managing the various phases of application.

PCB

In the 1980s, several governments, as well as insurance companies, recommended the use of askarel transformers to reduce the risks of fire hazards at the company’s facilities. Later, it was announced that the principal chemical element of this product, “PCB,” was dangerous for the environment and that its use would be prohibited by 2010. To comply with the international agreement and its implementation in Europe and Belgium, agreements with the Belgian authorities were signed to identify the facilities in question and to schedule its elimination on final decommissioning following authorized procedures. This elimination has to be conducted according to a linear program and the Group is ahead of the agreed schedule.

ISO 14001 – EMAS

Several electric power plants, including the two nuclear sites, earned ISO 14001 certification and/or participated in the EMAS system. Procedures to improve environmental performance continue and certification processes are ongoing.

4.3	ENVIRONMENT

The sale of Nalco in 2003 and plans for the merger of Ondeo Industrial Solutions (OIS) with SUEZ Environment led to the closure of the SUEZ Environment Industrial Services (SEIS) branch. In the Environment businesses, SUEZ’s operations are now carried out only by the SUEZ Environment branch.

SUEZ Environment provides equipment and services essential to life and to the protection of the environment in the water and waste services sectors: production and distribution of drinking water, collection and treatment of waste water, recycling and waste treatment. It performs 75% of its operations in the European Union, which remains the primary target of its business activity and its development.

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SUEZ Environment sells its services and equipment under the international brands ONDEO, Degrémont and SITA, and creates synergies (particularly commercial) among its core businesses to improve service effectiveness, using a decentralized, customer-based organization.

ONDEO is active through the entire water cycle :

production, treatment and distribution of drinking water
purification of waste water and sludge recycling
collection and treatment of rainwater
management of water resources
management of customer relations.

ONDEO combines the skills of its personnel and technical resources in water services, and relies on an advanced research center that allows it to offer long-term partnerships and solutions adapted to the needs of its customers.

Degrémont is the water treatment station specialist within SUEZ Environment.

As designer, builder and operator, Degrémont offers local municipalities expertise in drinking water production facilities, desalination plants, purification stations and sludge treatment facilities. With over 10,000 water treatment facilities constructed around the world, Degrémont is a global specialist in water treatment.

SITA offers services in all waste segments :

waste collection, sorting, treatment and recycling for local municipalities, consumers, and manufacturers material, energy and agricultural waste recycling
urban cleanup and sanitation
industrial waste services.

SITA is ranked third worldwide(28) in revenues, and first in Europe.

The Water and Waste services were consolidated in 2003. The year also saw the implementation of the Group action plan designed to improve operating profitability, reduce risks, particularly emerging country risk, and reduce debt.

4.3.1.	ORGANIZATION AND FINANCIAL HIGHLIGHTS

The following table presents comparable key figures for the Environment businesses, excluding Nalco and OIS, for three fiscal years.

KEY FIGURES

Data in € million	Fiscal year ended 12/31/2003	Fiscal year ended 12/31/2002	Fiscal year ended 12/31/2001

Sales revenues	12,142	12,939	12,348

Gross operating income	1,950	2,380	2,575

Capital employed	8,639	14,454	16,349

Number of employees	82,500	97,040	91,500

ORGANIZATION :

The consolidation of the water and waste services was initiated in June 2002 and, at a legal level, resulted in the merger-absorption of SITA by Ondeo Services. Since May 1, 2003, effective retroactively to January 1, 2003, the company resulting from this operation has been named SUEZ Environment.

SUEZ Environment does delegated water and sanitation management, water treatment engineering, and waste collection and treatment.

(28)	Unless stated otherwise, the market data presented in Section 4.3 comes from internal estimates of SUEZ Environment based on data by competitors.

The various operations come under the following four operating divisions :

Water Europe
Waste Services Europe
Water and Waste Services International
Degrémont.

These divisions are supported by central and joint operating departments that were restructured after the merger. This restructuring, which was submitted to an information and consultation procedure among the corporate partners, will reduce the total work force from 725 in 2002 to approximately 490 in 2004.

Water Europe (2003 sales revenues : € 3.8 billion)

Europe is the domestic market for SUEZ Environment in the water segment.

Lyonnaise des Eaux France represents 69% of the revenues earned in Europe, with the balance primarily generated by Spain through the partnership of the Group with Agbar.

After the sale of 75% of the Northumbrian Group (United Kingdom) in May 2003, this company is now consolidated under the equity method (with no impact on sales revenues), but remains a pillar of the Group’s European organization to the extent that SUEZ Environment remains the largest shareholder and the only industrial shareholder.

SUEZ Environment is also present in Germany (Eurawasser) and Italy (Acque Toscane and Nuove Acque), two markets that have interesting development prospects.

Waste Services Europe (2003 sales revenues : € 4.9 billion)

Since the sale of its activities in Spain, SUEZ Environment has focused on the following subsidiaries : SITA France and TERIS for hazardous waste in France, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia and SITA Belgium.

SUEZ Environment is pursuing a profitable development strategy in France (sorting, recycling, composting and industrial services), as well as in Sweden (collection) and other European countries.

The subsidiaries in Germany, the United Kingdom and Belgium have been restructured to improve organization and to take into account the transnational nature of the activity.

Water and Waste Services International (2003 sales revenues : € 2.7 billion)

Outside the European Union, SUEZ Environment is active in 27 countries, but is primarily structured around a strong presence in Central Europe and six countries : the United States, Argentina, Chile, Brazil, Morocco and China.

The combined organization of Water and Waste Services activities allows it to generate cost synergies in the field, offer joint products and, depending on the country, to build on the commercial development already achieved by each business.

Degremont (2003 sales revenues : € 0.9 billion)

Degrémont, a wholly-owned subsidiary of SUEZ Environment, is the water treatment plant specialist.

Degrémont is structured to reflect the organization of its markets : thus the Europe business line (sub-divided into Southern Europe and Northern Europe) and the International business line are organized as profit centers and have their own funding on the commercial and production sides. The pooling of engineering resources and experts, the establishment of a network of local correspondents (technical directors, executive directors, etc.), and a worldwide network of research offices (India, China, Chile, Europe) allow them to overcome geographic boundaries, and to mobilize all Group resources based on the needs of the businesses. Degrémont’s restructuring in 2003, allowed it to consolidate its achievements, by successfully completing current projects, and winning new contracts (see Section 4.3.3).

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4.3.2.	STRATEGY AND COMMERCIAL DEVELOPMENT

Within the framework of the action plan implemented by SUEZ, SUEZ Environment’s strategy is targeted at reducing debt and consolidating its positions while pursuing a policy of profitable organic growth.

This strategy has led to two significant changes in the SUEZ Environment portfolio :

in May 2003, the sale of 75% of the Northumbrian Group, which reduced the Group’s net debt by € 3.1 billion. This sale also allowed it to refocus on less cash-intensive activities (NWL, Northumbrian’s regulated activity and its principal asset, will continue to require very high levels of investment in the years to come, which was not consistent with the goal of improving SUEZ’s free cash flow).
in November 2003, the sale of all shares in CESPA, the Spanish waste services management operator. In Spain, SUEZ Environment maintains operations in the hazardous waste field through ECOCAT, which is 50% held by TERIS.

Also in 2003, SUEZ Environment continued to try to resolve contracts in difficulty, particularly in Argentina, Jakarta, Manila and Puerto Rico.

In Argentina, although the macro-economic environment has stabilized, it continues to suffer from the peso devaluation. Negotiations between the water concession holders and the concession granting authorities have neither resulted in the implementation of rate increases nor defined new guidelines to permanently restore a financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows. An interim agreement relating solely to the year 2004 and laying down the main principles for renegotiating the Buenos Aires concession contract is currently underway. When it will have been signed, similar interim agreements could also be signed for the Santa Fe and Cordoba concessions. Pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in April 2003 before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedure would seek an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the devaluation’s onset. The arbitration tribunal was recently set up, but the proceedings have not formally begun. At the same time, discussions with multilateral organizations (BID, IFC) have been held regularly since the beginning of the crisis in 2002, in order to determine a debt restructuring plan that would reduce the debt servicing requirements of concession holders as part of a global renegotiation of the concession contracts. The multilateral organizations are regularly informed of the progress of negotiations with the Argentine government.

In Jakarta, negotiations were held with the concession-granting authority and resulted in authorization to increase prices significantly. These increases are currently being contested by consumer associations. Legal proceedings are currently underway at the appeal stage before the Indonesian courts. Uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded in 2002 to cover all of the Group’s commitments were maintained in 2003.

In Manila, the attempt to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

In the face of economic conditions considerably different to initial projections and in the context of SUEZ’s action plan (to renegotiate or terminate contracts if their long-term viability cannot be maintained), Ondeo de Puerto Rico reached an amicable resolution with Puerto Rico Aqueduct Sewer Authority (PRASA) on January 13, 2004. This Operations and Maintenance contract, signed in May 2002, covered the management of water and sanitation services for the entire island. Despite obtaining significant improvements in the quality of Puerto Rico’s water service (within a one-year period : sharp improvement in the customer satisfaction rate from 37% to 56%; daily service interruptions cut in half; significant reduction in the time required to repair water leaks from the network), both parties were unable to agree on a way to continue the contract in its current form. As from April 1, 2004, the island’s government will resume the management of water and sanitation services on the island with assistance of Ondeo de Puerto Rico. All the costs incurred in pulling out of the contract identified before approval of the 2003 statements were provisioned in 2003.

As confirmed by the list of events marking the fiscal year, SUEZ’s development strategy is based on profitable organic growth, with priority on Europe, through an increase in more modest-sized contracts.

Demand for environmental services is growing, particularly in European countries, where environmental standards are encouraging increasingly sophisticated and reliable services. The pressure applied generally on public expenditure and the price of public services is also driving greater efficiency and, therefore, new markets for private companies in these sectors, particularly within the framework of public-private partnership agreements.

Given its No. 2 position in environmental services in Europe, the Group believes that its recognized experience, competitive positioning, and size are factors that will allow it to take advantage of this growth, while obtaining the best outside financing available for its infrastructure (European funds, bilateral aid, etc.) and/or partnership agreements with local companies.

Outside Europe, SUEZ Environment is active in 27 countries, but is primarily structured around a strong presence in Central Europe and six key countries : the United States, Argentina, Chile, Brazil, China and Morocco. The challenge for SUEZ Environment in these countries is, first to consolidate its positions and optimize profitability, before planning new growth.

In the rest of the world, highly selective growth may be planned with the assistance of international financial institutions, provided it meets the Group’s requirements for profitability and risk reduction, particularly in emerging countries.

4.3.3.	SIGNIFICANT EVENTS IN 2003, MONTH BY MONTH

The principal events that marked the year 2003 may be summarized as follows :

January 2003

•	Under an international bid tender, ACEA S.p.A. and Ondeo Italy won the concession for the Pisa region in Tuscany, in partnership with Banque Monte dei Paschi di Siena and the Caltagirone Group. This contract represents revenues of € 1,200 million over 20 years, serving 800,000 residents.
•	SITA Sverige (Sweden) acquired ENISTA (Norrköpping), the industrial and municipal collection activity in Sweden (€ 15 million in annual revenues).
•	SUEZ Environment completed the sale of SITA Ireland Limited for € 6 million.

February 2003

•	Degrémont implemented contracts in Tours (upgrade of the purification station, revenues of € 13 million), Tripoli and Chekka in Lebanon (construction and operation of purification stations, revenues of € 38 million), and Chembarrabakan at Chennai, India (construction of a drinking water plant, revenues of € 21 million).

March 2003

•	Degrémont modernized the drinking water production plant at Lamaload (UK) (revenues of € 8 million).
•	The mutual termination agreement between United Water and the City of Atlanta became effective March 26, 2003. Under this agreement, United Water transferred operations to the city on April 28, 2003.

April 2003

•	On 4 April, Lyonnaise des Eaux France and Ondeo Industrial Solutions won the Ascométal industrial water contract at Fos-sur-Mer for a period of 16 years, for total revenues of € 16 million.
•	TERIS purchased from DuPont the toxic waste incinerator of Loon Plage (revolving furnace). After restoration, the furnace was started up in September.

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May 2003

•	Initiated in June 2002, and approved by the Shareholders’ Meetings of SITA and Ondeo Services on April 30, 2003, the takeover and merger of SITA by Ondeo Services became effective May 1. Ondeo Services adopted the new name SUEZ ENVIRONMENT.
•	On May 23, 2003, SUEZ Environment sold 75% of the Northumbrian Group to a consortium of institutional investors. This sale, which generated a loss of € 360 million, allowed a significant reduction in SUEZ’s debt of € 3.1 billion and a significant improvement in cash flow. With an ownership interest of 25%, SUEZ Environment remains the largest and only industrial shareholder in the Northumbrian Group, which was listed for trading on the London Stock Exchange on September 23, 2003.
•	SITA Deutschland won two contracts for the treatment of household waste by incineration in the Leipzig region as of June 2005, for a period of 15 years (annual revenues of around € 15 million).

June 2003

•	SITA UK won the contract for the collection of household waste in Newcastle (208,000 residents), for 5 years, with total revenues of € 12 million.
•	Degrémont won the construction contract for the Saint-Cloud drinking water plant, for a total of € 13 million, on behalf of Sagep (Société Anonyme de Gestion des Eaux de Paris).
•	In October 2002, the Ondeo Halifax Regional Environmental Partnership (HREP) joint venture signed an agreement in principle with the Canadian municipality of Halifax (HRM) to build and operate the waste treatment network and three new plants to clean up Halifax Bay. During the final negotiations, disputes arose that resulted in the abandonment of the project in its initial form. Negotiations are in progress to redefine a plan acceptable to all sides.

July 2003

•	The Castres contracts (water and sanitation services) were terminated by the city on July 1, 2003. On July 31, 2003, Lyonnaise des Eaux France filed an application to set this resolution aside. In October, the Mayor was informed of a request for payment of a penalty.
•	On July 1, 2003, Ondeo Industrial Solutions and Surca signed a 10-year agreement to construct and operate the purification station of the BSN bottle manufacturing plant, and to manage the industrial waste (contract of € 5 million for operation and € 0.6 million for construction).
•	SUEZ Environment sold its Danish waste treatment operations for € 10 million.

August 2003

•	Degrémont began a contract to construct the Valenton (Seine-Amont) sledge treatment unit for a total of € 61 million. The plant currently under construction for SIAAP (Syndicat Interdépartemental de l’Assainissement de l’Agglomération Parisienne), will produce 200 tons of dry waste per day, and will be the largest facility of this type in Europe.
•	Degrémont signed a contract to build four drinking water production plants with Nopswad (National Organization for Potable Water and Sanitary Drainage) in Egypt, representing total revenues of € 15 million.

September 2003

•	On September 18, a new communications / prevention tool was deployed by Lyonnaise des Eaux France and its subsidiaries, providing real-time information to consumers in the event of a health risk. This service is offered to all municipalities managed by Lyonnaise des Eaux France and its subsidiaries, which represents 14 million individuals.
•	Degrémont won the construction contract for a drinking water production plant by sea water desalination in Curaçao (Dutch Antilles) for € 21 million.
•	Degrémont began the contract to design, build and operate a drinking water production plant through brackish water desalination at Wadi Ma In (Amman) in Jordan (revenues of € 33 million). This plant will increase the quantity of drinking water available to Amman residents by 40%.

October 2003

•	The Béthune Regional Court [Tribunal de Grande Instance] engaged SITA France to acquire the Metaleurop Nord site at Noyelles-Godault (Pas-de-Calais). The project will allow very rapid cleanup and conversion of the 37 hectares of the former smelter, which is among the most heavily polluted industrial sites in France.
•

Built by Degrémont, the wastewater treatment station at La Farfana, the largest in Latin America, was inaugurated on October 29. The La Farfana plant, managed by Aguas Andinas (a joint subsidiary of SUEZ Environment and Agbar), will treat the waste

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water of 3.3 million inhabitants of Santiago. Combined with the El Trebal station, which is also managed by Aguas Andinas, this facility will purify 75% of Greater Santiago’s waste water.

November 2003

•	On November 5, Agbar and SUEZ Environment sold Ferrovial their ownership interests in CESPA which held their waste service operations in Spain and Portugal. The price set for the entire transaction was € 519 million.
•	Lyonnaise des Eaux France won the public service delegation contract for the City of Toul in Meurthe and Moselle (17,000 inhabitants) for a period of 12 years (accumulated total revenues of € 10 million).
•	SITA UK obtained an extension on the 7-year waste treatment contract for North Lincolnshire (total revenues of € 34 million).
•	Degrémont won the Mexicali (Mexico) contract to supply drinking water to a portion of Mexico City (revenues of € 17 million) and began the Tiebas and Pineda contracts in Spain (revenues of € 6 million and € 7 million, respectively) as well as Yiangju in Korea (€ 13 million).

December 2003

•	Lyonnaise des Eaux France won the contract to provide services for the Vendée Département Syndicate (12,000 inhabitants) for 12 years, with cumulative sales revenues of € 12 million.
•	The Paris City Council approved an amendment providing for Lyonnaise des Eaux France to take over customer and meter management activities on the Left Bank, which had previously been performed by an economic interest group managed by Compagnie des Eaux de Paris.
•	Eurawasser was selected to acquire a stake of 28.9% in LWG (Lausitzer Wasser GmbH), which manages water and sanitation services for a portion of the city of Cottbus (140,000 inhabitants in Germany, near the Polish border).
•	Degrémont implemented a contract for all sanitation operations for Greater Amman in Jordan for 25 years (US$78 million in construction for Degrémont and the Group’s share of annual revenues of US$8 million) : the contract includes the design, construction of the wastewater treatment plant of Khirbet As Samra, operation of the Ain Ghazal pre-treatment station, and operation of the entire plant, as well as the pumping stations for the governorship of Zarqa. The new plant will cleanse water for the 2.5 million inhabitants of the city of Amman.

Events since closing

•	On January 12, the district of Bogotá notified the company Bogotana de Aguas (a company jointly held by SUEZ Environment and Degrémont, which owns and operates the Salitre wastewater treatment station under the BOT contract with the district of Bogotá) of unilateral termination for reasons of public interest.

4.3.4.	DESCRIPTION OF ACTIVITIES

Although the Group is aiming to systematize and accelerate the integration of its industrial processes, the activities are described here separately by core business (Water, Waste Services) rather than as a function of SUEZ Environment’s new matrix organization.

Water

Water management

SUEZ Environment provides water and sanitation services in 24 countries. SUEZ Environment is the second-largest water management company in Europe(29), serving 35 million drinking water customers and 20 million sanitation customers. It manages reservoirs, aqueducts, distribution networks (water pipelines and connection pipes), wastewater flow networks and treatment stations for municipalities, other local governments, and industrial enterprises.

Its activities also include meter reading and collecting payments from end users. Operations vary depending on the country and customers served.

The Group generally operates under the following types of contracts :

•	Operation and maintenance contracts for water and wastewater treatment facilities, financed and built by the local community. In the contract signed with the municipality, the SUEZ subsidiary is appointed as operator for a period generally ranging from 5 to 20 years, and the subsidiary bills the local government or the consumer for its services.

(29)	The Masons Water Yearbook 2003-2004

•	Concession contracts : these contracts cover the construction and financing of new facilities, or the renovation or extension of existing facilities, as well as distribution, maintenance, and management services. In the case of existing facilities, the Group assumes responsibility for the renovation or extension of the installation. Under this type of contract, it usually bills consumers for its services. When a Group subsidiary builds wastewater treatment and management facilities, it generally operates them for periods ranging from 20 to 30 years, after which ownership is transferred to the local authorities. In some cases, the Group also owns the assets.

In France

In France, local municipalities are responsible for the management and distribution of drinking water, and for the collection and treatment of waste water. They may delegate these activities, in whole or in part, to private companies under farm-out contracts or concession. The industry estimates that private companies provide drinking water distribution services (thus billing the consumer for the entire water and sanitation service) for approximately 80% of the population(30), although their revenues represent only about 35% of the water market in France(31). The remaining 65% represents the local governments’ portion (some 45% of the market) and the total taxes and royalties collected for the Water Agencies and the French government (approximately 20%).(32)

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second largest private company in the market(33).

In the waste water market (collection and treatment), approximately 53% of the population is served by private companies and 47% by municipalities(30).

The Group’s contracts in France, both for water distribution and wastewater services, are generally for periods ranging from 10 to 20 years.

In the European Union

In the European Union outside France, SUEZ Environment operates through ownership interests in publicly traded companies in Spain and Great Britain, as well as through some contracts, particularly in Italy and Germany.

The Group’s U.K. subsidiary, Northumbrian Water Group, in which the Group holds a 25% stake, builds and operates water and wastewater treatment facilities primarily in the U.K., but also in Ireland and Gibraltar.

In Spain, SUEZ Environment has a 25.8% interest in Aguas de Barcelona (Agbar), which is the private sector market leader in Spain for water distribution. Agbar has developed a strong presence in Latin America, particularly in Argentina, Chile, Colombia, and Uruguay. Most SUEZ operations in Latin America are undertaken in partnership with Agbar.

In Italy, the Group, which is already present in Tuscany (particularly Arezzo), won several bids in 2003, in joint ventures with ACEA and other partners, as in Pisa.

In Germany, the Group, which was already present, specifically at Rostock, won the 2003 bid for the partial acquisition of the Cottbus water management company.

Worldwide

Worldwide, SUEZ Environment provides drinking water and sanitation services in partnership with local investors or local governments, as well as through affiliate companies or enterprises that are majority held by local interests. In the water management segment, the Group’s revenues outside the European Union represent about 34%(34) of total sales. Concession agreements outside France are generally for 25 to 30 years.

SUEZ Environment has been active for many years in some of the 10 countries in the process of joining the European Union : the Group provides drinking water and sanitation services to several regions in the Czech Republic, where it has been present

(30)	Information report on water management in France, prepared on behalf of the Territorial and Sustainable Development Delegation by Mr. Jean Launay, recorded in the National Assembly on November 3, 2003.
(31)	Source : “The status of eco-enterprises” December 18, 2003 – Economic Studies and Environmental Evaluation Office – Ministry of Ecology and Sustainable Development.
(32)	Letter from the Professional Union of Water and Waste Services Companies, November 2002.
(33)	The Masons Water Yearbook 2003-2004
(34)	28% outside Puerto Rico

since 1993, and drinking water services to Budapest, Hungary (in partnership with RWE). It has also been active since 1994 in two other cities of Hungary and, since 1999, in Trencin, Slovakia. It manages a contract for the construction and operation of the Maribor purification station in Slovenia.

In 1997 in Morocco, the Group won a 30-year concession contract for water distribution, sanitation, and electricity distribution for some 4 million customers in Casablanca. The Group also has an operations and maintenance contract in Amman, Jordan and in late 2002 obtained a similar contract in Tripoli, Libya.

In the United States, over 80% of water services are supplied by municipal or government agencies, which are increasingly seeking partnerships with private operators to supply drinking water and sanitation services.

The Group is present through United Water, the second largest company in the private market (through 83 subsidiaries)(35). Its principal business is providing water for consumers in areas where its regulated service subsidiaries have franchises or other rights to provide these services (rate-regulated market). United Water is active in 18 states, mainly in the eastern United States. In the deregulated sector, United Water Services provides water distribution and sanitation services under operating and management contracts with municipal governments.

In Puerto Rico, the Group is present until March 31, 2004, through an O&M (Operations and Maintenance) contract for water and sanitation services for the entire island. After that date, the island’s government will assume management of the services.

In South America, SUEZ Environment serves 22 million customers. Argentina was the first country in Latin America to deregulate water services : the Group has been present in the country through Aguas Argentinas since 1993, when it obtained a 30-year concession for the water and sanitation services for Buenos Aires (7.8 million customers). It also has 30-year concessions in Santa Fe and Cordoba (Argentina), as well as La Paz (Bolivia). Despite the difficulties encountered as a result of the devaluation of the Argentine peso and the contractual rate increases that were not granted, the Group has maintained its operating presence under its three Argentine contracts and has initiated an international arbitration proceeding, as well as negotiations with the awarding authorities and banks, to enforce its rights and to restore the economic and financial balance of the contracts.

SUEZ Environment also provides water services to Santiago, Chile (over 5 million consumers), a portion of Mexico, Bogotá (Colombia), as well as Limeira and Manaus (Brazil).

In Asia, the Group is managing a 25-year water management concession in Macao. The Group is active in China through 17 subsidiaries created with local governments for the production of drinking water, as well as in Malaysia, where it has entered into water distribution agreements with three states, covering 1.8 million consumers.

In Manila, negotiations are under way to change the Group’s operations. In Jakarta there are uncertainties about the success of the current negotiations intended to permit operations to continue under acceptable conditions.

The specialist in water treatment stations

With Degrémont, its wholly-owned subsidiary, SUEZ Environment is a major world player in urban water treatment engineering. It is active in the design, construction, and sometimes the operation of the following water treatment facilities :

•	drinking water production plants,
•	wastewater treatment plants,
•	desalination plants,
•	sludge treatment plants.

Degrémont provides all the services necessary to allow turnkey delivery of a facility, in particular engineering, construction, site management and equipment startup services. As of December 31, 2003, Degrémont had built over 10,000 water treatment facilities around the world. With the growth of urban populations, requirements for water quality and purification requirements have increased, resulting in greater demand for water treatment infrastructures.

(35)	In the United States, United Water ranks second in the non-regulated market in terms of revenue (source : PW Financial/March 2003) and second in the regulated market (source: Mason Water yearbook 2003-2004)

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Moreover, the development of this sector in emerging countries such as China, Egypt, Chile and South Africa has been stimulated by the recent policy of the World Bank, the Inter-American Development Bank, and other international financial institutions, which give priority to basic infrastructures and set up financing solutions that allow Degrémont to grow without increasing the Group’s exposure in these countries.

Waste collection and recycling

The range of Waste Service operations that SUEZ Environment provides under the SITA brand is expanding with regulatory, technical and economic changes, and increasingly specific requests from customers : in Europe, the development of re-use, recycling, and material and energy recovery; in Asia Pacific, more reliable treatment facilities and the development of urban services; in Latin America, the adoption of environmental standards.

The Group is active not only in waste collection but also in recycling and treatment in all forms : material or energy recovery, stabilization, storage, etc. A pioneer in the selective collection of household waste in the 1990s, SUEZ Environment has a fleet of 12,700 trucks adapted to selective collection of packaging, large objects, medical waste, and industrial waste.

The Group is also conducting experiments in identification and onboard computerized weighing for various applications (optimization of collection shifts, management of billing by weight of waste, etc.).

In 2003, the Group collected 27.7 million tons of household waste, non-hazardous industrial waste and medical waste.

Before any form of treatment, the waste is processed through 223 sorting and conditioning centers to deliver “ready to recycle” materials to the various segments. Sorting centers specialized in sorting household waste and industrial packaging are the cornerstone of the recycling industry. They provide a regular flow of quality materials to recyclers and constitute an approved, continuous disposal route for the waste producers. In 2003, these centers received 9.4 million tons of waste, 5.5 tons of which were recycled.

The natural process of decay and oxygenation of organic materials is reproduced on an industrial scale at SUEZ Environment’s 111 composting platforms. These vary in sophistication, depending upon whether they receive green waste or sludge from purification stations.

In the case of sludge, additional technical investments are made to ensure the deodorization process and sanitizing of the product. In 2003, the Group composted 1.4 million tons of organic waste.

In its 51 installations worldwide, nearly 46 of which have waste-to-energy capabilities, SUEZ Environment offers its expertise in urban waste incineration technologies in France and, through Novergie in Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory controls designed to minimize environmental impacts (smoke emissions, production of ash) and converting the energy produced by waste combustion into heat or electricity. In 2003, 5.6 million tons of household, non-hazardous industrial and medical waste were incinerated.

Storage is the principal treatment method in many countries. SUEZ Environment manages 223 landfills. Upstream, site selection must meet strict specifications that include soil quality, absence of contact with ground water, and minimum distance from residential areas. In the operational phase, all fills are planned and controlled; effluents (biogas and leachates) are captured, recovered, or eliminated, and all environmental parameters are regularly measured. Once closed, these sites continue to be monitored for thirty years. SUEZ Environment operates landfills throughout the world: in 2003, 29 million tons of household and non-hazardous industrial waste were processed at its landfills.

Expertise in hazardous waste treatment is provided by Teris and Teris North America, wholly-owned subsidiaries of SUEZ Environment; and, for Class I storage in France, by SITA FD (100% owned by SUEZ Environment) and in Brazil by Essensis. SUEZ Environment can thus offer its customers solutions adapted to every type of hazardous industrial waste, and for conditioning quantities as small as 100 grams (particularly for hazardous domestic waste or laboratory waste) or as large as several hundred tons. In 2003, SUEZ Environment treated 3.7 million tons of hazardous industrial waste through pre-treatment processing on ad hoc platforms, stabilization and storage in Class I storage centers, incineration of highly chlorinated or high sulfur-content waste, and co-incineration in cement kilns. This specialty led to a fossil fuel saving of 287,900 tons of oil equivalent.

Teris North America provides incineration of hazardous industrial waste in the United States through on-site sales and service teams (100 employees) and a logistical organization with 13 hubs that covers the entire country, offering materials recovery services for waste containing sulfur or chlorine, and waste-to-energy conversion.

Through its waste service and industrial maintenance activities, SUEZ Environment provides local governments, individuals, and industrial customers with waste services, industrial cleaning (particularly during plant shutdowns), industrial hazardous waste collection services, and more specific services related to petroleum, system monitoring, and even water reservoir cleaning.

Urban sanitation is an urban lifestyle issue as well as a public health necessity. The Group’s services include manual and mechanized street sweeping, street furniture maintenance, poster and graffiti removal, snow removal, beach cleaning, trash receptacle maintenance, organization of public awareness campaigns, and so on. Other services are offered based on local needs, for example, maintenance of municipal parks and gardens.

4.3.5.	REGULATORY ENVIRONMENT

Water

The environmental laws and regulations governing SUEZ’s water businesses in Europe are derived primarily from four European Union directives :

•	The Urban Waste Water Treatment Directive of May 21, 1991, which sets minimum quality standards for wastewater and sludge treatment in urban areas with populations of 2,000 or more. This directive has been incorporated into French law and will be applied progressively until full application in 2005;
•	The “Nitrates” Directive of December 12, 1991, concerning the protection of fresh water against pollution by nitrates used in agriculture. This directive has been transposed into French law.
•	The Drinking Water Quality Directive of November 3, 1998. The new regulatory standards had to be met no later than December 2003, with the exception of requirements relating to lead, for which compliance has been extended until 2013.
•	The Water Framework Directive of December 22, 2000, establishing a regulatory framework for European Community water policy to protect inland surface waters, coastal beaches, and ground water supplies, to prevent their pollution, promote their sustainable use, and protect their environments. It establishes a “good ecological status” objective and calls for the transition from a resource-based to an objectives-based approach. It also introduces a requirement for Member States to establish rate policies to encourage consumers to conserve resources starting in 2010.

There is also a draft directive on sludge, sanitation and bio-waste. This draft directive has evolved since its earlier versions and acknowledges the benefits of spreading sludge and compost on the soil, thereby favoring this recycling method.

The primary effect of these strengthened directives is an increase in capital expenditure on infrastructure and greater spending on water analysis and monitoring by operators. The Group’s contracts generally protect it from the effects of regulatory changes by providing a corresponding amendment to contract rates. SUEZ expects such changes to create additional development opportunities for its Degrémont subsidiary, as customers may need to build new plants, replace or upgrade existing facilities, and integrate cutting edge technologies. These are all services Degrémont can provide.

European directives have been transposed into national law in the principal European countries in which the Group operates, often with additional legislative provisions specific to each country.

In France, water management is regulated primarily by the Sapin law of 1993, which defines the public bidding procedure for public services. Local governments, usually municipalities or regional groups, have the option of managing drinking water distribution and wastewater treatment themselves, or delegating these activities, in whole or in part, to private companies through concession contracts. Such concession contracts establish the respective obligations of each party, particularly regarding rates. They do not transfer the ownership of existing assets to the management company. Under the Mazeaud law of 1995, management companies are required to publish an annual technical and financial report.

A bill that might have reduced the term of water service contracts was withdrawn in 2002. The government is currently in the process of drafting a new bill.

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In England and Wales, where water services are fully privatized, asset ownership is transferred to the management company. The supervisory authority consists of several regulatory agencies, including OFWAT (Office of Water Services), which establishes applicable standards, promotes competition among water companies, and grants long-term licenses for exclusive operation in a geographical area. OFWAT has the authority to determine rates and investments for five-year periods.

The Group’s operations in the United States are governed by both local and federal regulations on the environment, health, and safety.

Water management is regulated at the national level primarily by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987, enforced by the Environmental Protection Agency.

The federal government plays a major role in regulating the water industry but the States retain power over investment planning and the management and operation of facilities.

In the regulated sector, each state has a Public Utilities Commission that sets rates for water and sewer services and determines rate of return on equity for the utility companies. However, municipal water agencies need only justify their rates before the city council.

In the deregulated sector, each municipality is free to set the terms and rules of attribution of its public-private partnership contracts. Contracts are generally awarded subject to competitive bidding procedures.

Waste services

SUEZ Environment operates in a strictly controlled regulatory framework. Contract awards by public sector entities are subject to the public procurement code in France and, more broadly, to European Directives requiring calls for tender for contract awards. Waste storage and treatment sites must obtain operating permits and are regularly inspected. Finally, customers themselves are required to comply with environmental standards.

As a general rule, European Union directives set priorities within waste treatment methods : reduction of waste produced at source, re-use, recycling or biological recovery, waste-to-energy conversion and, finally, as a last resort, disposal. The “polluter pays” principle is also a major element of European regulation, particularly for some solid waste streams such as end-of-life vehicles (VHU), packaging, waste electrical and electronic equipment (DEEE), and in the future, batteries and tires.

The primary European directives governing the Group’s Waste activities are the following :

•	The Waste Framework Directive of July 15, 1975, which is the first European directive governing waste treatment and disposal. This directive promotes prevention and reduction of waste production by requiring the use of cleaner technologies to protect the natural environment. It also introduced the “polluter pays” principle. It was amended by the Directive of March 18, 1991, which sets objectives for reducing waste at source and lists various ways of treating waste (recycling, composting, incineration with waste-to-energy conversion, disposal).
•	The Packaging Directive of December 20, 1994, concerning packaging waste, addressing reduction at source and other methods aimed at reducing the impact of packaging waste on the environment. It sets recycling and recovery objectives, with specific figures, for packaging released onto the European market. The directive is currently being revised, with a new version expected to come into effect in 2004.
•	The Landfill Directive of April 26, 1999, which sets new standards for landfill site management, dealing with issues such as containment as well as control and monitoring obligations. This directive has been transposed into French law and establishes landfill operator obligations for a period of thirty years after site closing. SUEZ Environment estimates the impact of these measures on the cost of land filling to be between € 3 and € 20 per ton, the amount varying substantially based on local conditions.
•	The Waste Incineration Directive of December 4, 2000, which relates to all hazardous and non-hazardous waste categories and sets strict emission limits for all incineration equipment in order to protect air and water quality.
•	Other existing or planned directives address specific waste streams from the perspective of “producer” responsibility (end-of-life vehicles, waste electronic and electrical equipment, batteries, tires, etc.).

(36)	Source : 2000-2015 – Global Water Partnership/WB Estimates.
(37)	Source : Eurostat

The Group’s objective is to systematically meet or exceed all qualitative and quantitative requirements that apply to it. An action plan has been established for this purpose in each of its major business areas :

•	In waste collection, the Group’s objective is to reduce greenhouse gas emissions by using “green” vehicles under acceptable economic conditions (electric-powered, natural gas, or even low-sulfur-emitting diesel engines) and optimizing collection itineraries to reduce fuel consumption, noise pollution, and carbon dioxide emissions.
•	In non-hazardous waste treatment, the Group’s policy is to develop recycling, produce high-quality compost, and generate green energy from its incineration plants and technical landfills. For its technical landfills, SITA has initiated a program to capture the methane resulting from the fermentation of waste, whereby the captured gas is either burned in order to reduce the greenhouse effect, or recovered to produce electricity, where economically feasible.
•	In addition, SUEZ Environment, in partnership with cement-makers, is developing high-temperature incineration of hazardous waste using specialized furnaces. Hazardous waste recycling is also being carried out through reconditioning of used oil and solvents.
•	SUEZ Environment is also actively engaged in soil restoration and cleanup, either through operations carried out in situ at the contaminated sites, or by extracting materials for treatment in its specialized facilities network.

4.3.6	MARKETS AND COMPETITION

4.3.6.1.	The Markets

The water sector as a whole has been transformed since the end of the 1980s, moving from a sector largely dominated and operated by public organizations to a market in which the private sector’s role has been increased and strengthened.

The Group believes that public-private partnerships have significant potential for long term growth, particularly in Europe.

In Europe, there is considerable potential for growth in environmental markets :

only 4 of the 15 countries of the European Union comply fully with current European environmental standards;
the 10 countries entering the European Union in 2004 must upgrade to be in compliance with European environmental standards;
the pressure on government budgets and greater consumer demand for efficiency in public utilities is pushing many European countries to develop public-private partnerships.

The World Sustainable Development Summit’s action plan for emerging countries emphasizes the fact that providing safe drinking water and adequate sanitation services is necessary to protect human health and the environment. In this regard, the Millennium Declaration calls on governments to make a commitment to reduce by half the proportion of persons who have no access to potable water or who do not have the resources to obtain drinking water, by 2015. The World Bank estimates that investments of US$267 billion(36) will be necessary in order to meet that objective. This presents significant growth opportunities for water management services, but these opportunities are associated with potentially high risks that must be controlled before it is possible to consider operations in those countries. The principal risks are currency exchange risks and the risks of breach of contract by the authority granting the concession, often related to insufficient legal security.

Even though the use of the private sector continues to grow, it presently remains limited to approximately 8% of the world’s population. There is considerable variation between countries : in France, the private sector is often given responsibility for municipal water systems; in Britain, the sector has been completely privatized since 1989. In the United States, in contrast, the private sector’s participation in water management is limited to less than 20% of the population.

The waste management market has growth potential, particularly in Europe where the environmental framework differs from the American model. Europe is becoming increasingly demanding (higher recycling objectives, pressures on dumping), which offers prospects for organic growth. In municipal markets, household waste volumes show regular growth in most of the European countries – between 1% and 3% a year(37) – and public use of private partners continues to increase. The shortage of treatment facilities is a concern in certain regions.

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In industrial markets, volumes are fairly stable or are declining very slightly, due primarily to the slowdown in the economy, but customers have to comply with increasingly strict regulations (higher objectives for recycling and reuse of packaging, directives regarding vehicles at the end of their service life, and directives regarding electrical and electronic waste).

4.3.6.2.	Competition

In the water and sanitation sector, the year 2003 saw confirmation of the trend observed in 2002 as the market continued to consolidate around a small number of major players.

The Group’s principal international competitors in the water management and sanitation sector are Veolia Water, a subsidiary of Veolia Environnement, and SAUR, a subsidiary of the Bouygues Group, as well as Thames Water (now a subsidiary of RWE).

The departure of several players from the water sector continued : E.on’s sale of Gelsenwasser, and Anglian Water’s withdrawal from a major portion of their international operations.

On the other hand, a new form of competition appeared when public companies acquired strategic positions : Gelsenwasser was bought out by companies owned by local governments (Dortmund, Bochum). In Italy, groups majority-owned by local governments became active in the market (HERA and ACEA in particular). Moreover, at a regional level in France, new competitors emerged with very aggressive economic offers.

In the waste services sector, SUEZ Environment is the top European operator in the processing and management of household and non-toxic waste. In 2003, SUEZ Environment recorded sales volumes of € 5.5 billion in Waste Services, which puts this division in third place worldwide in terms of revenues, after Waste Management (which is, however, primarily a North American group), and Onyx in France, a subsidiary of the Veolia Environnement group. The European market is dominated by two leaders, SUEZ Environment (SITA) and Onyx, followed by smaller players, such as the waste division of the German firm RWE and the Anglo-Australian firm Cleanaway, a subsidiary of Brambles Industries.

4.3.7.	Environmental Protection

The heart of SUEZ Environment’s Water business consists, first of all, in improving water quality to make it drinkable and, second, purifying it before returning it to the natural water cycle. In its Waste Services business, SUEZ Environment processes municipal and industrial waste by recycling or treating it so that it does not harm quality of life or degrade the environment. In both cases, steps taken are designed to reuse and upgrade natural resources and minimize the environmental impact of operations. SUEZ Environment employees are engaged in environmental protection on a daily basis : it is part of the Group’s know-how.

This environmental culture is inherent in all its operations and constitutes an invaluable asset for SUEZ Environment. Several years ago, SUEZ Environment set up an environmental review process and voluntary action plans in its operating units.

The purpose of these plans is to answer two questions :

•	How to limit the negative impact on the environment of its operations to the maximum possible extent?
•	How to make its operations, which by their very nature serve the environment, serve it even better?

SUEZ Environment places particular emphasis on integrating its environmental policy upstream in its research and development programs. These programs develop innovative solutions for waste recycling or the reuse of waste water, energy recovery from waste, reduction of waste production at source, reduction of water leakage in water systems, and control of greenhouse gases.

Due to the nature of SUEZ Environment’s operations, environmental reporting is intimately related to operating performance and, therefore, becomes a management tool. Indicators that measure and improve performance are monitored. They show the progress made and enable benchmarking between the various comparable business entities within the Group.

This ambition to make environmental concern an integral part of the management of SUEZ Environment is driven by the Group’s senior management and is implemented in the field by the operating teams. On-site environmental audits are conducted by corporate teams to verify compliance with environmental regulations.

4.4	OTHER HOLDINGS

4.4.1	COMMUNICATIONS

Strategy

In September 2003, the Group made the decision to sell all of its holdings in the Communications sector, according to the most appropriate schedule. This decision is part of the strategy for refocusing SUEZ on its Energy and Environment businesses.

In fiscal year 2003, this strategy resulted in the sale of Coditel and Codenet and acceptance of a promise to purchase 89% of the Paris Première channel. In January 2004, the M6 Group exercised its preemptive right to purchase the 89% of the Paris Première channel held by SUEZ.

The sale of the Group’s equity stake in M6 was in progress at the end of the fiscal year, and was completed in February 2004.

In March 2004, SUEZ also signed an agreement with UnitedGlobalCom for the sale of Noos.

M6

At December 31, 2003, SUEZ held 34.6% of the capital stock of M6 (Métropole Télévision Group), a company listed on the Paris Stock Exchange. In 2003, M6 reinforced its position as the number two private French network, with an audience share of 18.5% among under-50s housewives. Net advertising revenues increased 3.3% in 2003. For the first time, diversification sales represented 51.1% of M6’s sales revenues.

M6 holds interests in several theme channels (its subsidiary TEVA, M6 Music, Fun TV, TF6 and Série Club, which is a 50/50 partnership with TF1; and 11% of Paris Première). For the first time, the theme channels made a positive contribution to the M6 Group’s operating income.

M6 continues to grow its diversified businesses (television shopping, disks, etc.). In 2003, the diversification business posted very strong growth (up 53.5%); on a like-for-like basis, the revenues from these diversified businesses increased 16.9%.

In accordance with the Group’s strategy of gradual withdrawal from businesses in the communications sector, on February 2, 2004, M6 signed an addendum to the agreement with the National Audiovisual Board, which allowed SUEZ to drop below the threshold of 33 1/3 of the capital stock of M6. As a result of this agreement, SUEZ sold 29.2% of the capital stock of M6 in a market transaction combined with a sale to institutional shareholders. The Group will retain a residual equity stake of 5% in M6 for three years under the commitments signed with the National Audiovisual Board.

Noos

Noos is the number one cable network operator in France. Noos holds a leading position in the Paris region (NOOS is the only cable operator in the city of Paris), where 19% of the French population resides. Noos offers both pay television services via cable (an increasing proportion of which is digital) and unlimited Internet access.

As of December 31, 2003, Noos had 810,776 million RGUs (Revenue Generating Units).(38)

In March 2004, SUEZ signed a heads of agreement with UnitedGlobalCom for the sale of Noos to Médiareseaux, a holding company of Groupe UGC in France. The sales price will be based on a multiple of 7.25 times annualized 2004 EBITDA as of the closing date, capped at € 660 million. Following the transaction, SUEZ will temporarily retain a stake of less than 20% in Médiaréseaux.

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(38)	Since customers may subscribe to both TV and the Internet, it is more accurate to use RGU rather than numbers of customers.

Other equity stakes

SUEZ also holds:

•	a 16.7% equity stake in LD COM, in which the Group acquired an interest in 2002 by contributing its shares in FirstMark Communications France (FMCF) and by a reserved stock issue. Following the buyout of four other companies in 2002, this integrated operator is now the third-largest telecom operator in France.

•	a 79.5% financial interest in Worldcom SA in Belgium, through its subsidiary Blomhof.

4.4.2.	FORTIS

In April 2003, the Group sold this historical equity stake, which has been deconsolidated since December 17, 2001. This sale took place in two stages:

-	50 million shares were sold for cash in a firm price transaction, for subsequent sale to institutional investors.
-	70 million shares were included in an issue of Fortis Convertible Bonds (ORAs), guaranteeing SUEZ a final price of between 17 euros and 20 euros at the 3-year maturity.

From these two transactions combined, the Group realized € 1.8 billion in cash, and the same amount in debt reduction.

Since December, the Group has gradually sold off shares. Thus, as of December 31, 2003, the Fortis line consisted of 88.6 million shares, which represented € 1,482.5 million in net book value, 70 million shares of which were allocated for redemption of the aforementioned Fortis Convertible Bonds.

Since the beginning of 2004, a further 14 million shares have been sold. These sales are part of the continued implementation of the SUEZ 2003-2004 action plan.

4.4.3.	S.I. FINANCE

S.I. Finance, a wholly-owned subsidiary of SUEZ, is continuing to dispose of its capital investment portfolio.

Disposals in 2003 amounted to € 28 million. The remaining directly-held assets are to be sold in 2004; the assets held through investment funds will continue to be sold off until 2007.

4.5.	HUMAN RESOURCES POLICY

In 2003, the Human Resources Departments were mainly involved in monitoring and overseeing the organizational changes that were made as a result of the restructuring measures announced by SUEZ at the beginning of the year. These actions consisted primarily of : 1) an ongoing corporate dialogue to explain the issues behind the 2003-2004 action plan; 2) an analysis of corporate and individual positions; and 3) special attention to seeking both internal solutions (job mobility, early retirement) and external solutions (outplacement) for persons directly affected by the reorganization. The work of Human Resources primarily involved the “headquarters” entities of the 13 major Group entities. The asset sale plan, which resulted in the departure of 28,000 persons from the Group, was the subject of regular briefings for employee representatives and was continually monitored by the Group Human Resources Department.

Within the operating entities, and during this transition period, the Human Resources Departments continued policies to develop and reward expertise, in order to ensure the professional development of the Group’s 172,300 employees. Occupational health and safety continued to receive special attention, in accordance with the commitments made in the Health and Safety charter signed in October 2002.

Finally, following the formalization of Human Resources commitments and principles in the “HR Guidelines” and Group charters, an additional phase was initiated in October 2003 by defining six priorities for the Human Resources policy.

Human Resources Management Planning

This project has three objectives :

•	To fill key job positions in the Group and implement, in coordination with the operational business line, to engage in specific processes (Career Management Committees, Succession Planning) to prepare for the demographic transition in 2006-2007 under the best possible conditions. The year 2004 will be devoted to further standardization and harmonization of key positions, methodologies for evaluation of the performance of persons holding those positions (and employees in general), and compensation and company benefits. This work will also rely upon the Leaders For the Future (LFF) program, the purpose of which is to provide replacements for senior management and executives, the “SUEZ Center for Development”, SUEZ University special programs, and the Training & Development Committee. Formalization of LFF development plans and the mobility of LLFs are the priorities for 2004.
•	In coordination with operational management, to continue the development of personnel in key positions. In this connection, the “Executive Career Management Program”, which is based on the “Annual Performance Appraisal” and the “SUEZ Center for Development” are available to executives.
•	In order to attract, develop, and ensure the professional growth of quality employees, the divisions may use Recruitsoft, an electronic tool that is used throughout the Group for recruitment and job mobility and which was deployed last year, as well as the SUEZ Campus, which is aimed at young graduates in Europe. Internally, training plans are determined by the local entities, with the exception of SUEZ University programs that are intended for all Group managers.

Group cohesion and dissemination of its values

During a transition period, like the period experienced by SUEZ in 2003, it is important to ensure the corporate cohesion of the Group and adherence to its values, in order to ensure quality service.

One of the functions of the Human Resources Departments, working with internal communications, is to disseminate these values, especially during employment interviews and annual evaluations. The Human Resources Departments, in conjunction with the European Dialogue Office (IED), also monitors the commitments formalized in the charters (International Corporate Charter and Health and Safety Charter). Monitoring compliance with those commitments relies, in particular, on corporate indicators and alerts. For this reason, 2004 will be specifically devoted to continuing the deployment of our reporting and monitoring tools.

Support for change management

Technological changes, particularly in the energy business, and the operation of public-private partnerships or on-site outsourcing contracts result in permanent changes in the operation of our businesses. The Human Resources Departments facilitate the management of these changes, specifically through training, skills updating, and corporate dialogue policies.

In order to manage the change brought about by our competitive and economic environment, the “Community of Practice of Change Management” will be created in order to increase awareness of these issues. The Human Resources Departments will play a greater role in formalizing the organizational structure and will be fully supported to bring about change.

Simplification and Pooling of Resources

In 2003, SUEZ paid particular attention to simplifying the management of the Human Resources Departments by deploying common tools and using common performance standards. The result was, for example, the establishment of a common platform for job mobility and recruitment on the Group Intranet (Recruitsoft). It also involved optimizing relationships with our outside partners, by establishing a list of “preferred suppliers” and by enhancing certain benefits programs (retirement, death, etc.).

In 2004, the SUEZ Human Resources Departments will develop the use of benchmarks, so that they will be able to select the most appropriate available service offering from among the various available solutions, both internal and external. In addition, the administrative management of expatriates is being simplified, in order to ensure greater consistency and take advantage of economies of scale.

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Consolidation and Management of Corporate Data and Information

The installation of Topaz as a corporate reporting tool in 1998 now makes it possible to provide corporate information coverage for 80% of the Group’s consolidated companies (100% for personnel issues). Improvements in the use of the tool was a priority goal in 2003 and will continue in 2004.

Furthermore, in 2004, SUEZ will obtain additional tools to measure Human Resources performance and analyze the Group’s corporate costs as well the costs associated with human resources management.

Social Responsibility and Management of Social Issues

Our social responsibility is affirmed through a dialogue of trust with personnel representatives in the countries where we have facilities, as well as with all the economic and social players involved in our operations. SUEZ’s social responsibility begins with meeting the Group’s commitments, particularly those in its charters.

To take account of the Group’s diversity and the number of countries in which it operates, information feedback systems will be adapted and adjusted to anticipate and prevent the occurrence of risks related to social relationships. In addition, a network of social experts will gradually be established in Europe to provide legal and management support for distant entities.

Finally, through the Observatoire Social International [International Social Monitoring Agency], SUEZ continues to work with partners in Europe, Morocco, Argentina, and the United States on issues related to Corporate Social Responsibility, such as social performance indicators, lifelong education and training, or social standards.

	EGE				EGI
	2001		2002		2003		2001		2002		2003

EMPLOYEES BY GEOGRAPHIC REGION

European Union	18,058		16,873		15,570		45		154		135

Rest of Europe	509		547		998				42		48

North America							562		1,767		1,518

South America							1,592		1,416		1,414

Africa Middle East							15		89		83

Asia – Oceania							656		1,034		1,103

TOTAL	18,567		17,420		16,568		2,870		4,502		4,301

	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)

DISTRIBUTION OF EMPLOYEES BY PERSONNEL CATEGORY

Management	2,732		2,714		2,800		243		697		851

Technicians & Supervisors (T.S.M.)	3,001		2,742		2,074		642		1,204		1,042

Employees (O.E.T.)	12,834		11,964		11,694		1,985		2,601		2,408

TOTAL	18,567		17,420		16,568		2,870		4,502		4,301

	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)

PROPORTION OF WOMEN IN THE GROUP

Proportion of women	17.3%		19.6%		20.9%		N/A		16.9%		17.6%

	(97.6%	)	(100.0%	)	(99.54%	)	N/A		(100.0%	)	(99.91%	)

Proportion of women in management positions	10.6%		13.1%		13.8%		N/A		12.5%		19.0%

	(88.6%	)	(100.0%	)	(99.4%	)	N/A		(100.0%	)	(80.13%	)

DISTRIBUTION OF EMPLOYEES BY TYPE OF EMPLOYMENT CONTRACT

Permanent	91.2%		92.9%		93.0%		N/A		97.0%		94.7%

Other	8.8%		7.1%		7.0%		N/A		3.0%		5.3%

	(90.3%	)	(100.0%	)	(99.8%	)	N/A		(100.0%	)	(100.0%	)

AGE DISTRIBUTION (for permanent employees)

Under 25	N/A		2.7%		3.1%		N/A		5.5%		4.2%

25—29	N/A		6.5%		6.9%		N/A		13.8%		13.8%

30—34	N/A		10.8%		11.3%		N/A		19.7%		18.7%

35—39	N/A		12.2%		12.7%		N/A		17.8%		18.0%

40—44	N/A		13.6%		14.6%		N/A		16.7%		17.0%

45—49	N/A		14.9%		16.0%		N/A		13.2%		14.2%

50—54	N/A		17.4%		17.0%		N/A		8.2%		8.1%

55— 59	N/A		21.1%		17.5%		N/A		3.6%		4.2%

60—64	N/A		0.9%		0.9%		N/A		1.3%		1.5%

Over 65	N/A		0.01%		0.0%		N/A		0.2%		0.3%

	N/A		(100.0%	)	(100.0%	)	N/A		(98.5%	)	(100.0%	)

TURNOVER *	2002 S1		2002 S2		2003		2002 S1		2002 S2		2003

Turnover = number of terminations, excluding normal contract	3.9%		3.4%		14.4%		4.7%		10.5%		15.8%

terminations / average annual employee level	(92.1%	)	(91.4%	)	(95.7%	)	(94.3%	)	(91.5%	)	(86.2%	)

COMPENSATION

Worker average gross salary / local gross minimum salary	3.5		6.0		3.1		4.8		9.0		9.2

(Minimum amount)	1.7		1.7		1.5		4.8		2.0		4.4

	(91.8%	)	(8.3%	)	(72.3%	)	(25.5%	)	(77.7%	)	(93.1%	)

Average gross salary / average gross salary for the sector

Management	2.0		1.9		1.8		1.7		3.2		1.6

	(81.4%	)	(88.5%	)	(91.9%	)	(68.3%	)	(63.4%	)	(97.6%	)

Technicians & Supervisors (T.S.M.)	1.7		1.1		2.0		1.6		3.1		2.9

	(88.6%	)	(8.0%	)	(81.5%	)	(39.4%	)	(68.9%	)	(91.4%	)

Employees (O.E.T.)	2.5		1.9		2.0		1.1		2.3		2.1

	(91.8%	)	(8.3%	)	(72.3%	)	(65.5%	)	(57.6%	)	(93.1%	)

Worker average gross salary / local cost of living	3.6		3.6		3.0		2.1		5.2		4.6

	(91.8%)		(8.3%	)	(72.3%	)	(35.5%	)	(80.8%	)	(93.1%	)

WORK SAFETY

Number of fatal accidents (employees)	1		1		1		0		1		0

Rate of frequency	8.70		5.68		5.95		6.79		5.96		5.06

Rate of gravity	0.20		0.12		0.15		0.21		0.06		0.11

	(100.0%	)	(87.6%	)	(93.5%	)	(28.9%	)	(31.0%	)	(100.0%	)

TRAINING	2001		2002		2003		2001		2002		2003

Percentage of personnel trained	63.1		69.0		74.0		72.3		58.1		59.1

	(55.0%	)	(89.5%	)	(85.5%	)	(39.1%	)	(81.3%	)	(92.5%	)

Proportion of managerial and non-managerial personnel

in the work force trained

Management	10.3%		13.6%		14.6%		17.0%		8.5%		13.2%

Other (T.S.M. + O.E.T.)	89.7%		86.4%		85.4%		83.0%		91.5%		86.8%

	(99.0%	)	(89.5%	)	(88.0%	)	(10.5%	)	(81.3%	)	(94.5%	)

Training costs per person (€ / person)	1756.3		1,237.4		1,505.2		838.0		640.5		877.5

	(55.0%	)	(89.5%	)	(85.5%	)	(28.7%	)	(51.7%	)	(86.7%	)

Number of training hours per person (hours / person)	31.5		37.2		38.8		30.5		84.5		90.0

	(55.0%	)	(89.5%	)	(84.9%	)	(39.1%	)	(72.5%	)	(91.6%	)

Training costs per hour of training (€ / hour)	55.7		33.2		40.2		27.4		28.5		68.8

	(55.0%	)	(89.5%	)	(84.9%	)	(28.7%	)	(81.3%	)	(86.7%	)

Itemization of training hours by subject matter

Professional and technical training	46.3%		7.8%		28.2%		45.5%		57.7%		66.6%

Quality, Environment, Safety	11.0%		2.1%		13.5%		35.4%		5.1%		10.6%

Languages	7.7%		1.6%		2.6%		0.6%		6.4%		6.3%

Other	35.0%		88.5%		55.6%		18.4%		30.8%		16.6%

	(18.1%	)	(89.5%	)	(82.8%	)	(68.2%	)	(81.3%	)	(100.0%	)

* Semi-annual turnover in 2002

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	SERVICES						SUEZ ENVIRONNEMENT
	2001		2002		2003		2001		2002		2003
EMPLOYEES BY GEOGRAPHIC REGION

European Union	59146		60237		62768		61914		61268		45917

Rest of Europe	1394		4808		2965		1526		1282		2873

North America	855		90		32		3019		10726		10233

South America					501		18156		18158		18319

Africa Middle East	245		753		780		3644		3295		3261

Asia – Oceania	1338		1001		1106		3216		2311		2566

TOTAL	62978		66889		68152		91475		97040		83169

	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)	(100.0%	)

DISTRIBUTION OF EMPLOYEES BY PERSONNEL CATEGORY

Management	7748		7940		7860		6471		7318		5965

Technicians & Supervisors (T.S.M.)	18827		13289		15312		11574		11068		10117

Employees (O.E.T.)	36403		45134		44765		73430		77807		58077

TOTAL	62978		66363		67937		91475		96193		74159

	(100.0%	)	(99.2%	)	(99.7)		(100.0%	)	(99.1%	)	(89.2%	)

PROPORTION OF WOMEN IN THE GROUP

Proportion of women	11.6%		10.7%		10.4%		17.1%		17.2%		13.6%

	(70.1%	)	(78.5%	)	(98.35%	)	(83.3%	)	(91.8%	)	(97.5%	)

Proportion of women in management positions	12.7%		11.6%		11.0%		26.0%		21.3%		16.8%

	(75.9%	)	(85.8%	)	(98.1%	)	(64.5%	)	(86.7%	)	(73.9%	)

DISTRIBUTION OF EMPLOYEES BY TYPE OF EMPLOYMENT CONTRACT

Permanent	93.5%		95.4%		95.4%		91.5%		92.5%		95.6%

Other	6.5%		4.6%		4.6%		8.5%		7.5%		4.4%

	(65.8%	)	(83.6%	)	(97.3%	)	(81.1%	)	(95.4%	)	(76.1%	)

AGE DISTRIBUTION (for permanent employees)

Under 25	N/A		6.9%		6.4%		N/A		5.8%		5.6%

25—29	N/A		10.5%		10.3%		N/A		11.0%		11.9%

30—34	N/A		14.7%		13.6%		N/A		15.2%		16.2%

35—39	N/A		16.2%		16.0%		N/A		16.7%		17.2%

40—44	N/A		14.3%		15.0%		N/A		15.8%		15.6%

45—49	N/A		13.4%		14.0%		N/A		14.1%		13.3%

50—54	N/A		13.2%		13.7%		N/A		11.5%		11.0%

55— 59	N/A		9.2%		9.4%		N/A		7.2%		7.3%

60—64	N/A		1.5%		1.5%		N/A		2.3%		1.6%

Over 65	N/A		0.1%		0.1%		N/A		0.4%		0.3%

	N/A		(82.4%	)	(97.5%	)	N/A		(76.1%	)	(96.4%	)

TURNOVER*	2002 S1		2002 S2		2003		2002 S1		2002 S2		2003

Turnover = number of terminations, excluding normal contract	4.7%		6.7%		15.2%		8.2%		6.8%		11.5%

terminations / average annual employee level	(58.8%	)	(77.1%	)	(72.6%	)	(75.8%	)	(88.4%	)	(63.3%	)

COMPENSATION

Worker average gross salary / local gross minimum salary	1.9		1.6		1.8		2.6		2.4		3.3

(Minimum amount)	1.1		1.0		1.0		1.0		1.0		1.0

	(8.1%	)	(34.9%	)	(75.1%	)	(60.4%	)	(80.7%	)	(70.4%	)

Average gross salary / average gross salary for the sector

Management	1.3		1.0		0.8		1.5		1.5		1.3

	(21.1%	)	(69.5%	)	(83.6%	)	(52.8%	)	(59.8%	)	(61.2%	)

Technicians & Supervisors (T.S.M.)	1.2		0.9		0.8		1.4		1.5		1.7

	(11.8%	)	(61.0%	)	(85.1%	)	(66.0%	)	(74.0%	)	(62.8%	)

Employees (O.E.T.)	1.4		1.1		1.0		1.6		1.4		1.8

	(8.3%	)	(35.2%	)	(73.1%	)	(60.4%	)	(89.2%	)	(70.3%	)

Worker average gross salary / local cost of living	2.3		1.6		1.8		2.3		1.9		2.0

	(8.3%	)	(35.1%	)	(75.1%	)	(60.4%	)	(82.7%	)	(70.4%	)

WORK SAFETY

Number of fatal accidents (employees)	2		1		3		15		15		7

Rate of frequency	24.26		27.25		25.58		65.53		46.42		28.45

Rate of gravity	0.92		0.74		0.78		1.66		1.28		1.04

	(58.7%	)	(72.2%	)	(79.9%	)	(85.7%	)	(82.8%	)	(79.4%	)

TRAINING

Percentage of trained staff	45.2		64.8		43.9		47.2		36.4		65.1

Proportion of managerial and non-managerial personnel in the work force trained	(41.2%	)	(46.1%	)	(69.1%	)	(42.0%	)	(79.5%	)	(77.8%	)

Management	16.8%		17.0%		16.3%		19.7%		9.5%		9.6%

Other (T.S.M. + O.E.T.)	83.2%		83.0%		83.7%		80.3%		90.5%		90.4%

	(45.2%	)	(46.1%	)	(72.5%	)	(48.0%	)	(80.0%	)	(69.2%	)

Training costs per person ( € /person)	1207.6		584.1		625.4		832.0		442.0		522.9

	(41.2%	)	(41.5%	)	(62.9%	)	(43.0%	)	(79.5%	)	(75.4%	)

Number of training hours per person (hours /person)	24.6		24.0		24.6		21.0		23.4		22.5

	(41.2%	)	(41.5%	)	(59.5%	)	(42.0%	)	(79.5%	)	(75.1%	)

Training costs per hour of training (€ /hour)	55.9		26.7		27.6		34.9		24.5		22.5

	(41.2%	)	(41.5%	)	(59.0%	)	(42.0%	)	(79.5%	)	(75.1%	)

Itemization of training hours by subject matter

Professional and technical training	38.8%		51.4%		54.1%		35.0%		30.4%		28.0%

Quality, Environment, Safety	28.5%		28.6%		24.4%		40.0%		30.1%		34.9%

Languages	3.0%		3.6%		5.3%		2.6%		7.3%		4.7%

Other	29.7%		16.4%		16.2%		22.3%		32.3%		32.3%

	(47.2%	)	(46.1%	)	(67.6%	)	(50.7%	)	(80.0%	)	(75.2%	)

* Semi-annual turnover in 2002

Methodological factors in 2003 corporate reporting

As part of the audit program initiated by SUEZ in 2002, and consistent with the recommendations made by the Auditors, actions to improve corporate reporting were continued and were organized around 3 priorities : establish systematic feedback of corporate information on each division; explain the human resource, financial, and commercial significance of corporate reporting; formalize the procedures necessary for the publication of corporate information in the annual report.

With regard to the first point, all of the information and data published in the report were sent to the Human Resources Departments of divisions and operating entities. In addition, more detailed reporting was transmitted to each division.

In addition to the obvious significance of corporate reporting for Human Resources, the financial and commercial issues underpinning the role of the Human Resources Departments as “Business Partners” were identified, formalized, and explained.

Specifically regarding reporting for the annual report, procedural memoranda were sent out detailing deadlines and the internal controls to be performed on the various indicators. In addition, in accordance with the guidelines established at the beginning of 2003, after consolidation of the indicators, systematic consultation with divisional human resources departments made it possible to enhance the reliability of the data and analyses, as well as the link between the corporate information published and the industrial challenges of each division.

These three priority actions, which were a continuation of the efforts made since 2002, enabled a significant improvement in the scope of reporting on all of the indicators. In 2004, priority will be given to work on defining corporate indicators, the most sensitive aspect of corporate reporting given the Group’s international presence, in accordance with the recommendations made by the Auditors.

The quantitative corporate data in this report are generated by the HRD phase of TOPAZ, the Group consolidation tool, and the specific safety reporting of certain entities. After collection, the data were processed and consolidated in accordance with well-identified procedures and criteria. Details of procedures are available at the Human Resources Department at SUEZ headquarters.

•	TOPAZ / CARAT, a consolidation software package, allows the collection, processing, and recovery of the data input by Group subsidiaries, which are local legal entities.

Each of these entities is assigned a financial consolidation method: full consolidation (FC), proportionate consolidation (PC), and equity affiliate (EM). This method also applies to the human resources department phase.

The corporate analyses performed and analyzed in this report pertain solely and exclusively to fully consolidated entities, in which SUEZ holds control, in terms of capital stock and/or management.

Once a company is fully consolidated in the SUEZ accounts, its corporate data are integrated 100%, regardless of the percentage of the capital stock which is held.

•	Corporate data, collected on all fully consolidated companies, are defined in order to harmonize and standardize the nature of the data and establish consistency and coherence in monitoring such data.
•	Reporting Perimeter. Each indicator is assigned a reporting perimeter which represents the indicator’s coverage as a percentage of the Group’s personnel (the personnel of the companies fully consolidated in SUEZ accounts).

This is because certain companies may not have communicated their data or the information submitted may have certain inconsistencies, which leads us to remove those companies from the reporting perimeter.

•	Two methods for the processing and consolidation of indicators are employed :
aggregation, for organizational, personnel and safety data;
weighting by personnel level, for salaries and training.

•	The data controls used are based on analysis of variations from one period to another and on evaluation of consistency and relevance within a business or country.

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•	The external data utilized to calculate compensation indicators are provided by DREE under a contract for the collection of country data by the network of local economic missions. They are supplemented by the statistics of the World Bank and UNESCO, if appropriate. DREE’s procedures are ISO 9000 certified and the data provided under this partnership is available at the SUEZ headquarters.

The following points regarding the data published in this report require clarification:

The total work force of the branches is 101 persons fewer than the total work force published. This difference relates to the employees of the Group activities in the communication and finance sectors, and to the accounting of SUEZ SA employees within the scope of consolidation of SUEZ Environment.
The absence of data submitted by the GTI company, which represents 10,093 persons, with regard to safety, training, and compensation, explains the level of reporting perimeters in the departments.
In internal reporting, a distinction is made between administrative and technical workers. For greater simplicity and clarity in processing the data, these two categories are combined in the information presented in the report.
The calculation of turnover takes into account internal job mobility, retirements, terminations, and resignations, but it does not include miscellaneous departures (including normal end of contracts). Turnover was calculated as a semi-annual value for 2002, and as an annual value for 2003. EGE’s turnover level is primarily due to the reorganizations that took place at Electrabel Netten Vlaanderen, Cocetrel and the Tractebel parent firm.
Given the time frames, training data is based on provisional data. The final data will not be available until the second half of the year.
The differences in the reporting perimeter among indicators under the “training” and “compensation” headings are the result of the method of processing and consolidating data: in the case of training, we have excluded companies that did not provide information on the number of trainees, even though expenses and/or training hours were submitted. In the case of compensation, data on minimum salaries and cost of living are generally known as of this date, either directly, or through an estimate by local statistical bodies. On the other hand, sector salaries in certain countries are not available until later in the year, which results in a difference in the reporting perimeters.
Out of the total reporting perimeter covering 27 countries, ten values below 1.0 were recorded for the indicator “average worker gross salary / local gross minimum salary”. After examination, it has been determined that these are companies that use part-time workers whose compensation causes a decrease in average worker compensation.
For a significant number of entities, the total hours worked used in the calculation of the rate of frequency and the rate of gravity are the theoretical hours worked, not the actual hours of exposure to risk.

4.6.	ENVIRONMENTAL POLICY

Due to the nature of its Energy and Environment businesses, SUEZ is at the center of challenges to the environment and sustainable development: climate change, pressure on water resources and energy resources, the protection of natural environments and natural heritage. While the Group’s businesses can have a positive impact on the environment, they also have an impact on natural environments and resources, which must be measured, controlled, and reduced to a minimum as part of a continuous improvement process. Moreover, potential environmental pollution or damage exposes the Group to various risks, which have the potential to generate additional costs, and to alter its image and reputation (see Section 4.8 “Risk Management”). Risk management is performed on a daily basis using a growing number of certified environmental management systems within the Group or risk management plans deployed for this purpose. Employee training, innovation, and research programs contribute to operational control and management of risks.

A network of persons responsible for implementation of the environmental policy

The reorganization carried out in 2003 under the Optimax plan prompted the Group’s senior management to assign the Environment and Innovation Department to the Operational Assistance Division. With this new approach, the Group continued to strengthen its environmental organization and a network of Environmental Officers appointed for this purpose was deployed in the divisions in all of the Group’s relevant businesses.

Through the network of Environmental Officers, the Group encourages subsidiaries to implement their environmental policy as a function of local economic conditions, their businesses, and the expectations of customers, manufacturers, and local governments.

At the end of fiscal year 2003, sales revenues for entities that have published an environmental commitment statement represented 80.7% of the sales relevant to the Group’s environmental impact. These policies may lead to the implementation of certified environmental management systems (EMS) in view of economic conditions and the advantages of such an approach. These systems are based on documentation and a comprehensive set of procedures, as well as objectives defined as part of a continuous improvement program. Such environmental management systems may then be certified externally. As of December 31, 2003, 42.7% of the relevant sales revenues were covered by certified environmental management systems (ISO 14001 certifications, EMAS registrations, ISO 9001 version 2000 certifications with an environmental section, local certifications). The Group holds 262 ISO 14001 certificates, 233 ISO 9001 version 2000 certificates containing an environmental section, 7 EMAS registrations, and 82 local certificates as of the end of 2003.

In this regard, the Group made a special effort to train personnel in environmental issues, as demonstrated by the portion of training devoted to these subjects (19.8% of the total training effort in 2003) and the amount invested in those programs (€ 13.2 million in 2003).

Environmental risk management policy – Law of July 30, 2003 on the prevention of technological risk

Risk management constitutes an essential component of the Group’s environmental policy. The environmental risks related to the most hazardous sites are covered by strict and precise international and domestic regulations. They are subject to regular inspections by government authorities.

Within the boundaries of the European Union, the Group in 2003 operated 6 SEVESO “high threshold” sites, which are located in France, Belgium, and Germany. As regards the environmental businesses, Teris, SUEZ Environment’s hazardous industrial waste treatment subsidiary, operates the sites at Pont de Claix (incineration of chlorine solvents) and Loon-Plage (incineration of hazardous industrial waste) in France, and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste). For the Energy businesses, Fluxys and Fluxys LNG (EGE) operate the sites at Zeebrugge (liquefied natural gas terminal), Dudzele (liquefied natural gas storage unit), and Loenhout (underground natural gas storage).

The Teris-Pont de Claix site is a facility classified as SEVESO “High Threshold”, due to its storage of hazardous industrial waste that can include highly toxic categories of waste. This facility is located at the center of a chemical platform that includes other Seveso “high threshold” facilities with which it shares intervention resources within an economic interest group and an environmental health and safety charter that is common to all operators of the platform. In particular, there is an internal fire department with 35 employees. The major accident prevention policies are based on a risk assessment methodology, an occupational health and safety policy, an environmental protection policy which is reflected by ISO 9001 and ISO 14001 certification, an annual environmental quality and safety progress plan, an inspection policy that minimizes the risks related to the operation of equipment, which relies on the chemical platform inspection office recognized by the government. The safety management system is audited by a third party at least every 3 years. This system complies with the Decree of May 10, 2000 and the environmental health and safety charter of the chemical platform. A hazards study conducted internally at the Teris site assesses the risks of potential accidents as well as protective measures to reduce the seriousness or probability of accidents. Since 2000, the rate of frequency and the rate of gravity of work accidents has been zero. No environmental accidents or external complaints have been recorded.

The Teris-Loon Plage facility is classified as SEVESO “high threshold” due to its storage of hazardous industrial waste that may be classified as toxic. This facility was purchased from the Du Pont Company at the beginning of 2003. The major accident prevention policies are based on a risk assessment methodology, an occupational health and safety policy, an environmental protection policy, and an annual environmental quality and safety progress plan. ISO 9001 and ISO 14001 certifications are currently being renewed, certifications previously obtained by Du Pont. Its safety management system complies with the Decree of May 10, 2000. A hazards study conducted by Fairtec/Veritas was submitted for critical analysis by a third party expert (Technip) at the government’s request when the application for an operating permit was submitted. This permit was granted on April 23, 2003. An assessment of potential accident risks as well as the protective measures to reduce the gravity or probability of accidents was conducted using Du Pont’s Hazop methodology. Since Teris took over the site, the rate of frequency and the rate of gravity of work accidents has been zero.

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The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolysis to treat 30,000 tons of earth a year polluted with mercury, pyralene, and PAH (polycyclical aromatic hydrocarbons). The site is a SEVESO “high threshold” facility due to the potential stock of PAH contained in the earth, which exceeds 200 tons, the German threshold limit. The site meets regulatory requirements. A special impact study was performed in 2003. An Environment manager and a SEVESO manager were appointed by the company to ensure proper implementation of the regulations. An annual 3-day audit is conducted by the German government’s environment and labor departments. An information document for residents is currently being finalized, in compliance with regulatory deadlines. This site was audited in 2003 by the SUEZ Environment environmental audit team. No major non-compliance or major environment risk was found. Moreover, the site is certified “Entsorgungsfachbetrieb”, a German environmental certification, subject to an annual government audit before renewal.

Each of the Seveso sites has an internal operations plan, providing for a “crisis unit” that is filed with the government. The plan is tested every year during exercises conducted jointly with the government and Civil Defense. The Teris Pont de Claix site is included in the internal operations plan for the chemical platform. Each of these three facilities has a mandatory system with a crisis procedure incumbent upon the management of Teris and SUEZ Environment.

For its part, Fluxys operates a major accident prevention policy that ensures a high level of protection for the personnel and environment of its facilities.

The primary focus of this policy is to prevent a major accident from occurring. Fluxys therefore ensures the integrity, safety, and reliability of its system throughout its life cycle, i.e. from initial design until decommissioning of its facilities.

The second element is based on the establishment of an organization and response resource plan to minimize the consequences of leaks or other accidents, given that the occurrence of a major accident cannot be ruled out despite all the prevention measures in force. Fluxys conducts a safety management system that ensures this is applied policy to the management and operation of facilities classified as SEVESO “high threshold”, specifically the LNG Terminal in Zeebrugge, the liquefied natural gas storage unit in Dudzele, and the underground natural gas storage facility in Loenhout, but also all the associated pipelines and facilities (holding stations, compressors, metering stations, valve junctions, etc.) necessary to perform its operations.

The third element of this policy is the incorporation of the safety management system into an integrated “Health, Safety, Environment & Quality” management system, since major accidents are inseparably linked to the well-being of employees and the environment on which its operations have an impact.

Fluxys notifies the competent authorities as to the facilities subject to applicable legislation as well as any significant changes to the facilities in question, and it has established an organization that is capable of managing major accident dangers. The major accident hazards that could occur under normal or abnormal operations have been systematically identified, and the related risks have also been assessed. Fluxys thereby ensures that it operates its facilities with complete safety under all circumstances (both during normal operation and during a temporary shutdown or maintenance). Prevention of major accidents is integrated in the design of new facilities and in the planning and construction of modifications to existing facilities. Foreseeable emergency situations are identified and Fluxys prepares, tests, and reviews emergency plans in a systematic way. Compliance with established major accident prevention objectives is monitored and any necessary corrective actions are implemented in the event that defects or discrepancies are found. Thus, Fluxys periodically and systematically reviews its major accident prevention policy and assesses the effectiveness and adequacy of the safety management system.

Fluxys has established competent internal teams to manage and control crisis situations resulting from serious incidents and major accidents of the SEVESO type occurring at a facility operated by Fluxys or Fluxys LNG. The members of these teams have undergone special training in crisis management, and practical exercises are organized. An internal procedure as well as various instructions on crisis management have been prepared by Fluxys. In addition, operational headquarters have emergency plans that describe the local measures to be taken in the event of serious incidents or major accidents.

The management of industrial and environmental risks is divided into two modules : risk prevention and crisis management.

Active prevention of environmental risks

The operating branches are encouraged to implement an environmental audit program for their sites.

In the Energy businesses, specific internal procedures are in force at most of the sites to define environmental management responsibilities and oversee the effectiveness of the environmental audits that assess the environmental compliance of the facilities. Particular attention is paid to operating permits with respect to impacts on the air, water, waste, and noise. Moreover, the compliance of subcontractor practices, the prevention of accidental discharge, the temporary storage of hazardous waste on site, and the existence of serious event management procedures are specifically evaluated. These procedures are set up to reduce to a minimum the risk of noncompliance with regulations or the operating permit, and to demonstrate the Group’s commitment to contributing to protection of the environment and human populations. These audits are conducted at the request of the management of EGE and EGI, for the purpose of verifying the compliance of the procedures deployed with directives and related manuals.

Environmental risks within SUEZ Environment are methodically assessed: each sanitation site has undergone at least one environmental audit during the last three years. These audits make it possible to identify possible instances of non-compliance with current regulations, detect specific risks, and establish corrective action plans. Instances of non-compliance can be due to regular changes in the regulations which require operational upgrades, the result of acquisitions of facilities for which investments are planned, or simply the ageing of the facilities operated. The use of private operators is often justified by the problems in operating facilities subject to increasingly strict regulations. When SUEZ assumes responsibility for the management of facilities, some of them do not necessarily meet regulatory requirements. It is clear that, given the magnitude of the infrastructures, the investments and work necessary to overhaul a system often require several years in a given country. When an instance of non-compliance arises, SUEZ’s response may consist of improvement in the operational management of a site or investments to upgrade or replace equipment. Under service contracts, such decisions must be made with the consent of clients, local governments, or manufacturers. Certain investments remain their complete responsibility. Nevertheless, the Group makes an effort to warn its clients so that they can anticipate future regulations and standards. SUEZ Environment has launched an extensive program to increase awareness by local governments that have assigned the Group responsibility for management of their garbage incinerators, in order to anticipate the European environmental regulations in this area in December 2005, which require a decrease in authorized emission thresholds. In certain instances, when our client has not invested in bringing its facility into compliance, we have terminated our management. This audit program conducted by the Operations, Research, and Environment Department is regularly presented to the senior management committee and is the subject of regular reporting. In the water sector, each subsidiary is responsible for its own environmental risk management unit. A centralized audit and inspection process, similar to the one established for waste, will be initiated in the near future. Audits will be performed with priority given to sanitation facilities, water treatment product storage facilities, and purification station sludge processing facilities. Risk prevention plans accompany or precede the establishment of an environmental management system.

There have been 94 complaints and 22 judgments related to environmental damage, for a total amount of € 1.5 million in indemnification. This is low is relation to the size of the Group, the industrial nature of its operations, and its direct expenditures for the environment. In 2003, environmental expenditures (investments and current operating expenses related to protection of the environment) totaled nearly € 173.5 million for energy operations and more than € 2.114 million for water and waste operations.

Crisis management to maintain operational continuity

The operating entities are urged to establish crisis management plans that include two principal elements: a mandatory system that permits immediate mobilization of crisis management resources and a crisis management unit that provides effective management throughout the duration of the crisis. This mechanism provides a crisis unit organization that is capable of assessing internal or external impacts, whether technical, social, medical, economic, or affecting reputation. Emphasis is placed upon awareness enhancement and training for crisis management teams, particularly through simulations, and on the development of a culture of exchange and sharing between local teams and their outside contacts.

The so-called “crisis” procedure makes it possible to inform the Group’s senior management if a serious event occurs. This system specifically covers the Water and Waste Services business and operates 24 hours a day, every day of the year. It also provides useful feedback for the improvement of the Group’s crisis management procedures and risk management.

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Enhancement of performance measurement and control systems

In order to direct its environmental policy actions, manage and control environmental risks, and promote communication of our environmental performance to our creditors, in 1999, SUEZ initiated a special reporting system. The system was developed on the basis of work performed conducted with organizations for international dialogue such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). The reporting carried out in 2003 and Group practices in the field contributed to the final development of procedures for collecting and disseminating information on the environment. The Group’s environmental information is also available in a SUEZ Sustainable Development and Activity Report.

Day-to-day environmental management

The environment policy is also designed to promote operational initiatives that respond to the principal challenges of sustainable development, such as climate change, the preservation of natural resources, and control of damaging effects. The Energy and Environment divisions have prepared specific action plans for this purpose.

Climate change

In 2003, greenhouse gas emissions (GGE) for the Group amounted to 79.6 million equivalent tons of CO2, 72.1 million of which was from Energy operations and 7.5 million from Environment operations. SUEZ businesses are contributing to combating climate change on several fronts.

First of all, promoting rational energy use on the basis of optimum utilization of all facilities, and using energy sources with variable carbon content. The range of EGE and EGI facilities enables an energy mix (nuclear, coal, natural gas, combined cycle, renewable sources) to meet national requirements to combat the greenhouse effect, and reflects the cost of the various energy sources given the carbon limit. Moreover, the Energy businesses actively participate in the development and promotion of renewable energies, which in 2003 represented more than the electrical equivalent of 6.3 GW in installed power.

SITA, SUEZ Environment’s Waste Services division, has also initiated a program to control its GGE which covers the various emission sources. The reduction of emissions for its collection operations is achieved by increasing the proportion of green vehicles, i.e., electrical or natural gas propulsion in its total vehicle fleet (69% in 2003 and 2002 versus 44% in 2001), and by optimizing collection routes using information technology. The corollary effect of this initiative is that it reduces fuel consumption and noise pollution. In addition, SITA has initiated a methane collection program as part of its waste reprocessing operations: the gas collected is burned, with less impact on the greenhouse effect, and may result in the production of electrical power if the operation is financially viable. Thus, SITA Power in the United Kingdom is responsible for providing power to 6,000 households through the recycling and recovery of biogas.

The institutional framework governing carbon limitation is provided by the Kyoto Protocol and the European Directive on greenhouse gas emission (GGE) quotas. The number of countries ratifying the Kyoto Protocol continued to increase in 2003 without, however, reaching the threshold required for the protocol to become effective, and this will continue as long as Russia or the United States do not ratify. The European directive adopted in October 2003 established a multilateral market for GGE emissions for the first time, through constricting objectives mandating the reduction of GGE. A tight schedule required the incorporation of the directive into domestic law by December 31, 2003, as well as the adoption of national allocation plans by March 31, 2004. The time deadlines have not and could not be met by all member States. However, these two steps are essential: particularly for the issuance of GGE emission permits to the entities concerned, establishing GGE reporting and monitoring rules, and allocating the quotas for each facility for the first commitment period running from January 1, 2005 through December 31, 2007. Within this framework, all SUEZ operations have made a constant effort to improve awareness of GGE. Computerized annual environmental reporting systems covering CO2 emissions have been established. Beginning in January 2005, European operations covered by the quota directive must report their emissions and have them audited annually.

Institutional monitoring of international, European, and domestic developments should enable SUEZ to be ready for the effective date of the quotas directive on January 1, 2005 and to take advantage of the opportunities that may arise in the GGE market. It is the items which are left to the judgment of member States that will determine the actual impact of the quotas directive on European industry. Thus, the framework established by Europe leaves open questions such as the reduction objective to be achieved, which will be determined in national allocation plans, rules for monitoring emissions, the financial accounting rules for emissions rights, and the legal nature of such rights. Once adopted, the draft directive which amends the quotas directive will determine the limits within which companies will be able to utilize the emission reductions generated abroad in Clean Development Mechanism (CDM) and Joint Implementation (JI) projects in order to meet their GGE reduction objectives.

Principally through its subsidiary Electrabel, SUEZ is carefully following the development of the European emission rights trading market. In 2003, the World Bank’s Prototype Carbon Fund, in which Electrabel has a US$5 million investment, continued to select projects making greenhouse gas emission reductions in developing countries and in Central and Eastern Europe. Contracts to purchase emissions savings will total US$160 million in June 2004, thus concluding the first phase of the fund (marketing and development) with a portfolio of 55 projects. In four years, the fund will have studied 400 projects in order to build this portfolio, which is diversified both in terms of the technologies employed as well as the gases covered and geographic distribution. The experience acquired in the development of projects to combat climate change has been used to enable us to launch our own projects and thereby help identify investment opportunities.

Through the legal entity SUEZ-TRACTEBEL, SUEZ is a member of the International Emission Trading Association (IETA). Participation in this association, like participation in other associations, enables the Group to monitor the potential risks and opportunities afforded by the carbon market.

SUEZ is attentive to the opportunities that may arise within the framework of CDM and JI projects when the expected revenues make it possible to cover the additional costs related to GGE reduction measures. An initial experiment was conducted by VEGA, the Brazilian subsidiary of Suez Environment. VEGA is developing a CDM project based on improvement of discharge gas (methane) management. The project begins operations in 2004. The period during which GGE reductions are expected covers the years 2004 through 2019. The project’s methodology is one of the leading two methodologies in the world approved by the Clean Development Mechanism Executive Board in July 2003. Registration of the project by the Executive Board is expected in 2004.

One of the critical phases in assessing the profitability of CDM or JI projects is establishing the base used to measure emission reductions. Aware of this challenge, Tractebel Engineering has developed expertise and experience and offers considerable know-how in this field to the Group and its customers.

Cumulative experience enhances our ability to respond promptly to future changes in the carbon market. In all situations in which significant investments are required, an assessment of risk factors and the financial impact still presents many uncertainties in terms of, for example, fluctuations in fuel prices, particularly when a carbon limit is introduced, the possibility of being able to benefit from incentive mechanisms to promote renewable sources, the government deadlines required to obtain operating licenses for new facilities, or the market prices adopted in the European emission permit system.

Management and preservation of natural resources

The growing scarcity or deterioration of the quality of water resources in certain countries where the Group operates has also prompted SUEZ to raise awareness of the need for integrated water resources management in its operations. This is an approach that integrates all problems associated with water and waste services (resource preservation, agriculture, regional development) and the resolution of potential conflicts through negotiations with all the principal parties. This gives the Group greater knowledge and, therefore, better control of the related risks, establishes its legitimacy as both a player in water management and a partner of government authorities, and helps the Group to anticipate future trends and markets.

Finally, preservation of natural resources is also achieved by promoting the recycling and reuse of non-hazardous and hazardous industrial waste. The proportion of recycled waste represents 44.6% of the total waste produced (non-hazardous waste, hazardous waste, fly ash, combustion by-products, desulphurization by-products). The Group believes that the reuse of purification sludge (27.3% in 2003) in the form of agricultural fertilizers also constitutes a promising market. Thus, in 2003, the SUEZ Environment Operations and Research Department developed a sludge compostability test that guarantees the quality of the finished products, particularly with respect to spreading conditions.

Group companies carefully monitor the management and control of their various impacts on the environment, as confirmed by SUEZ’s presence on the SAM world sustainable development stock index, the Dow Jones Sustainability Global Index (DJSI World 04) in the second half of 2003, the score received by the Energy business in Europe (Electrabel) in the “Carbon Disclosure Project” in 2003, and the proposed performance levels in the following summary table.

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SUEZ Environmental performance in 2003

INDICATOR DESCRIPTION	2003 Data	Scope of coverage (%Relevant revenues covered)

Environmental policy or commitment statement	80.7% relevant revenues	95

Environmental management program	62.8% relevant revenues	94

Certified environmental management system	42.7% relevant revenues	94

ISO 14001 certified environmental management system	262	94

EMAS certified environmental management system	7	94

Environmental management system certified – ISO 9000 2000 version with environmental section	233	95

Certified environmental management system – Other	82	95

Environmental analyses	55.7% relevant revenues	91

Risk prevention plan	49.6% relevant revenues	93

Crisis management plan	78.6% relevant revenues	93

Companies publishing an environmental report	52.6% relevant revenues	93

Complaints related to the environment	94	95

Judgments related to the environment	22	95

Amount of indemnifications	€ 1,485k	95

Environmental costs – Energy business	€ 173.5m	100

Environmental costs – Environment business	€ 2,114.1m	100

Environmental provisions (refer to Note 15 of the appendix)	€ 4,412.15m	100

Total primary energy consumption – energy production	276,392.6 GWh	100

Electrical consumption – Pumping stations	1,313 GWh	100

Energy consumption – Gas transport	1,322.5 GWh	100

Primary energy consumption – Waste treatment	3,457 GWh	99

Electricity consumption – Waste treatment	866.8 GWh	99

Electricity consumption – Waste water treatment	2,110.7 GWh	86

Electricity consumption – Drinking water supply	1,938.9 GWh	86

Greenhouse gas emissions	79.6 M eq. tons CO2	99

CO2 emissions – Energy production	71.1 M tons	100

CO2 emissions – Gas transport and distribution	0.3 M tons	100

CH4 emissions – Gas transport and distribution	25.3 k tons	100

CO2 emissions – Emissions from industrial landfill sites	4.2 M eq. tons CO2	99

CO2 emissions – Incineration	2.5 M tons	99

CO2 emissions – Vehicles and LNG tankers	0.9 M tons	89

GHG emissions – Waste water treatment	139.1 k eq. tons CO2	86

CO2 emissions prevented – Recycling of materials and energy	13.1 M tons	99

NOx emissions	117,076 tons	100

SO2 emissions	192,339 tons	100

Dust emissions	13,508 tons	69

Installed power – Renewable sources	6.3 GW eq.	100

Vehicle fleet – % “green” vehicles in the fleet	52%	92

Industrial water consumption – Surface water	17.3 Mm3	91

Industrial water consumption – Ground water	6.6 Mm3	91

Industrial water consumption – Public systems	23.4 Mm3	91

Cooling water consumption – Evaporated surface water	436.3 Mm3	100

Cooling water consumption – Ground water	7.8 Mm3	100

Cooling water consumption – Public systems	5.6 Mm3	100

Waste production : NHW	1.9 M tons	90

Waste production : HW	0.2 M tons	90

Waste production : nuclear waste	177.9 m3	100

Waste production : fly ash	3.6 M tons	100

Waste production : combustion waste	2.4 M tons	100

Waste production : desulphurization byproducts	0.2 M tons	100

Sludge production	0.8 M tons	86

Recycled waste (% total production of: HW, fly ash, combustion by-products, and desulphurization byproducts)	44.6%	92

Recycled purification system sludge	27.3%	86

Recycling – Energy recycling (electricity)	1.8 GWh	99

Leachates	461,450 Nb eq hab.	99

Pollutant load removed from waste systems (BOD) [Biological Oxygen Demand]	1,033 k tons per year	86

Technical yield of drinking water transport systems	81%	86

Methodological elements in 2003 environmental reporting

To ensure the transparency and reliability of the data disclosed, SUEZ has made a commitment to a progressive program for verification by its auditors of the quality of the environmental and corporate information publicly disclosed. The first phase, which was carried out in 2002, consisted of a review of the data feedback procedures. In 2003, the work performed allowed the Group to publish a notice regarding environmental and corporate data feedback procedures and certain data. On the basis of the progress objectives adopted and presented in the 2002 Sustainable Development and Activity Report, SUEZ continued to enhance its environmental and corporate reporting system in 2003.

For the Environment business, the year 2003 was marked by the completion of work in the following five areas: definition of the reporting perimeter, formalization of reporting procedures, enhancement of performance indicators, definition of a methodology to calculate environmental costs, and the implementation of a computerized environmental reporting solution.

The procedures for defining the environmental reporting perimeter were defined, particularly to cover the operations of Group companies performed on behalf of third parties. In 2003, the legal entities included in the reporting perimeter are the entities whose operations are relevant in terms of environmental impact (energy trading and financial operations were excluded), and are fully or proportionately consolidated (financial consolidation), for which the Group has operational control of the facilities. The relevant revenues are specific to each management indicator. The coverage of the relevant perimeter for each indicator is specified in the 2003 SUEZ environmental performance summary table.

The year 2003 was also an opportunity to review and deploy environmental data feedback procedures. The manual of environmental data feedback procedures now consists of a standard instruction to be implemented at the appropriate levels of the reporting process. For this purpose, SUEZ has, in all Group operations and entities of significant size, a network of environmental contact persons and coordinators (Environmental Officers) with responsibility for this procedure. These working instructions and procedures describe in detail the phases for the collection, control, consolidation, validation, and transmission of environmental data at the various levels of the organization. The environmental data feedback procedures manual is available on the SUEZ website (www.suez.com).

The list of indicators used to measure the environmental performance of the Group’s businesses was streamlined, while ensuring that the legal information disclosure requirements under the French New Economic Regulations and the law on technological risks were met. Indicator definitions were reviewed, and benefited from comments by the operating managers represented in the dedicated work group. Each indicator was also evaluated to define and formalize the nature of the internal controls to be implemented. These controls are based on studies of variations from one period to another and on studies of consistency and relevance within a business. The 2003 version of the SUEZ environmental reporting guide is available on the SUEZ website at (www.suez.com).

On the basis of the work initiated in 2002 to assess the total environmental costs, SUEZ teams, supported by Tractebel Engineering experts, improved the methodology for calculating the amount of environmental costs. This methodology was developed by determining standard profiles that make it possible to show, for each relevant and representative business, the portion of investments and operating costs related to the environment out of the total amounts expended. For this purpose, meetings were held with operating, accounting, and environmental managers. The cost profiles established in this way were extrapolated for all of the Group’s business and applied to 2003 accounting data.

The yield of the drinking water system consists of the ratio between the volume billed to the client and the volume delivered to the system intake. Because the water volume billed in 2003 was not known at the reporting date (as opposed to the volume delivered to the system), the data used to calculate system yield is the volume of water billed in 2002, corrected by the factor for the change in water volume delivered between 2002 and 2003. The primary energy consumption of the water businesses is not reported in the figures presented.

The process to improve the definitions of environmental performance indicators will continue, particularly for indicators related to relevant sales revenues, water consumption, or waste production.

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Finally, in accordance with the commitments made for 2003, SUEZ worked to improve the internal audit and inspection system by deploying for environmental reporting a tool for the collection, processing, and recovery of the data input by operating entities. CERIS, an environmental reporting solution developed by SUEZ, manages the Environment Officer network, the documentation for the environmental reporting perimeter, the input, control, and consolidation of indicators and, finally, delivery or production of the documentation necessary for data collection, control of data feedback, or the publication of reports. This tool is currently deployed at the Energy entities and also covers the data reported from SUEZ Environment.

4.7	INNOVATION POLICY

The purpose of the SUEZ Innovation strategy is to anticipate the future needs of its clients.

Consequently, in 2003, there were three principal objectives that informed this policy:

•	improve productivity
•	meet the increasingly exacting demand for sustainable development
•	develop new services for municipal and industrial customers.

The Group’s policy in innovation relies on a number of innovative projects or initiatives, primarily in the technical and managerial areas, but also in the commercial segment.

In the technical area, in 2003, SUEZ devoted a total of € 79 million to research and development in Energy and Environment. In 2002 and 2001, the Group spent, respectively, € 126 million (which includes € 27 million for Nalco, a company sold in 2003) and € 130 million (which includes € 30 million for Nalco). These investments were primarily made in technical or expertise centers.

Energy :

In 2003, SUEZ spent € 53 million on research and development (€ 66 million in 2002). In the production and distribution of electricity, efforts were mainly devoted to operating efficiency. In service businesses, our efforts were primarily devoted to rational energy use and to monitoring performance and impacts on health and the environment. A special effort was made by all energy businesses in studying the impact of decentralized production.

Energy has two technical centers :

•	Laborelec (150 employees), based near Brussels, has expertise in electricity and related energy production, distribution, and utilization operations, and advanced capabilities in energy quality control and management.
•	Elyo Cylergie (15 employees), based near Lyons, whose expertise is employed in energy service operations, with an emphasis on monitoring performance commitments and environmental impact management.

Environment :

In 2003, SUEZ spent € 26 million on Research and Development (€ 33 million in 2002, excluding Nalco) in the field of Water and Waste services: most of the efforts were devoted to the objectives of improving the performance of our operations and anticipating environmental and health-related risks. This work covered the whole water cycle (including resource protection, processing and distribution of drinking water, recovery and treatment of waste water, as well as control of these operations) and waste services (collection of household, and hospital waste, hazardous industrial waste, and treatment). A special effort was made to improve the reuse and recycling of waste.

Environment has four technical centers :

•	CIRSEE in Le Pecq (140 employees), based in the Paris region, which works on the entire water cycle. It is particularly advanced in the use of molecular biology technologies to analyze water as well as in the modeling and simulation of water treatment facilities. It also works with the Northumbrian Water Technology Center in Newcastle in the field of system assets. CIRSEE collaborates with numerous universities and is a member of foundations such as AWWARF, WERF, etc.

•	Cerdeg (50 employees), based in the Paris region, is focused on water treatment processes and has many pilot projects. Its particular specialty is the use of membranes and sludge reduction and treatment.
•	Denard (10 employees) based in Richmond in the United States, has special expertise in disinfection, membrane technologies, and rapid decanting.
•	Ondeo IS (15 employees) is a European network dedicated to the industrial market, specializing in its principal markets (petroleum and energy, pharmaceuticals, microelectronics, agribusiness, etc.).

Nalco specializes in water conditioning, and its presence in the Group for several years enabled SUEZ’s technical centers to conduct exchanges in the field of power plant water conditioning, sludge treatment, use of membrane technologies, and Legionella problems. These exchanges further strengthened the level of excellence of the personnel in their respective fields and opened new prospects for Group service contracts.

In 2003, intellectual property was the subject of a major review by the Energy businesses, the conclusions of which will be issued in 2004.

In 2002, SUEZ filed 58 patents, 39 of which were from Nalco. Because each entity has its own patent portfolio, Nalco retained all of the patents pertaining to its business at the time it was sold. In 2003, excluding Nalco, SUEZ entities filed 13 patents.

SUEZ has various tools to promote and manage innovation :

•	Innovation Initiative Trophies reward employees or teams for operational achievements in four categories: technology, sales, management, or interdisciplinary achievements.
The	launch of a new campaign at the end of 2003 resulted in 137 projects, which are currently being reviewed. The Trophies and Grand Prizes will be awarded on June 21, 2004.
•	The Value Creation Label is given to projects that received an Innovation Initiative Trophy four to five years ago and have been particularly successfully implemented.

In 2003, the 1999 and 2000 Trophy recipients were reviewed.

Two “technology” awards were approved :

•	Laborelec Vibration Monitoring System (2000 trophy): this system permits continuous remote data access to better assist operators in interpreting the vibration behavior of turbine systems. The data from Belgian, Dutch, Thai, and Italian power plants is automatically transmitted. This tool has made it possible to extend the service life of turbine shafts and prevent untimely shutdowns of power plants related to breakdowns, which result in very costly non-production.
•	MaxiSource (1999 trophy) is a second-generation product produced by a reformulation of the use of ultrafiltration of drinking water. This reformulation is based on a larger module, with more economical connections and a revised and corrected process. MaxiSource has given Aquasource leadership in the market for large scale membrane clarification-disinfection facilities.

One “management” award was approved :

•	Fiabilis (1999 trophy) is an original methodology that systemizes risk analysis, facilities criticality analysis, and takes into consideration customer needs and requirements, both in the sales phase and during the contract. The summary reports generated by these analyses, as well as the assessment and prioritization of services, offer the customer and the operators a precise vision of the service to be delivered. This methodology, which is initially planned for the French ELYO market, was developed internationally (Great Britain, Spain, Germany, Singapore).

•	The Group’s e-business program, launched in 2002 and designed to promote and optimize the use of Internet technologies in the various businesses and functions. The principal results in 2003 were :
•	a web solution shared at Group level, for the promotion of internal job mobility and control of hiring costs
•	the deployment of web portals, an extranet, and e-accounting solutions (electronic entry of customer invoices) for company customers
•	widespread use of SUEZwebex (more than 2,800 web meetings organized in 2003), which generated savings of at least € 1.1 million in travel costs
•	the deployment of mobile solutions for maintenance technicians in businesses other than energy services.

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4.8. RISK MANAGEMENT

The Group has established an integrated Enterprise Risk Management (ERM) policy that covers all risk management and assessment technologies previously existing in the Group and is designed to provide a complete vision of the risk portfolio, using methodologies and tools that are common to all the divisions and operating departments.

Because it is integrated in the company’s key processes, this ERM architecture is part of the company’s internal audit and control system and will be periodically evaluated by Audit.

To coordinate this new approach for the entire Group, a Chief Risk Officer (CRO) was appointed in January 2003. This position reports directly to the President of the Group and covers both this function as well as Audit and Insurance in particular. A Group Risk Officer was also appointed in January 2004, and a network of Risk Officers is currently being established in the various Group divisions in order to deploy these new tools and methodologies.

4.8.1	INDUSTRIAL RISKS AND RISKS RELATED TO THE ECONOMIC, COMMERCIAL, AND CONTRACTUAL ENVIRONMENT

Emerging Countries Risks

Even though the Group’s operations are concentrated mainly in Europe and North America, which represented 90% of consolidated revenues and 76.4% of capital employed in 2003, the Group operates its businesses in markets worldwide, specifically in emerging countries.

The Group’s operations in those countries present a certain number of potential risks that are higher than in developed countries, specifically volatility in GDP, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by foreign governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments.

The Group manages these risks through partnerships and contractual negotiations specific to each facility.

It makes its decision to establish a presence in emerging countries by applying a selective strategy, which became even more stringent under the measures announced in January 2003 in the Group action plan.

Developments in 2003 for SUEZ Environment in Argentina, the Philippines, and Indonesia are described in Section 4.3.2.

Regulatory and Competitive Risks

•	Many aspects of the Group’s businesses, particularly the generation, transmission, and distribution of electrical power, the transport and distribution of natural gas and liquid natural gas (LNG), water management, nuclear facilities operation and maintenance, and waste collection and treatment are subject to strict regulations on the European, national, and local level (licenses, permits, authorizations, etc.). Regulatory changes may affect the Group’s prices, margins, operations, strategy, and profitability. Even though it is impossible to foresee all regulatory changes, the Group diversifies this risk by operating its principal businesses in different countries which each have their own particular regulatory system,.
•	Most Group businesses are subject to strong competitive pressure from major international operators, and from “niche” companies in certain markets. The deregulation of energy (electricity and gas) markets both in Europe and in the United States has opened the door to new competitors, brought volatility into the market, and shortened contract terms. This competitive pressure could have a significant negative impact on the companies’ sales prices, margins, and market shares, particularly in Belgium. SUEZ’s businesses in Environment (Water and Waste Services) are also subject to strong competitive pressure from both local and international operators, which results in a decrease in sales prices to industrial or municipal customers, or even both.
•

Group businesses are subject to a number of laws and regulations governing environmental protection, health protection, and safety standards. These provisions primarily relate to air quality, water discharges, drinking water quality, the treatment of hazardous and non-hazardous waste, nuclear plant and LNG terminal management, and soil contamination. A change or stricter regulations can lead to additional costs or investments for the Group that it cannot guarantee will be covered by sufficient revenues. As a result of such regulatory changes, the Group may be prompted to close down a business or operation without any assurance that it will be able to offset the cost related to such a shutdown. Furthermore, the operation of its businesses requires obtaining or renewing various permits and licenses from regulatory authorities, which involves a procedure that is often long, unpredictable, and costly. Such permits or licenses may not be granted, or may not be granted in a timely manner, despite substantial expense. Finally, regulations require investments or operating expenses that are paid not only by the Group, but also by its customers, particularly local governments that grant the concessions, particularly due to requirements to bring facilities into compliance. A customer’s failure to meet its obligations, the operator’s reputation may be damaged and its development capacity impaired. The Group endeavors to limit all of these risks, specifically through an active environmental policy (see Section 4.6, Environmental Policy) and an extended insurance program (see Section 4.8.5 Insurance).

Partnership risks

The Group has developed its facilities in partnership with local governments or local private companies.

These partnerships constitute one of the means by which SUEZ shares the economic and financial risk of certain major projects, by limiting its invested capital and enabling it to better adapt to the specific context of local markets. In addition, these partnerships may be imposed by the local regulatory environment. The partial loss of operating control is often the price to be paid for a reduction in invested capital exposure, but this situation is handled contractually on a case by case basis.

However, changes in the project, in the local political and economic context, or even in the financial situation of the partner, may lead to the termination of a partnership if partners exercise options for the purchase or sale of interests, request dissolution of the joint venture, or exercise a preemptive right.

Such situations may also lead the Group to choose to increase its financial commitments in certain projects or, in the event of a conflict with a partner or partners, seek solutions in litigation from arbitration.

Dependency on customers or suppliers

In both Energy and Environment, Group subsidiaries are bound by contracts, particularly with local governments, the performance of which may depend on several customers, or even one customer.

This is the case, for example, with water management contracts or certain electrical power production and sale operations with medium- and long-term purchase agreements (power purchase agreements) or even the operation of non-hazardous waste incinerators.

A customer’s refusal or inability to perform its contractual obligations, particularly with regard to rate adjustments, may compromise the financial balance of contracts and the profitability of the investments the operator may have made. In the event that other parties to a contract fail to perform their obligations, notwithstanding the contractual provisions stipulated for that purpose, complete indemnification cannot always be obtained, which could affect the Group’s revenues and results. The Group is faced with such situations, particularly in Argentina, the Philippines, and Indonesia.

Likewise, Group companies may depend for the management of water treatment plants, thermal power plants, or waste treatment plants, on a small number of suppliers for their supplies of water, non-hazardous waste, various fuels, and equipment.

Any interruption in supplies, any delay in procurement, or any breach of the technical performance warranty of an equipment unit, even if caused by a supplier’s contractual non-performance, will undermine a project’s profitability.

The variety of the Group’s businesses and their geographic location creates a great diversity of situations (the payment terms for customers or, with respect to suppliers, the use or non-use of subcontractors, etc.) and types of customers (industries, local governments, and private parties). The Group believes that there is no relationship with a supplier, customer, or subcontractor which would, if terminated, have vital consequences for the Group.

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4.8.2	MARKET AND FINANCIAL INSTRUMENT RISK

The Group primarily uses financial instruments to manage its exposure to fluctuations in interest rates, currency exchange rates, and commodities prices. With the exception of commodities and energy trading strategies, and certain one-time transactions, these instruments are employed to hedge assets, liabilities, or cash flows.

Commodities risks

In its operations, the Group trades on commodities markets, particularly the markets for gas, electrical power, and various petroleum products, either to obtain supplies in the short and long term, or to optimize and secure its production chain and energy sales.

In the Energy sector, the Group also uses derivatives, either to offer its customers price hedging instruments, or to take positions for its own purposes.

The Group is therefore exposed to changes in the prices of these commodities. It manages that risk by using firm derivatives and options on organized or over-the-counter markets.

The energy trading risk is measured and managed daily, in accordance with the limits and management policy established by management. This assessment is mainly made using the “Value at Risk” (VAR) method, which makes it possible to estimate the maximum amount of risk associated with a given period for holding positions and a given confidence level.

As of December 31, 2003, the “Value at Risk” of the commodities portfolio managed in the trading activity (maximum risk for a 24-hour period with a 95% confidence level) was € 3.2 million. The average daily VAR was € 4.4 million in 2003, versus € 4.6 million in 2002. Lastly, the maximum VAR recorded in 2003 was € 10.1 million, and the minimum VAR € 2.2 million.

Currency risks

Due to the geographic diversification of its businesses, the Group is exposed to currency fluctuation risks. This was the case in 2002, particularly in Argentina and Brazil, and in 2003 with the fall in the US dollar.

The Group’s policy regarding investment in currencies not in the Euro Zone is to partially hedge its exposure through financing in the same currency or currency derivatives. When that is not feasible or is too costly, particularly in certain emerging countries, the Group may use financing in strong currencies to a limited degree, if possible. The currency exchange risk may be reduced through contractual rate adjustment mechanisms, the denomination of contracts in foreign currencies, or an increase in the portion of the costs and expenses incurred in the local currency.

Interest rate risks

To optimize the cost of its debt and/or reduce its rate exposure, the Group uses hedge instruments (interest rate swaps, FRAs, caps and floors) which alter the fixed rate/variable rate structure of its debt.

As of December 31, 2003, approximately 40.2% of the Group’s gross debt was at a variable rate and 59.8% at a fixed rate, after taking into account financial instruments. Because almost all of the Group’s surpluses are invested short term, 99% of the net debt was at a fixed rate as of December 31, 2003, and in the short term that percentage is not sensitive to interest rate variations.

Liquidity risk

The Group’s Central Cash Management Office ensures that it is able to meet its financial obligations. Liquidity is based on maintaining confirmed lines of credit and cash and cash equivalents. The Group diversifies its permanent capital resources through public or private bond issues, under its Euro Medium Term Notes program, and commercial paper in France and the United States.

To optimize cash management, the Group has created dedicated financial vehicles that centralize and reinvest subsidiaries’ cash surpluses with borrower entities. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services) for countries in the Euro Zone, or in Houston, Texas (SUEZ Finance LP) for North America. These vehicles centralize almost all the available surpluses of exclusively controlled companies.

The Group also has confirmed lines of credit adapted to its size and the maturities that it has to meet. Consistent with market practices, the principal credit lines depend on maintaining ratios of net interest charges to the gross operating result, and net debt to equity, net debt to the gross operating result. These credit lines sometimes refer to the ratings given by rating agencies in setting the margins applicable if they are used, but in no instance is their availability subject to those same ratings.

Outstanding short term commercial paper amounted to € 1,563 million as of December 31, 2003. These programs are used to finance the Group’s short term requirements, either structurally or cyclically, because of their attractive cost and liquidity.

All outstanding liabilities are, however, backed by confirmed credit lines, so that the Group can continue to finance itself in the event that access to that source of financing is eliminated.

Loans without recourse or with limited recourse to the Group’s entities are also set up within the financing structure for projects in which the Group wishes to share the specific risks of a project with financial backers. Such loans amounted to € 2,096 million as of the end of the fiscal year, and mainly pertained to Energy and Water projects in America and Asia.

Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group’s counterparties are diversified and selected as a function of the rating given by rating agencies and the Group’s knowledge of them.

In commodities trading, credit limits are also set as a function of the rating of the counterparties. The counterparty risk is, where necessary, limited by obtaining letters of credit, security, or netting agreements.

Risks on securities of unconsolidated listed companies

The Group holds a portfolio of unconsolidated listed shares, the market value of which depends on stock market prices.

Certain portfolio securities have been used to support convertible bond issues, most of which mature in 2004, to enable the Group to benefit from the advantageous conditions of this type of financing. These securities could be sold prior to the maturity of convertible bonds when the bonds were not backed by cash, and hedge instruments were in place (purchase of call options). As of December 31, 2003, the most significant line of listed securities concerned Fortis (88,632,119 shares, or € 1,482.5 million in net book value as of December 31, 2003, 70 million shares of which were earmarked for redemption of a Fortis Convertible Bond guaranteeing a sale price of between € 17 and € 20 per Fortis share).

The portfolio of unconsolidated listed shares is presented in Note 10.1 to the consolidated financial statements. Given the protection provided by the aforementioned Fortis Convertible Bond, a consistent drop of 10% in the price of the companies held would result in an exceptional charge of approximately € 32 million, and a consistent increase of 10% would result in a write-back of provisions of approximately € 41 million.

4.8.3	ENVIRONMENTAL RISKS

Risks associated with the management of facilities

The facilities which the Group owns or manages for third parties, manufacturers or local governments, present risks of damage to the natural environment: air, water, soil, as well as risks to the health of consumers, employees, or subcontractors.

These environmental and health risks are covered by strict and specific national and international regulations, and are subject to regular inspections by government authorities.

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In the performance of its activities, the Group handles, or even generates, hazardous products or byproducts. This is the case with fissile materials, fuels, and certain chemical byproducts of water treatment. In waste management, some of our facilities include industrial waste treatment operations or medical waste operations that may be potentially toxic.

Evolving and changing regulations regarding environmental liabilities represent a contingency in terms of the assessment of risks related to the Group’s past operations. This is particularly the case with closed discharge sites which, even though there was compliance with regulations in force at the time of their operation, may be the source of pollution of the natural environment.

In the waste management field, the gas emissions to be considered are greenhouse gases, gases that promote acidification of the air, noxious gases, and dust. In the water field, the potential atmospheric pollutants are mainly chlorine or gas by-products generated by accidental emission of water treatment by-products. Waste treatment and wastewater purification operations may also cause odor problems.

The European Commission Decision 2000/479/EC, which established an environmental pollutant emission report (EPER), required Member States to report by June 2003 on the status of the emissions they had produced in 2001. The next report will be prepared in June 2006, for emissions produced in 2004.

The potential impact of operations on water present in the natural environment may be the consequence of leachates from poorly controlled discharges, the diffusion of heavy metals in the environment, or aqueous discharges from the smoke treatment systems of incineration facilities. These different emissions may result in pollution of ground water or rivers and streams.

Wastewater purification facilities discharge treated water into the natural environment. They may potentially not meet discharge standards with respect to nitrogen, phosphorus, and organic content.

Certain facilities managed by the Group are not equipped to treat rainwater. In these cases, during periods of rain, all or part of the water collected is discharged into the natural environment without treatment, and therefore may degrade the quality of water used for swimming and recreation or shellfish beds. The operator may not be held liable for such pollution unless it is demonstrated that it failed in the operation of the facilities for which it is responsible.

Soil pollution issues pertain to the storage of hazardous liquids or products or leaks from processes involving hazardous liquids, as well as the storage and spreading of treated sludge.

Various mechanisms control all the above risks. The legislation and contracts that provide the framework for the Group’s operations clarify the sharing of risk management liabilities and financial liabilities. Various inspections by government authorities ensure proper management by the Group or contribute to identifying non-conformities that may present an industrial or environmental risk. For the portion of risk borne by the operator, internal management processes are established at the division level, or at the subsidiary level, to identify such risks, rank their importance, and manage them. In cases of a takeover of sites previously managed by third parties, the Group is protected as far as possible by contractual clauses and due diligence. The risks and costs related to post-operational supervision and monitoring of the discharges managed by the Group are covered by financial guarantees and special provisions (see Section 4.6 Environmental Policy).

Non-compliance with laws and regulations can result in contractual financial penalties or fines. Certain incidents, particularly those that are accidental in nature, are fully or partially covered by insurance policies (see Section 4.8.5 Insurance).

Risks related to climate change

Particularly in the fields of electrical power production and waste treatment and recycling, the Group carries out activities that are covered by national, international, and Community programs to combat climate change established pursuant to implementation of the Kyoto Protocol.

None of the factors for quantification of the impact of the “carbon limit” can be estimated with sufficient precision and accuracy. Because of this fact, quantification of the risk level is presently not possible. This uncertainty should be eliminated when the “carbon market” operating rules are formalized.

The Group works to limit this risk through active monitoring and diversification of its energy portfolio. In the medium term, projections call for an increase in the portion of low carbon content energy sources (natural gas, renewable energy) within the overall energy mix, an increase in the capture of biogases at waste storage sites, including the energy generated by waste incineration as renewable energy.

Risks associated with owning and operating nuclear generation sites

The Group owns and operates two nuclear power generation sites in Belgium, in Doel and Tihange. These sites, which have been in operation since 1975, have never had any incidents which involved specific danger to workers, subcontractors, the population, or the environment. One of the safety indicators for these facilities is the availability rate, which was 88.8% in 2003.

The personnel responsible for operational work at these sites have special certification received after completing a theoretical and practical training program, which includes exercises on a complete simulator of the control room.

Belgian operators exchange experiences and submit to reviews by their peers within the World Association of Nuclear Operators (WANO) in order to maintain the highest level of operating standards. All nuclear sites are ISO 14001 and EMAS certified.

The Group endeavors to limit the volume of low and medium-level radioactive waste generated during operation. Storage and final removal of this waste are placed under the responsibility of the Belgian government agency (National Radioactive Waste and Enriched Fissile Materials Agency). Highly radioactive nuclear fuels are stored at the electrical power generation sites pending a political decision as to whether or not recycling is to be the next step in the fuel cycle. Downstream nuclear fuel treatment costs are included in the original nuclear electrical power generation costs. (See Note 15 to the consolidated financial statements).

Provisions are booked for dismantling the facilities (see Note 15 to the consolidated financial statements). New regulations in Belgium define the rules for funding and controlling the amounts allocated to provisions.

If the Belgian government continues to want to abandon the use of nuclear fuel as an energy source, this decision could negatively impact the operations and financial position of the Group in the medium term.

Risks related to the operation of SEVESO “high threshold” sites

In 2003, within the European Union, the Group operated 6 SEVESO “high threshold” sites, located in France, Belgium, and Germany. As regards the environmental businesses, Teris, SUEZ Environment’s hazardous industrial waste treatment subsidiary, operates the sites at Pont de Claix (chlorine solvent incineration) and Loon-Plage (hazardous industrial waste) in France, and its subsidiary SITA Remediation in Germany operates the Herne plant (hazardous industrial waste treatment). For the Energy businesses, Fluxys and Fluxys LNG (EGE) operate the sites in Zeebrugge (liquefied natural gas terminal), Dudzele (liquefied natural gas storage unit), and Loenhout (underground natural gas storage).

Teris and Fluxys have a major accident prevention policy in force that ensures a high level of protection for the personnel and environment of their facilities. This risk prevention policy is described in Section 4.6 Environmental Policy.

The financial consequences of the civil liability that could potentially be incurred by the operators is covered by the Group’s insurance.

External environmental risks

Due to the facilities and systems that it operates (sludge and wastewater treatment plants, electrical power generation plants, LNG facilities and gas transport systems), the Group faces external risks such as lightning, drought, floods, earthquakes, or landslides that could alter or destroy its facilities as well as result in damage to the environment.

In the Energy and Water segments, to prevent any act of vandalism or terrorism, production and distribution facilities are covered by special plans which are incorporated in the national or local anti-terrorism plans of government authorities.

Temporary pollution or the scarcity of water resources used in the production of drinking water or electrical power generation may force facilities to shut down. This difficulty is avoided by the use of alternative water resources, where they exist, as well as appropriate planning.

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4.8.4.	LEGAL RISKS

Competition and combinations

Energy

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, comprised of vertical integrations, have been examined by the Belgian competition authorities and were approved subject to certain commitments by Electrabel, and for the supply of Gas, Distrigaz (subsidiary of SUEZ-TRACTEBEL SA), with the main purpose of improving the liquidity of wholesale markets, as well as facilitating entry into the Belgian market for competitor suppliers.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiary companies of CGE and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

The Paris Court of Appeal (on February 18, 2003) confirmed this decision and emphasized that the Minister should determine the actions to be taken, both in terms of their principle and application.

Prior to stating his position on this matter, the Minister appears to be waiting for the outcome of the appeal lodged by CGE before the Court of Cassation.

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries.

Provisions are established for said litigation and arbitration when there is a (legal, contractual or implicit) obligation to a third party, which will probably result in an expenditure of funds on the date of the decision, without a payment expected from the third party, and the amount of said expenditure of funds can be estimated with sufficient accuracy. The total amount of provisions established as of December 31, 2003 amounted to € 442.1 million, which were for litigation, claims, and tax risks.

The offices of the Belgian Special Tax Inspection Department are claiming from Tractebel the amount of € 157 million and have indicated their intention to claim an additional amount of € 31 million for its investments in Kazakhstan. Tractebel has filed an administrative law appeal against those claims. The company continues to believe, based on the opinion of its legal counsel, that the aforementioned claims are without merit.

In addition, guarantees may have been granted at the time of sales, and such guarantees may have been the subject of appeals by buyers. The Group believes that several of these claims are without merit, and all legal means are being employed to defend against them (see notes 20.3 to the consolidated financial statements).

In Argentina, although the macro-economic environment has stabilized, it continues to suffer from the peso devaluation. Negotiations between the water concession holders and the concession granting authorities have neither resulted in the implementation of rate increases nor defined new guidelines to permanently restore a financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows. An interim agreement relating solely to the year 2004 and laying down the main principles for renegotiating the Buenos Aires concession contract is currently underway. When it will have been signed, similar interim agreements could also be signed for the Santa Fe and Cordoba concessions. Pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in April 2003 before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedure would seek an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the devaluation’s onset. The arbitration tribunal was recently set up, but the proceedings have not formally begun. At the same time, discussions with multilateral organizations (BID, IFC) have been held regularly since the beginning of the crisis in 2002, in order to determine a debt restructuring plan that would reduce the debt servicing requirements of concession holders as part of a global renegotiation of the concession contracts. The multilateral organizations are regularly informed of the progress of negotiations with the Argentine government.

In Jakarta, negotiations were held with the concession-granting authority and resulted in authorization to increase prices significantly. These increases are currently being contested by consumer associations. Legal proceedings are currently underway at the appeal stage before the Indonesian courts. Uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded in 2002 to cover all of the Group’s commitments were maintained in 2003.

In Manila, the attempt to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Three legal disputes are currently pending against the company and relate to: 1) the discharge of untreated waste water, 2) the invoicing process, and 3) the price increase obtained in December 2003. The Group’s financial statements have adequate provisions to cover the risks relating to pending disputes.

To the company’s knowledge, there is no other litigation or arbitration that has the potential to have, or that has had in the recent past, a significant impact on the financial situation, the results, the operations, and the assets of the company and the Group.

Special tax provisions

In France, public utility companies are authorized to deduct from tax-exempt profits provisions for facility replacement and so-called “obsolescence” depreciation. Facility replacement provisions give a company the necessary funds to finance a project on its projected overhaul or replacement date. The purpose of obsolescence depreciation is to enable these companies to reconstitute the necessary capital to finance the investments they have made to operate a public utility.

Unowned assets

In France and abroad, and in the majority of concession or similar agreements, the assets necessary to operate the public utilities operated by the private companies holding the concession, in all instances belong to the concession granting authority, even if they are financed by the licensee. These assets are recorded on the balance sheet on a special line “Tangible Fixed Assets—Concession.”

4.8.5	INSURANCE

The Insurance Department relies on the “SWIN” network (SUEZ Worldwide Insurance Network), which operates as an expertise center for the branches and head office in this specialized field in which the pooling of experience contributes to improved effectiveness and cost reduction.

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The policy of prevention and transfer of hazardous risks to the insurance market, as conducted by SUEZ, has a threefold objective: safety of operations, increased awareness in the business divisions, and optimized financing.

Safety of operations proceeds from a realistic prevention policy designed to reduce the frequency risks and medium severity risks, such as traffic accidents and work accidents. Evolution in practices and the results achieved are part of the responsibilities assigned to members of the “Safety Management” group, which reports directly to the Group Executive Committee
Increased awareness of risks is provided through the structuring of insurance programs by type of business. This classification – within a diversified group – enables the apprehension of risk families that are homogeneous in nature. The implementation of these programs rely on dedicated teams at the business division level, their actions are extended by the operational networks
The financing of hazardous risks is optimized mainly through self-insurance programs, either directly by applying deductibles and retentions, or indirectly, through captive mechanisms. Those retention techniques of financial liability applicable to low (or medium range) risks are now favored within the Group and are in compliance with the requirements of the OPTIMAX Plan.

The transfer of catastrophic risks to the insurance market continues to be operated as often as possible by developing transversal programs in areas considered to be strategic, such as Third Party Liability.

THIRD PARTY LIABILITY COVERAGES

The approach adopted by SUEZ – through its risk transfer policy – must also take into account constraints imposed by the insurance market and the reinsurance market in particular.

Nevertheless, despite a general trend toward a contraction in suppliers and available capacity, in 2003, the Group managed to maintain the capacity level that it had reached in 2002.

The third party liability insurance subscribed by SUEZ basically falls into the following classifications:

GENERAL LIABILITY

In excess of the underlying primary layers subscribed by each business division, the Group has set up a worldwide insurance program that offers a total capacity of €500 million, all losses combined (subject to certain exclusions and coverage sub-limits imposed by the market).

It was necessary to adjust the scope of this program to the SUEZ’s new configuration during the fiscal year 2003, in order to take into account the asset sales carried out under the January 2003 action plan. Special mechanisms were established in each instance to match the period of insurance and the provisions of the Purchase Agreements.

Negotiations with insurers regarding these particular adjustments were significantly difficult because of the constraints imposed by the new French legislation in force since November 2, 2003 regarding the occurrence reported period mechanism.

“MARINE” INSURANCE

The SUEZ’s worldwide “General” Liability program is placed on the “ non-marine” market, which scope excludes specific branches of insurance such as marine risks, which are covered on specialized markets.

However, a significant proportion of the businesses in which the Group operates, particularly in the energy field, require ships to transport liquefied natural gas (LNG) and sometimes coal.

Appropriate coverage for potential marine liability as a charterer or ship owner is contracted with P&I Clubs.

“NUCLEAR” INSURANCE

As an operator of nuclear plants at the Doel and Tihange sites, Electrabel’s nuclear liability is governed by the Paris and Brussels conventions that has set up a unique system that differs from Common Law. It is aimed at ensuring victim compensation and creating solidarity among European countries.

The operator whose facility is at the origin of a nuclear accident is solely liable. In order to balance this strict liability principle, the total amount of indemnification for each nuclear accident is capped per occurrence and limited by a 10-year statute of limitations. The States members of the conventions have established a complementary compensation mechanism for amounts beyond the cap.

The Belgian law ratifying these conventions requires the operator to subscribe a third party liability insurance. The insurance program subscribed by Electrabel meets this requirement.

ENVIRONMENTAL DAMAGE RISK INSURANCE

The Group is covered for environmental damage risks under its worldwide Liability Insurance program.

These risks are, however, subject to special treatment due to conditions imposed by international reinsurance, which generally limits its coverage to sudden and accidental damage.

As an exception to this principle, the Environment business division uses coverages from a specialized pool under a reinsurance scheme. This pool has a structure which capacities are limited in amount and in geographical scope, but provides coverage extensions for items such as decontamination costs and coverage of events of slow and gradual origin.

Waste management operations in the USA and Canada, however, face very restrictive coverage conditions due to the scarcity of available capacity on the market. In other countries, such as in Eastern Europe, it is often impossible to buy this type of coverage.

COVERAGE FOR PROPERTY DAMAGE AND BUSINESS INTERRUPTION

The SUEZ assets are protected under the generally accepted principles of property damage and business interruption insurance. This insurance covers property that the Group owns, leases or holds (particularly under concession contracts). As a general rule, however, covered assets do not include underground networks, except in certain countries and up to certain limits.

Business Interruption insurance is subscribed on a one-time basis as a function of each risk analysis performed at the relevant level (which may be the production unit itself or all units belonging to the same business division located in the same geographic area).

The Environment businesses division favors covering its assets with a structure consisting of two successive layers, one covering sites of average size, and another which capacity is dedicated to the largest operating sites. The total capacity of the coverage is € 200 million.

The Energy businesses division, whose power plants constitute a major asset, have favored a regional approach that benefits from the capacities available on markets specialized by type of equipment. Besides conventional fire and explosion coverage, power plants can subscribe a coverage extension for risks such as machinery breakdown when the type of equipment operated (e.g. gas turbines, boilers, etc.) is prone to such risk.

The nuclear power plants operated by Electrabel are covered in direct damage through the American mutual insurance company, Nuclear Electric Insurance Limited (NEIL).

EMPLOYEE BENEFITS

In accordance with legislation currently in force and with company agreements, programs for personnel accident and health insurance are established within the operating entities.

These programs may either be financed through retention based on the capacity of the company or transferred to the insurance market.

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CHAPTER 5

MANAGEMENT REPORT AND FINANCIAL STATEMENTS

BUSINESS REPORT

The 2003-2004 Action Plan, the objective of which is the improvement of the Group’s financial soundness and profitability was implemented in January 2003 with the following priorities:

• Debt reduction and streamlining of the organization. Based on a review of Group assets in terms of their strategic interest, profitability, ability to generate free cash flows and inherent risks, a divestment program has enabled SUEZ to reduce net debt (from € 26 billion at the end of 2002 to € 15 billion as of December 31, 2003) and refocus on Energy and Environment. The program continued in early 2004 with the stock market sale of 29% of M6 and the signing of a memorandum of understanding for the sale of Noos, thus signaling the withdrawal of SUEZ from Communication activities.

In 2003, the program has reduced debt by 42% and capital employed by 37%, without impacting the strategic core business and growth potential of the Group (slight decline in revenues of -2.8% and sustained organic growth of 6.1% of turnover).

• Cost reduction focusing on business segment profitability. The Optimax plan was launched Group wide to:

Improve operating performance (review insufficiently profitable contracts, reduce operating costs, optimize purchases, reduce general expenses and overheads);

optimize capital employed (reduce investments and working capital requirements).

• Reduction of risk exposure to emerging countries. In 2 years, SUEZ has reduced the capital employed in emerging countries from € 10 billion to € 6.2 billion and has withdrawn from contracts (particularly Puerto Rico) whose terms and conditions did not meet profitability expectations . SUEZ has also reduced its exposure in Thailand and Chile by restructuring the financing of its subsidiaries.

The cost of implementing the Action Plan translates into an exceptional loss (€ -2.8 billion), due to capital losses on disposals (mainly Nalco and Northumbrian), write-downs, particularly following the decision to accelerate the disposal of the remaining Communication assets, and restructuring costs. The capital gain associated with the M6 disposal (€ 750 million) will be taken to 2004 income.

The Action Plan refocused the Group on operating performance and produced the following results in 2003:

The Optimax measures had an impact of € 449 million on gross operating income (GOI) compared to 2002 and € 585 million on operating income. The performance indicators were thus sustained, with organic growth of 4.9% in GOI, despite a weak European economy.

Fiscal 2003 was marked by a € 769 million reduction in working capital requirements, while net tangible investments declined by 12% (€ 2.6 billion in 2003 compared to € 2.9 billion in 2002 excluding Nalco and Northumbrian).

1. REVENUE TRENDS

Gross change	Organic growth(1)		2003 In millions of €	2002 In millions of €(2)

9.9%	7.3%	Energy	26,635	24,242

-5.9%	3.7%	Environment	12,310	13,078

5.2%	6.3%	Other	678	644

4.4%	6.1%	TOTAL excl. Nalco	39,622	37,965

		Nalco (3)		2,819

-2.8%	6.1%	GROUP TOTAL	39,622	40,784

(1)	Excluding the effect of acquisitions and disposals, exchange rate variations and energy trading, gas price variations and Puerto Rico. Including Puerto Rico (the removal of which was announced on January 13, 2004), organic growth would have been up 6.8%.
(2)	Published in 2002, after netting energy trading purchases and sales in the amount of € 5,306 million.
(3)	Nalco was sold on November 4, 2003. The company was consolidated under the equity method from January 1, 2003 to the date of disposal and no longer contributes to consolidated revenues for fiscal 2003.

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Group revenues amounted to € 39.6 billion and € 40.8 billion in 2003 and 2002, respectively.

The satisfactory level of organic revenue growth within the new redefined Group structure as part of the Action Plan, paved the way for a nearly stable revenue figure (-2.8%), despite the impact of disposals and unfavorable exchange rate movements.

•	Impact of acquisitions and disposals (€ -2,806 million): These mainly include the disposals of Nalco (€ -2,819 million), Northumbrian (€ -798 million) and Cespa (€ -134 million) partially offset by the consolidation of Acea Electrabel SpA and Tirrenopower in Italy and Polaniec in Poland (€ +723 million for the 3 entities), and by the consequences of the Belgium deregulation: particularly the separation of transport activities, ELIA, the creation of Electrabel Customer Solutions and the dissolution of the Electrabel joint venture with SPE (€ +503 million overall).

•	Foreign exchange impacts (€ -1,123 million): mainly involving the US dollar (€-510 million), the Brazilian real (€ -195 million) and the pound sterling (€ -111 million).

•	Gas price impact (€ +375 million).

Organic revenue growth therefore stood at +6.1%

This growth stems from Energy (+7.3%) and Environment (+3.7%). In Energy, growth is exceptionally strong at EGI, due to the start of operations of five new power stations (€ +480 million) and the increase in LNG sales in the United States (€ +426 million). At EGE, growth is principally attributable to the optimization of both production assets and the contracts portfolio (€ +250 million) and increases in gas and electricity sales outside of Belgium (€ +267 million). Environment growth is mainly due to the Water activity in Europe, which contributed € +312 million.

Revenue breakdown by geographical area

Group revenues relate primarily to Europe and North America (90% of the total), with Europe alone accounting for 80%.

In millions of €	2003	In %	2002	In %	Change in %

France	9,751	24.6%	9,542	23.4%	2.2%

Belgium	11,473	29.0%	10,515	25.8%	9.1%

France and Belgium subtotal	21,223	53.6%	20,057	49.2%	5.8%

Other European Union countries	9,006	22.7%	10,146	24.9%	-11.2%

Other European countries	1,378	3.5%	1,020	2.5%	35.0%

Europe subtotal	31,606	79.8%	31,223	76.6%	1.2%

North America	3,885	9.8%	4,660	11.4%	-16.6%

Europe and North America subtotal	35,492	89.6%	35,883	88.0%	-1.1%

South America	1,702	4.3%	2,098	5.1%	-18.9%

Asia and Oceania	1,867	4.7%	2,109	5.2%	-11.5%

Africa	561	1.4%	694	1.7%	-19.2%

South America, Asia & Oceania and Africa subtotal	4,130	10.4%	4,901	12.0%	-15.7%

TOTAL	39,622	100.0%	40,784	100.0%	-2.8%

Growth was sustained in France and Belgium, which now represent more than 50% of total revenues as a result of growth in all Group activities. Revenues in Other European Union countries declined, as a result of the Northumbrian and Nalco disposals, despite the consolidation of Acea Electrabel and Tirrenopower. The sharp decrease in North America, South America, Asia /Middle East and Oceania is primarily due to the Nalco disposal and exchange rate fluctuations in the €/$ exchange rate.

2. BUSINESS TRENDS

2.1. ENERGY

	2003				2002

In millions of €	Revenues	2003/2002 change in revenues	GOI	Margin	Revenues	GOI	Margin

EGE	12,752	16.5%	2,370	18.6%	10,948	2,375	21.7%

EGI	4,491	20.3%	1,124	25.0%	3,732	1,203	32.2%

EIS	9,392	-1.8%	506.5	5.4%	9,562	547	5.7%

Energy Total	26,635	9.9%	4,001	15.0%	24,242	4,125	17.0%

Energy revenues rose 9.9% during the year and 7.3% excluding foreign exchange fluctuations (€ -697 million, affecting mainly EGI for the US dollar and Brazilian real), changes in Group structure (€ +1,026 million, primarily affecting EGE as a result of the consolidation of Polaniec, Acea and Tirrenopower, as well as the creation of Electrabel Customer Solutions) and gas price variations (€ +375 million, including € +163 million for EGE, € +185 million for EGI and € +27 million for EIS).

Energy GOI for 2003 declined slightly (€ -124 million, or -3%) compared to 2002 due to unfavorable foreign exchange fluctuations (€ -226 million) and changes in Group structure (€ -196 million: the impacts of the newly consolidated entities did not offset the impact of the equity accounting for Elia, the Belgian power transmission network). On a comparable basis, GOI increased 8.3%, driven by the organic growth of EGE (7.6%) and EGI (+19%), despite the non-recurring 2002 billings related to Tractebel Energia for the rationing period), which largely offsets the sluggishness of installation activities.

Changes in Group structure and foreign exchange fluctuations, the impact of a higher gas price on sales and the effect of Brazilian rationing explain the change in the margin rate (15% in 2003 compared to 17% in 2002). Excluding changes in Group structure and foreign exchange fluctuations, the Energy margin rate is 15.7%, up 0.15 points compared to 2002.

Electricity & Gas Europe (EGE):

Electricity & Gas Europe sales increased 16.5% in 2003. On a comparable basis, revenues rose by € +426 million, representing organic growth of +4.0%.

Electricity

•	In Belgium, sales to all captive and deregulated customers decreased slightly, as the second half of 2003 was marked by further deregulation as a result of the opening of the market in Flanders.

•	Outside of Belgium, electricity sales increased by € +810 million, of which € +147 million related to organic growth. In 2003, these sales represent approximately 40% of the total EGE electricity sales volume compared to 31% in 2002.

Gas

•	Electrabel and Distrigaz gas sales to Belgian distributors decreased slightly subsequent to deregulation in Flanders during the 2nd half of 2003. This followed the favorable impacts of a harsh winter in the first quarter.

•	Exports outside of Belgium rose sharply (€ +120 million), resulting from a combination of non-recurring sales in Spain and new supply contracts in France.

Sales of electricity, gas and other fuels made in connection with the optimization of both production assets and the contracts portfolio amounted to € 1,495 million, an increase of € 250 million, mainly related to gas sales.

EGE’s GOI stood at € 2,370 million, stable when compared to 2002 (€ +2,375 million). Excluding changes in Group structure (equity accounting of Elia beginning October 2002, partially offset by the new contributions of Acea, Tirrenopower and Polaniec), GOI rose sharply by 7.6% (€ +160 million) compared to June 2002, bolstered by the performance of Distrigaz (favorable weather conditions in the first half of 2003, LNG export sales, waiver of the application of previous CCEG measures) and the Optimax measures (reduction of payroll and costs related to information systems, outsourcing of maintenance services), which offset the impact of rate reductions determined by the Belgian regulator for Electrabel (€ -100 million), Elia and Fluxys.

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The EGE margin rate stood at 18.6%, compared to 21.7% in 2002. On a comparable basis (in particular excluding the accounting for Elia under the equity method) and excluding the impact of gas price variations on sales, the margin rates stood at 20.4% in 2003 and 19.7% in 2002, the increase being driven by the performance of the gas activity.

Electricity & Gas International (EGI):

Electricity & Gas International revenues increased by +39.7% (€ +1,269 million) on a constant Group structure, exchange rate and gas price basis.

The exceptional growth is explained primarily by the commissioning of new power stations in 2002 and 2003 and the pursuit of LNG development.

The 2003 growth primarily stems from:

North America (€ +983 million) with

•	Sales growth for Tractebel LNG North America (€ +426 million or +68% in volume) thanks in particular to the doubling of gas vaporization capacity at the Everett terminal and increased transport capacity,

•	Start-up of four new power stations (€ +332 million): Red Hills (440MW) in Mississippi, Ennis (350MW) in Texas, Monterrey (245MW) in Mexico and Chehalis (520MW) in the state of Washington,

•	Commercial success of direct energy sales to industrial and tertiary customers through the start-up of Tractebel Energy Services Inc. (TESI: € +144 million),

•	Impact of a harsh 2002-2003 winter for Trigen (€ +30 million).

Asia, with the start up of the Bowin power station (740MW) in Thailand (€ +148 million) at the end of January 2003;

The LNG activity outside of North America (€ +132 million).

Latin America revenues were virtually stable (€ -30 million), the non-recurrence of the rationing indemnity recorded in Brazil in 2002 was largely offset by contractual price adjustments and the signing of new bilateral contracts with distributors and industrial customers as part of the deregulation of the Brazilian energy market.

Electricity & Gas International GOI stood at € 1,124 million, compared to € 1,203 million in 2002, down 6.6% due to currency fluctuations against the euro (€ -222 million, including €-105 million for the US dollar and € -79 million for the Brazilian real). Excluding Group structure and foreign exchange impacts, GOI increased by €179 million, or +19%. This performance was achieved despite the non-recurrence of rationing in Brazil in 2002 (decrease of € 97 million). This organic growth results from the start up of new power stations in the United States, Mexico, Thailand and Brazil (combined impact of approximately € +79 million), trading activities now dedicated solely to the optimization of production assets (€ +21 million), development of the LNG activities of TLNG North America and Tractebel Ltd London (€ +61 million), one-time generated revenues in the Middle-East (€ 31 million), the renegotiation of initial contracts at more advantageous rates and the reduction of operating costs in Brazil (€ +63 million excluding rationing).

A comparison of EGI margin rates (25% in 2003 compared to 32.2 % in 2002) is influenced by the “pass-through” impact of the gas price, Group structure and foreign exchange impacts. On a comparable basis, margin rates stood at 25.1% and 29.5% respectively for 2003 and 2002. The decrease is essentially due to the development of less capital-intensive activities (TESI retail activity in the United States) with structurally lower margin rates, development of the LNG activity as well as unfavorable conditions currently faced by merchant plants operating in the United States. The decrease in the Brazil margin, due to the non-recurrence of the benefit resulting from the 2002 rationing, was entirely offset by higher margins on bilateral contracts.

Energy and Industry Services (EIS):

EIS activities were stable in 2003 (down -0.1%, or € -6 million from 2002), attributable to growth in service activities (organic growth of 4.2% for Elyo) and a slight decline in installation activities subsequent to client postponements of investment projects, particularly in the Netherlands and Belgium.

GOI of EIS was down sharply (gross change of -7.4%, -7.7% or € -41 million excluding the gas price impact and on a constant Group structure and foreign exchange basis) under the contrasting impact of an economic slow-down for Fabricom (€ -80 million, particularly in Belgium and for GTI in the Netherlands and Inéo in France), which initiated vigorous cost-cutting measures (closing of the Axima Winterthur head office and restructuring of GTI), the strong performance of Elyo (€ +7 million) and the increased contribution of engineering activities (€ +31 million).

The Fabricom difficulties influenced the EIS margin rate, which declined from 5.7% in 2002 to 5.4% in 2003.

2.2. ENVIRONMENT

	2003				2002

In millions of €	Revenues	2003/2002 change in revenues	GOI	Margin	Revenues	GOI	Margin

SUEZ Environment (SE, formerly SELS)	12,142	-6.2%	1,950	16.1%	12,939	2,380	18.4%

SEIS (Nalco)	168	N/S	7	N/S	2,959	536	18.1%

ENVIRONMENT TOTAL	12,310	N/S	1,957	15.9%	15,897	2,916	18.3%

SUEZ Environment (formerly SELS):

SUEZ Environment generated revenues of € 12.1 billion in 2003, down -6.2% from 2002 because of changes in Group structure (€ -1,011 million, due to the partial sale of Northumbrian, the remaining 25% interest of which is accounted for under the equity method as of January 1, 2003, and the sale of Cespa in the last quarter), and foreign exchange fluctuations (€ -425 million, including € -162 million on the US dollar, € -74 million on the pound sterling and € -105 million on South American currencies . This was offset by sustained organic growth (1), which was up +3.5%, or € +391 million, mainly because of the performance of:

Water in Europe (+9.2%, or € +312 million), and particularly in France (+7.1%) due to satisfactory commercial performance (new industrial contracts, riders related to lead regulation) and hot summer weather conditions;

Waste Services in France (organic growth up +3.3% resulting from an increase in rates combined with a favorable volume trend ) offsetting the termination of low margin contracts in certain European countries, namely the United Kingdom and Germany and lower volumes resulting from a sluggish economy;

International activity, mainly in Latin America (€ +56 million), stemming in particular from growth in Chile and Brazil;

Growth of +3.1% for Degrémont, with a slight drop at the year-end, when the major Fujairah and Gabal contracts entered the construction phase.

SUEZ Environment GOI declined by € 430 million in 2003 compared to the previous year because of the Northumbrian and Cespa sales (€ -385 million), less favorable exchange rates (€ -106 million, including € -33 million on the US dollar, € -24 million on the Chilean peso and € -13 million on the pound sterling). Excluding Puerto Rico(1), changes in Group structure and foreign exchange impacts, GOI was up € +72 million, or +3.8%. This stems from both the solid performance of Water and Waste Services in France (GOI up by € 47 million), the reduction of head office costs (€ 40 million), and higher GOI from international operations (higher rates obtained in Chile, activity growth in Morocco) offset by a decline in GOI at Degrémont (major international contracts entering the construction phase and one-time difficulties in Great Britain) and in Water and Waste Services in the US and Waste Services in Germany (decrease in non-hazardous industrial waste activities).

Removals from Group structure (Northumbrian, a particularly capital-intensive company, as demonstrated by a GOI / revenue margin that exceeded the SUEZ Environment division average) and foreign exchange impacts have significantly modified the SUEZ Environment margin rate. On a comparable basis and excluding Puerto Rico, the margin rate stood at 17.2% and 17.1% for 2003 and 2002 respectively. The 0.1 point increase in the margin rate is due to the efforts made in connection with the Optimax plan (reduction of operating costs and renegotiation of loss-making contracts).

(1)	On a comparable basis excluding Puerto Rico. With Puerto Rico, (the removal of which was announced on January 13, 2004) SUEZ Environnement revenue organic growth would have been +5.7% and GOI would have been +3.5%.

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SUEZ Environment Industrial Services (SEIS):

SEIS revenue was affected by Group structure changes related to the disposal of Nalco (€ -2,819 million). Ondeo Industrial Solutions, now the sole contributor to this segment, posted organic growth of +19.1%, due to the signing of significant contracts in 2003.

The GOI of this segment is not significant (low contribution of Nalco, accounted for under the equity method from January 1 to October 31, 2003, and the marked growth in OIS activity).

2.3. OTHER

	2003			2002

In millions of €	Revenues	Change in %	GOI	Revenues	GOI

Communication, Capital Investment and Other	678	5.2%	53	644	213

The Communication activity is the sole contributor to revenues of this segment. These revenues were mainly realized by Métropole Télévision (M6) and Noos, proportionally consolidated at 34.6% and 50.1%, respectively, as of December 31, 2003.

Communication revenues rose by +5.2% (€ +33 million), and +6.3% excluding changes in Group structure, due to the solid performance of M6 in particular.

The	segment’s GOI comprises:

•	lncrease in GOI for the Communication subsidiaries (€ -43 million), particularly because of the cost-cutting efforts at Noos

•	and the €118 million decrease in dividends on listed securities (primarily Fortis, Axa, and Total), following the disposal program and the non-recurring disposal proceeds received in 2002 by SI Finance (capital development) for €51 million.

2.4. GROUP TOTAL

Overall, Group GOI stood at € 6,011 million, compared to € 7,254 million in 2002 (-17.1%). On a comparable basis (excluding changes in Group structure and foreign exchange impacts), organic GOI growth totaled € 275 million in 2003 (+ 4.9%, to be compared with organic revenue growth of 6.1% in the same year).

This growth is primarily attributable to cost-cutting efforts related to the Optimax plan (€ 449 million in savings compared to 2002), offsetting the negative impacts of rate regulation for Energy in Belgium, a stagnant economy (particularly affecting installation activities in Northern Europe) and the non-recurring 2002 income in Brazil.

3. OTHER INCOME STATEMENT ITEMS:

Gross operating income can be reconciled as follows with operating income:

In millions of €	2003	2002

GROSS OPERATING INCOME	6,011	7,254

Depreciation, amortization and provisions	(2,522)	(3,071)

Net income (loss) of companies accounted for under the equity method	(166)	(51)

Financial items not related to net debt	(91)	(359)

Other adjustments	(27)	(65)

OPERATING INCOME	3,205	3,708

Depreciation, amortization and provisions declined (€-549 million or -18%) because of the combined impact of the sale of Northumbrian and Nalco (total depreciation charges of € 358 million in 2002), the progressive decrease of depreciation charges for the Belgian nuclear facilities, for which the useful life was extended to 40 years in 2003, and a favorable foreign exchange impact for North and South American power stations, which was partially offset by charges for newly commissioned power stations (primarily in the US and Asia).

Operating income stood at € 3,205 million in 2003 compared to € 3,708 million in 2002, a decrease of € 503 million due to the lost contributions of Northumbrian and Nalco (respectively € 270 million and € 343 million in 2002), and Elia (€ 149 million until it was accounted for under the equity method in October 2002) and the exchange rate fluctuations mentioned at the GOI level. These negative impacts were partially offset by organic growth (GOI) mainly resulting from the implementation of the Optimax cost-cutting program.

Net financial loss amounted to € -880 million compared to € -976 million in 2002, a 9.9% improvement (€ +96 million) despite a € -145 million decrease in dividends from non-consolidated companies following the sales of Fortis, Total, Axa, Iberdrola and Scottish Power shares in the second half of 2002 and the beginning of 2003. The improvement results from lower net financial expenses (€ -288 million) arising from the significant reduction in net debt (average weighted indebtedness decreased by € 5.7 billion compared to 2002), resulting from the disposals program.

Net exceptional loss impact amounted to € -2,758 million, compared to € -1,784 million in fiscal 2002 during which the impact of crises in emerging countries was recognized (South America, Indonesia and the Philippines) and significant write-downs for the listed securities portfolio.

The exceptional losses for 2003 mainly comprise:

•	Capital losses recognized on the disposals of Nalco (€ 752 million), Northumbrian (€ 360 million) and the residual portfolio of listed securities portfolio (€ 54 million), partially offset by the disposal of Cespa (Waste Services subsidiary in Spain) which generated a capital gain of € 226 million;

•	Write-down provisions recorded as part of the Communication disposals program (€ 904 million, of which € 754 million for Noos and € 150 million for LDCom) and for the projected withdrawal from certain activities (€ 120 million).

•	Impairments for certain operating subsidiaries, the development potential of which has been revised (€ 400 million, primarily for Water in the United States and Waste Services in Germany, where the disappointing commercial outlook resulted in adjusted mid-term plans).

•	Restructuring costs (€ 198 million), essentially as part of the Optimax plan and for the termination of loss-making contracts (€ 73 million).

Income Tax Charge is € 721 million in 2003 compared to € 657 million in 2002, despite the de-consolidation of Northumbrian and Nalco, which contributed € 143 million in 2002. In 2003, the effective tax rate on current income was 29% compared to 26.4% in 2002, due to the existence of non-deductible losses in certain countries (France and the Netherlands in particular). The exceptional loss benefits only marginally from tax deductibility (non-deductible capital losses or write-downs and non-recognition of deferred tax assets in a loss-making period).

The share in income of companies accounted for under the equity method increased from € 51 million in 2002 to € 166 million in 2003 because of the equity accounting of Elia over a full year as opposed to three months in 2002 (an impact of € +31 million), one-time revenues related to the commissioning of a power station in the Middle-East (€ +34 million), and the non-recurrence of losses recognized in 2002 by the Argentine subsidiaries (impact of € +31 million). Northumbrian (for the 25% retained) and Nalco (accounted for under the equity method from January 1 to the date of sale, October 31, 2003) did not contribute significantly to the item due to the financial expenses borne by Northumbrian following releverage by the purchasers and restructuring costs borne by Nalco in preparation for the change in ownership.

Goodwill amortization amounted to € 267 million in 2003, compared to € 383 million in 2002. The decrease resulted from the equity accounting of Nalco in 2003. Nalco had contributed € 111 million to the item in 2002.

The net loss stood at € -1,255 million in 2003, compared to € -40 million in 2002.

The minority interest share amounted to € 910 million in 2003, compared to € 822 million in 2002. This is primarily due to the non recurrence of reported losses reported by the South American subsidiaries in 2002 on the one hand and the Elia capital gain recorded by Electrabel in 2002 on the other hand, as well as income growth for Distrigaz in 2003.

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The Group share of net income stood at € -2,165 million in 2003, compared to € -862 million in 2002, and breaks down as follows:

•	Net current income, Group share, of the businesses for € 1,085 million, slightly down in comparison with 2002 (-5.8%), due to of the sale of Northumbrian and Nalco and less favorable exchange rates.

•	Other items of current income, Group share, for € -338 million (compared to € -281 million in 2002), essentially representing current income of the parent company, financial subsidiaries and Communication. The decline in relation to last year is explained by the reduction in dividends received on portfolio securities following the disposal program.

•	Net exceptional loss, Group share of € -2,912 million in 2003 compared to € -1,733 million in 2002 (discussed above including minority interest).

4. RETURN ON NET ASSETS

Net operating profit after tax (NOPAT) is calculated as follows:

In millions of €	2003	2002

GROSS OPERATING INCOME	6,011	7,254

Depreciation, amortization and provisions	(2,522)	(3,071)

Current income tax on current income	(618)	(562)

Other	(19)	(85)

NET OPERATING PROFIT AFTER TAX	2,852	3,536

NET ASSETS are calculated so as to be compared to NOPAT: the average exchange rate for the period is used and net assets are adjusted for changes in Group structure impacting NOPAT. Net assets are determined as follows:

In millions of €	As at January 1, 2003 (adjusted)

Gross goodwill (net of exceptional amortization)	10,476

Net tangible and intangible assets	37,179

Concession accounts	(4,849)

Financial assets, excluding loans and receivables from equity investments	9,322

Working capital requirement	941

Reserves for contingencies and losses	(10,208)

2003 changes in Group structure and exchange rate fluctuations	(9,309)

NET ASSETS	33,552

Return on net assets breaks down as follows:

In millions of €	NOPAT	Net assets	Return on net assets 2003	Return on net assets 2002

Energy	2,123	16,756	12.7%	11.5%

Environment	724	13,862	5.2%	5.9%

Environment excluding Nalco	710	9,919	7.2%	6.1%

GROUP	2,852	33,552	8.5%	7.6%

GROUP EXCLUDING NALCO	2,838	29,608	9.6%	7.9%

The improvement in return on net assets is due to:

•	The abovementioned operational performance, lead by Electricity & Gas Europe, and particularly Distrigaz in 2003, as well as,

•	The disposal of Nalco and Northumbrian and the equity accounting of Elia over a full year, the Return on net assets of these companies falling below the Group average.

5. FINANCING:

5.1. CASH FLOWS FROM OPERATING ACTIVITIES

Gross cash flow totaled € 3,727 million in 2003 compared to € 4,857 million in 2002.

It breaks down as:

Gross cash flow excluding exceptional items of € 4,377 in 2003 (down 17% from € 5,276 million in 2002, due to disposals and the appreciation of the euro). Excluding changes in Group structure and foreign exchange fluctuations, the item increased by € 285 million, or + 7.1% (+8.6% for Energy and +7.7% for SUEZ Environment);

An exceptional gross cash flow of € -650 million (€ -420 million in 2002) reflecting the restructuring cost (particularly EIS, SUEZ Environment and the parent company), disposal costs and the termination of certain loss-making contracts in Environment.

The contribution of the businesses to the gross cash flow (GCF) is as follows:

In millions of €	2003		2002		Change in %	Change in %

	Total GCF	incl current GCF*	Total GCF	incl current GCF*	Total GCF	Current GCF*

Energy	2,983	3,131	3,193	3,221	-6.6%	-2.8%

Environment	1,194	1,423	1,856	2,087	-35.7%	-31.8%

Other	(450)	(176)	(192)	(32)	N/S	N/S

GROUP TOTAL	3,727	4,377	4,857	5,276	-23.3%	-17.0%

*	Current GCF = Total GCF less disbursable elements from exceptional income (excluding capital gains and losses), net of related current tax expense

Reconciliation of GOI and gross cash flow:

In millions of €	2003

Gross operating income	6,011

Dividends received from equity investees less related share in consolidated current income	(4)

Net cost of borrowings	(989)

Net payment of exceptional expenses, excluding capital gains	(525)

Income tax expense	(618)

Other	(148)

GROSS CASH FLOW	3,727

The working capital requirements (WCR) decreased by € 769 million (of which € 857 million relates to operating WCR). The decrease results primary from changes in both Energy (€ 350 million, particularly because of decreases in inventories and a milder early winter that decreased accounts receivable at the end of 2003 at Distrigaz) and SUEZ Environment (€ 440 million, largely due to efforts to accelerate payment of invoices from Water and Waste Services in Europe). Extension of the securitization program contributed € 123 million to this change.

5.2. CASH FLOWS FROM INVESTING ACTIVITIES

Net divestments generated € 3.6 billion in cash in 2003, whereas 2002 posted a net investing cash flow of € 3.2 billion.

Fiscal 2003 was impacted by major subsidiary and portfolio disposals totaling € 7.8 billion. Proceeds from disposals amounted to € 3.5 billion for Ondeo Nalco, € 1.3 billion for 75% of Northumbrian, € 0.4 billion for Cespa, € 0.8 billion for 51.6 million Fortis shares and € 0.7 billion for Total shares, in addition to proceeds from disposals of various other listed securities for € 0.7 billion.

Financial investments totaling € 1.5 billion were made to strengthen the Group’s Electricity position in Europe including an increased stake in Electrabel, now 50.1% held by the Group, for € 0.6 billion, and extension of the Group presence in France (CNR, Italy and Poland).

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Net capital expenditures were restrained (€ 2.6 billion in 2003 compared to € 3.3 billion in 2002, for which Nalco and Northumbrian contributed € 0.5 billion). Net capital expenditure focused on Energy for 55% of total expenditures (primarily in Belgium, Spain and Italy for Electricity & Gas Europe, and the United States and Turkey for Electricity & Gas International), while 33% of these expenditures related to Water and Waste Services in Europe and the United States.

5.3 CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid, and the associated tax, amounted to € 1.6 billion, approaching the prior year’s amount.

The main financing operations for the year involved:

•	The May 2003 bond issue for € 1,190 million redeemable into Fortis shares, maturing in May 2006, guaranteeing SUEZ a per share selling price of 17 to 20 € for 70 million Fortis shares with a three-year maturity.

•	The June 2003 bond issue for € 3,000 million, of which a 7-year tranche (at 4.25%) for € 1,250 million, a 12-year tranche (at 5.125%) for € 750 million and a 20-year tranche (at 5.75%) for € 1,000 million.

•	The repayment of the Vinci exchangeable bond issue (€ 231 million) maturing on November 22, 2003.

The net debt repayments (€ 4.5 billion) and the change in cash balance (€ 1.9 billion) amount to € 6.4 billion. Exchange rate fluctuations (mainly the US dollar-denominated debt) and changes in Group structure (sale of Northumbrian, a heavily indebted company), and the 70 million Fortis shares presented in marketable securities vis-à-vis the abovementioned redeemable bond, also contributed to the change in net debt, which declined by 42% between December 31, 2002 (€ 26 billion) and December 31, 2003 (€ 15 billion).

6. FINANCING POLICY AND NET DEBT AS OF DECEMBER 31, 2003

The Group financing policy seeks to:

•	finance the growth of its long-term businesses, while ensuring balance sheet soundness ;

•	ensure the Group’s financial flexibility, which is supported by a diversity of financing sources. This diversity is demonstrated by a wide range of standard financing arrangements, available from banks and the capital markets. For each of these two principal financing sources, the Group ensures the diversification of its net debt, either through debt issued to large banking syndicates or issues on capital markets with short, medium and long-term maturities.

Cash management:

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services—TMCS), before being redistributed to borrowing entities. An intermediate pooling is performed either at the business level (Tractebel, Ondeo Degrémont, SITA, etc.), or by geographical area (SUEZ Finance LP for the US Dollar, SUEZ Finance and TCMS in Belgium for the euro, etc.). Any residual balance is invested to ensure maximum liquidity for minimum risk.

Financing policy:

The Group uses the various instruments available on financial markets (treasury notes, US commercial paper, medium-term notes, bond issues, convertible bonds, bank facilities, trade receivable securitization, etc.) to ensure liquidity while minimizing the cost of debt.

Depending on its nature, the financing is carried by SUEZ (convertible bond issues, bank facilities), GIE SUEZ Alliance (bond issues), special-purpose financial vehicles such as SUEZ Finance SA and SUEZ Finance LP (treasury notes, US commercial paper, medium-term notes, etc.), or directly by the subsidiaries (bank facilities, capital leases, project financing, etc.).

Structurally, the parent company and the finance vehicles act as lenders vis-à-vis the Energy and Environment divisions.

Financing is generally denominated, wherever possible, in the same currency as the cash flows generated by the assets financed, primarily the Euro and US Dollar. Debt denominated in strong currencies (dollar and euro) presented in the balance sheet of entities denominated in weak local currencies amounted to € 1.1 billion as of December 31, 2003.

In 2003, local currency refinancing transactions were carried out in Chile and Thailand, for a total of € 338 million in order to reduce Group exposure.

Net debt as of December 31, 2003:

The debt-reduction plan implemented during 2003 decreased the debt/equity ratio to 128% as of December 31, 2003 (from 165% as of December 31, 2002), despite the impact of further negative exchange rate fluctuations on shareholders’ equity (mostly related to the US dollar’s depreciation) and the year’s losses.

Net debt (taking into account financial instruments) is denominated 43% in euros, 38% in US dollars, and 6% in pounds sterling, compared to 49%, 34% and 13% respectively at the end of 2002. The change is due to the Northumbrian sale for the pound sterling and the reduction in the euro denominated net debt subsequent to the disposal program for the euro/dollar breakdown.

Taking into account financial instruments, 60% of gross debt is subject to fixed rates, and the average annual cost was 4.8%.

Because of a significant cash balance as of December 31, 2003 and a Group policy of setting rates in periods when they are historically low, net debt is temporarily fixed in its entirety. The average maturity is now 7 years (compared to 4.5 years at the end of 2002). On June 5, 2003, the Group signed a confirmed multi-currency credit facility agreement for € 2.5 billion, maturing in April 2008.

As of December 31, 2003, the Group had available authorized credit facilities and treasury note back-up lines totaling € 8.7 billion (compared to € 6.9 billion as of December 31, 2002).

7. OTHER BALANCE SHEET ITEMS

Non-current assets totaled € 42 billion, decreasing sharply compared to December 31, 2002 (€ 57 billion), due to the Northumbrian (€ -3.7 billion) and Nalco (€ -5.5 billion) disposals, portfolio security transactions (€ -4.1 billion), and foreign exchange fluctuations (€ -1.8 billion, mainly attributable to the depreciation of the US dollar).

Shareholders’ equity totaled € 11.7 billion compared to € 15.8 billion as of December 31, 2002, the decrease resulting from the payment of dividends (€ -1.6 billion), foreign exchange fluctuations (€ -0.6 billion), net loss, Group share (€ -1.3 billion) and a decrease in minority interests (€ -0.6 billion) following the acquisition of an additional stake in Electrabel and the common stock redemption by Aguas Andinas (32% owned subsidiary) as part of a local currency refinancing.

Reserves for contingencies and losses totaled € 10.4 billion (compared to € 10.2 billion at the end of 2002). With a change in Group structure and foreign exchange impact of € -0.2 billion, the increase is primarily the result of annual allocations for the dismantling of installations and nuclear waste processing (€ 0.4 billion).

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8. SUEZ COMPANY FINANCIAL STATEMENTS

The parent company financial statements, including the notes, are available from SUEZ on request.

Key figures are presented below :

In millions of €	2003	2002

1. Statements of income

Current income	379	2,735

Exceptional income/(loss)l	(2,390)	(2,189)

Income tax, employee profit-sharing & incentive schemes	163	191

Net income/(loss)	(1,848)	737

2. Statements of cash flow

Cash flow from operating activities	424	878

of which Gross cash flow	424	895

Cash flow used in investing activities	762	(651)

Cash flow from/(used in) financing activities	(1,398)	241

3. Balance Sheets

Intangible and Tangible assets	18	21

Financial assets	28,237	31,441

Working capital requirements	531	309

Marketable securities and cash and cash equivalents	455	748

Unrealized foreign exchange losses	62	67

TOTAL ASSETS	29,539	32,817

Long-term debt	9,545	9,965

Reserves for contingencies and losses	1,193	1,405

Shareholders’ equity	18,380	21,226

Unrealized foreign exchange gains	255	62

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,539	32,817

The Action Plan presented by the Group in the beginning of January for 2003-2004 results in the following for SUEZ:

•	Savings in overheads the full impact of which will only be felt in 2004, the costs incurred for the implementation of measures to cut these same overheads totaled € 19 million in 2003 (Job Protection Plan);

•	Significant exceptional expenses related to the sales of the remaining holdings in Axa and Vinci and above all to the result of disposals, realized or scheduled, of assets held by SUEZ or its subsidiaries in the Communication (Cable activity in France and Belgium, telephony and Paris Première: € -1,231 million) and Environment sectors. For the latter, in addition to the losses on disposal of Nalco, impairments on US assets were recorded (UWR), all of which required a provision of € 1,003 million;

•	A € 1,190 million bond issue redeemable in Fortis shares, guaranteeing the Group a unit selling price for these shares of between 17 and 20 euros with a three-year maturity.

Aside from these elements, the decrease in net loss between 2002 and 2003 is primarily related to a € 2,267 million decrease in dividends received. The exceptional loss in 2002 included in other respects allowances for the Argentine risk for € 446 million, the Communication sector, particularly the France and Belgium cable sector, for € 1,591 million, and GENFINA for € 763 million in relation to the Fortis share.

9. OUTLOOK FOR THE FUTURE

•	The Action Plan’s accelerated implementation provides the Group with additional room for maneuver to pursue the simultaneous and sustainable development of its two activities: Energy and Environment.

•	In Energy, the strategy is focused on the reinforcement of positions in Europe (particularly in France with the deregulation of the energy market beginning July 1, 2004) and selective international development based on strong positions (United States, Brazil, Thailand and LNG).

•	In Environment, the priority is organic growth, primarily in Europe, where it should be sustained by more stringent environmental standards. At the international level, the emphasis will be on markets (China) and activities (Engineering) with the greatest growth potential.

•	The Optimax plan will be pursued in 2004 with the same targets (optimization of purchases, tangible investments and working capital requirements, and reduction of overheads). The Group will complete its disposal plan (the sales of Noos and M6 are in process or already completed for the first quarter of 2004).

This policy has the following objectives:

•	Improve cash flows (investments and dividend to be self-financed from 2005 onwards), investments being limited on average to € 4 billion annually;

•	Generate a revenue and GOI organic growth of between 4% and 7%, according to the economic situation, so as to return to positive net income in 2004 and achieve a return on capital employed of approximately 11% in 2006.

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IFRS PROJECT

Pursuant to the European regulation on international standards and IFRS 1, First-time Adoption of International Financial Reporting Standards as the primary basis of accounting, the consolidated financial statements of SUEZ for the period ended December 31, 2005 (as well as the 2005 interim financial statements) shall be prepared in accordance with the international accounting standards with a comparison to fiscal 2004.

In order to publish this comparative information, SUEZ shall draw up an opening balance sheet as of January 1, 2004, the start date for application of the international standards and the date on which the impacts of IFRS transition shall be recorded in equity.

Accordingly, in the first half of 2003, SUEZ set up an international standards (IAS / IFRS) transition project. A project team was appointed to ensure the coordination, supervision and operational monitoring of the project, which required the mobilization of approximately 50 professionals (engineers, financial experts, accountants and IT experts) in various branches and subsidiaries. The technical accounting treatment and options, identified in association with the European listed companies, are proposed to a Steering Committee, chaired by the Senior Executive Vice-President in charge of Finance, who is responsible for final approval before submission to the competent decision-making bodies.

The pre-assessment phase, which ended in June 2003, resulted in the definition of ten issues of particular relevance to SUEZ.

The assessment phase performed during the second half of 2003 consisted in identifying, based on the existing IFRSs, the main differences between the Group’s accounting policies and the IFRSs applicable as of December 31, 2005, as well as the practical implementation consequences.

SUEZ is currently preparing application across the Group (training, adaptation of the information systems, etc.) for the transition to IFRS and the preparation of the financial statements and opening balance sheet in accordance with IFRS.

At this stage of the project, the Group has identified the following main differences between the measurement and presentation methods defined by the international standards and the Group’s current accounting policies.

The Group emphasizes that this information is published to the best of its knowledge at this stage of the project and its understanding of the standards that shall only be effective as of 2005. Indeed, the IASB has still to publish the definitive versions of certain standards of particular relevance to the Group, such as the standards covering Business Combinations and Impairment of Assets (ED3, revised version of IAS 36). Certain interpretations of the IFRIC on concession activities and utilization rights are still under discussion. Furthermore, certain standards have still to be approved by the European Union (IAS 32 and IAS 39 on the recognition of financial instruments, IFRS 2 on Share-based Payment).

•	Presentation of financial statements:

Pursuant to IAS 1, Presentation of Financial Statements, the Group shall be required to abandon the use of the concept of exceptional income/(loss) and reclassify income and expenses currently recorded under exceptional income/(loss) as operating income/(loss) and/or net financial income/(loss). However, the Group expects to continue to present these non-recurrent items separately if their impact is deemed material. Furthermore, IAS 1 requires that current and non-current assets and liabilities be presented as separate classifications on the face of the balance sheet, while this distinction is not required under French GAAP.

•	Recognition of business combination transactions:

The Group has elected to adopt the option offered by IFRS 1, which consists in not restating acquisitions completed prior to 1/1/2004. As such, the treatment of goodwill charged against equity following the acquisition of securities financed by a share capital increase before 1/1/2000 (see note 13.5) shall be maintained in the opening balance sheet.

The exposure draft of IAS 22, Business Combinations, stipulates the cancellation of goodwill amortization and the set-up of an annual impairment test for goodwill.

•	Concessions:

The accounting treatment of activities included under concessions is currently under review by the IASB (IFRIC) interpretation committee, set up to interpret the existing standards to take into account concession-specific issues. The topics under review should concern the treatment of the fixed assets under concession, the related provisions for renewal, and the revenue recognition conditions. The Group is currently awaiting the position of the IFRIC. The current accounting treatment is described in note 1L.

•	Tangible/intangible assets:

IAS 16, Property, Plant and Equipment, stipulates both the use of different depreciation periods for each component of a capitalized asset and the recognition of maintenance costs as a component of the initial asset value over several years. The impact on Group equity is currently under review. In addition, the Group is reviewing the option offered by IFRS 1 authorizing the recognition at fair value of certain tangible and intangible assets as of 1/01/2004.

•	Leases:

The Group currently recognizes its leases in accordance with the principles defined in IAS 17, Leases, and, as such, does not expect any major changes. However, the scope of IAS 17 could be modified by the interpretation of the IFRIC (D3) on the concept of utilization rights. In the absence of a decision by the IFRIC on this matter, the Group is currently unable to measure the potential impact on the financial statements.

•	Employee-related commitments:

The Group currently measures all pension commitments and other related benefits, as described in notes 1 and 19, in accordance with IAS 19, Employee benefits. For all gains and losses arising from a change in actuarial assumptions for pension commitments subsequent to 1/1/2004, the Group plans to maintain the current “corridor” accounting method as described in note 1.R. Furthermore, the Group plans to use the option authorized in IFRS 1 to recognize all actuarial differences not recognized as of 12/31/2003 in equity as of 1/01/2004 (see note 19).

•	Financial instruments:

The Group plans to apply IAS 32 and 39 on financial instruments as from January 1, 2005, in accordance with the provisions set forth in the revised versions published in December 2003. The impact of these standards on the Group’s financial statements is currently under review. Given the long-term nature of the contracts, the volatility induced in both the income statement and equity by the application of these standards could be material. The differences with respect to current accounting policies may concern the application of market value measurement to certain commodity contracts or other sales contracts, the measurement and classification of financial assets and liabilities, the policies for the derecognition and disposal of assets, and finally, the documentation and recognition of financial derivatives used to hedge market risk exposure.

•	Deferred taxes:

In contrast to the provisions of CRC regulation No. 99-02, IAS 12, Income taxes, prohibits the discounting of deferred tax. The impact of discounting as of 12/31/2003 is described in note 1.Q and shall be recorded in equity as of 1/01/2004.

•	Recognition of share-based payments:

Pursuant to IFRS 2, Share-based Payment, recently published by the IASB pending approval by the European Commission, the benefits granted to employees in connection with the subscription to the Group’s corporate savings plan, and the stock options issued prior to November 7, 2002, shall be recognized at their fair value at the grant date, if not vested as of 1/01/2005. This impact shall be recorded in the period during which the benefits are vested.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

FIVE YEAR FINANCIAL SUMMARY

SUEZ

In millions of €		2003	2002	2001	2000	1999

1.	REVENUES	39,621.8	46,089.8	42,359.2	34,617.0	31,461.9
	including revenues generated outside France	29,871.3	36,119.5	33,373.5	25,928.6	20,948.9
	Proforma trading revenues (excluding energy trading)	39,621.8	40,783.9	nd	nd	nd
	including revenues generated outside France	29,871.3	31,241.6	nd	nd	nd
2.	INCOME
	- operating	3,204.9	3,707.6	4,063.8	3,778.0	2,932.2
	- segment profit (gross operating income)	6,010.9	7,253.7	7,737.9	7,414.7	5,827.9
	- net Group share	(2,165.2)	(862.5)	2,086.7	1,919.4	1,452.5
3.	CASH FLOW
	Cash flow from operating activities	4,495.6	4,826.5	5,402.5	4,888.3	4,262.6
	Including gross cash flow	3,726.9	4,856.7	4,816.7	4,492.2	3,932.7
	Cash flow used in investing activities	3,607.9	(3,200.9)	(4,332.0)	(9,089.6)	(16,329.3)
	Cash flow from/(used in) financing activities	(6,190.0)	1,719.8	(889.3)	3,131.6	14,345.8
4.	BALANCE SHEET
	Intangible assets	1,632.8	3,903.0	4,234.9	3,887.0	5,017.9
	Tangible assets (a)	22,279.9	28,426.6	33,323.0	32,399.9	24,322.6
	Goodwill	5,851.5	8,710.9	10,319.3	9,763.6	5,374.4
	Financial assets	7,017.9	11,099.8	11,163.3	11,105.3	12,387.0
	Working capital requirements (b)	392.3	(158.3)	(749.8)	(659.7)	(195.7)
	Marketable securities and cash and cash equivalents	11,703.0	8,538.9	5,751.2	5,836.9	6,989.9
	Total assets	69,950.2	84,151.3	89,481.4	85,497.6	76,897.0
	Borrowings & long-term debt	26,694.1	34,544.5	33,760.6	32,191.9	25,622.5
	Reserves for contingencies and losses (c)	10,440.4	10,208.1	9,437.1	9,917.7	10,584.7
	Shareholders’ equity, Group share	6,895.7	10,577.5	14,397.2	13,134.1	11,270.5
	Total shareholders’ equity	11,742.9	15,768.2	20,844.2	20,223.4	17,688.9
5.	PER SHARE DATA (IN €)
	- average number of shares outstanding (d)	993,508,578	991,270,887	985,089,012	956,687,090	768,087,666
	- number of shares at year-end	1,007,679,806	1,007,422,403	1,026,280,965	1,021,328,585	992,146,530
	- net earnings/(loss) per share (d)	(2.18)	(0.87)	2.12	2.01	1.89
	- dividend distributed (proposed for 2003)	0.71	0.71	0.71	0.66	0.60
6.	TOTAL AVERAGE WORKFORCE	233,009	241,607	360,142	421,899	341,755
	- fully consolidated companies	173,368	189,062	177,545	170,075	220,499
	- proportionally consolidated companies	49,694	26,680	31,773	30,408	23,726
	- companies accounted for under the equity method	9,947	25,865	150,824	221,416	97,530

(a)	Net of special concession accounts in liabilities
(b)	Working capital requirements = inventories and work-in-progress + accounts receivables + prepaid expenses - deferred income - accounts payable - miscellaneous payables
(c)	Excluding underwriting reserves for life insurance sector
(d)	Earnings per share is calculated based on the average number of shares outstanding, net of treasury stock.

CONSOLIDATED BALANCE SHEETS - ASSETS

	Note	Dec. 31, 2003			Dec. 31, 2002	Dec. 31, 2001

In millions of €		Gross	Dep. & Amort.	Net	Net	Net

INTANGIBLE ASSETS	9.1	3,242.2	1,609.4	1,632.8	3,903.0	4,234.9

GOODWILL	8	8,214.4	2,362.9	5,851.5	8,710.9	10,319.3

TANGIBLE ASSETS	9.1

- Owned outright		42,062.9	22,913.5	19,149.4	24,682.3	28,662.9

- Under concession		8,469.9	2,869.0	5,600.9	5,604.0	5,532.5

- Construction in progress and down- payments		2,383.5	6.5	2,377.0	2,989.5	3,796.2

FINANCIAL ASSETS

- Equity securities	10.1	3,551.8	1,347.9	2,203.9	5,733.6	6,653.1

- Companies accounted for under the equity method	7	3,396.4	62.9	3,333.5	3,270.4	3,254.0

- Other financial assets		2,379.5	899.0	1,480.5	2,095.8	1,256.2

TOTAL NON-CURRENT ASSETS		73,700.6	32,071.1	41,629.5	56,989.5	63,709.1

INVENTORIES & WORK-IN-PROGRESS	11.1	1,955.7	105.6	1,850.1	2,652.6	4,203.3

ACCOUNTS RECEIVABLE

- Trade accounts and notes receivable		9,541.2	557.2	8,984.0	9,967.1	10,212.6

- Other receivables		3,564.7	135.8	3,428.9	3,702.7	3,377.4

MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS

- Marketable securities	10.4	5,123.8	108.8	5,015.0	2,575.7	1,122.6

- Cash and cash equivalents		6,688.0	—	6,688.0	5,963.2	4,628.6

PREPAID EXPENSES	12	2,354.7	—	2,354.7	2,300.5	2,227.8

TOTAL CURRENT ASSETS		29,228.1	907.4	28,320.7	27,161.8	25,772.3

TOTAL ASSETS		102,928.7	32,978.5	69,950.2	84,151.3	89,481.4

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY

In millions of €	Note	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

- Share capital		2,015.3	2,014.8	2,052.6

- Additional paid-in capital		6,470.1	6,439.8	6,843.3

- Consolidated reserves		3,186.9	5,048.9	4,132.8

- Cumulative translation adjustment	13.3	(2,238.8)	(1,691.0)	112.3

- Net income /(loss) for the year		(2,165.2)	(862.5)	2,086.7

- Treasury stock	13.4	(372.6)	(372.6)	(830.5)

SHAREHOLDERS’ EQUITY		6,895.7	10,577.5	14,397.2

MINORITY INTERESTS	14	4,847.2	5,190.7	6,447.0

TOTAL SHAREHOLDERS’ EQUITY		11,742.9	15,768.2	20,844.2

SPECIAL CONCESSION ACCOUNTS		4,847.4	4,849.2	4,668.6

RESERVES FOR CONTINGENCIES AND LOSSES	15	10,440.4	10,208.1	9,437.1

BORROWINGS & LONG-TERM DEBT	16.2	26,694.1	34,544.5	33,760.6

ACCOUNTS PAYABLE

- Advances and down-payments received on orders		942.7	1,543.9	3,071.6

- Trade payables		6,617.6	6,643.2	6,343.3

- Other accounts payable		5,880.6	6,558.6	6,854.5

DEFERRED INCOME	12	2,784.5	4,035.5	4,501.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		69,950.2	84,151.3	89,481.4

CONSOLIDATED STATEMENTS OF INCOME

In millions of €	Note	Dec. 31, 2003	Dec. 31, 2002 pro forma	Dec. 31, 2002	Dec. 31, 2001

REVENUES		39,621.8	40,783.9	46,089.8	42,359.2

OTHER INCOME		1,488.4	2,073.6	2,073.6	1,774.1

Other operating income	3.1	1,044.9	1,606.3	1,606.3	1,350.3

Income from mixed inter-municipal companies and partnerships	3.2	443.5	467.3	467.3	423.8

OPERATING EXPENSES		35,383.1	36,079.0	41,384.9	36,970.8

Purchases and changes in inventories		12,912.1	11,821.4	17,127.3	15,746.0

Receipts on behalf of local authorities		1,035.4	1,081.2	1,081.2	894.7

Taxes and related payments		820.5	852.7	852.7	828.0

Salaries, wages and social security charges		8,236.3	9,295.0	9,295.0	8,426.6

Other operating expenses		12,378.8	13,028.7	13,028.7	11,075.5

OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		5,727.1	6,778.5	6,778.5	7,162.5

Depreciation, amortization and provisions		2,522.2	3,070.9	3,070.9	3,098.7

OPERATING INCOME		3,204.9	3,707.6	3,707.6	4,063.8

FINANCIAL LOSS	4	(880.1)	(976.0)	(976.0)	(1,257.7)

CURRENT INCOME OF CONSOLIDATED COMPANIES		2,324.8	2,731.6	2,731.6	2,806.1

EXCEPTIONAL INCOME/(LOSS)	5	(2,757.4)	(1,783.7)	(1,783.7)	826.2

Income tax	6	(721.0)	(657.1)	(657.1)	(722.0)

Share in income of companies accounted for under the equity method	7	165.7	51.4	51.4	333.7

INCOME/(LOSS) BEFORE AMORTIZATION OF GOODWILL		(987.9)	342.2	342.2	3,244.0

Amortization of goodwill		(266.8)	(382.6)	(382.6)	(422.7)

Group share of goodwill amortization		(236.2)	(350.1)	(350.1)	(376.6)

TOTAL NET INCOME/(LOSS)		(1,254.7)	(40.4)	(40.4)	2,821.3

Minority interests		910.5	822.1	822.1	734.6

NET INCOME/(LOSS)		(2,165.2)	(862.5)	(862.5)	2,086.7

EARNINGS/(LOSS) PER SHARE (in €)		(2.18)	(0.87)	(0.87)	2.12

DILUTED EARNINGS/(LOSS) PER SHARE (in €)		(2.18)	(0.87)	(0.87)	2.08

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of €	2003	2002	2001

Net income/(loss)	(2,165.2)	(862.5)	2,086.7

Share in net income of companies accounted for under the equity method (net of dividends received)	4.6	(19.0)	(220.5)

Net depreciation, amortization and provisions	3,785.6	5,659.4	3,553.2

Net capital gains on disposals of assets	1,310.3	(1,362.1)	(1,880.3)

Minority interests	910.5	822.1	734.6

Other	(118.9)	618.8	543.0

Gross Cash Flow	3,726.9	4,856.7	4,816.7

Changes in:

- Inventory	51.9	62.6	45.2

- Receivables	292.7	(806.5)	(144.2)

- Payables	512.2	620.4	485.2

Total operating working capital cash flows	856.8	(123.5)	386.2

- Other	(88.1)	93.3	199.6

CASH FLOW FROM OPERATING ACTIVITIES	4,495.6	4,826.5	5,402.5

Purchases of tangible and intangible investments	(2,804.4)	(4,157.8)	(4,391.1)

Purchase of financial investments	(1,501.7)	(4,174.0)	(3,432.1)

Disposals of tangible and intangible assets	230.2	878.9	422.8

Disposals of financial assets	7,806.7	4,154.7	3,128.4

Cash acquired from acquisitions net of cash disposed of in divestitures (1)	(61.8)	(34.0)	271.6

Decrease/(increase) in other assets	20.0	186.3	(267.2)

Other cash requirements	(81.1)	(55.0)	(64.4)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	3,607.9	(3,200.9)	(4,332.0)

Dividends distributed	(1,592.5)	(1,646.0)	(1,569.2)

Repayment of long-term debt	(11,831.5)	(14,738.1)	(8,398.6)

Increase in long-term debt	7,342.1	18,121.0	8,947.4

Treasury stock movements	0.0	(145.2)	53.1

Increase in total shareholders’ equity	(108.1)	128.1	78.0

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(6,190.0)	1,719.8	(889.3)

Effect of changes in consolidation method & exchange rates	14.6	(356.8)	(18.2)

TOTAL CASH FLOW FOR THE YEAR	1,928.1	2,988.6	163.0

CASH AT BEGINNING OF YEAR	7,875.0	4,886.4	4,723.4

CASH AT YEAR-END (2)	9,803.1	7,875.0	4,886.4

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.
(2)	Cash balances comprise the following:

In millions of €	2003	2002	2001

Cash and cash equivalents	6,688.0	5,963.1	4,628.6

Marketable securities (3)	3,115.1	1,911.9	257.8

TOTAL	9,803.1	7,875.0	4,886.4

(3)	The Fortis shares reclassified in marketable securities in 2003 are not included in this item. Marketable securities with maturities of less than 90 days only. The consolidated reconciliation with balance sheet marketable securities is as follows:

In millions of €	2003	2002	2001

Marketable securities with maturities of less than 90 days only	3,115.1	1,911.9	257.8

Other marketable securities	1,899.9	663.8	864.8

TOTAL BALANCE SHEET MARKETABLE SECURITIES	5,015.0	2,575.7	1,122.6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share capital	Additional paid- in capital	Consolidated reserves	Cumulative translation adjustment	Treasury stock	Shareholders’ equity

	Note	13.1		13.2	13.3	13.4

Shareholders’ equity as of December 31, 2000		2,042.7	6,690.7	4,979.0	231.7	(810.0)	13,134.1

Shares issued for employees		2.2	12.9	0.2	–	–	15.3

Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		7.7	59.3	0.8	–	–	67.8

Change in value of treasury shares		–	–	15.8	–	(20.5)	(4.7)

Dividends distributed		–	–	(921.0)	–	4.0	(917.0)

Changes in cumulative translation adjustment		–	–	–	(119.4)	–	(119.4)

Change in accounting principle related to loan issue costs	13.6	–	–	50.5	–	–	50.5

Change in accounting principle related to transaction gains and losses	13.6	–	–	3.1	–	–	3.1

Reversal of goodwill	13.5	–	77.3	–	–	–	77.3

Miscellaneous		–	3.1	0.4	–	–	3.5

Net income for the year		–	–	2,090.7	–	(4.0)	2,086.7

Shareholders’ equity as of December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2

Shares issued for employees		25.4	225.1	2.6	–	–	253.1

Conversion of debenture loans		1.5	10.8	0.2	–	–	12.5

Cancellation of treasury shares		(64.7)	(767.6)	(120.9)	–	953.2	0.0

Change in value of treasury shares		–	–	–	–	(146.7)	(146.7)

Reclassification of treasury shares		–	–	–	–	(348.6)	(348.6)

Dividends distributed		–	–	(1,006.6)	–	2.5	(1,004.1)

Changes in cumulative translation adjustment		–	–	–	(1,803.3)	–	(1,803.3)

Application of CRC Regulation 2000.06 on liabilities	13.5	–	–	(48.3)	–	–	(48.3)

Reversal of goodwill	13.5	–	128.2	–	–	–	128.2

Net income for the year		–	– –	(860.0)	–	(2.5)	(862.5)

Shareholders’ equity as of December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5

Conversion of debenture loans		0.5	3.3	–	–	–	3.8

Dividends distributed		–	–	(1,001.6)	–	2.0	(999.6)

Changes in cumulative translation adjustment		–	–	–	(547.8)	–	(547.8)

Reversal of goodwill		–	27.0	–	–	–	27.0

Net income for the year		–	–	(2,163.2)	–	(2.0)	(2,165.2)

Shareholders’ equity as of December 31, 2003		2,015.3	6,470.1	1,021.7	(2,238.8)	(372.6)	6,895.7

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

•	Basis used:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular the consolidated financial statement regulations (Regulation No. 99-02 of the Accounting Regulation Committee – “Comité de la Réglementation Comptable”).

Since January 1, 2002, SUEZ has applied Regulation No. 2000-06 concerning liabilities, adopted by the French Accounting Regulation Committee. Application of this regulation from January 1, 2002 did not have a material impact on shareholder’s equity of the Group (see note 13.6).

The Group did not opt for early application of CRC Regulation No. 2002-10 with respect to the amortization and depreciation of assets.

•	Use of estimates:

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

The preparation of the Group’s consolidated financial statements requires estimates to be made concerning the percentage of completion of long-term contracts, the value in use of long-lived assets as indicated in Note 1-F, reserves (particularly for nuclear waste reprocessing and storage and for dismantling of facilities as specified in Note 15) as well as pension and similar commitments (See Note 1-R) and financial instruments (See Note 1-S).

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

•	Consolidated financial statement presentation currency:

The figures in the financial statements are presented in million of euro (€), unless indicated otherwise.

•	Five-for-one share split :

A five-for-one share split was approved by the Annual General Meeting of May 4, 2001 and took effect May 15, 2001. All per share data has been adjusted to enable comparative analysis.

A. CONSOLIDATION PRINCIPLES

•	Scope and method of consolidation:

The consolidation methods followed by the Group consist of the full consolidation method, the equity method and the proportional consolidation method.

The accounts of all significant subsidiaries over which the Group directly or indirectly exercises exclusive legal or de facto control are fully consolidated. De facto control may result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary’s shareholders meetings. Exclusive control may be deemed to exist where the direct or indirect shareholding exceeds 40% of voting rights, provided no third-party holds, directly or indirectly, a greater share in voting rights, particularly in the case of listed subsidiaries.

The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group’s percentage of control.

Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. Under the equity method of accounting, the Group recognizes as income its proportionate share of the investee’s net income or loss in the accompanying consolidated statements of income as

“Share in income of companies accounted for under the equity method”, except in the case of mixed inter-municipal companies treated as described in Note 1-G below.

Sales and results of operations of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively. However, for major disposals, and pursuant to paragraph 23.100 of CRC Regulation No. 99-02, the Group reserves the option to present the contribution of entities sold during the year in the consolidated statements of income under “Share in income of companies accounted for under the equity method”.

All material inter-company balances and transactions have been eliminated on consolidation.

A list of significant consolidated subsidiaries, investments accounted for under the equity method and companies proportionately consolidated is presented in Note 25.

•	Treasury stock:

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

•	recorded as marketable securities in the accompanying consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to regularize stock exchange prices,

•	deducted from consolidated shareholders’ equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock and of write-down reserves depends on the intended purpose of holding the stock. Only sales and reserves relating to securities classified as marketable securities are recorded in the accompanying consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders’ equity.

B. FOREIGN CURRENCY TRANSLATION METHODS

•	1. Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the preferred method laid down in CRC Regulation No. 99-02, transaction gains and losses related to monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated statement of income in the period to which they relate.

•	2. Translation of the financial statements of foreign companies

The financial statements of foreign companies are prepared in local currency or in the operating currency of each subsidiary.

Balance sheet items are translated into euro at official year-end exchange rates. Differences resulting from changes in exchange rates compared with the previous year-end are included in cumulative translation adjustment in the consolidated statements of changes in shareholders’ equity.

Weighted average annual rates are applied to income statement accounts and the statement of cash flows.

With respect to the Argentine crisis, for the 2002 and 2001 year-ends, the Group translated the assets and liabilities and the unrealized exchange losses on debt denominated in strong currencies of Argentine companies at the closing exchange rate of ARS 1 to € 0.2832 on December 31, 2002 (ARS 1 to € 0.7008 on December 31, 2001).

C. INTANGIBLE ASSETS

Intangible assets primarily include:

•	fees and amounts paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period;

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

•	purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their useful lives.

Amortization is provided on a straight-line basis over the following estimated useful lives (in years):

	Minimum	Maximum

Concession rights: -Water	7	25

-Infrastructures	10	65

Purchased goodwill	10	25

Trademarks	5	28

Patents	1	20

Other intangible assets (a)	1	30

(a)	As an exception to the rule, the intangible assets relating to surface and underground water drawing rights held by Aguas Andinas are not amortized on a straight-line basis, since there is no limit to their rights, their useful life is deemed indefinite. The gross value of these intangible assets amounted to € 171.5 million as of December 31, 2003.

The costs of raising capital are deducted from shareholders’ equity.

Research and Development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and Development costs with no specific contractual right of recovery are expensed as incurred. They amounted, excluding technical assistance costs, to € 79 million, € 126 million and € 130 million for the years ended December 31, 2003, 2002 and 2001 respectively.

D. GOODWILL:

Goodwill in the accompanying consolidated balance sheets represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Initial estimates of fair value are finalized by the end of the next full year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization charge is recorded.

The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.

Goodwill is amortized using the straight-line method over periods based on the Group’s initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity within distinct geographical or business segments, the goodwill is allocated to those segments and the corresponding charge is either amortized or reversed into income according to the specific characteristics of the goodwill.

Negative goodwill is reversed into income according to the plan set up at the time of the acquisition, based on initial objectives and estimates of forecasted losses for the related acquired business.

Group business	Amortization periods applied (in years)

Energy	20-40

SE (formerly SELS) (a)	20-40

SEIS	30

Other (Communication)	10-20

(a)	The goodwill recorded in September 2000 following the Group’s public offer of exchange for UWR (United Water Resources) was amortized over 75 years, in accordance with the regulated water distribution industry in the United States.

Prior to January 1, 2000, goodwill resulting from a business combination financed by an exchange of the parent company shares was directly offset against paid-in capital. Those goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in Note 1-F, and a definitive, exceptional impairment of the goodwill is recorded where appropriate.

On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in determining the consolidated basis in the securities or business sold. As such, the sale of the Fortis B and Elia securities in 2001 and 2002 and the Cespa securities in 2003 led to the deduction, from capital gains, of a portion of the goodwill initially offset against additional paid-in capital and merger premiums, in the amount of € 77.3 million, € 128.2 million and € 27 million respectively.

E. TANGIBLE ASSETS

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for repairs and maintenance, that do not improve or extend the lives of the respective assets are expensed as incurred.

•	Depreciation is provided over the estimated useful lives in years as follows:

Main depreciation periods (years)	Minimum	Maximum

Machinery and equipment:

-Energy Production — Transport (a)	5	50

Installation — Maintenance	3	10

-Environment	2	100

-Communication	2	10

Infrastructure and networks	5	100

Vehicles	3	10

Other tangible assets	2	33

(a)	The law of January 31, 2003 adopted by the Belgian Chamber of Representatives, with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, stipulated that nuclear power stations will be decommissioned forty years from the date of their commissioning. Consequently, the depreciation period for the respective assets was reviewed and adjusted prospectively to 40 years as of January 1, 2003 (i.e., depreciation reduced by € 71 million for fiscal 2003).

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures.

•	Other than construction in progress, tangible assets include:

Assets owned outright:

These are assets owned directly by the Group that are valued and depreciated according to the current practices in each business.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized.

Assets Under Concession, which include:

•	assets acquired by the Group as required for operations under the concession contract. Such assets are part of the concession assets and become the property of the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.
•	assets provided by the grantor of the concession at the inception of the contract for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability has been recorded for the amount of the assets provided as “special concession accounts”. Depreciation of these assets is charged to this liability using the methods and lives described above, with no effect on the consolidated statements of income (see Note 1.L).

Further discussion of accounting policies for concessions is set forth in Note 1.L.

•	Capital leases

The Group capitalizes assets acquired either under capital leases or similar contracts. The present value of the remaining lease payments for these assets is recognized as a financial liability. If there is reasonable assurance that the lessee will obtain ownership of the asset upon expiration of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

The main criteria used by the Group to determine whether a lease agreement is a capital or operating lease are as follows: existence of an automatic transfer or transfer of ownership option clause, the conditions for exercising this clause, comparison between the lease term and the estimated useful life of the asset, and a comparison of the present value of future lease payments with the asset’s fair value.

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F. IMPAIRMENT OF TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible fixed assets are written down to value in use when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of assets by considering management’s expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between carrying value and fair value. Value in use is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down (through revision of amortization plans or accelerated amortization) to the greater of value in use or market value (or solely to market value for assets which the Group has decided to sell) when negative conditions are identified, notably compared to items used to define original amortization plans.

The value in use is determined based on an estimation of the value and future benefits of the related assets. In these valuation models, future cash flows are taken from business plans approved by management and specific to each entity. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned at prevailing market conditions.

The market value is the amount which could be obtained, at the period-end, from the sale of the assets concerned on an arm’s length basis, net of disposal costs. This amount is estimated with reference to the stock market price, where one exists, or comparable transactions in similar business sectors or on comparable stock markets.

•	Application to fiscal year 2003:

The Group reviewed its main goodwill balances as of December 31, 2003.

Where material negative movements were identified, the approach adopted primarily consisted in comparing the value in use or market value of the main operating entities to their corresponding net assets (including goodwill).

In terms of the operating entities which the Group intends to operate on a going concern basis, the Group applied the usual valuation methods for asset impairments subsequent to the reviews, based on the following main economic data:

•	discount rates of between 5.2% and 11.6%, depending on the specific characteristics of the operating entities concerned,

•	revenue growth not exceeding 2% excluding inflation and terminal value growth rates in line with available market data specific to the operating segments concerned.

These reviews performed in December 2003 led to an exceptional write-down of € 309.1 million (see Note 8), due to a number of adverse changes during the year, specifically related to commercial expectations in the water distribution sector in the United States (€ 146.9 million) and Waste Services in Germany (€ 100 million).

For the operating entities the Group has decided to sell, the book value of the related assets was adjusted to the estimated market value if the latter was inferior. Where negotiations are ongoing, this was determined by using the best estimate that could be made as to the outcome at the accounts closing date. Accordingly, there were write-downs in the Communication segment (intangible and financial assets, goodwill) for a total of € 904 million. Likewise, exceptional charges in the amount of € 84.6 million were recorded in the international water distribution sector and € 39.9 million in the US energy sector, including € 50.3 million for the write-down of goodwill.

G. COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group’s share in the reclassified net assets of these subsidiaries is included in assets on the consolidated balance sheets while its share of income is included on a specific line of the consolidated statement of income.

However, the mixed inter-municipal Belgian electricity and gas distribution companies are subject to the following exceptional treatment:

•

These companies are consolidated under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigaz to non-industrial customers and industrial customers which do not qualify for deregulation (and which do not exceed a given consumption threshold), hereinafter referred to as “the distribution customers”, in Belgium.

•	The municipalities hold a monopoly over distribution to this customer segment, primarily under the specific provisions of the Law of March 10, 1925. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities, in partnership with Electrabel, maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel’s share in the pre-tax income of the mixed inter-municipal companies is presented in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the consolidated statements of income.

•	For the customer segment eligible for deregulation in Belgium, electricity is supplied either directly by Electrabel, or by Electrabel Customer Solutions for residential customers, with the inter-municipal companies receiving a fee for use of the distribution network.

H. OTHER FINANCIAL ASSETS

•	These include:

Unconsolidated investments in equity securities.

These comprise long-term investments enabling the development of business relations with the issuing company, or providing the Group with control or significant influence over the issuing company, but which are not consolidated. The companies under exclusive or joint control, or over which the Group exercises significant influence, excluded from the scope of consolidation due to their immaterial nature, represent in aggregate less than 5% of the following SUEZ consolidated key figures: revenues, net income, borrowings, shareholders’ equity.

These investments are recorded at acquisition cost. When appropriate, write-down reserves are recorded to reduce the carrying value to the market value based on the average stock market price of the month preceding the closing or their value in use based upon the estimated intrinsic value and expected financial return of these investments.

Other investments

These assets comprise investments held on a long or medium-term basis, but which do not satisfy the necessary criteria to qualify as investments in equity securities.

These investments are recorded at acquisition cost. When appropriate, write-down reserves are recorded to reduce the carrying value to their value in use based upon the estimated intrinsic value and expected financial return of these investments.

Dividends from investments in unconsolidated subsidiaries and affiliates and in financial sector investments are recorded as income in the period in which the distribution decision is made by the investee.

Other fixed assets primarily comprise amounts due from investees and advances granted to partners. These receivables are recorded at nominal value and written down to the value in use where lower. Value in use is determined taking into account, where applicable, the market value of assets paid upon settlement pursuant to contractual agreements between the Group and its partners or of pledged collateral.

I. INVENTORIES AND WORK-IN-PROGRESS

Inventories of raw materials and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at production cost which includes costs associated with material, labor and allocated overhead costs. Reserves for excess and obsolete inventory totaled € 105.6 million, € 137.6 million and € 124.1 million as of December 31, 2003, 2002 and 2001 respectively.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

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J. ACCOUNTS RECEIVABLE

Accounts receivable are stated at nominal value. Write-down reserves are recorded based on the estimated risk of non-recovery.

In regard to sales of trade receivables (see Note 20.5), transfers of financial assets are recorded as sales by the Group where the assets sold are out of reach of the Group and any potential Group creditors, there are no restrictions on the exchange or pledging of the assets sold by the transferee and the Group retains no legal control over the assets sold.

The reserve for uncollectible accounts amounted to € 557.2 million, € 603.2 million and €718.5 million as of December 31, 2003, 2002 and 2001 respectively.

“Trade accounts and notes receivable” also includes Notes receivable of € 118.6 million, € 79.6 million, and € 87.7 million as of December 31, 2003, 2002 and 2001 respectively.

“Other receivables” in the Group’s accompanying consolidated balance sheets consists primarily of tax receivables and current account advances to investees.

The Group’s accounts receivable are generated largely by sales to customers who are economically and geographically dispersed. In addition, the accounts receivable are generally short-term in duration. As a result, the Group believes that there is no significant concentration of credit risk.

K. MARKETABLE SECURITIES

Marketable securities are recorded in the accompanying consolidated balance sheets at their acquisition cost and are adjusted to the lower of cost or market value. In the case of listed securities, market value is determined based on the average stock market price for the month prior to the year-end. Unrealized gains are not recognized in the Group’s consolidated financial statements. All gains and losses realized on the disposal of these securities are recognized in the accompanying consolidated statement of income in the period of transaction. Realized gains and losses and reserves for unrealized losses are recorded in “Financial income/ (loss)” in the accompanying consolidated statements of income.

L. SPECIAL CONCESSION ACCOUNTS

These liabilities include (see Note 9.3):

•	The net liabilities of the Group for the return of fixed assets received from grantors of concessions, recorded in “Tangible Assets” in the accompanying consolidated balance sheets. Depreciation calculated on these assets is charged to the special concession account in liabilities of the accompanying consolidated balance sheets. There is no impact on net income in the accompanying consolidated statements of income related to these amounts.

•	Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•	Additional amortization recorded to reduce the carrying value of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This amortization is deducted from income over the residual life of the contract.

M. RESERVES FOR CONTINGENCIES AND LOSSES

A breakdown of reserves for contingencies and losses is presented in Note 15, together with details of the calculation principles applied.

Initial application, as of January 1, 2002, of CRC Regulation No. 2000-06 led the Group to amend the accounting method adopted for reserves covering the dismantling of installations. Until December 31, 2001, the Group recorded dismantling reserves, primarily for electricity power plants, where a legal, contractual or implicit obligation to carry out the work existed. These reserves, detailed in Note 15, were accrued over the period commencing with the commissioning of the installations concerned and terminating with the initiation of dismantling operations. In accordance with the provisions of CRC Regulation No. 2000-06, the present value of these commitments is now recorded in reserves for contingencies and losses from the commissioning of the installation, with recognition of an asset incidental to the installation concerned, depreciated over its useful life. The reserve recorded is adjusted at each period-end in accordance with the principles detailed in Note 15. The impact of this change in accounting method is detailed in Note 13.6.

In accordance with the transitional measures set forth in CRC Regulation No. 2002-10 of December 12, 2002, the Group maintained the previous accounting treatments for the reserves for major repairs in 2003.

N. BONDS AND BOND DISCOUNTS

Bonds issued with discounts are recorded in liabilities at their face value. The related unamortized discounts are recorded in prepaid expenses in the accompanying consolidated balance sheets.

These discounts are amortized over the term of the related bond in proportion to accrued interest.

As of January 1, 2001, in accordance with the preferred method laid down in CRC Regulation 99-02, loan issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and financial broker commissions.

O. REVENUES

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

Additionally, revenue recognition and inventory and work-in-progress valuation methods follow the rules applicable to the different activity sectors within the Group.

The methods adopted by the companies are, therefore, retained on consolidation.

•	Electricity and Gas Production, Transport and Distribution:

In Belgium, these activities are primarily carried out by Tractebel’s subsidiaries (Electrabel, ECS, Elia, Distrigaz and Fluxys). Electricity and gas are distributed indirectly by mixed inter-municipal companies (owned by municipalities and Electrabel and accounted for under the equity method) and directly by Electrabel and Distrigaz to industrial customers and by Electrabel Customer Solutions to deregulated individual customers. Transmission services are provided by Elia for high-voltage electricity, by mixed inter-municipal companies for low-voltage electricity and by Fluxys for gas.

For individual and industrial customers which do not qualify for deregulation in Belgium, the rates that apply to the distribution customers, as well as the investments related to these activities, are subject to recommendations and approval by the Belgian Regulatory Commission of Electricity and Gas, which reports to the Federal Minister. Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel contributes, in particular, “the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company”. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all charges, actually paid for the benefit of staff assigned, directly or indirectly, to run the mixed inter-municipal company. Similarly, expenditures related to the retirement of officers assigned to the distribution activity are borne by the mixed inter-municipal companies.

•	Energy Trading:

Until December 31, 2002, energy trading activities that required net cash settlement were presented net in “Revenues”. Trading activities that required physical delivery were presented gross in both “Revenues” and “Purchases and changes in inventories”.

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As of January 1, 2003, energy trading transactions for its own account are recorded within “Revenues” net of sales and purchases. The contribution of operational energy trading activities relating to assets, with the aim of optimizing production assets and fuel purchase and energy sale portfolios, is recorded at the gross amount in both “Revenues” and “Purchases and changes in inventories”.

The impacts of this change in presentation method on the 2002 income statement are as follows:

(In millions of €)	Dec. 31, 2002 adjusted for change in presentation	Dec. 31, 2002 published

Revenues	40,783.9	46,089.8

Purchases and changes in inventories	11,821.4	17,127.3

This change in presentation method did not have any impact on operating income.

The summary above reports prior period comparisons on the basis of 2002 data adjusted for the change in method.

•	Water Distribution:

Water revenues include amounts billed to customers excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes collected on behalf of local authorities totaled € 1,035.4 million € 1,081.2 million and € 894.7 million for 2003, 2002 and 2001 respectively, and are recorded on a separate line under “Receipts on behalf of local authorities” in the accompanying consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.

Water delivered but un-metered at the year-end is recognized at the estimated selling price.

•	Turnkey Engineering/Energy Services/Construction:

The Group recognizes revenue using the percentage of completion method. A reserve is provided for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, may be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully reserved.

P. DISTINCTION BETWEEN CURRENT INCOME AND EXCEPTIONAL INCOME

Exceptional income and losses in the accompanying consolidated statements of income include non-recurring items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.

In order to ensure that the financial income/(loss) in the accompanying consolidated statements of income relates to current operations, the Group has adopted an exception to the French General Chart of Accounts of 1982 whereby all capital transactions related to investments carried on the cost basis are included as components of exceptional income/(loss).

These primarily consist of allocations and reversals of reserves for investments and amounts due on investments in subsidiaries and, where applicable, losses on these same receivables. For the sake of uniformity in presenting the consolidated statements of income, these items are classified as exceptional income/ (loss), where gains and losses on disposals of securities are normally recorded. These items totaled € 51.3 million in 2003 (net allocation), € 958.6 million in 2002 (net allocation) and € 446.6 million in 2001 (net allocation).

However, for 2002 and prior fiscal years, the financial transactions of venture capital companies related to investments and amounts due from investees were recorded in current income, due to the corporate purpose of these companies. As of January 1, 2003, since the portfolio of venture capital companies was no longer material, the related transactions were no longer subject to this alternative treatment under Group standards.

Similarly, in order to maintain consistency in the presentation of financial income, and to isolate within a single income statement line item all impacts of the South-American crisis, and given the extent of the deterioration in the Argentine peso and Brazilian real exchange rates, the exchange losses recorded by subsidiaries operating in Argentina and Brazil on their liabilities denominated in strong currencies are presented in exceptional items, in the amount of € 180.6 million in 2003 (net gain), € -483.9 million in 2002 (net loss) and € -335.8 million in 2001 (loss net of the utilization of reserves for emerging country risks).

Q. TAX

The Group computes income tax in accordance with prevailing tax legislation in the countries in the various locations where income is earned.

The Group provides for deferred income tax on temporary differences between financial and tax reporting, including tax losses and tax credits available for carry-forward. Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within consolidated tax returns. Tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.

As provided in CRC Regulation No. 99-02, the Group discounts deferred tax balances to present value (relating to timing differences incurred by transactions recorded at their undiscounted value) where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced;

Discount rates are determined individually for each entity, by reference to State bond rates and based on reversal maturities. Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability balance. The fraction exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. As of December 31, 2003, unrecognized actuarial losses were not material, whereas they totaled € 13 million as of December 31, 2002.

Discounting deferred tax balances (in 2002 mainly concerning Ondeo Services UK, which was sold and accounted for under the equity method in the first half of 2003) led to a reduction in net deferred tax liabilities of € 16.5 million as of December 31, 2003 (€ 569.3 million as of December 31, 2002).

R. LIABILITIES FOR PENSION PLANS AND RELATED BENEFITS

The Group has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Such obligations generally apply to most employees of the Group.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made.

The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country or subsidiary of the Group. The discount rates are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area.

The valuation methods currently used by the Group for pension plan and similar benefit commitments, as presented in Note 19, are similar to those stipulated in IAS 19, Employee Benefits.

Amounts relating to pension plans whose commitments are greater than plan assets are included in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Where the value of the pension assets is greater than the commitments, the excess is recorded as an asset in “Prepaid expenses”.

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and fund assets. The amount exceeding 10% is spread over the average residual activity period of employees.

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S. FINANCIAL INSTRUMENTS

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices.

Gains and losses on financial instruments qualifying as hedges are recognized in income in the same way as gains and losses on the items hedged. Gains and losses on foreign exchange instruments used to hedge net assets representing the Group’s investment in foreign subsidiaries are recorded under cumulative translation adjustments in shareholders’ equity and reclassified to income solely on the sale of the investment.

Certain foreign exchange, interest rate or equity instruments do not qualify as hedging transactions.

Uncompleted transactions are valued at market value at year-end and accounted for as follows:

•	Unrealized losses on interest rate and equity instruments are generally provided for, and unrealized gains are not recognized in income.

•	Changes in value for foreign exchange instruments contracted on liquid currencies are recorded as an income or expense. Otherwise, the accounting treatment for foreign exchange instruments is identical to that for interest rate or equity instruments.

The notional and market values are presented in Note 18.1. for uncompleted foreign exchange and interest rate instruments and in Note 18.2 for equity instruments.

The Group engages in energy trading activities on its own behalf and on the behalf of clients. The instruments (with or without physical delivery at maturity) are valued at market value, taking into account the liquidity positions. Unrealized gains and losses are recognized in income in the period during which the change in value occurs, except for positions deemed illiquid, for which only the unrealized losses are recorded.

The notional and market values for commodity instruments are presented in Note 18.3

T. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purposes of the accompanying consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months that are readily convertible into known amounts of cash.

The accompanying consolidated statements of cash flows show the transactions of companies included in the scope of consolidation at the year-end. The impact on cash balances of foreign exchange fluctuations (year-end rate versus opening rate and average rate for the period) and changes in Group structure resulting from transactions which did not incur any cash flow movements (for example, a public exchange offer) are identified at the bottom of the table. Cash acquired from acquisitions net of cash disposed of in divestitures is included within Investing cash flows (in a separate subheading, “Cash acquired from acquisitions net of cash disposed of in divestitures”), which also contains the cash flows to impact the related acquisition or disposal.

Certain movements impacting the balance sheet are not considered cash flows: reclassifications, mergers and partial asset transfers, and changes in accounting method.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

(In millions of €)	2003	2002	2001

Cash paid: interest	1,058.7	1,441.0	1,329.0

Cash paid: income tax	632.3	573.2	529.0

Cash paid for acquisitions accounted for as purchases:

Fair value of assets acquired (including goodwill)	2,465.0	4,662.0	5,774.0

Less liabilities assumed	(963.0)	(488.0)	(2,343.0)

Less share capital issued to sellers		—	—

Less cash acquired	(92.0)	(50.0)	(302.0)

Net cash paid	1,410.0	4,124.0	3,129.0

U. EARNINGS PER SHARE

Earnings per share is calculated based on the Group’s net income divided by the weighted average number of the parent company shares outstanding during the year. In accordance with international practice, shares outstanding are shares issued less treasury stock shares held by SUEZ or subsidiaries under its control (also on a weighted average basis), irrespective of whether such shares are recorded in marketable securities or deducted from shareholders’ equity.

All per share data presented in the five-year financial summary and at the foot of the accompanying consolidated statements of income is calculated based on the weighted average number of shares outstanding during the reporting period detailed in Note 13.8.

The weighted average number of shares and earnings per share is also analyzed for any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented on the statement of income is detailed in Note 13.8.

V. US GAAP RECONCILED FINANCIAL STATEMENTS

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with Net income and Shareholders’ equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts due to differences in Group structure (in particular, Electrabel and its subsidiaries are accounted for under the equity method under US GAAP as control criteria are not satisfied) and accounting standards, primarily as regards acquisition accounting (SUEZ-Lyonnaise des Eaux merger, minority interest buy-outs in Société Générale de Belgique, Tractebel, Sita, etc.), financial instruments, reserves, stock options and employee savings schemes.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the Internet site www.suez.com.

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NOTE 2 MAJOR TRANSACTIONS AND PRO FORMA INFORMATION

2.1 Major acquisitions impacting the comparability of 2003 and 2002 figures

The Group did not make any major acquisitions in fiscal 2003 and 2002 that could impact the comparability of the corresponding figures.

2.2 Partial sale of Northumbrian

On May 16, 2003, the Group sold its interest in Ondeo Service UK (Northumbrian) to a consortium of institutional investors (Acquavit PLC), and maintained 25% of this company after refinancing. This company was listed on the London Stock Exchange.

Northumbrian has been consolidated under the equity method since January 1, 2003.

The transaction resulted in a € 360 million loss, including the recording of a write-down, based on the sale price, for the 25% retained share. The equity accounting value, net of the write-down, totaled € 197 million as of December 31, 2003.

This transaction led to a € 3,100 million reduction in net indebtedness and a € 4,140 million reduction in tangible assets. In 2002, Northumbrian contributed € 798 million to Group consolidated revenues, € 399 million to gross operating income and € 308 million to gross cash flow.

2.3 Sale of Ondeo Nalco

On September 3, 2003, the Group announced the sale of Ondeo Nalco to a consortium comprising The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners. The sale was arranged through a competitive private bidding process in the first half of the year and generated a capital loss of € 752 million.

The transaction resulted in a € 3,676 million reduction in net indebtedness and a € 4,784 million reduction in intangible assets and goodwill.

For its annual financial statements, the Group used the alternative treatment method permitted by CRC Regulation No. 99-02, allowing the Ondeo Nalco results to be shown on one line in the income statement as of January 1, 2003 until the date of transfer of control. Similarly, had the results of Ondeo Nalco been included in the 2002 financial statements, the financial statements would have been presented as follows:

Income statement (in millions of €)	2002

Revenues*	37,964.8

Operating income before depreciation, amortization and provisions	6,205.5

Operating income	3,365.1

Financial loss	(929.5)

Exceptional loss	(1,832.0)

Income tax	(524.0)

Share in companies accounted for under the equity method**	152.0

Amortization of goodwill	(272.0)

Minority interests	822.1

Net loss, Group share	(862.5)

*	Adjusted for the change in accounting method for trading activity (cf. note 1-O).
**	Including share in net income of Ondeo Nalco.

Balance sheet—Assets (in millions of € and in net value)	2002

Intangible assets	1,654.1

Goodwill	6,176.1

Tangible assets	32,634.1

Financial assets	15,496.3

Inventories and accounts receivable	17,911.9

Marketable securities and cash and cash equivalents	8,421.5

TOTAL	82,294.0

Balance sheet—Liabilities & Shareholders’ Equity (in millions of €)	2002

Total shareholders’ equity	15,768.2

Special concession accounts	4,849.2

Reserves for contingencies and losses	9,995.2

Borrowings and long-term debt	34,470.9

Other accounts payable	17,210.5

TOTAL	82,294.0

Ondeo Nalco revenues and operating income for the first ten months of 2003 amounted to € 2.1 billion and € 0.2 billion respectively.

2.4 Partial sale of Elia in 2002

Elia, a subsidiary of Elia System Operator (ESO), was created to manage the high-voltage electricity transmission network in Belgium. On May 31, 2002, the Group sold 30% of ESO to PubliT, a company owned by several Belgian local authorities. Following this transaction, the Group held 70% of both companies. This percentage fell to 64% in 2003 following the break-up of CPTE (ESO’s parent company) in respect of the termination of the partnership between Electrabel and SPE.

The Belgian Federal Council of Ministers’ appointment of ESO to manage the transmission network was finalized on September 13, 2002. ESO and Elia, fully consolidated up until the appointment, have since been accounted for under the equity method, resulting notably from the entry into office of the new ESO non-executive directors, leading to the Group’s loss of control over this company.

This sale generated a net capital gain, Group share, of € 166.9 million and was accompanied by a resale option granted to the purchaser (the main terms and conditions of which are presented in Note 20.3 Other Commitments). The resale option, which was not exercised, expired on February 29, 2004.

In 2002, this entity contributed € 61 million to revenues, € 244 million to gross operating income and € 119 million to gross cash flow. In 2003, Elia generated income accounted for under the equity method of € 58 million.

2.5 Situation in Argentina

In Argentina, although the macro-economic environment has stabilized, it continues to suffer from the peso devaluation. Negotiations between the water concession holders and the concession granting authorities have neither resulted in the implementation of rate increases nor defined new guidelines to permanently restore a financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows.

An interim agreement relating solely to the year 2004 and laying down the main principles for renegotiating the Buenos Aires concession contract is currently underway. When it will have been signed, similar interim agreements could also be signed for the Santa Fe and Cordoba concessions.

Pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in April 2003 before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedure would seek an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the devaluation’s onset. The arbitration tribunal was recently set up, but the proceedings have not formally begun.

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At the same time, discussions with multilateral organizations (BID, IFC) have been held regularly since the beginning of the crisis in 2002, in order to determine a debt restructuring plan that would reduce the debt servicing requirements of concession holders as part of a global renegotiation of the concession contracts. The multilateral organizations are regularly informed of the progress of negotiations with the Argentine government.

The exceptional charges recorded for Argentina over the last financial years are presented in Note 5.

NOTE - 3 OPERATING INCOME

3.1 Other operating income:

(In millions of €)	2003	2002	2001

Internal costs allocated to capitalized assets (a)	396.2	587.4	524.0

Expense transfers (b)	131.5	130.8	206.6

Income from disposals and sales (c)	51.7	362.8	46.4

Other current income	465.5	525.3	573.3

TOTAL	1,044.9	1,606.3	1,350.3

(a)	Costs incurred in respect of tangible assets produced and used internally by the Company.
(b)	Includes capital increase costs offset against Group additional paid-in capital of € 3.3 million in 2003, € 14.7 million in 2002 (amount immaterial in 2001).
(c)	Notably includes income from disposals of construction site equipment and assets under concession, as well as income from the sale of venture capital companies in 2002 and 2001 for € 188.1 million and € 2.1 million.

3.2 Income from mixed inter-municipal companies and partnerships

(In millions of €)	2003	2002	2001

Share in mixed inter-municpal companies’ income	436.3	460.9	434.0

Partnerships	7.2	6.4	(10.2)

TOTAL	443.5	467.3	423.8

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities.

3.3 Other operating expenses consist of the following:

(In millions of €)	2003	2002	2001

Supplies and utility costs	2,443.6	1,849.7	1,662.7

Subcontracting	2,479.7	2,432.8	1,956.9

Rental and joint ownership expenses	578.1	527.1	460.9

External personnel	634.6	605.2	565.1

Repairs and maintenance	720.2	772.0	698.5

Professional fees	426.6	542.0	410.5

Other	5,096.0	6,299.9	5,320.9

TOTAL (a)	12,378.8	13,028.7	11,075.5

(a)	The decrease in other operating expenses primarily results from the equity accounting of Northumbrian (€ -204.3 million) and the sale of Nalco (€ -246.4 million).

3.4 Depreciation, amortization and provisions:

(In millions of €)	2003	2002	2001

Depreciation and amortization	1,982.7	2,613.8	2,701.5

Intangible assets	252.5	303.2	284.2

Tangible assets (a)	1,660.8	2,238.4	2,350.3

Assets under concession	69.4	72.2	67.0

Provisions	539.5	457.1	397.2

Renewal of fixed assets	95.9	93.1	70.7

Inventories, accounts receivable and marketable securities	86.3	54.9	215.2

Contingencies and losses	369.1	277.8	127.2

Other	(11.8)	31.3	(15.9)

Total	2,522.2	3,070.9	3,098.7

(a)	Including depreciation relating to assets held under capital lease contracts of € 96.2 million in 2003, € 98.1 million in 2002 and € 69.5 million in 2001. The decrease in tangible asset depreciation is primarily due to the equity accounting of Northumbrian (€ -129 million), the disposal of Nalco (€ -117 million), and the extension of the depreciation period for nuclear power stations (€ -71 million, see Note 1.E).

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NOTE - 4 FINANCIAL INCOME

(In millions of €)	2003	2002	2001

Dividends from investments (a)	118.3	338.3	158.7

Net interest and similar expenses	(1,097.8)	(1,385.4)	(1,628.2)

Net allocations to provisions for losses on marketable securities	(128.5)	(122.7)	(35.5)

Other financial income	227.9	193.8	247.3

Financial loss	(880.1)	(976.0)	(1,257.7)

(a)	The decrease in Dividends from investments is explained by non-consolidated securities sold in 2002, for which dividends were no longer received in 2003.

Coverage ratio for net interest and similar expenses by gross operating income:

(In millions of €)	2003	2002

Net interest and similar expenses	(1,097.8)	(1,385.4)

Gross operating income	6,010.9	7,253.7

Coverage ratio by gross operating income	5.5	5.2

The reconciliation of gross operating income with operating income is presented in Note 22.

NOTE - 5 EXCEPTIONAL INCOME

(In millions of €)	2003	2002	2001

Capital gains or losses on disposal, net	(953.8)	600.6	1,645.8

Other exceptional expenses, net	(1,803.6)	(2,384.3)	(819.6)

Exceptional income/(loss)	(2,757.4)	(1,783.7)	826.2

5.1 Capital gains or losses on disposal, net

In 2003, net capital losses were comprised of capital losses on disposal of Nalco (€ -752 million) and Northumbrian (€ -360 million), and losses relating to various listed securities (Axa, Total, Fortis, SES, Iberdrola, etc.) for € -54 million, offset by a capital gain of € 226 million on the sale of the Cespa shares.

In 2002, capital gains primarily concerned the sale of securities of TPS (€ 169.8 million), Scottish Power (€ 112.1 million), Château d’Eau (€ 90.2 million), Arcelor (€ 51.4 million), Iberdrola (€ 103.6 million), Acesa (€ 108.5 million), Adeslas (€ 82.8 million) and the partial sale of Elia (see Note 2.4, € 538.9 million). The line item also included capital gains realized on the sale of various real-estate assets (€ 188.3 million) leased back by the Group (see Note 20.2), and the impact of the sale of and allocations to / reversals of provisions against Axa (€ -225.4 million) and Fortis (€ -244.6 million) securities. Finally, there were provisions against the portfolio of miscellaneous listed and unlisted securities (€ -353 million).

In 2001, net capital gains primarily comprised the € 310.3 million dilution gain recognized on the regrouping of SUEZ and France Télécom cable activities, the sale of Vinci securities in the amount of € 298 million and Fortis securities in the amount of € 100 million, sales of Total securities (€ 164.6 million) and SES exchange capital gains (€ 137.8 million). This line item also included the impact of the conversion of the AXA bonds into securities on January 1, 2001 (treated as an exchange transaction) and write-down provisions against this line for a net amount of € 256.1 million. Some of these disposals were accompanied by financial instruments (collars or equity swaps), under which SUEZ temporarily retained the risks and benefits associated with fluctuations in the market value of the securities. These instruments matured in 2002.

5.2 Other exceptional expenses, net

In 2003, other net exceptional expenses were comprised of various charges and provisions for restructuring (€ -198 million), and asset write-downs or provisions for losses on planned disposals for € -1,070 million (including € -754 million for Noos, and € -150 million for LDCOM). In addition, this line item includes a charge of € -466 million for impairments or write-down of certain assets (major items included: € -73 million for listed securities, € -147 million in regard to goodwill balances for the Water distribution US affiliates, € -100 million regarding the exceptional goodwill amortization for the Waste Services German subsidiaries, and € -47 million for the write-down of goodwill for other Waste Services subsidiaries). Finally, other exceptional expenses include a € -73 million adjustment related to various charges and provisions resulting from the withdrawal from contracts, particularly Puerto Rico.

In 2002, other net exceptional expenses included the impact of the South-American crisis in the amount of € -826.1 million. These exceptional expenses also included various charges and provisions relating to the discontinuation of activities (€ -299.1 million, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of € -786.6 million related to value adjustments to certain assets (including € -162 million for the write-down of goodwill balances of German subsidiaries in the Waste Services sector, € -175 million for the write-down of securities and other assets in the Communication sector, € -143 for the write-down of goodwill balances of Chilean water subsidiaries and € -242 million for the write-down of Dutch energy subsidiaries). Finally, this account includes various restructuring costs and provisions (€ -168.3 million).

In 2001, other net exceptional expenses primarily comprised restructuring costs (€ 198.9 million, including € 103.4 million related to the 2003 Transform program launched by Electrabel and supply chain integration and restructuring costs of € 91.0 million incurred by Ondeo Nalco), asset write-downs (€ 360.9 million, primarily in the Communication and Waste Services sectors) and exceptional capital losses net of reversals of provisions for emerging country risk (€ 335.8 million, including € 314.4 million related to the devaluation of the Argentine peso).

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NOTE – 6 INCOME TAX

6.1 Income Tax

Income before income tax and goodwill amortization of consolidated companies breaks down as follows:

(In millions of €)	2003	2002	2001

Current income	2,324.8	2,731.6	2,806.1

Exceptional income/(loss)	(2,757.4)	(1,783.7)	826.2

Income before income tax and goodwill amortization	(432.6)	947.9	3,632.3

French companies	(1,048.0)	(694.1)	746.6

Foreign companies	615.4	1,642.0	2,885.7

Income before income tax and goodwill amortization	(432.6)	947.9	3,632.3

A reconciliation of the French statutory income tax rate (35.43% since 2002, and 36.43% in 2001) with the Group’s effective income tax charge for the years ended December 31 is presented below:

(In millions of €)	2003	2002	2001

Income before income tax and goodwill amortization multiplied by statutory rate	153.3	(335.9)	(1,323.2)

Impact of:

Taxation in jurisdictions outside of France	63.4	(20.3)	21.7

Permanent differences	(45.3)	249.6	437.6

Capital gains and other income taxed at a reduced rate or nil (a)	211.1	84.0	247.1

Additional tax expense (b)	(79.4)	(53.4)	(70.0)

Discounting of deferred tax balances	(0.9)	52.4	13.4

Unrecorded deferred tax assets on timing differences and tax loss carrry-forwards (c)	(1,048.2)	(732.9)	27.7

Change in tax rates of deferred tax liabilities or assets	(5.7)	(23.8)	(12.5)

Tax credits	19.1	66.3	11.9

Other	11.6	56.9	(75.7)

Actual income tax charge	(721.0)	(657.1)	(722.0)

Effective tax rate (actual income tax charge divided by income before income tax and goodwill amortization)	nm	69.3%	19.9%

(a)	Including non-deductible capital gains in Belgium, reduced taxation rate for the capital gain on the Cespa disposal and the impact of special tax regimes applied to Belgian coordination centers.
(b)	Including the 5% tax payable on dividends in Belgium.
(c)	The change in 2003 is primarily due to the non-recognition of deferred tax assets for net operating loss carry-forwards generated by the tax consolidation group created around SUEZ, and the indefinite loss carry-forward that arose in 2003 for the parent company of the US tax consolidation group following the Nalco disposal.

The income tax charge for the years ended December 31 breaks down as follows:

(In millions of €)	Income tax on current income			Income tax on exceptional income			Total

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Current income tax

French companies	(82.4)	(3.6)	56.8	9.8	(54.0)	(127.4)	(72.6)	(57.6)	(70.6)

Foreign companies	(535.8)	(558.1)	(557.4)	(74.3)	150.6	(3.8)	(610.1)	(407.5)	(561.2)

Total	(618.2)	(561.7)	(500.6)	(64.5)	96.6	(131.2)	(682.7)	(465.1)	(631.8)

Deferred income tax

French companies	(4.4)	(19.9)	(16.8)	8.2	5.7	(12.1)	3.8	(14.2)	(28.9)

Foreign companies	(51.9)	(139.9)	(168.3)	9.8	(37.9)	107.0	(42.1)	(177.8)	(61.3)

Total	(56.3)	(159.8)	(185.1)	18.0	(32.2)	94.9	(38.3)	(192.0)	(90.2)

Total income tax charge	(674.5)	(721.5)	(685.7)	(46.5)	64.4	(36.3)	(721.0)	(657.1)	(722.0)

In 2003, SUEZ was the parent company of a tax consolidation group comprised of 191 companies. Other tax groups are formed in France where possible.

As of December 31, 2003, the Group had net operating loss carry-forwards (NOLs) and tax credits carried forward of € 10,126.4 million, which will expire as follows:

(In millions of €)	NOLs and tax credits carried forward

2004	61.6

2005	60.1

2006	130.1

2007	414.6

2008	230.5

2009 and thereafter	9,229.5

Total (a)	10,126.4

(a)	Among the aforementioned tax loss carry-forwards, those generated by French entities may be carried forward indefinitely as from 2004.

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6.2 Deferred tax

Net deferred tax liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

(In millions of €)	2003	2002	2001

Deferred tax assets:

Net operating loss carry-forwards	2,831.9	1,570.9	963.6

Pension commitments	622.3	652.5	816.1

Accrued liabilities	1,068.8	886.8	887.8

Unrecorded deferred tax assets (a)	(2,408.1)	(1,484.4)	(957.0)

Other	642.0	866.2	708.3

Total	2,756.9	2,492.0	2,418.8

Deferred tax liabilities:

Intangible asset fair value adjustments	(154.7)	(1,078.2)	(1,342.6)

Differences between tax and accounting values of fixed assets (c)	(595.9)	(1,394.9)	(1,364.4)

Tax-driven reserves	(225.7)	(236.1)	(219.6)

Discounting of deferred tax liabilities (c)	16.5	569.3	564.4

Other	(1,789.4)	(1,410.0)	(1,184.8)

Total	(2,749.2)	(3,549.9)	(3,547.0)

Net deferred tax liabilities	7.7	(1,057.9)	(1,128.2)

(a)	Unrecorded deferred tax assets.
Unrecorded deferred tax assets in respect of the SUEZ tax consolidation group alone amounted to € 885.0 million at the end of 2003 (€ 627.4 million as of December 31, 2002). The increase in 2003 was primarily due to the non-recognition of deferred tax assets relating to loss carry-forwards generated over the period.
(b)	The decrease in this line item is due to the Nalco disposal.
(c)	The decrease is attributable to the equity accounting of Northumbrian.

The most distant date for utilizing net deferred tax assets not recorded in the consolidated balance sheet must be considered to be infinite, since most losses may be carried forward indefinitely.

Movements in net deferred tax liabilities recorded in the consolidated balance sheet, after netting of deferred tax assets and liabilities by tax entity, break down as follows:

(In millions of €)	Assets	Liabilities	Net positions

As of December 31, 2002	839.1	(1,897.0)	(1,057.9)

Net income for the period	379.0	(417.3)	(38.3)

Other (in particular changes in scope of consolidation)	(111.1)	1,215.0	1,103.9

Impact of netting by tax entity	(211.3)	211.3	0.0

As of December 31, 2003	895.7	(888.0)	7.7

NOTE - 7 COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

(In millions of €)	2003		2002		2001

	Equity	Net income/ (loss)	Equity	Net income/ (loss)	Net income/ (loss)

Belgian mixed inter-municipal companies (a)	2,233.1	0.8	2,345.2	2.6	21.7

Compagnie Nationale du Rhône (CNR) (b)	326.6	0.7	–	–	–

Northumbrian group (c)	197.2	(6.6)	5.7	1.3	(1.0)

Elia (d)	154.4	58.1	145.1	27.6	–

United Power Company	32.6	2.1	–	–	–

Malaysian water companies	23.8	3.6	28.6	3.1	5.9

Belgonucléaire	10.6	3.7	19.6	6.9	6.9

Ormas Ambiental (Waste Services, Argentina)	(13.9)	5.9	(22.1)	(24.7)	(12.1)

Maynilad Water Services	(38.6)	(6.7)	(45.3)	(10.3)	(43.8)

Polaniec (e)	–	–	99.8	5.0	5.4

Cem (Macau electricity company)	–	–	–	–	14.0

Nalco (f)	–	13.0	–	–	–

Umicore (non-ferrous metals) (g)	–	17.1	283.1	15.1	34.5

Télévision par Satellite (TPS)	–	–	–	(5.5)	(34.2)

Other (h)	407.7	74.0	410.7	30.3	336.4

TOTAL	3,333.5	165.7	3,270.4	51.4	333.7

(a)	Electrabel’s share in the income of mixed inter-municipal companies is included in operating income (see Note 3.2 for further details).
(b)	Following the acquisitions in June 2003 from various municipalities and in December 2003 from EDF, Electrabel holds 47.88% of the CNR share capital as of December 31, 2003.
(c)	Accounted for under the equity method as of January 1, 2003 following the partial sale (see Note 2.2).
(d)	Following the appointment of ESO to manage the transmission network by the Belgian Federal Council of Ministers on September 13, 2002 and the entry into office of the new ESO independent directors, ESO and Elia are accounted for under the equity method..
(e)	Fully consolidated in 2003 after the 100% buy-out of the company.
(f)	Net income/(loss) prior to disposal (accounted for under the equity method from January 1 to October 31, 2003, see Note 2.3).
(g)	Following the partial disposals and the Group dilution in Umicore as a result of the 2003 share capital increase, the company was accounted for under the equity method until December 31, 2003 and deconsolidated as of this date.
(h)	Including since 2001, Fortis for € 292.6 million.

The Group received dividends from companies accounted for under the equity method of € 606.5 million, € 492.7 million and € 529.2 million in 2003, 2002, and 2001, respectively.

Goodwill related to companies accounted for under the equity method are not included in “Companies accounted for under the equity method” but rather in “Goodwill” and totaled € 128.4 million as of December 31, 2003, compared to € 50.6 million as of December 31, 2002 and € 168.7 million as of December 31, 2001. (see Note 8).

Combined summarized financial information, prepared in accordance with Belgian GAAP, with respect to the main affiliates accounted for under the equity method, namely the Belgian mixed inter-municipal companies, is presented below as of December 31, 2003 and 2002:

(In millions of €)	2003	2002

Balance sheet information

Total current assets	3,544	3,988

Total assets	10,917	9,936

Total current liabilities	3,241	3,928

Total liabilities	3,900	4,373

Shareholders’ equity	7,017	5,562

Total liabilities and shareholders’ equity	10,917	9,936

Income statement information

Revenues	4,928	5,204

Other operating income	146	154

Operating expenses	4,007	4,329

Net income	1,070	1,567

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NOTE - 8 GOODWILL

(In millions of € and in net book value)	Positive	Negative

Balance sheet as of December 31, 2001	10,319.3	(217.0)

Goodwill recorded in 2002	487.0	(141.9)

Significant changes include:	–	–

Acquisition of an additional stake in Tractebel	140.0	–

Acquisition of Electrabel securities by Tractebel	91.4	–

Téris (acquisition of 50% from Rhodia)	37.2	–

Changes in consolidation scope and unrealized foreign exchange gains and losses (a)	(1,033.8)	(5.5)

Amortization expense	(413.0)	30.4

Exceptional amortization (b)	(648.6)	–

Balance sheet as of December 31, 2002	8710.9	(334.0)

Goodwill recorded in 2003	712.6	(6.5)

Significant changes include:	–	–

Electrabel (from 45.32% to 50.12%)	359.5	–

Compagnie Nationale du Rhône (CNR)	96.1	–

Tirreno Power	81.0	–

ACEA group	38.4	–

Changes in consolidation scope and unrealized foreign exchange gains and losses (c)	(2,885.7)	74.1

Amortization expense	(287.3)	20.5

Exceptional amortization (d)	(399.0)	–

Balance sheet as of December 31, 2003	5,851.5	(245.9)

(a)	Notably the impact of exchange rate fluctuations in the amount of € -662.4 million and sales in the amount of € -275.8 million (mainly Thai power plants, Coficem, Château d’eau and TPS).
(b)	Included in the Statement of income in Other net exceptional expenses. Primarily concerns in 2002, the write-down of goodwill balances of certain subsidiaries operating in the Waste Services business in Germany (€ 162.3 million), the Water business in Chile (€ 143.4 million) and Argentina (€ 74.6 million) and the Energy business in Holland (€ 242.0 million).
(c)	Comprises the impact of exchange rate fluctuations in the amount of € -175.4 million and sales in the amount of € -2,752.2 million (particularly Nalco for € -2,584.4 million, Cespa for € -32.4 million, and Northumbrian for € -46.0 million).
(d)	In 2003, comprised primarily of the € 309.1 million sale of operating units as part of the Group’s continuing operation strategy, specifically the write-down of goodwill for the US subsidiaries in Water distribution (€ -146,9 million), and an additional write-down in the Waste Services business line in Germany (€ -100.0 million). As necessitated by revised profit forecasts of the entities concerned, these write-downs brought the value of these entities on consolidation into line with their fair value (see Note 1-F).

The breakdown by segment is as follows (based on the related segment of parent companies):

(In millions of € and in net book value)	2003	2002

Positive goodwill

ENERGY	3,268.3	2,900.9

SEIS	8.3	2,593.8

SUEZ ENVIRONNEMENT (SE, formerly SELS)	1,866.7	2,366.7

Other (a)	708.2	849.5

TOTAL	5,851.5	8,710.9

Negative goodwill

ENERGY	206.3	215.6

SEIS	0.1	0.1

SUEZ ENVIRONNEMENT (SE, formerly SELS)	39.5	115.1

Other	–	3.2

TOTAL	245.9	334.0

(a)	For 2003 and 2002, the goodwill from companies in the Other segment concerns subsidiaries in Energy (€ 320.7 million and € 348.7 million respectively), SE (€ 194.9 million and € 223.7 million respectively) and Communication (€ 192.7 million and € 277.1 million respectively).

NOTE - 9 TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1 Tangible and intangible assets

		Movements during the year

(In millions of €)	As of December 31, 2002	Consolidation scope and foreign exchange gains/ (losses) (a)	Additions ( b)	Other movements (c)	As of December 31, 2003

Intangible assets	5,423.6	(2,594.2)	216.9	195.9	3,242.2

Assets owned outright	52,200.0	(8,816.3)	2,400.6	(1,337.9)	44,446.4

Assets under concession	8,249.7	(64.8)	178.2	106.8	8,469.9

Tangible assets	60,449.7	(8,881.1)	2,578.8	(1,231.1)	52,916.3

(a)	Decrease in scope mainly results from the impact of the Northumbrian disposal (€ -5,120.5 million) following its accounting under the equity method, the disposal of Nalco (€ -4,217.3 million), Cespa (€ -450.5 million), the partial disposal of CPTE for € -829.2 million, offset by the full consolidation of Polaniec (€ 673.8 million), and the entry into the scope of consolidation of Tirreno Power for € 530.7 million. Also includes the negative impact of foreign exchange fluctuations following the depreciation of the US dollar and the pound sterling for € -1,514.3 million and € -76.7 million respectively.
(b)	Additions mainly result from Tractebel Power Inc. (€ 399.1 million), Electrabel (€ 200.0 million) and Baymina (€ 100.0 million).
(c)	Includes the impact of disposals and eliminations (€ -898.8 million) and, among assets under concession, capital expenditure financed or contributed by third parties (local authorities, water authorities) for € 123.2 million.

Depreciation and amortization:		Movements during the year

(In millions of €)	As of December 31, 2002	Consolidation scope and foreign exchange gains/ (losses) (a)	Allocations (b)	Other movements (c)	As of December 31, 2003

Accumulated amortization, intangible assets	1,520.6	(347.9)	434.2	2.5	1,609.4

Assets owned outright	24,528.2	(2,566.9)	1,682.5	(723.8)	22,920.0

Assets under concession	2,645.7	(21.9)	50.3	194.9	2,869.0

Accumulated amortization, tangible assets	27,173.9	(2,588.8)	1,732.8	(528.9)	25,789.0

(a)	Decrease in scope mainly results from the impact of the Nalco disposal for € -1,326.7 million, the equity accounting of Northumbrian for € -980.0 million, the disposal of Cespa for € -204.6 million and the partial disposal of CPTE for € -402.8 million.
Increase in scope results from the full consolidation of Polaniec for € 416.5 million and Tirreno Power for € 247.0 million. Includes the impact of the depreciation of the US dollar and pound sterling for € -285.6 million and € -34.1 million.
(b)	Includes the impact of the NOOS network impairment for € -150.0 million.
(c)	Includes the impact of disposals and eliminations (€ -595.5 million) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (€ 189.5 million).

9.2 Tangible assets owned outright

(In millions of €)	2003	2002	2001

Land	1,282.0	817.2	1,031.5

Buildings	3,405.4	4,731.8	5,971.9

Machinery and equipment	11,290.2	15,783.2	17,753.6

Capitalized dismantling and asset retirement costs (a)	161.9	163.8	—

Vehicles	584.7	623.9	666.1

Fixed assets under capital lease	1,202.8	908.0	1,058.8

Construction in progress and down-payments	2,377.0	2,989.5	3,796.2

Other fixed assets	1,222.4	1,654.4	2,181.0

Total net value	21,526.4	27,671.8	32,459.1

(a)	See Note 1-M.

Fixed assets under capital lease as of December 31, 2003, 2002 and 2001 break down as follows:

(In millions of €)	2003	2002	2001

Buildings	270.3	270.0	380.9

Machinery and equipment	1,321.4	921.5	837.1

Vehicles and other tangible fixed assets	104.7	217.7	272.0

Gross fixed assets under capital lease	1,696.4	1,409.2	1,490.0

Accumulated depreciation	(493.6)	(501.2)	(431.2)

Net fixed assets under capital lease	1,202.8	908.0	1,058.8

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The decrease in 2003 of buildings and machinery and equipment is primarily the result of the equity accounting of Northumbrian (€ -486.1 million and € -3,124.7 million, respectively) and the disposal of Nalco (€ -76.0 million and € -382.0 million, respectively).

The decrease in 2002 in tangible fixed assets owned outright or under capital lease is due to sales of real-estate assets during the period (see Note 5).

Depreciation of and provisions against tangible fixed assets owned outright (€ 1,682.5 million, € 2,331.4 million and € 2,381.8 million for 2003, 2002 and 2001 respectively) are primarily included in “Depreciation, amortization and provisions” in the accompanying consolidated statements of income.

9.3 Tangible assets under concession

(In millions of €)	2003	2002	2001

Placed under concession by the concession holder	2,058.1	1,949.4	1,966.6

Placed under concession by the concession grantor	3,542.8	3,654.6	3,565.9

Net value-assets	5,600.9	5,604.0	5,532.5

Financing by third parties	277.1	292.9	295.9

Counterpart of fixed assets received	3,542.8	3,654.6	3,565.9

Additional amortization due to asset lives greater than concession duration	1,027.5	901.7	806.8

Concession accounts-liabilities	4,847.4	4,849.2	4,668.6

Total net book value	753.5	754.8	863.9

9.4 Intangible assets

(In millions of €)	2003	2002	2001

Intangible assets resulting from the acquisition of SEIS and SE companies (a)	169.7	2,191.9	2,671.5

Purchased goodwill	129.6	296.8	107.5

Software	163.0	192.2	189.0

Intangible rights related to concession contracts (b)	533.3	481.2	484.5

Other intangibles (c)	637.2	740.9	782.4

Total net value	1,632.8	3,903.0	4,234.9

(a)	At the end of 2003, this mainly concerns the Water rights of Aguas Andinas (total net value = € 169.7 million; see Note 1-C).
At the end of 2002, this also included intangibles (customer portfolio, brands, patents and licenses, amortized over their useful life which does not exceed 30 years) of Nalco, sold in 2003, for a total net value of € 2,024.8 million.
(b)	Intangible assets relating to concession contracts are costs paid or payable in return for concession rights. These costs are amortized on a straight-line basis over the term of the contract to which they relate.
(c)	The decrease in 2003 results from the write-down recorded by Noos for the civil engineering user right granted by France Telecom (€ 150 million) and from its amortization over its legally protected term of 20 years.

Amortization of and provisions against intangible assets (€ 434.2 million, € 327.8 million, and € 321.5 million for 2003, 2002 and 2001 respectively) are primarily included in “Depreciation, amortization and provisions” in the accompanying consolidated statements of income.

NOTE - 10 INVESTMENTS AND MARKETABLE SECURITIES

10.1 Equity securities and other investments

The main equity securities and other investments are as follows:

	As of December 31, 2003		As of December 31, 2002		As of December 31, 2001

(In millions of €)	Market or estimated value	Net book value	Market or estimated value	Net book value	Market or estimated value	Net book value

Fortis (a)	297.6	292.5	1,669.3	1,669.3	3,978.0	2,278.9

Total	14.8	14.2	527.4	527.4	1,211.4	953.9

Union Fenosa	90.2	86.5	76.0	77.7	–	–

Iberdrola	–	–	–	–	605.2	467.8

Axa	–	–	–	–	542.2	542.2

SES Global	–	–	106.4	106.4	199.6	197.2

Acesa	–	–	–	–	166.5	61.9

Arcelor	–	–	–	–	70.0	32.8

Ora Galilée/Marignan (b)	–	–	–	–	195.1	195.1

LDCOM (b)	235.0	235.0	389.9	389.9	–	–

Gas Natural	211.8	203.2	209.7	208.8	–	–

Repurchase agreements (c)	–	–	1,107.4	1,107.4	–	–

Umicore (d)	181.3	181.3	–	–	–	–

Other	1,453.8	1,191.2	1,648.4	1,646.7	2,250.0	1,923.3

TOTAL	2,484.5	2,203.9	5,734.5	5,733.6	9,218.0	6,653.1

(a)	During 2003, the 70 million Fortis shares backed by the share redeemable bond issued during the period were reclassified in marketable securities (See Note 10.4)
(b)	During the first half of 2002, SUEZ purchased the entire share capital of Galilée Développement and Marignan Investissements, which in turn hold 47.7% of the share capital of FirstMark Communications France (FMCF) for € 0.1 million. All FMCF shares held by the Group were then contributed to LDCOM, SUEZ having subscribed to two LDCOM share capital issues in the amount of € 200 million. As of December 31, 2003, SUEZ’s stake in LDCOM, after impairment, is € 235.0 million, representing 16.65% of the share capital.
(c)	Within the context of the active management of these equity securities, the Group entered into a number of share repurchase agreements and equivalents in 2002, the securities concerned being retained in the consolidated balance sheet. These corresponded to investments in Axa (11.3 million shares, for a net book value of € 157.1 million), Fortis (38.7 million shares, for a net book value of € 636.2 million), Total (1.5 million shares for a net book value of € 204.4 million) and Vinci (2 million shares for a net book value of € 109.7 million). All the securities concerned were sold in 2003.
(d)	Following the partial disposals and the Group dilution in Umicore as a result of the 2003 share capital increase, the company was accounted for under the equity method until December 31, 2003 and deconsolidated after that date.

The movements break down as follows:

(In millions of €)

As of December 31, 2001	6,653.1

Acquisitions (a)	3,184.3

Disposals, net book value (b)	(2,961.2)

Net allocations to reserves	(807.1)

Changes in consolidation scope, exchange rate fluctuations and other changes (c)	(335.5)

As of December 31, 2002	5,733.6

Acquisitions (a)	115.5

Disposals, net book value (b)	(2,097.8)

Net allocations to reserves	(161.4)

Changes in consolidation scope, exchange rate fluctuations and other changes (c)	(1,386.0)

As of December 31, 2003	2,203.9

(a)	In 2002, the main acquisitions concerned the securities of Total (€ 1,075.9 million), Fortis (€ 579 million), LDCOM and Gas Natural. In 2003, the main acquisitions involved Seanergie (€ 19.6 million) and LGAI (€ 11.0 million) securities.
(b)	In 2002, the main disposals concerned the securities of Total (€ 1,061.9 million), Fortis (€ 322.2 million), Arcelor and Labeyrie. In 2003, the main disposals involved Fortis (€ 837.8 million), Total (€ 718.9 million), AXA (€ 157.1 million), SES Global (€ 106.4 million) and Vinci (€ 109.7 million).
(c)	In 2002, this line item comprised the impact of the contribution of the FirstMark Communications France (FMCF) shares to LDCOM, the first consolidation of the NTL subsidiaries in France and goodwill. In 2003, changes primarily included the impact of the reclassification into marketable securities of the € -1,190 million in Fortis shares backed by the share redeemable bond, the first consolidation of Acea Electrabel (€ 200.2 million) and the deconsolidation of Umicore (€ 181.3 million).

Gains and losses realized by the Group on the disposal of equity securities totaled € -786 million, € 556.6 million, € 933.8 million (before reversal of provisions) in 2003, 2002 and 2001 respectively, and are included in the accompanying consolidated statements of income as “Exceptional income”.

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10.2 Companies accounted for under the equity method (See NOTE - 7)

10.3 Other assets:

Other assets are primarily comprised of the Group loan to Elia in the net amount of € 642.5 million. In 2002, the line item was also comprised of loans granted by SUEZ as part of its Cable activities (SUEZ Lyonnaise Telecom, 50.1% proportionally consolidated company), maturing within one year and accompanied by clauses for some loans enabling their repayment in SUEZ Lyonnaise Telecom shares (these items, for a net amount of € 487.7 million in 2002, were fully written down as of December 31, 2003).

10.4 Marketable securities

The estimated fair value of the Group’s marketable securities as of December 31, 2003 was € 5,022.4 million (€ 2,583 million at the end of 2002) with an unrealized capital gain of € 7.4 million (€ 7.3 million in 2002).

As of December 31, 2003, marketable securities mainly included treasury notes, mutual fund shares and the Fortis shares backed by the share redeemable bond (€ 1,190 million).

The net reversal provisions against marketable securities are recorded in financial income and amounted to € 3.7 million in 2003, compared to net allocations of € 6.7 million in 2002 and € 5.1 million in 2001.

Net gains and losses from sales of marketable securities, included in other net financial income as total income from marketable securities (see Note 4), consisted of the following:

(In millions of €)	Gains	Losses	Total

2003	112.4	(81.0)	31.4

2002	67.8	(60.4)	7.4

2001	37.2	(5.5)	31.7

NOTE 11 – CURRENT ASSETS

11.1 Inventories and work-in-progress

	As of December 31, 2003			As of December 31, 2002			As of December 31, 2000

(In millions of €)	Gross	Reserves	Net	Gross	Reserves	Net	Gross	Reserves	Net

Raw materials (a)	884.1	70.6	813.5	1,063.5	75.2	988.3	1,052.6	74.2	978.4

Work in-progress (a)	764.2	30.1	734.1	1,220.3	53.7	1,166.6	2,659.3	35.8	2,623.5

Finished products and goods	307.4	4.9	302.5	506.4	8.7	497.7	615.5	14.1	601.4

Total	1,955.7	105.6	1,850.1	2,790.2	137.6	2,652.6	4,327.4	124.1	4,203.3

(a)	The change in 2003 for raw materials and finished products is due to the disposal of Nalco (€ -64.1 million and € -170.3 million respectively). The change in work-in-progress in 2002 is related to deduction of advances and down-payments received by the Energy companies acquired in 2001. The movement must be considered in conjunction with the movement in advances and down-payments received on orders recorded in liabilities.

11.2 Trade accounts and notes receivable

The Group implemented a debt securitization program in 2002 and pursued it in 2003. The principal characteristics are described in Note 20.5.

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NOTE 12 – PREPAID EXPENSES AND DEFERRED INCOME

	2003		2002		2001

(in millions of €)	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income

Prepaid expenses on pensions (a)	140.1	–	329.7	–	199.0	–

Deferred tax (b)	895.7	888.0	839.1	1,897.0	999.3	2,127.5

Bond discounts	157.2	–	91.5	–	110.1	–

Expenses to be amortized	317.2	–	265.0	–	281.5	–

Advance billing	–	214.5	–	201.8	–	180.0

Other prepayments and accruals	844.5	1,682.0	775.2	1,936.7	637.9	2,194.0

TOTAL	2,354.7	2,784.5	2,300.5	4,035.5	2,227.8	4,501.5

(a)	See Note 19 for the breakdown of pension plan commitments.
(b)	See Note 6 for changes in deferred tax.

NOTE 13 – SHAREHOLDERS’ EQUITY

13.1 Share capital

The Group’s share capital consisted of:

As of:	Number of shares making up the share capital	Par value (in €)	Share capital (in millions of €)

December 31, 2003	1,007,679,806	2	2,015.3

December 31, 2002	1,007,422,403	2	2,014.8

December 31, 2001	1,026,280,965	2	2,052.6

Generally, each holder of shares is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2 Consolidated reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital par value. This reserve cannot be distributed to shareholders other than in liquidation.

Not all consolidated reserves may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled € 16,147.4 million as of December 31, 2003, € 18,994.0 million as of December 31, 2002, and € 19,795.3 million as of December 31, 2001.

13.3 Cumulative translation adjustments

In millions of €	As of December 31, 2003	Change	As of December 31, 2002	As of December 31, 2001

Euro zone	(51.8)	38.3	(90.1)	(88.0)

Dollar zone (US$ and CA$)	(690.0)	(553.2)	(136.8)	431.0

Pounds sterling	(35.8)	(63.8)	28.0	190.9

Brazilian real	(953.0)	35.1	(988.1)	(338.0)

Argentine peso	(220.4)	39.1	(259.5)	(92.9)

Other currencies (a)	(287.8)	(43.3)	(244.5)	9.3

TOTAL	(2,238.8)	(547.8)	(1,691.0)	112.3

(a)	The change observed includes, in 2003, the impact of the deterioration in exchange rates for the Thai baht (€ -109.4 million) and, in 2002, the Chilean peso (€ -140.8 million).

13.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the shareholders’ annual general meetings held on April 25, 2003. This program provides for the purchase of a maximum of 10% of the share capital as of the Annual General Meeting date.. It also requires that the accrued amount of acquisitions net of charges must not exceed the sum of € 3.6 billion, the maximum purchase price must not exceed € 36 per share and the minimum selling price may not be less than € 12 per share.

Under this program, 1,452,909 shares were purchased in 2003 for a total of € 15.7 million and 1,219,175 shares were sold for € 17.8 million.

Treasury stock (see Note 1.A) deducted from consolidated shareholders’ equity as of December 31, 2003 comprised 13,656,943 shares (compared to 13,658,943 shares as of December 31, 2002 and 25,922,892 shares as of December 31, 2001) for a total value of € 372.6 million (€ 372.6 million as of December 31, 2002 and € 830.5 million as of December 31, 2001).

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Of these, Group shares owned by fully or proportionally consolidated subsidiaries and deducted from shareholders’ equity totaled € 3.6 million as of December 31, 2003 compared to € 72.5 million as of December 31, 2002 and December 31, 2001, SUEZ having purchased the treasury stock previously held by its subsidiary, Société Générale de Belgique, in 2003.

	In millions of €			Number shares
	Deducted from SH’s equity	Marketable securities	Total	Deducted from SH’s equity	Marketable securities	Total

December 31, 2002	372.6	2.0	374.6	13,658,943	208,596	13,867,539

Purchases by the parent company	–	15.7	15.7	–	1,452,909	1,452,909

Sales by the parent company	–	(12.3)	(12.3)	–	(1,217,175)	(1,217,175)

Write-downs by the parent company	–	0.5	0.5	–	–	–

Sales by other Group companies	ns	–	ns	(2,000)	–	(2,000)

December 31, 2003	372.6	5.9	378.5	13,656,943	444,330	14,101,273

The Board of Directors meeting of November 20, 2002 decided to reclassify in Other financial assets, 12,625,000 treasury shares initially recorded in marketable securities and held to cover stock purchase options granted to employees. As a result of recent stock market movements, the exercise conditions of these options are, in the Group’s opinion, no longer attractive to employees. In accordance with the transitional measures provided in opinion 2002-D of December 18, 2002 issued by the French Accounting Regulation Committee Urgent Issues Taskforce, this reclassification was performed at net book value as of June 30, 2002, or € 348.6 million.

13.5 Transactions resulting in goodwill being charged against net equity

•	Merger of Lyonnaise des Eaux and Compagnie de SUEZ in 1997

The goodwill relating to this transaction (€ 712.3 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts over the expected lives of the underlying businesses as detailed in note 1-D. The corresponding goodwill amortization expense would have amounted to € 6 million in 2003.

The sale of Fortis B and Elia securities in 2001 and 2002 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of € 77.3 million and € 128.2 million respectively. These amounts take account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

In 2002, the exceptional write-down of Fortis and Coditel goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, totaled € 992.0 million. This amount takes account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

•	Public offer of exchange for Société Générale de Belgique (SGB) in 1998

The goodwill relating to this transaction (€ 2,494.7 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses, that is 40 years for Energy activities and 20 years for all other activities. The corresponding recurring goodwill amortization expense would have amounted to € 34.4 million in 2003.

In 2003, the exceptional write-down of goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, totaled € 400 million. This amount takes account of similar effects relating to the public offer of exchange for Tractebel described below.

•	Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (€ 5,695.5 million) was charged directly against associated paid-in capital and allocated to the principal Tractebel subsidiaries. It is subject to an accounting treatment comparable to that described above, based on an amortization period of 40 years (theoretical recurring charge in 2003: € 140 million).

•	Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (€ 565.6 million) was charged directly against associated paid-in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical recurring charge in 2003: € 20 million).

The sale of Cespa securities in 2003 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of € 27 million.

13.6 Changes in accounting policy

•	Impact of the application of CRC Regulation 2000-06 regarding liabilities as of January 1, 2002:

(In millions of €)	Value as of January 1, 2002

Capitalization of the net present value of dismantling costs on the commissioning date	335.2

Depreciation of this incidental asset from the commissioning date	(162.8)

Impact of the above changes in method on reserves for contingencies and losses	(280.2)

Deferred tax	20.3

Impact on total shareholders’ equity	(87.5)

Impact, Group share	(48.3)

Impact, Minority interests	(39.2)

•	Impact of the application of the new consolidated financial statement regulation on net deferred tax liabilities as of January 1, 2000:

The impact of the change in accounting method as of January 1, 2000 introduced by the new consolidated financial statement regulation breaks down as follows:

(In millions of €)	Value as of January 1, 2000

Recording of deferred tax liabilities on UK water companies (nominal value)	(510.4)

Discounting of deferred tax (a)	507.0

Other	(46.1)

Total	(49.5)

Impact on investments accounted for under the equity method	6.6

Impact on total shareholders’ equity	(42.9)

Impact, Group share	(24.7)

Impact, Minority interests	(18.2)

(a)	The discount rates used were determined individually by reference to government bond rates and reversal schedules. Essentially, only two Group companies are affected by the discounting measures (Northumbrian and Aguas Argentinas), which concern specific tax regimes applicable to fixed asset depreciation practices.

In accordance with this change in accounting method, the deferred tax asset or liability position is now presented net for each tax entity.

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•	Capitalization of interim interest during the construction phase of a self-constructed asset as of January 1, 2000:

The impact of the change in accounting method as of January 1, 2000 resulting in the systematic capitalization of interim interest during the construction phase of self-constructed assets breaks down as follows:

(In millions of €)	Value as of January 1, 2000

Gross value of tangible fixed assets	206.5

Accumulated depreciation	(21.8)

Total net value	184.7

Corresponding deferred tax	(51.7)

Impact on total shareholders’ equity	133.0

Impact, Group share	80.5

Impact, Minority interests	52.5

13.7 Dilutive instruments

•	Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of € 79.27. These bonds are redeemable in full on January 1, 2006 at a price of € 96.04, corresponding to 121.15% of the issue price. Each bond can be converted at any time at the rate of five Group shares for one bond. Given the conversion of 457,320 bonds in 2001, 156,217 bonds in 2002, and 460 bonds in 2003, the 2,593,928 convertible bonds outstanding as of December 31, 2003, confer entitlement to 12,969,640 SUEZ shares.

13.8 Calculation of basic and diluted earnings/(loss) per share

Numerator (in millions of €)	2003	2002	2001

Net income/(loss), Group share (a)	(2,165.2)	(862.5)	2,086.7

Impact of dilutive instruments:

-Elimination of the remuneration and amortization of bond issue premiums	14.1	9.3	7.3

Diluted net income/(loss), Group share (b)	(2,151.1)	(853.2)	2,094.0

Denominator

Average number of shares outstanding, (in millions) (c)	993.5	991.3	985.1

Impact of dilutive instruments:

-Bonds	13.0	13.3	15.4

-Stock subscription and purchase option plans reserved for employees	0.3	5.0	5.3

Diluted average number of shares outstanding (d)	1,006.8	1,009.6	1,005.8

Earnings/(loss) per share in € (a)/(c)	(2.18)	(0.87)	2.12

Diluted earnings/(loss) per share in € (b)/(d) (see 1)	(2.14)	(0.85)	2.08

Adjusted to (see 1)	(2.18)	(0.87)	na

(1)	The method used to determine diluted earnings/(loss) per share automatically leads to the recognition of a positive impact because of the losses recognized for 2003 and 2002. Pursuant to Opinion N° 27 of the Conseil Supérieur of the Ordre des Experts Comptables, diluted earnings/(loss) per share amount to respectively € -2.18 and € -0.87, in 2003 and 2002, which is identical to earnings/(loss) per share.

NOTE 14 – MINORITY INTERESTS

Changes in minority interests for the years ended December 31 are as follows:

In millions of €	2003	2002

Minority interests as of January 1	5,190.7	6,447.0

Dividends distributed	(592.9)	(641.0)

Change in unrealized foreign exchange gains and losses (a)	(45.0)	(622.5)

Income for the year	910.5	822.1

Changes in the consolidation scope (b)	(616.1)	(775.7)

Impact of the change in method of accounting for reserves for dismantling installations (see Note 13.6)	–	(39.2)

Minority interests as of December 31	4,847.2	5,190.7

(a)	In 2002, this heading primarily comprised the impact of the deterioration in the Argentine peso (€ -141.7 million), Brazilian real (€ -170.2 million) and Chilean peso (€ -255.0 million) exchange rates and, in 2003, the impact of depreciations for the US dollar (€ -17.2 million), Polish zloty (€ -16.5 million) and the Oman rial (€ -16.6 million).
(b)	In 2002, this heading primarily comprised the impact of the buyout of Lyonnaise Europe//Northumbrian minority interests in the amount of € -333.0 million, the strengthening of the Group’s interest in Aguas Andinas for € -31.0 million and in Tractebel Energia for € -43.0 million, the equity accounting of Elia for € -224.0 million, the entry into the scope of consolidation of HHPC for € 22.0 million, and the strengthening of the Group’s interest in Electrabel for € -71.0 million and in Tractebel for € -74.0 million.
In 2003, this heading primarily comprised the impact of the strengthening of the Group’s interest in Electrabel (€ -567.6 million), the equity accounting of UPC (€ -63.1 million), the sale of Cespa (€ -53.3 million) and the partial common stock redemption for Aguas Andinas (€ -159.2 million). These changes were partially offset by the full consolidation of Polaniec (€ 66.0 million), and the entries into the scope of consolidation of CNR (€ 99.7 million) and the Italian subsidiaries Acea Electrabel and Tirreno Power (€ 46.6 million).

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NOTE 15 – RESERVES FOR CONTINGENCIES AND LOSSES

In millions of €	2002	Allocation	Reversal for utilization	Reversal for excess	Change in consol. scope	Other	2003

Pension liabilities (see note 19)	2,243.0	215.9	(163.2)	(9.4)	(167.5)	18.7	2,137.5

Reprocessing and storage of nuclear fuels (a)	2,350.9	297.7	(21.6)	(0.1)	—	—	2,626.9

Renewals and major repairs (b)	1,291.5	343.3	(219.6)	(30.3)	(30.4)	(122.6)	1,231.9

Sector-related risks (c)	322.0	72.9	(142.8)	(8.3)	0.7	0.8	245.3

Dismantling of installations (d)	1,276.7	106.9	(40.5)	(0.2)	30.7	0.8	1,374.4

Losses on completion and contractual commitments (e)/(f)	830.1	286.4	(350.4)	(12.9)	19.1	(34.5)	737.8

Disputes, claims and tax risks (see Note 21)	404.3	213.7	(100.2)	(14.0)	(11.3)	(50.4)	442.1

Site rehabilitation (g)	432.6	64.0	(64.0)	(0.6)	(27.8)	7.0	411.2

Restructuring costs	296.0	173.6	(116.9)	(35.8)	(11.5)	28.4	333.8

Other contingencies and losses (h)	427.0	289.5	(163.9)	(7.3)	90.3	18.0	653.6

Negative goodwill, net of amortization (see note 8)	334.0		(74.2)	—	0.5	(14.4)	245.9

Total reserves for contingencies and losses	10,208.1	2,063.9	(1,457.3)	(118.9)	(107.2)	(148.2)	10,440.4

The above cross-references are on page 149 and following.

Impact	Allocation	Release	Net allocation

Operating income (a)	1,418.4	(1,027.6)	390.8

Financial income	49.7	(18.0)	31.7

Exceptional income	595.8	(530.6)	65.2

TOTAL	2,063.9	(1,576.2)	487.7

(a)	Including reversal of negative goodwill in the amount of €-74.2 million.

Net allocations for the year primarily concern reserves recorded for the sale of loss-making contracts and activity in the amount of € 190.0 million and allocations for nuclear waste reprocessing and storage (€ 276.1 million).

Changes in the scope of consolidation (€ -107.2 million) principally reflect the disposal of Nalco, while the impact of exchange rate fluctuations (€ -104.0 million) included in the Other column is primarily due to the Group’s UK, Argentine and North American subsidiaries in the Environment sector.

(a)	Reprocessing and storage of nuclear fuels: when nuclear fuel is removed from a reactor, it remains radioactive and must be treated. This reserve covers all the costs related to the treatment of the spent nuclear fuel produced to the end of the period. As such, the reserve incorporates all costs incurred in the fuel reprocessing cycle: internal costs incurred through the removal of the fuel from the reactor and initial on-site storage; costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel.

The reserve for spent fuel is based on the real internal costs incurred and external costs on the basis of signed contracts with third parties, being independent transportation, reprocessing and storage companies, or detailed proposals on tariffs received from independent bodies. The estimates are based upon current technical reprocessing capabilities, and actual costs incurred in the future may vary compared to the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time with improvements in technology and increases in reprocessing capacity. However this is no indication as to the likely future evolution in these costs.

The reserve has been calculated based upon the used nuclear fuel being reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has, to date, not definitively prescribed this option and it is not, as yet, clear when such a final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based upon currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the reserve.

The reserve is calculated to incorporate all procedures required by European, State and regional environmental regulations either currently or planned for implementation. The Group is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary significantly.

Based upon current forecasts for the operating lives of the nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2060. The reserve has been calculated using a discount rate of 8.6% p.a.

The Monitoring Committee created In 2004, in connection with the Belgian law of April 11, 2003 with respect to “provisions raised for the dismantling of nuclear power stations and the management of radioactive and fissile materials”, will now be responsible for controlling the provisioning process for commitments. It will analyze the recording methods for these provisions for 2004/2005.

(b)	Renewals and major repairs: includes the obligation of the Group entities under concessions to renew concession assets and to return them in good working condition. These reserves are determined by estimating the cost of replacing installations, discounted each year at rates reflecting inflation factors. The useful life of fixed assets other than water pipes and mains may be shorter than the life of the contract. Accordingly, the reserve is recorded over the useful life of the asset and is calculated asset-by-asset, based on the respective replacement value. For water pipe systems, annual reserves are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Reserves for major repairs are intended to cover major repairs to and servicing of both conventional and nuclear power stations, as well as gas production and transportation facilities.

Other routine maintenance and repair costs are expensed as incurred.

(c)	Sector-related risks: includes reserves for specific risks related to a business sector, reserves for contingencies relating to unconsolidated subsidiaries, as well as those covering warranties given within the context of disposals and which are likely to be called. For the real estate sector, these reserves correspond to losses on sales of real estate programs the Group is obliged to settle or estimated losses on sales of remaining real estate programs. The estimated losses are valued based on the fair value of each individual real estate program to be sold, net of sales expenses. Fair value is either measured by the current market value or the current market price or by discounting future cash flows. Market value or market prices are valued based on recent transactions for similar buildings or on independent appraisals.

(d)	Dismantling installations: Installations, and principally conventional and nuclear power stations, must be dismantled at the end of their operational life. This obligation may be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

In 2002, the Group applied CRC Regulation No. 2000-06 on liabilities with retroactive effect to January 1, 2002. A reserve is thus recorded when installations are commissioned for the discounted present value of estimated dismantling costs, and an offsetting asset is recognized. The discounted present value is calculated using a discount rate that reflects the risk-free long-term interest rate (life of the installation), adjusted for the credit risk of the company.

After commissioning and throughout the life of the installation, the reversal is adjusted to reflect the passage of time, and the offsetting asset is depreciated on a straight-line basis. The impact of the change in accounting method is recorded directly in shareholders’ equity.

The main installations concerned are nuclear power stations, for which the reserve covers all dismantling-related costs, including:

•	removal of the spent nuclear fuel, drainage of the liquid systems, disconnection of the operating systems,

•	dismantling of the reactor core and biological shielding,

•	complete dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of nuclear power station dismantling are estimated every 5 years on the basis of a detailed study carried out by an independent third-party expert. The most recent study was performed in 2000.

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At the end of 2003, the reserve for dismantling nuclear power stations is based on the cost estimate presented in this study and is consistent with the work schedule used therein.

The Monitoring Committee created In 2004, in connection with the Belgian law of April 11, 2003 with respect to “provisions raised for the dismantling of nuclear power stations and the management of radioactive and fissile materials”, will now be responsible for controlling the provisioning process for commitments. It will analyze the recording methods for these provisions for 2004/2005.

For conventional power stations, the dismantling reserve takes into account, in accordance with the new accounting standard, all legal and/or implicit obligations.

The company is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the costs estimates used as a basis for the calculation could vary significantly.

(e)	Losses on completion – Project completion – Warranties: represents reserves for long-term contracts partially completed at year-end, but for which a loss on completion is expected, reserves to cover costs to be borne following completion of a project (cost of withdrawing equipment and staff, possible redundancy payments, site rehabilitation, disputes with sub-contractors, etc.), and reserves for warranties which primarily concern companies in the Energy sector that have a contractual commitment to maintain in serviceable condition or replace equipment forming part of installations covered by a “total warranty” clause.

(f)	Contractual commitments: reserves recognized on the acquisition of subsidiaries and taken into account in purchase price allocation, in respect of contractual obligations inherent to their business (contractual commitments principally relate to maximum price commitments of limited duration, in regard to the initial contracts of Tracetebel Energia in Brazil, and are amortized pro rata to the volumes concerned).

(g)	Site rehabilitation: includes reserves relating to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These reserves cover, in addition, the long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization and net of work already carried out and are provided over the period of operation. Costs arising following site closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value.

(h)	Other contingencies and losses: this item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 16 – BORROWINGS AND LONG-TERM DEBT

16.1 Management of financial contingencies

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services – TCMS, Cocetrel coordination center) and redistributed to borrowing subsidiaries.

An intermediate pooling is performed either within each business activity (Tractebel, Ondeo Nalco, Ondeo Degrémont, Sita, etc.) or by geographical area (SUEZ Finance LP for the US dollar, SUEZ Finance SA in France and TCMS in Belgium for the euro, etc.).

Any residual balance after utilization within the Group is invested to ensure maximum liquidity at minimum risk with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties.

As of December 31, 2003, no single counterparty represented more than 14% of cash surplus investments.

16.2 Borrowings and long-term debt by category

In millions of €	December 31, 2003	December 31, 2002

Bond issue	15,018.3	14,800.8

Commercial paper	1,562.9	3,254.8

Withdrawals on credit facilities	1,101.4	3,389.4

Capital lease contracts (a)	1,252.7	1,421.8

Other bank borrowings	6,241.5	9,317.1

Other borrowings	430.1	942.7

Total long-term borrowings	25,606.9	33,126.6

Bank overdrafts and cash current accounts	1,087.2	1,417.9

Total gross borrowings	26,694.1	34,544.5

Marketable securities and cash and cash equivalents	(11,703.0)	(8,538.9)

Total net borrowings	14,991.1	26,005.6

(a)	In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. This commitment, as of December 31, 2003 is € 738.1 million, including € 70.3 million in respect of 2004, € 65.1 million in respect of 2005, € 60.7 million in respect of 2006, € 56.1 million in respect of 2007, € 51.8 million in respect of 2008, and € 434.1 million in respect of subsequent years.

•	Principal movements in 2003

In 2003, changes in consolidation scope and methods led to a decrease in net debt of € 2,011.4 million, including a reduction of € 1,964 million following the disposal of 75% of Northumbrian and the accounting of the residual 25% under the equity method, a reduction of € 171.0 million following the disposal of Nalco, a reduction of € 250.0 million following the disposal of Cespa and an increase of € 190.5 million resulting from the consolidation of Tirreno Power. Exchange rate fluctuations generated a reduction of € 1,251.8 million, primarily due to US dollar fluctuations.

The main operations during the period were as follows:

SUEZ issue

In May 2003, SUEZ launched a € 1,190.0 million bond issue redeemable for Fortis shares, maturing in 2006, and paying interest of 4.5%, and repaid dividends on Fortis securities. This bond issue covers 70 million Fortis shares, guaranteeing SUEZ a unit selling price of between € 17 and € 20 with a term of 3 years. These bonds are officially listed on the Luxembourg Stock Exchange under code FR0000474298.

GIE SUEZ Alliance issues

In June 2003, GIE SUEZ Alliance launched a € 3,000 million bond issue which breaks down into three tranches:

•	a 7-year tranche for € 1,250 million at 4.25%, maturing on June 24, 2010,

•	a 12-year tranche for € 750 million at 5.125%, maturing on June 24, 2015,

•	a 20-year tranche for € 1,000 million at 5.75%, maturing on June 24, 2023.

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These bonds are officially listed on the Luxembourg Stock Exchange under codes FR0000475733, FR0000475741 and FR0000475758 respectively.

In 2002, SUEZ Finance SA launched several issues under the € 2,000 million Euro Medium Term Notes program. As of December 31, 2003, amounts outstanding under this program with respect to SUEZ Finance SA and GIE SUEZ Alliance totaled € 1,191.2 million.

Repayments

In June 2003, SUEZ repaid a € 500 million variable rate bond issued in June 2001.

In November 2003, SUEZ repaid the € 231 million bond exchangeable for Vinci shares issued on May 22, 2001.

In October 2003, GIE SUEZ Alliance repaid an € 800 million variable rate bond issued on April 26, 2002.

•	Bond issues

Amounts outstanding under principal bond issues related to SUEZ for € 5,373.4 million (€ 4,977.9 million as of December 31, 2002), GIE SUEZ Alliance for € 4,550.0 million (€ 2,350.0 million as of December 31, 2002), SUEZ Finance SA for € 882.3 million (€ 1,155.9 million as of December 31, 2002), Tractebel and its subsidiaries for € 2,951.8 million (€ 3,361.7 million as of December 31, 2002). Northumbrian contributed with a Eurobond issue outstanding of € 1,711.1 million as of December 31, 2002.

Group bond issues also include:

•	a loan convertible into SUEZ shares, issued in February 1996 and maturing February 2006, bearing interest at 4% and with a balance as of December 31, 2003 of € 205.6 million (see note 13.7).

•	bond issues exchangeable or redeemable for shares in listed companies held in the Group security portfolio (see Note 10). The characteristics of these exchangeable bonds are presented below:

	Bonds exchangeable for AXA shares	Bonds exchangeable for TotalFinaElf shares	Bonds exchangeable for Fortis shares	Bonds exchangeable for Umicore shares	Bonds redeemable for Fortis shares (b)	TOTAL

ISSUER	SUEZ	TRACTEBEL / ELECTRABEL (Belgelec Finance)	SUEZ / SGB	SUEZ / SGB	SUEZ

ISIN CODE	FR0000492266	X50099147497	FR0000481129	FR0000484891	FR0000474298

STOCK EXCHANGE	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange

UNDERLYING	AXA shares	TotalFinaElf shares	Fortis shares	Umicore shares	Fortis shares

ISSUE DATE	April 7, 1999	August 4, 1999	July 12, 2000	January 15, 2001	May 21,2003

ISSUE AMOUNT (NOMINAL)	€ 787 million	€ 1,266 million	€ 975 million	€ 247 million	€ 1,190 million

STRIKE PRICE AND ISSUE PREMIUM	€ 144 21.2% of the issue reference price (as of February 28, 1999)	€ 167.64 28% of the issue reference price (as of June 21, 1999)	€ 1,000 20% of the issue reference price (as of June 13, 2000)	€ 44.955 - 20% of the closing price on December 6, 2000, or - 7% during the first year, 11% during the second year, 15% during the third year	€ 17.00 20% of the issue reference (as of May 19, 2003)

MATURITY	January 1, 2004	August 4, 2004	January 12, 2004	January 14, 2005	May 22, 2006

NOMINAL COUPON	0%	1.50%	2.875%	2.50%	4,5% plus repayment of dividends on Fortis shares

EXCHANGE PARITY / REDEMPTION	4 AXA shares for 1 bond at the holder’s initiative	1 TFE share for 1 bond	28.7059 FORTIS shares for 1 bond	23.076 shares for
1 bond in 2001
22.2445 shares
for 1 bond in
2002
21.4707 shares
for 1 bond in
2003
20.5761 shares
for 1 bond in
2004
At the investor’s
initiative at the
end of the
second year with
an actuarial yield
				of 3.5%	0.85 shares for 1 bond as of July 1, 2003 adjustable

EXCHANGE PERIOD/EARLY REDEMPTION	At the issuer’s
initiative
- up to 50% of
the issue from
12/31/2001
– the remaining
balance from
12/31/2002
– at a price
equal to the
nominal amount
plus an amount
resulting from
the application
of the yield to
maturity where
the bonds are
	not exchanged	At the issuer’s initiative – from August 4, 2002	At the issuer’s initiative – from July 12, 2003 with a call trigger threshold of 110% of the issue price	At SUEZ’s initiative – after 2 years, with a trigger of 120% of the conversion price at the time	At the issuer’s initiative with a call trigger threshold of 120%

PRINCIPAL OUTSTANDING AS OF DECEMBER 31, 2003 in millions of €	787.0	1,265.7	975.4	209.6	1,190.0	4,427.7

(a)	Bond exchangeable for Fortis shares repaid in January 2004 in the amount of € 975 million.
(b)	Fortis shares backed by the share redeemable bond were reclassified in marketable securities (See Note 10).

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On January 1, 2004, the bond exchangeable for Axa shares matured. As the Axa share price had fallen below the exercise price, the holders opted for repayment at par. The Group thus repaid € 864.5 million.

On January 2, 2004, SUEZ notified the holders of bonds exchangeable for Umicore shares of an advance payment on February 20, 2004 for all outstanding bonds. Subsequently, the Umicore shares backed by the share exchangeable bond (i.e. 3,278,997 shares) were remitted as payment, the balance being settled in cash.

16.3 Borrowings and long-term debt by maturity date

Borrowings and long-term debt break down by maturity as follows:

As of December 31, 2003	TOTAL	2004	2005	2006	2007	2008	Beyond 5 years

Bond issue	15,018.3	4,178.1	518.5	1,744.4	745.9	256.4	7,575.0

Commercial paper	1,562.9	1,562.9	–	–	–	–	–

Withdrawals on credit facilities	1,101.4	1,101.4	–	–	–	–	–

Capital lease contracts (a)	1,252.7	88.3	86.5	86.1	94.4	92.8	804.6

Other bank borrowings	6,241.5	1,506.7	598.2	658.2	1,170.4	427.4	1,880.6

Other borrowings	430.1	132.5	23.3	14.9	83.0	16.3	160.1

Total long-term borrowings	25,606.9	8,569.9	1,226.5	2,503.6	2,093.7	792.9	10,420.3

Bank overdrafts and cash current accounts	1,087.2	1,087.2	–	–	–	–	–

Total gross borrowings	26,694.1	9,657.1	1,226.5	2,503.6	2,093.7	792.9	10,420.3

Marketable securities and cash and cash equivalents (b)	(11,703.0)	(10,513.0)	–	(1,190.0)	–	–	–

Total net borrowings as of December 31, 2003	14,991.1	(855.9)	1,226.5	1,313.6	2,093.7	792.9	10,420.3

As of December 31, 2002	TOTAL	2003	2004	2005	2006	2007	Beyond 5 years

Gross borrowings	34,544.5	13,396.1	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

Marketable securities and cash and cash equivalents	(8,538.9)	(8,538.9)	–	–	–	–	–

Net borrowings as of December 31, 2002	26,005.6	4,857.2	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

(a)	Including program credit facilities maturing in less than one year (€ 589.3 million) and within more than one year (€ 512.1 million).
(b)	Cash and cash equivalents and marketable securities maturing in 2006 correspond to the Fortis shares backed by the share redeemable bond.

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by gross operating income (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or gross operating income (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals and more generally their full availability.

As of December 31, 2003 no event of default has been declared on any Group financial indebtedness and Group companies comply with the covenants and representations included in their finance documents, except for some financings in Latin America for which Group representatives are currently in negotiation with the lenders (see Note 2.5 for the description of the Argentine situation), or some guarantees and project financings for which the existing technical defaults do not materially affect the ability of the obligor to perform their payment obligations.

SUEZ’s financial policy does not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see notes 1-J and 11.2 Trade accounts and notes receivable). Similarly, the terms and conditions of bonds issued by SUEZ on the capital markets are not linked to financial ratios.

As of December 31, 2003, confirmed available credit facility programs were as follows:

Confirmed available credit facility programs

2004	2,445.6

2005	2,587.2

2006	429.4

2007	400.4

2008	2,506.5

2009	59.0

Thereafter	280.2

TOTAL	8,708.3

Of these available programs, an amount of € 1,562.9 million covers commercial paper note issues.

The three main SUEZ confirmed and available credit facilities are:

•	a € 2,500 million syndicated credit line available for GIE SUEZ Alliance or SUEZ and SUEZ Finance SA, underwritten by GIE SUEZ Alliance, maturing on April 25, 2008;

•	a € 1,125 million multi-currency line set up by SUEZ, maturing on November 19, 2006 by straight-line amortization;

•	a US$1,000 line set up by SUEZ Finance LP and underwritten by SUEZ, maturing in full on July, 1, 2005.

All three programs are subordinate to compliance with ratios concerning the coverage of the net interest expense by gross operating income (segment profit), the coverage of net borrowings by total Group shareholders’ equity and the coverage of net borrowings by gross operating income for the € 2,500 million syndicated credit line.

As of December 31, 2003, no single counterparty represented more than 15% of the confirmed and available credit facilities.

16.4 Borrowings and long-term debt by business segment

The breakdown by contracting business segment is as follows:

(In millions of €)	December 31, 2003		December 31, 2002

	Gross	Net (b)	Gross	Net (b)

ENERGY	9,421.3	3,428.3	11,618.0	7,407.4

SE (formerly SELS)	4,574.1	3,672.4	9,250.4	8,062.9

SEIS	9.7	(5.1)	188.4	27.8

OTHER (a)	12,689.0	7,895.5	13,487.7	10,507.5

TOTAL	26,694.1	14,991.1	34,544.5	26,005.6

(a)	The debts of SUEZ SA, SUEZ Finance SA, and GIE SUEZ Alliance are included on this line.
(b)	Net of marketable securities, cash and cash equivalents.

The breakdown by business segment using net borrowings is as follows:

(In millions of €)	December 31, 2003	December 31, 2002

ENERGY	5,095.1	6,456.9

SE (formerly SELS)	4,508.8	9,385.5

SEIS	48.9	1,279.7

OTHER	5,338.3	8,883.5

TOTAL	14,991.1	26,005.6

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16.5 Borrowings and long-term debt by currency

The main currencies in which the Group’s debts were denominated are as follows:

Gross debt	After adjustment for financial instruments				Before adjustment for financial instruments

(In millions of €)	2003	%	2002	%	2003	%	2002	%

€ Zone	17,072.5	64%	19,266.0	56%	19,699.1	74%	21,769.1	63%

$ Zone	5,992.9	22%	9,790.5	28%	4,277.0	16%	7,076.5	20%

£ Zone	877.4	3%	3,508.7	10%	282.8	1%	3,381.3	10%

Other currencies	2,751.3	11%	1,979.3	6%	2,435.2	9%	2,317.6	7%

TOTAL	26,694.1	100%	34,544.5	100%	26,694.1	100%	34,544.5	100%

Net debt	After adjustment for financial instruments				Before adjustment for financial instruments

(In millions of €)	2003	%	2002	%	2003	%	2002	%

€ Zone	6,399.1	43%	12,709.8	49%	9,375.1	63%	15,213.0	58%

$ Zone	5,648.2	38%	8,786.8	34%	3,582.9	24%	6,072.7	23%

£ Zone	846.9	6%	3,298.2	13%	252.3	2%	3,170.9	12%

Other currencies	2,096.9	13%	1,210.8	4%	1,780.8	11%	1,549.0	7%

TOTAL	14,991.1	100%	26,005.6	100%	14,991.1	100%	26,005.6	100%

16.6 Borrowings and long-term debt by interest rate

(In millions of €)	After adjustment of financial instruments		Before adjustment of financial instruments

	2003	2002	2003	2002

Floating-rate	10,734.0	16,450.1	9,072.9	15,532.1

Highest	27.3%	48.0%	21.2%	48.0%

Lowest	0.1%	0.1%	0.0%	0.1%

Weighted average as of December 31	3.9%	3.9%	3.4%	3.7%

Floating-rate	15,960.1	18,094.4	17,621.2	19,012.4

Highest	16.9%	40.0%	16.9%	40.0%

Lowest	0.0%	0.0%	0.1%	0.0%

Weighted average as of December 31	4.5%	5.1%	4.6%	5.1%

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2.6% at the end of 2003 and 3.2% at the end of 2002. The weighted average interest rate applied to long-term debt was 4.2% and 4.7% at the end of 2003 and 2002, respectively.

Given significant cash and cash equivalents and marketable securities as of December 31, 2003, 99% of debt is temporarily subject to fixed rates, taking into account financial instruments. Fixed-rate debt maturing within six months and one year amount to € 4.5 billion and € 6.2 billion respectively.

16.7 Debt/equity ratio

(In millions of €)	2003	2002

Long-term debt	25,606.9	33,126.6

Bank overdrafts and cash current accounts	1,087.2	1,417.9

Marketable securities	(5,015.0)	(2,575.8)

Cash and cash equivalents	(6,688.0)	(5,963.1)

Net balance sheet debt	14,991.1	26,005.6

Total shareholders’ equity	11,742.9	15,768.2

Debt/equity ratio	127.7%	164.9%

16.8 Market value of borrowings

The market value of borrowings and long-term debt as of December 31, 2003 is € 27,250.4 million (net book value of € 26,694.1 million), compared to € 35,488.2 million as of December 31, 2002 (net book value of € 34,544.5 million). The market value of gross debt after taking into account financial instruments totals € 27,265 million. This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

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NOTE 17 – OTHER ACCOUNTS PAYABLE

Other accounts payable break down as follows:

In millions of €	December 31, 2003	December 31, 2002

Employee profit sharing	128.9	150.5

Liabilities on capitalized concession user rights	108.0	92.5

Tax liabilities (corporate income tax)	943.0	904.6

Advances from subsidiaries	112.5	236.3

Other operating liabilities	4,588.2	5,174.7

TOTAL	5,880.6	6,558.6

NOTE –18 DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

•	Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions and certain issues regarding the optimization of the listed securities portfolio, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

•	Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge. As of December 31, 2003, no single counterparty represented over 18% of the notional amount of financial instruments used.

Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

•	Notional amounts and fair value

In the tables presented in Notes 18.1 and 18.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties and thus are not a measure of the Group’s exposure as a result of its use of instruments.

Notional amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The fair value of foreign exchange and interest rate instruments is estimated for the following:

•	For instruments traded on an organized market based on year-end market prices.

•	For over-the-counter instruments by discounting future cash flow differentials, or by obtaining a market price from third-party banks.

The fair value amounts, whether estimated internally or by third-party banks, have been determined using available market information or other appropriate valuation methodologies. Therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

18.1 Foreign currency and interest rate risk

•	Foreign currency risk

In the course of its operations, the Group is exposed to currency risk arising from firm commitments under which revenues are denominated in foreign currency. The Group hedges these risks either by entering into specific insurance policies (such as Coface contracts in France) or by using forward contracts. The purpose of this hedging activity is to protect the Group against any adverse currency movements which may affect contract revenues. The Group also hedges estimated cash flows related to forecasted investments and divestments using, in this case, firm or option contracts.

With respect to net investments in non-euro currencies, the Group generally hedges the associated currency exposure by using financing in the same currency. With regards to net investments in emerging markets, the foreign currency exposure is reduced through (i) contractual price adjustments negotiated in the concession contracts, (ii) US$-denominated contracts and (iii) increased costs and expenses in the local currency. Occasionally, derivative instruments such as foreign currency swaps, forward contracts or collars can also be used. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts).

Group foreign currency instruments are primarily denominated in U.S. dollars.

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•	Interest rate risk

In order to optimize borrowing costs and protect against an increase in interest rates, the Group uses hedging instruments (interest rate swaps, FRA, Caps, Floors, etc.) which alter the fixed rate/floating rate structure of its debt. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts). Floating-rate debt is predominantly linked to the European Interbank Offered Rate (“EURIBOR”), as determined at 1, 2, 3 or 6 month intervals, and the Libor Interbank Offered Rate (“LIBOR”), as determined at 1, 2, 3 or 6-month intervals.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

(In millions of €)	Average Rate	Notional contract value maturing in year ending December 31 As of December 31, 2003							Fair Value

		2004	2005	2006	2007	2008	> 5 years	Total

Interest rate swaps – Pay fixed rate		1,838.1	1,120.1	737.7	427.6	340.0	705.6	5,169.1	(166.4)

	€4.4%	1,229.1	571.8	99.1	118.6	168.5	393.6	2,580.7	(50.3)

	£5.6%	1.0	1.2	1.3	1.4	21.3	23.6	49.8	(0.2)

US$	4.1%	579.1	532.0	625.7	299.6	141.2	215.8	2,393.4	(107.4)

Other currencies	6.5%	28.9	15.1	11.6	8.0	9.0	72.6	145.2	(8.5)

Interest rate swaps – Receive fixed rate		769.4	124.2	72.6	17.0	7.0	4,838.5	5,828.7	169.4

	€4.5%	757.9	56.1	67.1	11.5	1.5	4,445.3	5,339.4	81.5

	£6.8%	–	–	–	–	–	386.4	386.4	80.7

US$	5.4%	5.5	68.1	5.5	5.5	5.5	6.8	96.9	7.1

Other currencies	7.5%	6.0	–	–	–	–	–	6.0	0.1

Interest rate swaps – Floating/Floating		797.1	18.1	24.1	146.8	45.3	168.9	1,200.3	(3.6)

	€–	5.3	14.1	24.1	146.8	45.3	168.9	404.5	0.8

US$	–	791.8	4.0	–	–	–	–	795.8	(4.2)

FRA (Forward Rate Agreement) – Purchased

	€4.8%	158.7	158.7	106.0	–	–	–	423.4	(1.6)

Caps – Purchased		145.5	161.9	14.5	106.7	14.7	34.9	478.2	7.0

	€6.8%	141.6	74.4	9.9	103.1	9.9	24.1	363.0	7.0

US$	8.3%	3.9	87.5	4.6	3.6	4.8	10.8	115.2	–

Caps – Sold		39.7	95.1	–	–	–	–	134.8	–

	€6.1%	39.7	39.7	–	–	–	–	79.4	–

US$	7.8%	–	55.4	–	–	–	–	55.4	(–)

Floors – Purchased

	€3.2%	30.0	50.0	10.0	–	–	–	90.0	0.5

Collars		19.4	136.2	7.0	8.4	8.1	32.1	211.2	(24.4)

	€2,0%–3,0%	2.8	3.2	3.7	4.2	4.8	5.5	24.2	(0.1)

	£5,6%–8,0%	15.0	–	–	–	–	–	15.0	(0.1)

US$	4,7%–6,4%	1.6	133.0	3.3	4.2	3.3	26.6	172.0	(24.2)

Currency swaps – By currency borrowed

US$		219.5	167.9	159.1	204.4	199.1	905.5	1,855.5	552.0

Currency swaps – By currency lent		226.0	49.6	114.7	–	–	220.8	611.1	54.7

€		–	49.6	–	–	–	150.0	199.6	28.8

US$		–	–	–	–	–	55.4	55.4	25.5

Other currencies		226.0	–	114.7	–	–	15.4	356.1	0.4

Foreign exchange swaps – By currency borrowed		1,757.3	63.4	0.8	0.8	20.7	3.6	1,846.6	15.7

€		0.9	–	–	–	–	–	0.9	(–)

£		646.4	–	–	–	19.9	–	666.3	0.5

US$		906.0	0.8	0.8	0.8	0.8	3.6	912.8	18.6

Other currencies		204.0	62.6	–	–	–	–	266.6	(3.4)

Foreign exchange swaps – By currency lent		252.7	37.1	10.1	11.3	–	–	311.2	(21.3)

£		24.1	–	–	–	–	–	24.1	0.1

US$		213.9	37.1	10.1	–	–	–	261.1	(20.4)

Other currencies		14.7	–	–	11.3	–	–	26.0	(1.0)

Forward contracts – Purchased		348.0	166.3	107.0	10.2	0.1	–	631.6	(0.9)

€		3.9	–	–	–	–	–	3.9	2.7

£		46.4	55.2	22.7	1.8	–	–	126.1	(0.7)

US$		296.9	111.1	84.3	8.4	0.1	–	500.8	(2.4)

Other currencies		0.8	–	0.1	–	–	–	0.8	(0.5)

Forward contracts – Sold		349.4	32.1	9.8	7.2	7.2	82.7	488.4	159.3

£		66.6	14.3	1.1	–	–	–	82.0	17.0

US$		159.5	12.1	7.5	7.2	7.2	82.7	276.2	43.0

Other currencies		123.3	5.7	1.2	–	–	–	130.2	99.3

Insurance contracts (COFACE)

US$		16.2	–	–	–	–	–	16.2	5.2

TOTAL		6,967.0	2,380.7	1,373.4	940.4	642.2	6,992.6	19,296.3	745.6

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	Average rate	Notional contract value maturing in year ending December 31 As of December 31, 2002							Fair value

(In millions of €)		2003	2004	2005	2006	2007	> 5 years	Total

Interest rate swaps – Pay fixed rate		780.7	1,840.5	1,469.3	194.3	489.8	622.1	5,396.7	(308.9)

	€4.0%	369.9	785.6	558.2	65.8	24.3	255.8	2,059.6	(106.9)

	£6.5%	38.9	1.1	185.8	1.4	1.5	11.0	239.7	(15.3)

US$	5.5%	342.8	1,023.7	676.8	121.0	457.4	311.3	2,933.0	(171.1)

Other currencies	6.6%	29.1	30.1	48.5	6.1	6.6	44.0	164.4	(15.6)

Interest rate swaps – Receive fixed rate		1,695.6	103.5	172.0	52.6	42.9	2,582.1	4,648.7	299.1

	€4.5%	1,672.8	66.7	30.0	50.7	16.1	2,078.1	3,914.4	187.0

	£6.2%	16.9	23.1	–	–	–	504.0	544.0	100.6

US$	3.7%	5.9	6.5	142.0	1.9	26.8	–	183.1	11.0

Other currencies	7.5%	–	7.2	–	–	–	–	7.2	0.5

Interest rate swaps – Floating/Floating		77.2	953.6	4.9	–	106.1	–	1,141.8	(7.0)

€		20.0	–	–	–	106.1	–	126.1	1.4

US$		57.2	953.6	4.9	–	–	–	1,015.7	(8.4)

FRA (Forward Rate Agreement) – Purchased		251.3	158.7	158.7	119.0	–	–	687.7	(1.7)

	€4.5%	188.7	158.7	158.7	119.0	–	–	625.1	(1.7)

Other currencies	4.1%	62.6	–	–	–	–	–	62.6	–

Caps – Purchased		159.0	155.5	148.5	63.2	111.2	35.0	672.4	2.5

	€6.5%	59.9	147.0	39.3	53.9	106.8	16.1	423.0	0.4

US$	7.7%	99.1	8.5	109.2	9.3	4.4	18.9	249.4	2.1

Caps – Sold		48.3	–	106.4	39.7	–	–	194.4	–

	€6.1%	–	–	39.7	39.7	–	–	79.4	0.1

US$	7.8%	48.3	–	66.7	–	–	–	115.0	(0.1)

Floors – Purchased

	€4.3%	35.0	30.0	–	–	–	–	65.0	0.8

Collars		3.5	18.6	66.4	100.7	4.6	39.6	233.4	(23.5)

US$	4.8%-6.5%	3.1	2.3	66.4	100.7	4.6	39.6	216.7	(23.1)

	£5.6%-8.0%	0.4	16.3	–	–	–	–	16.7	(0.4)

Currency swaps – By currency borrowed		148.8	174.4	194.7	208.8	346.0	1,182.8	2,255.5	192.4

US$		144.0	157.6	182.2	191.6	330.6	1,182.8	2,188.8	188.9

Other currencies		4.8	16.8	12.5	17.2	15.4	–	66.7	3.5

Currency swaps – By currency lent		16.1	247.3	49.6	122.3	–	–	435.3	0.7

€		–	–	49.6	–	–	–	49.6	(16.1)

Other currencies		16.1	247.3	0.0	122.3	–	–	385.7	16.8

Foreign exchange swaps – By currency borrowed		2,893.2	22.3	63.4	0.8	0.8	7.3	2,987.8	69.8

US$		2,374.9	0.8	0.8	0.8	0.8	7.3	2,385.4	55.9

£		286.8	–	–	–	–	–	286.8	1.8

Other currencies		231.5	21.5	62.6	–	–	–	315.6	12.1

Foreign exchange swaps – By currency lent		105.7	–	53.2	14.5	12.2	–	185.6	(8.7)

US$		4.7	–	53.2	14.5	–	–	72.4	(11.1)

£		101.0	–	–	–	–	–	101.0	2.4

Other currencies		–	–	–	–	12.2	–	12.2	–

Forward contracts – Purchased		47.7	1.3	–	–	89.7	–	138.7	(3.7)

€		15.0	1.3	–	–	–	–	16.3	1.5

US$		19.9	–	–	–	89.7	–	109.6	(5.5)

£		5.9	–	–	–	–	–	5.9	–

Other currencies		6.9	–	–	–	–	–	6.9	0.3

Forward contracts – Sold		194.3	34.6	16.5	5.5	5.5	81.5	337.9	36.9

€		–	–	10.3	–	–	–	10.3	0.6

£		26.9	–	–	–	–	–	26.9	–

US$		153.1	31.7	5.5	5.5	5.5	81.5	282.8	29.7

Other currencies		14.3	2.9	0.7	–	–	–	17.9	6.6

Foreign exchange options

Call – Purchased

US$		9.7	–	–	–	–	–	9.7	(0.1)

Put – Purchased

US$		9.7	–	–	–	–	–	9.7	0.6

Put – Sold

US$		9.5	–	–	–	–	–	9.5	(0.3)

Insurance contracts (COFACE)

US$		29.8	19.5	–	–	–	–	49.3	4.4

TOTAL		6,515.1	3,759.8	2,503.6	921.4	1,208.8	4,550.4	19,459.1	253.3

18.2 Equity risk

The Group has optimized the management of its security portfolio through the sale of call options, incorporated in particular with the issue of bonds exchangeable for portfolio securities (see Note 16.2). If these portfolio securities are sold, the Group hedges these transactions, where necessary, through the purchase of call options.

Furthermore, the Group may sell call options to optimize the risk management of its security portfolio.

Off-balance sheet financial instruments held to manage equity risk are as follows (excluding call options incorporated with the options exchangeable issued):

Equity instruments	Notional contract value maturing in year ended December 31							Fair value

	As of December 31, 2003

(In millions of €)	2004	2005	2006	2007	2008	> 5 years	Total

Equity options

Call—sold (a)	312.8	–	–	–	–	–	312.8	3.8

Call—purchased (b)	661.7	–	–	–	–	–	661.7	(0.2)

TOTAL	974.5	–	–	–	–	–	974.5	3.6

(a)	the calls sold concern 19,999,936 Fortis shares held in the securities portfolio as part of this line’s sales strategy
(b)	the calls purchased hedge any bonds issued by the Group exchangeable for Total shares

Equity instruments	Notional contract value maturing in year ended December 31							Fair value

	As of December 31, 2002

(In millions of €)	2003	2004	2005	2006	2007	> 5 years	Total

Equity options

Call—sold	30.7	–	–	–	–	–	30.7	(0.7)

Call—purchased	16.2	–	–	–	–	–	16.2	–

TOTAL	46.9	–	–	–	–	–	46.9	(0.7)

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18.3 Commodity risk

18.3.1 Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the gas and electricity markets.

The increasing liquidity of these markets enabled the Group in 2003 to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect against unfavorable movements in market prices which could effect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity instruments	Notional amount							Fair value

	in thousands of MMBTU As of December 31, 2003							In millions of €

	2004	2005	2006	2007	2008	> 5 years	Total

Natural gas and electricity	(127,850.0)	(117,061.0)	16,732.0	40,150.0	40,260.0	0.0	(147,769.0)	(291.4)

Swaps	(115,873.0)	(110,689.0)	18,468.0	40,150.0	40,260.0		(127,684.0)	(267.3)

Options	10,234.0	(904.0)	–				9,330.0	(7.1)

Forwards/futures	(22,211.0)	(5,468.0)	(1,736.0)				(29,415.0)	(17.0)

Fuel, Gas oil and Heating oil	(52,598.0)	(47,073.0)	0.0	0.0	0.0	0.0	(99,671.0)	71.2

Swaps	(57,364.0)	(47,073.0)					(104,437.0)	70.4

Options	4,766.0	–					4,766.0	0.9

Forwards/futures	–	–					0.0	(0.1)

Crude oil	55,464.0	55,464.0	40,211.0	0.0	0.0	0.0	151,139.0	1.0

Swaps	55,464.0	55,464.0	40,211.0				151,139.0	1.7

Forwards/futures	–	–	–	–	–	–	0.0	(0.7)

TOTAL	(124,984.0)	(108,670.0)	56,943.0	40,150.0	40,260.0	0.0	(96,301.0)	(219.2)

18.3.2 Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States.

Derivative instruments used include: (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are automatically adjusted based on the financial data of counterparties.

Net income generated by Group trading activities, defined as net margin after brokerage fees and net allocations to reserves, amounted to € 70 million in 2003 (compared to € 37 million in 2002).

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTV, millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodities	As of December 31, 2003		As of December 31, 2002

	Notional Amount (Net*) In thousands of MMBTU	Maximum maturity (in years)	Notional Amount (Net*) In thousands of MMBTU	Maximum maturity (in years)

Electricity	3,409.5		(4,165.7)

Swaps	12,731.0	8	(556.3)	9

Options	8,210.0	2	1,984.4	2

Futures/Forwards	(17,531.5)	4	(5,593.8)	5

Natural gas	68,455.3		(7,332.5)

Swaps	5,704.5	4	(422.7)	4

Options	23,699.0	4	(910.7)	3

Futures/Forwards	39,051.8	4	(5,999.1)	9

Crude oil	521.0		1,377.5

Swaps	4,118.6	3	0.7	4

Options	(3,597.6)	1	634.8	2

Futures/Forwards	–	–	742.0	1

Fuel, Gas oil and Heating oil	131.9		5,320.4

Swaps	131.9	1	5,320.4	1

Options	–	–	–	–

Futures/Forwards	–	–	–	–

TOTAL	72,517.7		(4,800.3)

*	purchase position/(selling position)

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties relating to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of the Group’s available funds.

Average maturity, weighted by volume, of the Group’s commitment portfolio as of December 31, 2003 and 2002 was approximately 4.2 and 4.5 years, respectively.

Fair value

The fair value as of December 31, 2003 and 2002 and the average fair value of instruments used in commodity trading activities are set forth below:

(In millions of €)	Fair value as of December 31, 2003	Average fair value for the year ended December 31, 2003 (a)	Fair value as of December 31, 2002	Average fair value for the year ended December 31, 2002 (a)

Natural gas and electricity	19.1	(6.2)	(8.6)	4.5

Crude oil	0.0	2.2	0.5	0.3

Fuel, Gas oil and Heating oil	0.5	(0.8)	(4.4)	(2.9)

TOTAL	19.6	(4.8)	(12.4)	1.9

(a)	Month end positions

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

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The following table presents the fair value of financial instruments held by the Group as of December 31, 2003, as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

	Contract fair value as of December 31, 2002			Total fair value

(In millions of €)	<1 year	1 to 5 years	> 5 years

Listed price on an active market (a)	1.8	(0.2)	–	1.6

Price provided by other external sources (b)	3.0	7.2	–	10.2

Price based on calculation models or other valuation methods (c)	7.4	1.9	(1.5)	7.8

TOTAL	12.2	8.9	(1.5)	19.6

(a)	Listed prices on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.
(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.
(c)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes in fair value

(In millions of €)

Fair value as of December 31, 2002	(12.4)

Contracts unwound or settled in 2003	(48.5)

Initial fair value recorded for new contracts in 2003 (a)	–

Fair value movements due to changes in appraisal techniques (b)	(0.2)

Other changes in fair value (c)	80.7

Fair value as of December 31, 2003	19.6

(a)	Energy trading contracts presenting unrealized gains or losses from initiation.
(b)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.
(c)	Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Counterparty risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of December 31, 2002, 78% of credit exposure was due to “investment grade” counterparties.

	2003		2002

(In millions of €)	Investment Grade (a)	Total	Investment Grade (a)	Total

Oil and gas producers	28.8	31.7	7.3	9.8

Energy marketers	153.2	182.0	164.1	191.2

Gas and electric utilities	70.9	132.0	168.9	215.4

Financial institutions	68.8	68.8	39.5	41.1

Industrials	0.6	2.7	7.4	9.0

Organized markets	14.2	14.8	–	0.9

TOTAL	336.5	432.0	387.2	467.4

(a)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

Market risk: Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf. The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

(In millions of €)	Dec. 31, 2003	2003 Average (a)	2002 Average (a)	High 2003 (b)	Low 2003 (b)

Value at risk	3.2	4.4	4.6	10.1	2.2

(a)	Average daily values (100%).
(b)	Month-end highs and lows observed in 2003.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not an indication of expected future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

NOTE – 19 PENSION LIABILITIES AND RELATED COMMITMENTS

•	Description of the main pension plans and related benefits

Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, namely Electrabel, ECS, Distrigaz, Fluxys and Laborelec, and certain SUEZ-TRACTEBEL S.A employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “waged-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of the most recent annual income, for a full career and in addition to the statutory pension. These supplements for defined benefit plans are partly transferable to beneficiaries.

Most of the commitments resulting from these pension plans are financed by several pension funds established for the Electricity and Gas sector and certain insurance companies.

Pre-funded pension plans are funded by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing commitments are met and benefits will be financed in the long-term.

“Wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999 are covered under defined benefit plans.

The Electricity and Gas sector companies also grant other post-retirement benefits such as the reimbursement of medical expenses, electricity and gas price reductions, jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The calculation of commitments takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in Belgium (see note 1.O). With regard to the separation of production and distribution activities, the breakdown of commitments could be reviewed.

The benefit obligation relating to these plans represents around 40% of the total benefit cost and similar as of December 31, 2003.

Companies belonging to the Electricity and Gas Industries sector in France

The pension plan for the statutory agents of companies belonging to the Electricity and Gas Industries sector in France is a component of the legislation governing mandatory state pension plans within the meaning of French Social Security Code. The Group companies involved in this plan are CPCU, SMEG and CNR.

The pension plan for Electricity and Gas Industries sector companies is a defined benefit contributory pension plan. The companies are obliged to pay the benefits corresponding to the pensions of former employees via an amortization payment.

Changes to the plan have been under discussion since 2002 and an agreement has yet to be signed. The Group companies have provided for the commitments for which they consider themselves presently responsible and which will be reviewed at the end of the negotiations.

Other companies

Most other Group companies also grant their employees post-employment benefits (pension and early retirement plans, retirement termination benefits, medical coverage, benefits in kind, etc.) and other long-term employment benefits (jubilee and other long-service benefits, etc.).

The benefits covered by defined benefit pension plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the pre-retirement salary and length of service.

In France, retirement termination benefits are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined by the number of months of service acquired at the time of retirement. Certain French subsidiaries also propose supplementary defined benefit pension plans that guarantee a level of annuity upon retirement.

In the United States and England in particular, the annuities paid upon retirement are generally determined by a percentage of the pre-retirement salary.

Defined benefit pension plans can be fully or partly pre-funded by employer contributions to a pension fund (UK, US) or a restricted fund managed by an insurance company (France). With the exception of the United States, other post-employment benefit plans and other long-term benefits are generally not pre-funded.

Certain companies, particularly in the Netherlands, contribute to multi-employer pension plans, which are treated as defined contribution plans.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

•	SUEZ commitments in respect of pension plans are as follows:

	December 31, 2003			December 31, 2002

In millions of €	Pension benefits (a)	Other benefits (b)	Total	Pension benefits (a)	Other benefits (b)	Total

Change in benefit obligation

Projected benefit obligation, as of January 1	(4,734.9)	(755.5)	(5,490.4)	(4,869.3)	(903.1)	(5,772.4)

Service cost	(90.5)	(20.1)	(110.6)	(143.4)	(27.3)	(170.7)

Interest cost	(174.8)	(31.5)	(206.3)	(265.4)	(44.6)	(310.0)

Plan participant contributions paid	(10.7)	–	(10.7)	(22.3)	(1.9)	(24.2)

Amendments	(4.8)	14.9	10.1	6.4	59.9	66.3

Acquisition/Disposal	1,267.4	145.8	1,413.2	193.0	61.9	254.9

Curtailment/Settlements	(130.8)	(32.0)	(162.8)	9.0	(0.3)	8.7

Special Termination	(13.8)	(17.1)	(30.9)	(16.8)	10.6	(6.2)

Actuarial gains/(losses)	12.0	32.5	44.5	(273.7)	(19.4)	(293.1)

Benefits paid	247.2	50.0	297.2	296.4	59.5	355.9

Other (foreign currency translation)	68.3	19.0	87.3	351.2	49.2	400.4

Projected benefit obligation, as of December 31 A	(3,565.4)	(594.0)	(4,159.4)	(4,734.9)	(755.5)	(5,490.4)

Change in fair value of plan assets

Fair value of plan assets, as of January 1	2,720.0	29.3	2,749.3	3,219.3	35.9	3,255.2

Actual return on plan assets	133.1	4.3	137.4	(234.5)	(2.9)	(237.4)

Company and Plan participant contributions	213.0	51.2	264.2	341.5	57.5	399.0

Acquisition/Disposal	(941.5)	–	(941.5)	(67.3)	–	(67.3)

Curtailment/Settlements	72.1	4.6	76.7	(4.5)	–	(4.5)

Benefits paid	(247.2)	(50.0)	(297.2)	(293.9)	(55.7)	(349.6)

Other (foreign currency translation)	(49.5)	(5.3)	(54.8)	(240.6)	(5.5)	(246.1)

Fair value of plan assets, as of December 31 B	1,900.0	34.1	1,934.1	2,720.0	29.3	2,749.3

Funded status A+B	(1,665.4)	(559.9)	(2,225.3)	(2,014.9)	(726.2)	(2,741.1)

Unrecognized actuarial loss	268.4	(19.4)	249.0	826.7	84.3	911.0

Unrecognized actuarial prior service cost	1.7	(13.4)	(11.7)	(21.8)	(48.9)	(70.7)

Unrecognized actuarial transition obligation	–	–	–	(0.8)	–	(0.8)

Asset ceiling	(9.4)	–	(9.4)	(11.6)	–	(11.6)

Accrued (prepaid) benefit cost	(1,404.7)	(592.7)	(1,997.4)	(1,222.4)	(690.8)	(1,913.2)

Accrued benefit liability	(1,544.8)	(592.7)	(2,137.5)	(1,518.3)	(724.6)	(2,242.9)

Prepaid benefit cost	140.1	0.0	140.1	295.9	33.8	329.7

(a)	Retirement pensions and obligations.
(b)	Long-service medals, health care and other post employment benefits.

The Emergency Committee of the French National Accounting Council issued its opinion No. 2004-A on January 21, 2004 on the “Accounting treatment of modifications to retirement termination payments pursuant to the application of Act No. 2003-775 dated August 21, 2003 (on pension reforms)”. Applying the Fillon Act will not have a significant impact on Group commitments.

Hedging of obligations as of December 31, 2003 and 2002 consists of the following :

	As of December 31, 2003			As of December 31, 2002

In millions of €	Benefits exceed assets	Assets exceed benefits	Total	Benefits exceed assets	Assets exceed benefits	Total

Projected benefit obligation	(3,646.0)	(513.4)	(4,159.4)	(5,244.9)	(245.5)	(5,490.4)

Plan assets at fair value	1,496.0	438.1	1,934.1	2,468.8	280.5	2,749.3

Unrecognized actuarial loss	148.3	100.7	249.0	824.4	86.6	911.0

Unrecognized actuarial prior service cost & transition obligation	(11.7)	–	(11.7)	(71.5)	–	(71.5)

Asset ceiling	(9.4)	–	(9.4)	(11.6)	–	(11.6)

Total net commitments	(2,022.8)	25.4	(1,997.4)	(2,034.8)	121.6	(1,913.2)

Changes in pension and other benefits liability and changes in prepaid benefit cost recorded in the accompanying consolidated balance sheets are as follows:

In millions of €	Accrued benefit liability	Prepaid benefit cost

Balance recognized as of December 31, 2002	(2,242.9)	329.7

Foreign currency translation	22.7	(18.1)

Changes in the scope and miscellaneous	134.2	(168.2)

Period expense net of contributions	(273.4)	(35.3)

Employer contributions	221.9	32.0

Balance recognized as of December 31, 2003	(2,137.5)	140.1

The net periodic cost recognized in respect of pensions and other benefits for the years ended December 31, 2003 and 2002 consisted of the following:

In millions of €	2003	2002

Service cost	110.6	170.7

Interest cost	206.4	310.0

Expected return on plan assets	(113.9)	(212.6)

Amortization of actuarial net loss / (gain)	(18.3)	2.1

Amortization of unrecognized prior service cost	7.6	4.3

Gains or losses on pension plan curtailment, termination and settlement (a)	92.1	(55.2)

Special termination (b)	23.7	(5.8)

Asset ceiling	0.5	(0.8)

Net period benefit cost	308.7	212.7

(a)	The cost in 2003 is mainly due to the transfer of employees (therefore pension commitments) of Belgian inter-municipal companies (equity investees) to Electrabel Customers Solutions (a fully consolidated company), as part of the deregulation of the electricity sector.
(b)	In 2003, exceptional events generated additional expenses due to the early retirement settlements, while in 2002, such events generated a reduction in charges following the renegotiation of pension-related employee benefits.

Actuarial assumptions

Actuarial assumptions are determined individually for each country and for each company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension Benefits		Other Benefits		Total benefits

	2003	2002	2003	2002	2003	2002

Discount rate	5.4%	5.7%	5.0%	5.8%	5.3%	5.7%

Rate of compensation increase	3.7%	3.7%	3.3%	3.6%	3.6%	3.7%

Expected return on plan assets	6.1%	6.7%	7.0%	8.5%	6.1%	6.7%

Residual service period	13 years	14 years	14 years	14 years	13 years	14 years

Healthcare costs are assumed to increase by 3.7% in 2004 and 3.6% in 2005 and thereafter.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

A one percentage point change in assumed healthcare cost trend rates would have the following effect on the other benefit plans for retirees:

In millions of €	Percentage point increase	Percentage point decrease

Impact on costs	2.4	(1.8)

Impact on post retirement benefit obligations	19.7	(15.4)

In 2003, the geographical breakdown of the main commitments and the related actuarial assumptions (including inflation) are as follows:

	Euro zone		USA		Rest of the World

	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits

Net benefits	(1,128.4)	(499.5)	52.0	(41.2)	(328.3)	(52.0)

Discount rate	4.8%	4.8%	6.1%	6.4%	7.2%	5.2%

Rate of compensation increase	3.2%	3.1%	3.7%	3.7%	5.1%	4.6%

Expected return on plan assets	5.3%	5.3%	8.5%	8.5%	7.8%	NA

Residual service period	13 years	13 years	14 years	17 years	14 years	15 years

Hedging assets

The hedging assets used are as follows:

	2003	2002

Share investments	33%	47%

Bond investments	53%	40%

Real Estate	5%	5%

Other (including monetary investments)	9%	8%

	100%	100%

NOTE – 20 OFF-BALANCE SHEET COMMITMENTS

20.1 Bilateral commitments to purchase

Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the EGE, EGI and Elyo contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group companies have also entered into contracts for the purchase of technical installations with a total value of € 1,832 million as of December 31, 2003. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

In millions of €	Firm commodity, combustibles and electricity purchases	Firm electricity, gas, steam and oil sales	Firm PP&E purchases

2004	4,095.9	7,210.9	486.4

2005	3,023.2	4,013.4	412.2

2006	2,335.6	2,942.3	72.0

2007	1,913.5	1,921.7	474.3

2008	1,701.9	1,574.3	2.1

Thereafter	12,614.1	9,761.8	385.0

TOTAL	25,684.2	27,424.4	1,832.0

Finally, the Group also made investments in certain concession contracts and, as such, incurred capital expenditures totaling € 1,240.5 million as of December 31, 2003.

20.2 Operating leases which may not be terminated

The Group is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced.

Lease charges are presented in Note 3.

The present value of minimum future payments in respect of these leases is as follows:

In millions of €	Operating leases which may not be terminated

2004	206.2

2005	189.8

2006	145.4

2007	114.6

2008	102.2

Thereafter	579.0

TOTAL	1,337.2

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

20.3 Other commitments

In millions of €	Maturing within Dec. 31	1 year	1 to 5 years	More than 5 years	31 Dec. 2002

Commitments given:

Commitments given on contracts	2,637.2	1,055.7	509.0	1,072.5	2,373.8

Performance bonds and similar	1,838.9	788.5	397.6	652.8	1,685.3

Other guarantees given on contracts	798.3	267.2	111.4	419.7	688.5

Financing commitments:	5,655.4	2,421.8	1,067.0	2,166.6	4,067.0

Personal collateral given	1,042.7	536.8	289.0	216.9	1,194.3

Assets pledged and other collateral given	4,398.8	1,839.1	737.6	1,822.1	2,750.9

Other financing commitments given	213.9	45.9	40.4	127.6	121.8

Other commitments given:	4,635.1	1,848.0	1,244.2	1,542.9	4,297.8

Commitments given on energy trading activities	877.8	823.6	4.1	50.1	759.4

Other commitments given	3,757.3	1,024.4	1,240.1	1,492.8	3,538.5

Total	12,927.7	5,325.5	2,820.2	4,782.0	10,738.6

Commitments received:

Guarantees received on contracts	595.2	265.4	232.8	97.0	353.2

Financing commitments received:	10,806.1	4,392.1	6,033.8	380.2	9,118.3

Credit facilities authorized and available and commercial paper back-up lines	8,708.3	2,445.6	5,923.5	339.2	6,854.6

Securtization	99.0	–	99.0	–	445.7

Other financing commitments received	1,998.8	1,946.5	11.3	41.0	1,818.0

Other commitments received:	1,356.6	88.1	54.3	1,214.2	756.6

Commitments received on energy trading activities	1,149.3	–	–	1,149.3	421.9

Other commitments received	207.3	88.1	54.3	64.9	334.7

Total	12,757.9	4,745.6	6,320.9	1,691.4	10,228.1

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services, guarantees of which certain may have been issued by SUEZ SA and described in the notes to the parent company financial statements . In terms of the performance bonds, 58% relate to the Environment business line and 41% to the Energy business line. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of € 1,043 million, collateral of € 4,399 million and other financing commitments given mainly to proportionally consolidated companies of € 214 million In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€ 530 million) which represent approximately 20% of collateral. The Group has received financing commitments in the amount of € 10,806.1 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with energy trading counterparties in the amount of € 877.8 million and € 1,149.3 million respectively.

Other commitments given include principally the following transactions:

-	As part of its European activity expansion, Electrabel is progressively increasing its presence in France via investments in Shem and CNR. The share purchase commitments in respect of these investments totaled approximately € 1.1 billion, to be spread over 2004 and 2006.

-	Furthermore, Electrabel entered into a contract to purchase the entire electricity production of Société Hydroélectrique du Midi (SHEM) and pay an annual fixed amount, net of tax, of between € 78 million and € 80 million.

-	In addition, Energie du Rhône (joint subsidiary of Electrabel, 44%, and CNR, 51%) signed electricity purchase/sale contracts with Compagnie Nationale du Rhône.

-	The Group granted the purchaser of a 30% interest in Elia System Operator an option for the resale of this interest, eligible for exercise until February 29, 2004. This option, with a strike price equal to the initial consideration paid for the investment, also covers a receivable transferred to the purchaser at the same time. The total amount of this commitment as of December 31, 2003 totaled € 202.7 million. As indicated in Note 2.4, this option matured after the year-end without being exercised by the purchaser.

In other respects, SUEZ companies are committed by vendor warranties resulting from the sale of activities, and subject to reserves where their exercise is considered probable. Potential liabilities in respect of vendor warranties totaled € 1,735 million as of December 31, 2003, compared to € 663 million at the 2002 year-end. The increase is due to divestments made in 2003 (Northumbrian, Ondeo Nalco).

Finally, SUEZ remains (through one of its American subsidiary) holder of the operating lease contract relating to the headquarter occupied by Ondeo Nalco in Naperville and sub-rented to the latter. SUEZ has received a counter-guarantee from Ondeo Nalco, who remains responsible of all the commitments relating to the operating lease towards SUEZ as well as the lessor. In case of default of Ondeo Nalco, the Group would notably be liable for lease payments to be incurred over the operating lease contract life (for € 200.8 million).

20.4 Contractual obligations impacting future outflows

The following table presents an estimate of contractual obligations as of December 31, 2003 impacting future cash outflows of the Group. This estimate encompasses Group gross borrowings and, among the off-balance sheet commitments described in Note 20, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
In millions of €	Less than 1 year	1 to 5 years	More than 5 years	Total

Net borrowings (including capital leases)	(855.9)	5,426.7	10,420.3	14,991.1

Operating leases	206.2	552.0	579.0	1,337.2

Irrevocable purchase commitments	1,039.5	1,861.6	588.4	3,489.5

Other long-term commitments	270.8	538.0	645.7	1,454.5

20.5 Trade receivable securitization program

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering maximum of € 470.0 million in receivables (total securitized receivables net of deposit accounts). Trade receivables of the different entities concerned (SITA Group, Elyo Group, Fabricom Group) are sold to a special-purpose securitized debt fund which secures refinancing on the commercial paper market. The debtors of the trade receivables concerned are primarily local authorities and companies.

SUEZ guarantees the securitized debt fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitized debt fund in respect of this guarantee, the level of which is determined by the level of receivables outstanding and their performance. Payments overdue more than 180 days are refinanced by the transferor via a draw-down by the securitized debt fund on the deposit account.

As of December 31, 2003, securitized debt outstanding totaled € 476.8 million and the securitized debt fund deposit totaled € 99.5 million. As of December 31, 2003, this deposit was covered by an immaterial reserve.

The program provides for certain cases of early resolution; in particular, the transfer of new receivables to the securitized debt fund would no longer be possible if the credit rating of GIE SUEZ Alliance by Moody’s Investor Services fell below Baa1.

The summary balance sheet of the European securitized debt fund as of December 31, 2003 is as follows (in millions of €):

Assets		Liabilities

Securitized debt	476.8	Ordinary shares	377.8

Miscellaneous receivables	0.5	Liabilities	99.5

TOTAL	477.3	TOTAL	477.3

The sale of Nalco in 2003 marked the end of the Group’s US securitization program.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

NOTE – 21 DISPUTES AND OTHER EXCEPTIONAL EVENTS

Energy

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, comprised of vertical integrations, have been examined by the Belgian competition authorities and were approved subject to certain commitments by Electrabel, and for the supply of Gas, Distrigaz (subsidiary of SUEZ-TRACTEBEL SA), with the main purpose of improving the liquidity of wholesale markets, as well as facilitating entry into the Belgian market for competitor suppliers.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiary companies of CGE and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

The Paris Court of Appeal (on February 18, 2003) confirmed this decision and emphasized that the Minister should determine the actions to be taken, both in terms of their principle and application.

Prior to stating his position on this matter, the Minister appears to be waiting for the outcome of the appeal lodged by CGE before the Court of Cassation.

Disputes and arbitration

The Group is involved with various claims and disputes with third parties or tax authorities in certain countries that arise in the ordinary course of business. Provisions are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there shall be a cash outflow at the year-end with no consideration expected from a third party, and that the estimate of this outflow is sufficiently reliable. The provisions recorded in respect of these claims, disputes and tax risks as of December 31, 2003 totaled € 442.1 million, and none were deemed individually material.

In Manila, the attempt to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

In Jakarta, negotiations were held with the concession-granting authority and resulted in authorization to increase prices significantly. These increases are currently being contested by consumer associations. Legal proceedings are currently underway at the appeal stage before the Indonesian courts. Uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded in 2002 to cover all of the Group’s commitments were maintained in 2003.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute and water and provide wastewater management services for the city of Manaus in Brazil. Three legal disputes are currently pending against the company and relate to: 1) the discharge of untreated waste water, 2) the invoicing process, and 3) the price increase obtained in December 2003. The Group’s financial statements have adequate provisions to cover the risks relating to pending disputes.

Regarding the situation in Argentina, please see Note 2.5.

The Belgian tax authorities have assessed Tractebel SA for an amount of € 157 million and have made known their intention to issue a further assessment in the amount of € 31 million, in respect of Tractebel’s investments in gas transportation and electricity distribution networks in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of legal counsel, the Group considers that these claims are without foundation.

Finally, vendor warranties were granted in connection with asset disposals and have been used for certain claims by purchasers. The Group considers that such claims are unjustified and all legal means have been implemented to challenge them (see note 20.3).

SUEZ is not aware of any other dispute or arbitration which is likely to have, or have recently had, a material impact on the financial condition, results of operations, business or assets of the company or Group.

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NOTE – 22 SEGMENT INFORMATION

The Group primarily operates and manages three business segments (Energy, Environment-Local Services, Environment Industrial Services). Each of these business segments is managed separately because each business develops, manufactures and sells distinct products and services, or targets specific customer segments. The activities of the different business segments are as follows:

•	Energy – The subsidiaries operating in this business segment may be involved in the production, transmission and distribution of electricity or gas, the operation of cogeneration and waste-to-energy facilities, and the provision of facility management services.

•	SUEZ Environment - Local Services (SE, formerly SELS) – The subsidiaries operating in this business segment provide private individuals and local authorities (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

•	SUEZ Environment - Industrial Services (SEIS) – The subsidiaries operating in this business segment provide industrial process facility services (Water treatment) to industrial customers. The main subsidiary in this business segment, Ondeo Nalco, was sold on November 4, 2003 and is consolidated under the equity method as from January 1, 2003.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit/(loss) is operating income before depreciation, amortization and provisions plus financial income/(loss) other than interest paid and received, plus income of companies accounted for under the equity method (gross operating income).

Segment net assets correspond to resources committed to the development of each of the Group’s business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, other reserves for contingencies and losses, accounts payable, deferred income, exceptional amortization charge, cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those adopted in the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by business segment

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2003

Segment revenues	26,634.6	12,141.7	168.0	677.5	39,621.8

Income from companies accounted for under the equity method	123.3	15.6	13.4	13.4	165.7

Segment profit (GOI)	4,000.8	1,949.9	7.3	52.9	6,010.9

Segment net assets	15,890.1	8,639.0	45.9	2,394.1	26,969.0

Capital expenditure	1,533.6	1,177.5	32.3	61.0	2,804.4

Employees	88,712	82,076	714	789	172,291

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2002

Segment revenues pro forma (a)	24,242.3	12,938.5	2,958.9	644.2	40,783.9

Income from companies accounted for under the equity method	60.7	(21.7)	1.1	11.3	51.4

Segment profit (GOI)	4,125.4	2,379.9	535.9	212.5	7,253.7

Segment net assets	17,513.0	14,454.1	5,250.2	5,523.4	42,740.7

Capital expenditure	2,204.6	1,647.4	143.0	162.8	4,157.8

Employees	88,811	97,040	11,912	987	198,750

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2001

Segment revenues (a)	26,373.9	12,348.2	3,026.1	611.0	42,359.2

Income from companies accounted for under the equity method	57.4	(17.6)	–	293.9	333.7

Segment profit (GOI)	4,331.0	2,575.1	548.8	283.0	7,737.9

Segment net assets	21,382.3	16,348.5	6,399.9	5,857.7	49,988.4

Capital expenditure	2,062.9	1,915.3	170.1	242.8	4,391.1

Employees	84,400	91,500	11,000	1,150	188,050

(a)	2002 revenues are adjusted for the change in presentation method applicable to energy trading on its own behalf explained in note 1-O. However, 2001 revenues are presented in accordance with the method applicable prior to January 1, 2003, as described in note 1-O.

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Information by geographical area

In millions of €	France	Belgium	UK	Other EU Countries	Other European countries	North America	South America	Asia and Oceania	Africa and Middle East	Total

2003

Revenues	9,750.5	11,472.7	1,232.5	7,773.0	1,377.6	3,885.4	1,702.1	1,774.2	653.7	39,621.8

Net assets	4,355.2	2,583.1	1,090.3	6,045.5	1,074.1	5,409.8	4,235.2	2,158.2	17.6	26,969.0

Employees	60,846	27,812	7,544	28,289	6,884	11,783	20,234	4,775	4,124	172,291

2002

Pro forma revenues	9,542.4	10,513.4	2,390.6	7,496.2	1,280.0	4,659.9	2,098.1	1,872.5	930.8	40,783.9

Net assets	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,460.8	169.5	42,740.7

Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,000	4,600	198,750

2001

Revenues	8,985.7	10,237.5	5,202.2	6,920.4	910.9	4,301.7	3,055.5	2,093.1	652.2	42,359.2

Net assets	6,546.3	8,045.0	4,999.8	7,068.4	519.6	11,767.6	7,642.7	3,222.9	176.2	49,988.5

Employees	59,300	31,600	12,100	39,900	3,550	9,400	21,000	6,750	4,450	188,050

Reconciliation of gross operating income with operating income

In millions of €	2003	2002

Segment profit (GOI)	6,010.9	7,253.7
Less:

Depreciation, amortization and provisions	(2,522.2)	(3,070.8)

Share in income of companies accounted for under the equity method	(165.7)	(51.4)

Other financial income/(loss)	(91.2)	(358.9)

Other operating items	(26.9)	(65.0)

Group consolidated operating income	3,204.9	3,707.6

Reconciliation of capital employed with total assets

In millions of €	2003	2002	2001

Capital employed	26,969.0	42,740.7	49,988.5

Plus:

Goodwill amortization excluding exceptional	(1,456.9)	(2,283.6)	(1,500.7)

Loans and receivables related to affiliates	1,215.5	1,736.4	645.5

Special concession accounts	4,847.4	4,849.2	4,668.6

Reserves for contingencies and losses	10,440.4	10,208.1	9,437.1

Accounts payable	13,439.6	14,745.7	16,269.4

Deferred income excluding deferred tax	2,792.2	2,977.6	3,373.3

Marketable securities, cash and cash equivalents	11,703.0	8,538.9	5,751.2

Adjustments to intangible fair value (a)		638.3	848.5

Group consolidated total assets	69,950.2	84,151.3	89,481.4

(a)	Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of an identical treatment in the segment net asset calculation (inclusion of their gross value only, excluding deferred tax impact).

NOTE — 23 MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by all of the members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors following the Board changes in 2003 and any termination payments received by its members:

In millions of €	2003		2002

	Headcount	Total compensation	Headcount	Total compensation

Board of Directors	14	1.9	16	1.9

Members of the Executive Committee	18	16.3	13	9.1

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NOTE – 24 SUBSEQUENT EVENTS

24.1 Puerto Rico Contract

In the face of economic conditions considerably different to initial projections and in the context of SUEZ’s action plan (to renegotiate or terminate contracts if their long-term viability cannot be maintained), Ondeo de Puerto Rico reached an amicable resolution with Puerto Rico Aqueduct Sewer Authority (PRASA) on January 13, 2004. This Operations and Maintenance contract, signed in May 2002, covered the management of water and sanitation services for the entire island. Despite obtaining significant improvements in the quality of Puerto Rico’s water service, both parties were unable to agree on a way to continue the contract in its current form. As from April 1, 2004, the island’s government will resume the management of water and sanitation services on the island with assistance of Ondeo de Puerto Rico.

The impact of the termination of this contract is provided for in the financial statements for the year ended December 31, 2003.

24.2 Sale of 29.2% of M6

On February 3, 2004, SUEZ, a founding shareholder of M6, disposed of 29.2% of the television channel’s equity capital in a combined market and institutional investor placement.

This transaction will allow the Group to record first-half 2004 proceeds of € 1 billion and net capital gains of approximately € 750 million

The Group will keep a residual 5% equity position in M6 for a three-year period, during which it will retain a seat on the channel’s Supervisory Board.

The disposal is consistent with the contract amendment signed February 2, 2004 between M6 and the French Audio Visual Higher Council (CSA).

24.3 Sale of Noos

The Group and UnitedGlobalCom (UGC) announced on March 15, 2004, that they signed a protocol of agreement for the sale of Noos to Médiaréseaux, UGC’s holding company in France. As indicated in note 1-F, provisions for exceptional events were recorded in the 2003 financial statements in the amount of the estimated capital loss, i.e. € -754 million.

NOTE – 25 LIST OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2003

The list of main consolidated companies below includes significant operating entities and the holding companies of operating sub-groups comprising individually insignificant subsidiaries

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

ENERGIE

SUEZ-TRACTEBEL	Place du Trône, 1 – 1000 – Brussels – Belgium	100	100	100	100	FC	FC

ELECTRABEL	Boulevard du Regent, 8 – 1000 Brussels - Belgium	50	45	50	45	FC	FC

ELIA/ELIA SYSTEM OPERATOR	Boulevard de l’Empereur 20 – 1000 Brussels - Belgium	32	29	64	70	EM	EM

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 – 1000 Brussels - Belgium	48	45	96	100	FC	FC

ELECTRABEL NETTEN VLAANDEREN (a)	Guldensporenpark 52-56 – 9820 Merelbeke - Belgium	50	–	100	–	FC	–

DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	38	34	75	75	FC	FC

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, The Nerderlands	50	45	100	100	FC	FC

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken – Germany	26	23	51	51	FC	FC

POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu – Poland	50	18	100	39	FC	EM

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	50	45	100	100	FC	FC

ACEA ELECTRABEL SPA (c)	P. le Ostiense, 2, Roma, Italy	20	–	41	–	PC	–

ACEA ELECTRABEL PRODUZIONE SPA (c)	Contrada Selva, 496, Altino, Italy	35	–	71	–	PC	–

ACEA ELECTRABEL TRADING SPA (c)	Via Flaminia, 133/137, Roma, Italy	25	–	50	–	PC	–

ACEA ELECTRABEL ENERGIA SPA (c)	Via Flaminia, 133/137, Roma, Italy	20	–	41	–	PC	–

ACEA ELECTRABEL ELETTRICITA (c)	P. le Ostiense, 2, Roma, Italy	20	–	41	–	PC	–

TIRRENO POWER SPA (c)	Largo Lamberto Loria,3 Roma, Italy	18	–	35	–	PC	–

ELECTRABEL POLSKA	5, Duleby, 40-833 Katowice – Poland	50	45	100	100	FC	FC

CNR	2, rue André Bonin 69 316 Lyon cedex 04 – France	24	–	48	–	EM	–

DISTRIGAZ	Rue de l’Industrie, 10 – 1040 Brussels – Belgium	47	47	55	55	FC	FC

FLUXYS	Avenue des Arts, 31 – 1040 Brussels – Belgium	47	47	55	55	FC	FC

TRACTEBEL ENERGIA (ex GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78	78	78	78	FC	FC

ITASA	986, Bela Cintra, 12e Andar, Sao Paulo, Brazil	38	38	49	49	PC	PC

TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless Road, Phatum Wan, Bangkok 10330, Thailand	100	100	100	100	FC	FC

HHPC (LAOS)	P.O Box 5464, Nong Bone Road, Vientaine, LAOS	70	70	80	80	FC	FC

TESI (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TEMI (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TBL POWER INC (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

TRIGEN	1177 West Loop South, 77027 Houston – USA	100	100	100	100	FC	FC

TBL PROJECT DEV INC (b)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

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		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

COLBUN USD	2355 Av 11 de Septiembre, Santiago – Chile	29	29	47	47	PC	PC

TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100	100	100	100	FC	FC

HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul – Corea	75	75	75	75	FC	FC

AXIMA France	46, Bld de la prairie au Duc, 44200 Nantes – France	100	100	100	100	FC	FC

BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara – Turkey	95	95	95	95	FC	FC

ENERSUR	960 Avenida Javier Prado Oeste – Lima – Perou	100	100	100	100	FC	FC

COMPANHIA ENERGETICA MERIDIONAL	366 Rua Antônio Dib Mussi – Florianopolis – Brazil	78	78	100	100	FC	FC

ELYO	235, av. Georges Clémenceau 92000 Nanterre – France	100	100	100	100	FC	FC

AXIMA HOLDING AG	12, Zürcherstrasse – 8400 Winterthur – Switzerland	100	100	100	100	FC	FC

AXIMA GMBH	51, Hessbrühlstrasse – 70565 Stuttgart – Germany	100	100	100	100	FC	FC

AXIMA CONTRACTING	Rue de Monténégro, 138-144 , 1190 Brussels – Belgium	100	100	100	100	FC	FC

AXIMA AG	Zürcherstrasse 12 – P.O. Box 414 – 8401 Winterthur – Switzerland	100	100	100	100	FC	FC

AXISI	Passeo, Castellene 163 - 28046 Madrid – Spain	100	100	100	100	FC	FC

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex – France	100	100	100	100	FC	FC

FABRICOM	Rue de Gatti de Gamond 254 – 1180 Brussels – Belgium	100	100	100	100	FC	FC

GTI	Kosterijland 50, 3981 AJ Bunnik, The Nerderlands	100	100	100	100	FC	FC

INEO	2 allée Jacques Brel 92247 Malakoff Cedex – France	100	100	100	100	FC	FC

CPCU	185, Rue de Bercy, 75012 Paris – France	64	64	64	64	FC	FC

AXIMA SERVICES Belgique	30, Blvd du Roi Albert II – Box 28 , 1000 Brussels – Belgium	100	100	100	100	FC	FC

ELECTRICITE DE TAHITI	BP802, 98703 Puurai-Faaa-Tahiti – French Polynesia	83	83	91	91	FC	FC

SPARK ENERGIE	19-45 De Schans , 8231KA Lelystad – The Nederlands	50	45	100	100	FC	FC

GROUPE FABRICOM	254 Rue de Gatti de Gamond – 1180 Brussels – Belgium	100	100	100	100	FC	FC

ENVIRONNEMENT – Services locaux (SE)

SUEZ ENVIRONNEMENT	18, Square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC

ONDEO DE PUERTO RICO	Ave. Barbosa, #604, Hato Rey – Puerto Rico 00917 – 4310 P.O. Box 7066, San Juan, Puerto Rico 00916 – 7066	100	100	100	100	FC	FC

LYONNAISE DES EAUX	18, Square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC

ONDEO DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison – France	100	100	100	100	FC	FC

HISUSA	Paseo de San Juan, 39, 08009 Barcelona – Spain	51	51	51	51	PC	PC

AGBAR	Paseo de San Juan, 39, 08009 Barcelona – Spain	26	26	49	49	PC	PC

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago Chile	32	32	52	52	FC	FC

AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires – Argentina	46	46	40	40	FC	FC

AGUAS CORDOBESAS	Rivadavia 126 Ciudad de Cordoba 5000 – Cordoba, Argentina	44	44	39	39	FC	FC

AGUAS PROVINCIALES DE SANTE FE	Cordoba 844, piso 5 Rosario 2000 – Argentina	58	58	52	52	FC	FC

EAU ET FORCE	300, rue Paul Vaillant Couturier – BP 712 - 92007 Nanterre – France	100	100	100	100	FC	FC

EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock – Germany	100	100	100	100	FC	FC

LYDEC	20, boulevard Rachidi, Casablanca – Marocco	60	60	59	59	FC	FC

NORTHUMBRIAN WATER	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX – United Kingdom	25	100	25	100	EM	FC

SINO FRENCH HOLDING (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	50	30	50	50	PC	PC

S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macao	43	26	50	50	PC	PC

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey – United States	100	100	100	100	FC	FC

INVERSIONES AGUAS METROPOLITANAS (IAM)	Avda. Presidente Balmaceda 1398 – Piso 14 – Santiago – Chile	63	63	50	50	FC	FC

SDEI	988, Chemin Pierre Drevet – 69140 Rilleux-La-Pape – France	100	100	100	100	FC	FC

SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, United Kingdom	100	100	100	100	FC	FC

SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100	100	100	100	FC	FC

SITA NEDERLAND	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL – 6801 HA Amhem, Pays-Bas	100	100	100	100	FC	FC

CESPA (d)	Henao, 20 entreplanta – Bilbao – Spain	–	63	–	50	NC	FC

SITA SVERIGE AB.	Kungsgardsleden – 26271 Angelholm – Suede	75	91	75	91	FC	FC

SITA France	123 rue des 3 Fontanot 92000 Nanterre – France	100	100	100	100	FC	FC

SITA AUSTRALIA (EX : SEMBSITA AUSTRALIA)	PO Box 160, Kemps Creek NSW 2171 – Australia	60	60	100	100	FC	FC

ENVIRONNEMENT – Services industriels (SEIS)

ONDEO NALCO (d)	Nalco Chemical Company – One Nalco Center – Naperville IL 60563 – 1198 – United States	100	100	100	100	FC	FC

ONDEO INDUSTRIAL SOLUTIONS	23-27, rue du professeur Victor Pauchet – 92420 - Vaucresson – France	100	100	100	100	FC	FC

COMMUNICATION

CODITEL (d)	Rue des Deux Eglises 26, 1000 Brussels – Belgium	–	79	–	79	NC	FC

SUEZ LYONNAISE TELECOM (NOOS)	20 Place des Vins de France – 75614 Paris cedex 12 – France	50	50	50	50	PC	PC

METROPOLE TV	89, avenue Ch. De Gaulle, 92200 Neuilly s/Seine – France	35	38	35	34	PC	PC

AUTRES

SUEZ SA	16 Rue de la Ville L’Evêque – 75008 Paris - France	100	100	100	100	FC	FC

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

		% interest		% control		Consolidation method

Company Name	Corporate headquarters	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003	Dec. 2002

SI FINANCES	68, Rue du Faubourg Saint-Honoré –75008 Paris – France	100	100	100	100	FC	FC

GIE – SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100	100	100	100	FC	FC

UMICORE (e)	Rue du Marais, 31 – 1000 Bruxelles – Belgique	–	31	–	31	NC	EM

GENFINA	1 Place du trône – 1000 Brussels – Belgium	100	100	100	100	FC	FC

Notes :

(a) : Entity responsible for the management of the distribution network in Flanders (hive-off in 2003)

(b) : Consolidated in 2001 and 2002 as part of Tractebel INC

(c) : Consolidation in 2003

(d) : Disposal in 2003

(e) : Partial sale and deconsolidation in 2003

FC: Full consolidation PC: Proportional consolidation EM: Accounted for under the equity method

SUEZ

Société Anonyme

16, rue de la Ville l’Evêque

75008 Paris

AUDITORS’ REPORT ON THE

CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003

Barbier Frinault & Autres Ernst & Young 41 rue Ibry 92576 Neuilly-sur-Seine	Deloitte Touche Tohmatsu - Audit 185 avenue Charles-de-Gaulle B.P. 136 92203 Neuilly-sur-Seine

SUEZ

Société Anonyme

16, rue de la Ville l’Evêque

75008 Paris

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 5

AUDITORS’ REPORT ON THE

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

This is a free translation into English of the statutory auditors’ reports issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes for the information of the reader, as required under French law in any auditor’s report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the statutory auditors report addressing financial reporting in the Chairman of the Board of Directors report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

To the Shareholders of SUEZ,

In accordance with our appointment as auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of SUEZ for the year ended December 31, 2003.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2003 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes the change in accounting principles relating to the presentation of energy proprietary trading activities which are presented after netting of the purchases and the sales, on the line “Revenues” as from January 1, 2003, and to Note 1.E. to the consolidated financial statements which explains the change since January 1, 2003 of the estimated depreciation periods of nuclear power stations to 40 years.

Justification of our assessments

Pursuant to the provisions of Article L.225-235 of the French Commercial Code governing the justification of our assessments, which apply for the first time this year, we draw your attention to the following:

As specified in Note 1 to the consolidated financial statements, the preparation of financial statements requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period. This note also stipulates that due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using current available information and therefore actual results could differ from those estimates. Significant accounting estimates include goodwill, intangible assets, property, plant and equipment and reserves for contingencies and losses:

–	With respect to the aforementioned assets, we assessed, in particular, the data and assumptions presented in Note 1 F to the financial statements, on which the estimates of those assets were based.

For Assets which the Group has decided to sell, we have obtained an understanding of the terms and conditions of sale in order to assess the reasonableness of the amounts recorded by the Group.

For Assets which the Group plans to continue to operate, we assessed the reasonableness of the significant data used and the cash flow projections prepared by the Group’s operating entities, and reviewed the calculations performed by the Group.

–	With respect to reserves for contingencies and losses, specifically reserves for nuclear fuel reprocessing and storage and dismantling of nuclear facilities as well as pension and similar benefit commitments, we assessed the assumptions used to determine those reserves and reviewed the information presented in Notes 15 and 19 to the consolidated financial statements.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the unqualified opinion in the first part of this report.

Specific procedure

We have also verified, in accordance with professional standards applicable in France, the financial information contained in the Group Management Report. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, March 31, 2004 The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu – Audit
Ernst & Young

Christian Chochon	Jean-Paul Picard

CHAPTER 6

CORPORATE GOVERNANCE

SUEZ has paid particular attention to the implementation of corporate governance principles for a number of years. These principles are the foundation of the Internal Regulations and the Directors’ Charter that were published and included in the 2001 reference document.

In addition, the US Sarbanes-Oxley Act, published in 2002, applies to the Company, as a foreign issuer, because of its listing on the New York Stock Exchange.

6.1	MEMBERS AND FUNCTIONS OF BOARD OF DIRECTORS AND MANAGEMENT

In 2003, the SUEZ Board of Directors comprised 14 Directors, of which there are 6 French Directors, 7 non-French Directors and 1 director with dual French-US nationality.

In accordance with point 8 of the COB “Corporate Governance” recommendations for the preparation of reference documents for fiscal year 2002, the SUEZ Board of Directors, in its meeting held on March 5, 2003, examined the criteria used in the Bouton report to qualify a non-executive Director and prevent conflicts of interest between the Director and the Company, its group or its management (Board meetings on March 5, 2003 and April 25, 2003, for the new Director Mr. Antonio Brufau).

As of December 31, 2003

	First appointment	Most recent appointment	Expiration of current term	Address

Gérard Mestrallet (54 years old) Chairman and Chief Executive Officer	June 15, 1994	2001	2005	SUEZ, 16 rue de la Ville l’Evêque, 75008 PARIS

Jean Gandois (73 years old) Vice-Chairman	June 25, 1986	2001	2005	SUEZ, 16 rue de la Ville l’Evêque, 75008 PARIS

Albert Frère (77 years old) Vice-Chairman	June 19, 1997	2001	2004	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 BRUSSELS

Antonio Brufau (55 years old) * Director	April 25, 2003	2003	2007	Caixa, Avenida Diagonal 621/629, E – 08028 BARCELONA

Gerhard Cromme (60 years old) * Director	June 14, 1995	2001	2004	ThyssenKrupp AG, August-Thyssen Strasse 1, D-40211 DUSSELDORF

Etienne Davignon (71 years old) Director	August 3, 1989	2001	2004	SUEZ-TRACTEBEL, 1 place du Trône, B-1000 BRUSSELS

Paul Desmarais Jr. (49 years old) Director	April 14, 1998	2001	2005	Power Corporation of Canada, 751 Square Victoria, MONTREAL, QUEBEC H2Y 2J3

Lucien Douroux (70 years old) * Director	September 7, 1993	2001	2005	Banque de Gestion Privée Indosuez, 20 rue de la Baume, 75008 PARIS

Jacques Lagarde (65 years old) * Director	June 14, 1995	2003	2007	1314 Arch Street, Berkeley, CA 94708, USA

Anne Lauvergeon (44 years old) * Director	May 5, 2000	2003	2007	Areva, 27/29 rue Le Peletier, 75009 PARIS

Jean Peyrelevade (64 years old) Director	June 22, 1983	2001	2004	Crédit Lyonnais, 19 Boulevard des Italiens, 75002 PARIS

Felix G. Rohatyn (75 years old) * Director	May 4, 2001	2001	2004	280 Park Avenue, 27th floor, NEW YORK, NY 10017, USA

Jean-Jacques Salane (52 years old) Director	April 26, 2002	2002	2006	Lyonnaise des Eaux Pays basque 15, avenue Charles Floquet BP 87, 64202 BIARRITZ Cedex

Lord Simon of Highbury (64 years old) * Director	May 4, 2001	2001	2005	53 Davies Sreet, LONDON W1K 5JH, UK

Secretary of the Board of Directors: Patrick Billioud

*	Non-Executive Directors:

“A Director is considered “non-executive” when he/she has no relations of any kind with the Company, its group or its management, which could impede the free exercise of his/her judgment” (Source: Bouton report which lays down a list of criteria based on which the Board of Directors reached its decision of March 5, 2003).

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 6

INFORMATION CONCERNING DIRECTORS

1. Directors in office

Gérard Mestrallet, born April 1, 1949 in Paris (18th District), of French nationality

A graduate of the prestigious French engineering school, Polytechnique, and the National School of Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986 he was appointed Executive Vice-President Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and then, in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of SUEZ-TRACTEBEL (Belgium)

Chairman of the Board of Directors of SUEZ

Environment

Chairman of Hisusa (Spain)

Vice-Chairman of Aguas de Barcelona* (Spain)

Director of Crédit Agricole SA*, Saint-Gobain* (France), Electrabel* (Belgium), Pargesa Holding SA* (Switzerland)

Member of the Supervisory Board of Axa* and Taittinger*

	Chairman of Société Générale de Belgique and Tractebel (Belgium) Vice-Chairman of Hisusa (Spain) Censor of Casino*	Chairman of SUEZ-TRACTEBEL (Belgium) Chairman of the Board of Directors of SUEZ Environment Chairman of Hisusa (Spain) Director of Electrabel* (Belgium)

*	Listed companies

Gérard Mestrallet holds 28,135 SUEZ shares. As Chairman of the Board of Directors, he attends meetings of the Compensation and Nomination Committee (except for matters concerning him personally).

Jean Gandois, born May 7, 1930 in Nieul (Haute-Vienne), of French nationality

A graduate of the prestigious French engineering schools, Polytechnique and Ponts et Chaussées, Jean Gandois has occupied the positions of Chief Executive Officer of Société des Aciéries de Lorraine and Wendel-Sidelor and Chairman of Sollac, Rhône-Poulenc, Péchiney, Cockerill Sambre and Conseil National du Patronat Français (CNPF), now MEDEF. Vice-Chairman of the SUEZ Lyonnaise des Eaux Supervisory Board since June 19, 1997, he was appointed Chairman on June 1, 2000. On May 4, 2001, Jean Gandois was appointed Vice-Chairman of the SUEZ Board of Directors.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Director of Danone*, Eurazeo*, Institut Curie, Vigeo (France), SUEZ-TRACTEBEL (Belgium), Air Liquide Italie Member of the International Advisory Board of Textron* (USA).	Director of Air Liquide Espagne and Société Générale de Belgique	Director of SUEZ-TRACTEBEL (Belgium)

*	Listed companies

Jean Gandois holds 5,005 SUEZ shares. He is Chairman of the Compensation and Nomination Committee.

Antonio Brufau, born March 12, 1948, Mollerussa (Spain), of Spanish nationality

Antonio Brufau has an economics degree from the University of Barcelona. He is a chartered accountant and graduate of the IESE. After having exercised various functions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. In 1988, he was Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa”. In January 1999, he was appointed President & Chief Executive Officer of the “la Caixa” Group.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman & Chief Executive Officer of the “la Caixa” Group (Spain)

Chairman of Gas Natural SGD S.A.*, Fundació Barcelona Digital (Spain), Hodefi (France)

Director of REPSOL–YPF* , Enagas*, CaixaHolding (Spain), CaixaBank France, CaixaBank Andorra

	Director of Aguas de Barcelona*, Acesa*, Inmobiliaria Colonial* (Spain)	None

*	Listed companies

Antonio Brufau holds 2,000 SUEZ shares. He is a member of the Audit Committee.

Paul Desmarais Jr., born July 3, 1954 in Sudbury, Ontario (Canada), of Canadian nationality

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada* Chairman of the Board of Directors of Power Financial Corporation* (Canada)

Vice-Chairman of the Supervisory Board and member of the Strategy Committee of Imérys* (France)

Director and member of the Management Committee of Great-West Life Assurance Company, Great-West Lifeco Inc.* (Canada), Great-West Life and Annuity Insurance Company (USA), London Life Insurance Company, London Insurance Group Inc.,

Investors Group Inc.* (Canada), Groupe Bruxelles Lambert* (Belgium), Pargesa Holding SA* (Switzerland) and Power Corporation of Canada*

Director of Power Financial Corporation, Gesca Ltée, La Presse Ltée, Les Journaux Trans-Canada Inc. (Canada) and Total* (France)

Member of the International Committee, Board of Directors and the Verification Committee of INSEAD

Chairman of the International Advisory Board of HEC (Business School) (Canada)

Chairman of the Advisory Committee of Sagard Private Equity Partners Europe (France)

	None	None

*	Listed companies

Paul Desmarais Jr. holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

Lucien Douroux, born August 16, 1933 in Saint-Rémy-sur-Durolle (Puy-de-Dôme), of French nationality.

Lucien Douroux studied at the Conservatoire National des Arts et Métiers (National School of Engineering and Technology). He is an Officer of the Legion of Honor and a Commander of the Order of Agricultural Merit. He was CEO of Caisse Nationale de Crédit Agricole from 1993 to 1999 and Chairman of the Supervisory Board of Crédit Agricole Indosuez from 1999 to 2001. He has been Chairman of Banque de Gestion Privée Indosuez since 1991.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of Banque de Gestion Privée Indosuez Chairman of the Supervisory Board of Fonds de Garantie des Dépôts Vice-Chairman of Wafabank* (Morocco) Director of Bouygues* and Euris	None	None

*	Listed companies

Lucien Douroux holds 3,220 SUEZ shares. He is a member of the Audit Committee.

Jacques Lagarde, born May 2, 1938 in Rennes (Ille-et-Vilaine), of dual French-US nationality

Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Management Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Director of Eukarion Inc. (USA)	Advisor to the Chairman of Braun GmbH (Germany)	None

Jacques Lagarde holds 5,500 SUEZ shares. He is Chairman of the Ethics, Environment and Sustainable Development Committee.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 6

Anne Lauvergeon, born August 2, 1959, in Dijon (Côte d’Or), of French nationality

A graduate of the prestigious French engineering school Ecole des Mines and Ecole Normale Supérieure, Anne Lauvergeon is a qualified science teacher. After starting her career in the iron and steel industry, Anne Lauvergeon joined CEA in 1984 and then took over responsibility for the administration of the Greater Paris area sub-stratum (1985-1988). In 1990, she joined the office of the French President and the following year was appointed Deputy General Secretary. Appointed Partner-Manager of Lazard Frères et Cie in 1995, she joined the Alcatel Group two years later before being appointed Chair of Cogema in June 1999. On July 3, 2001 she was appointed Chair of the Areva Group Executive Board.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chair of the Areva* Group Executive Board Chair of the Board of Directors of Cogema Vice-Chair of the Supervisory Board of Sagem SA* Director of Total*	None	None

*	Listed companies

Anne Lauvergeon holds 3,050 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee.

Felix G. Rohatyn, born May 29, 1928 in Vienna (Austria), of US nationality

After a secondary education in France and further education in the United States, Felix G. Rohatyn joined Lazard Bank in New York in 1948 and became Chief Executive Officer and then Partner in 1961. He left the bank in 1997 to take up the position of US ambassador to France. He left this post in December 2001 and founded Rohatyn Associates LLC in April 2001. Felix G. Rohatyn is a Commander of the Legion of Honor.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of Rohatyn Associates LLC

Member of the Council on Foreign Relations and the American Academy of Arts and Sciences

Director of LVMH*, Groupe Lagardère* and Publicis Groupe SA* (France)

Chairman of Aton Pharma Inc. (United States)

Trustee of the Center for Strategic & International Studies (United States).

	Director of Fiat S.p.A.* (Italy)	None

*	Listed companies

Felix G. Rohatyn holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

Jean-Jacques Salane, born September 16, 1951 in Bayonne (Pyrénées-Atlantiques), of French nationality

After having trained as an accountant, Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

CGT union representative

Union representative on the Lyonnaise des Eaux France Pays Basque Workers’ Council since 1996

Union representative on the Lyonnaise des Eaux Central Workers’ Council since 1996

Union representative on the SUEZ Workers’ Council since 1996

President of the Spring Funds French Supervisory Board

	None	None

Jean-Jacques Salane holds 2,000 SUEZ shares.

Lord Simon of Highbury, born July 24, 1939, in London (Great Britain), of British nationality

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961, he joined British Petroleum, where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Member of Advisory Board L.E.K. Consulting

Member of European Advisory Board Morgan Stanley Dean Witter* (Europe)

Advisory Director Unilever plc*

Director Britain in Europe

Member of the Supervisory Board Volkswagen Group (Germany)

Member of International Advisory Council Fitch et Fortis* (Belgium)

Chairman of Board of Trustees Cambridge Foundation, Trustee Hertie Foundation

Member of Advisory Council The Prince’s Trust

	None	None

*	Listed companies

Lord Simon of Highbury holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

2. Directors whose term of office is submitted to the general meeting for approval

Gerhard Cromme, born February 25, 1943 in Vechta/Oldenburg (Germany), of German nationality

Gerhard Cromme has a doctorate in Law and several diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He joined the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986. He is a commander of the Legion of Honor.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of the Supervisory Board of ThyssenKrupp
AG* (Germany)

Member of the Supervisory Board of Allianz AG*,
Axel Springer Verlag AG*, E.ON AG*, Ruhrgas AG*,
Siemens AG*, and Volkswagen AG* (Germany)

Director of Deutsche Lufthansa AG* (Germany) and
BNP-Paribas* (France)

	None	Member of the Supervisory Board of Siemens AG* (Germany) Director of BNP-Paribas* (France)

*	Listed companies

Over the last five years, Mr. Cromme has ceased to exercise the following functions:

- Chairman of the Management Board of ThyssenKrupp AG (Germany)

- Member of the Supervisory Board of ABB AG, Allianz Versicherungs-AG (Germany)

- Director of Thales (France)

Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Audit Committee and the Compensation and Nomination Committee.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 6

Etienne Davignon, born October 4, 1932 in Budapest (Hungary), of Belgian nationality

Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel on October 31, 2003, at which time he became Vice-Chairman of SUEZ-TRACTEBEL.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of Compagnie Maritime Belge, Compagnie
des Wagons-Lits, Sibeka, SN Airholding and Palais des
Beaux-Arts (Belgium)

Vice-Chairman of SUEZ-TRACTEBEL, Umicore*,
Fortis*, Recticel* (Belgium) and Accor* (France)

Director of Sofina SA*, SN Brussels Airlines, BIAC
(Belgium), and Gilead* (United States)

	Vice-Chairman of Société Générale de Belgique, Petrofina, and Tractebel (Belgium) Director of Pechiney* (France), Solvay*, and Sidmar (Belgium) Member of the Supervisory Board of BASF* (Germany)	Vice-Chairman of SUEZ-TRACTEBEL (Belgium)

*	Listed companies

Over the last five years, Etienne Davignon has ceased to exercise the following functions:

- Vice-Chairman of Société Générale de Belgique, Petrofina, and Tractebel

- Director of Générale de Banque, Arbed, Solvay, Minorco, Fibelpar, Sidmar, C.B.R., Pechiney, I.C.L., I.D.G., and Anglo American

- Member of the Supervisory Board of BASF (Germany)

Etienne Davignon holds 10,000 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee and the Compensation and Nomination Committee.

Albert Frère, born February 4, 1926 in Fontaine l’Evêque (Belgium), of Belgian nationality

After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Honorary manager of Banque Nationale de Belgique

Chairman of the Board of Directors and

Executive Director of Groupe Bruxelles Lambert*
(Belgium)

Chairman of the Board of Directors of ERBE, Frère-
Bourgeois, and Financière de la Sambre (Belgium)

Vice-Chairman, Executive Director and member of the
Management Committee of Pargesa Holding SA*
(Switzerland)

Chairman of the Supervisory Board of Métropole
Télévision M6* (France)

Honorary Chairman of the Chamber of Commerce and
Industry of Charleroi (Belgium)

Director of LVMH* and Château Cheval Blanc (France)

Member of the International Advisory Board of Power
Corporation of Canada* and the International
Committee of Assicurazioni Generali S.p.A.* (Italy)

	Chairman of the Board of Directors of PetroFina (Belgium)	Chairman of the Supervisory Board of Métropole Télévision M6*

*	Listed companies

Over the last five years Albert Frère has ceased to exercise the following functions:

- Chairman of the Board of Directors of Electrafina and Petrofina (Belgium)

- Chairman of CARPAR

- Vice-Chairman of Cobepa (Belgium) and Total (France)

- Director of Audiofina, CLT/UFA (Luxembourg), Télévision Française 1 and Coparex International (France)

Albert Frère holds 2,000 SUEZ shares.

Jean Peyrelevade, born October 24, 1939 in Marseilles (Bouches-du-Rhône), of French nationality

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively occupied the positions of Chairman of Compagnie de SUEZ, Banque Stern, UAP and Crédit Lyonnais. He resigned as Chairman of the latter in October 2003.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Director of Bouygues* (France) and Société Monégasque de l’Electricité et du Gaz (Monaco) Member of the Supervisory Board of l’Express (France)	Chairman of Crédit Lyonnais* Chairman of the Supervisory Board of Clinvest Director of LVMH* (France) and Power Corporation of Canada* Member of the Supervisory Board of Lagardère*	Member of the Supervisory Board of l’Express

*	Listed companies

Over the last five years, Jean Peyrelevade has ceased to exercise the following functions:

- Chairman of Crédit Lyonnais

- Chairman of the Supervisory Board of Clinvest

- Director of AGF, Air Liquide, Club Méditerranée, LVMH (France), and Power Corporation of Canada

- Member of the Supervisory Board of Lagardère

Jean Peyrelevade holds 3,115 SUEZ shares and chairs the Audit Committee.

3.	Persons whose appointment to the board of directors is submitted to the general meeting

Edmond Alphandéry, born September 2, 1943, in Avignon (Vaucluse), of French nationality

Edmond Alphandéry is a graduate of the Paris Institute of Political Studies and has a PHD in economics. He has held a chair in economics at the Université de Paris II since 1974. He was mayor of Longué-Jumelles and departmental councilor of Maine and Loire. He was Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP Assurances from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the CNP Supervisory Board. He has also been Chairman of the Centre National des Professions Financières since June 2003.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of the Supervisory Board of CNP Assurances

Chairman of CNP International

Director of Crédit Agricole Indosuez and Affiches Parisiennes

Chairman of the Centre National des Professions Financières

	None	Chairman of the Centre National des Professions Financières

*	Listed companies

Over the last five years, Edmond Alphandéry has ceased to exercise the following functions:

- Director of Polco SA

- Member of the Supervisory Board of GT Finances

Edmond Alphandéry holds 2,000 SUEZ shares.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 6

René Carron, born June 13, 1942, at Yenne (Savoie), French nationality

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He carried out a variety of elected mandates in Savoie. In 1981, René Carron joined the Crédit Agricole group. Since 1994, he has been Chairman of Caisse Régionale des Savoie, formed as a result of the merger that year of Caisse Régionale de la Savoie and Caisse de Haute Savoie. In 1995, he joined the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003, and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Chairman of the Board of Directors of Crédit Agricole SA*

Chairman of Caisse Régionale de Crédit Agricole des Savoie

Chairman of Caisse Locale de Crédit Agricole de Yenne

Chairman of GECAM (GIE)

Vice-Chairman of Fédération Nationale du Crédit Agricole

Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Rue Impériale, Sacam,
Sapacam (France), and Banca Intesa* (Italy)

Member of the Management Committee of ADICAM

	Chairman of SAS rue la Boétie Director of Crédit Agricole Indosuez, Crédit Lyonnais, Sofinco, and Fonds Coopération Crédit Agricole Mutuel	None

*	Listed companies

Over the last five years, René Carron has ceased to exercise the following functions:

- Mayor of the commune of Yenne

- Advisor to Banque de France de la Savoie

- Chairman of SAS rue la Boétie

- Vice-Chairman of Crédit Agricole SA

- Director of Crédit Agricole Indosuez, Crédit Lyonnais, Sofinco, and Fonds Coopération Crédit Agricole Mutuel

René Carron holds 3,500 SUEZ shares.

Thierry de Rudder, born September 3, 1949, in the VIIIth district of Paris, of dual Belgian and French nationality

Thierry de Rudder has a degree in mathematics from the University of Geneva and the Free University of Brussels, and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and carrying out various functions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now Executive Director.

Directorships and functions	Directorships and functions ceased during fiscal year 2003 or at the beginning of 2004	New directorships and functions accepted during fiscal year 2003 or at the beginning of 2004

Executive Director of Groupe Bruxelles Lambert* (Belgium) Director of Imerys*, Total*, Compagnie Nationale à Portefeuille*, and SUEZ-TRACTEBEL (Belgium)	Director of PetroFina (Belgium)	Director of SUEZ-TRACTEBEL (Belgium)

*	Listed companies

Over the last five years, Thierry de Rudder has ceased to exercise the following functions:

- Director of PetroFina (Belgium), Rhodia (France), CLT-UFA, Audiofina (Luxembourg), and Lasmo (United Kingdom)

Thierry de Rudder holds 2,000 SUEZ shares.

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Membership of the Board of Directors following the General Meeting of April 27, 2004

(subject to approval of the resolutions by the General Meeting)

Based on the various changes proposed at the General Meeting:

four terms of office due to expire will be renewed (Messrs. Cromme, Davignon, Frère and Peyrelevade), one term of office due to expire will not be renewed (Mr. Rohatyn), three terms of office will be awarded to new Directors (Messrs. Alphandéry, Carron, and de Rudder).

At the conclusion of the General Meeting, the SUEZ Board of Directors comprised 16 members.

Of these 16 members, 8 were French, 6 were non-French and 2 had dual nationality (French and other).

At its meeting on March 3, 2004, the SUEZ Board of Directors reviewed the status of Directors with regard to the non-executive criteria set forth in the Bouton report. It judged that the seniority criterion must be assessed with regard to the specific context of SUEZ, since SUEZ is not simply a continuation of the pre-1997 Lyonnaise des Eaux and that, from this point of view, the legal affiliation alone was not pertinent.

Accordingly, 8 Directors were deemed to be non-executive.

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean Gandois	Vice-Chairman
Albert Frère	Vice-Chairman
Edmond Alphandéry *	Director
Antonio Brufau *	Director
René Carron	Director
Gerhard Cromme *	Director
Etienne Davignon	Director
Paul Desmarais Jr.	Director
Lucien Douroux *	Director
Jacques Lagarde *	Director
Anne Lauvergeon *	Director
Jean Peyrelevade *	Director
Thierry de Rudder	Director
Jean-Jacques Salane	Director
Lord Simon of Highbury *	Director

(*) Non-executive Directors

6.1.1	Activities of the Board of Directors

Article 15 of the bylaws defines the powers of the Board of Directors.

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001, which were amended on July 9, 2003, and a Directors’ Charter in January 2002. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of the Company and its shareholders, and outlining with full transparency the rights and obligations of Directors (these documents were included with the 2001 annual report and are available at the Company’s registered office and on its web site: www.SUEZ.com).

In addition, the SUEZ Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during the preparation and approval of the financial statement which begins on the first day of the month preceding the date of the Board of Directors meeting held to approve the annual and half-year financial statements and terminating two days after this meeting. This general measure applies to Directors under Article 8 of the Directors’ Charter, which requires Directors to seek and obtain the advice of the SUEZ General Counsel (Secrétaire Général) before transacting with or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter also provides for the completion of regular evaluations of the Board of Directors’ performance, by a non-executive Director. The Board of Directors asked Jacques Lagarde to perform the initial performance evaluation of the Board of Directors and its sub-committees for fiscal year 2002. Jacques Lagarde submitted his evaluation to the Board of Directors on January 8, 2003.

Jacques Lagarde was asked to perform a new evaluation for fiscal year 2003. It began on December 9, 2003, based on a questionnaire completed by each Director. The second evaluation included the main issues of the previous year and the implementation of recommendations made during the previous year. Jacques Lagarde submitted his evaluation to the Board of Directors on March 3, 2004. The general directions identified with regard to improving the functioning of the Board of Directors will be implemented.

Pursuant to Article 11 of the Company’s bylaws, all Directors must hold at least 2,000 SUEZ shares throughout his/her term of office.

The Board of Directors meets as whenever required by the interests of the Company and, in any event, at least four times a year. It met eight times during fiscal year 2003 and the overall attendance rate was 88%.

Directors receive directors’ fees based on attendance, which were set during the General Meeting of April 26, 2002 at an aggregate of € 800,000 per annum for fiscal year 2002 and all subsequent fiscal years until a new decision is taken.

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Pursuant to the recommendation of the Compensation and Nomination Committee, the Board of Directors meeting of the same day set the following attribution rules:

Director

• Fixed portion	€35,000	per year

• Variable attendance-related portion	€2,000	per meeting

Sub-Committee Chairman

• Fixed portion	€15,000	per year

• Variable attendance-related portion	None, given that the Board considers that a sub-committee meeting cannot be held in the absence of its Chairman

Sub-Committee Members

• Fixed portion	€7,000	per year

• Variable attendance-related portion	€1,000	per meeting

Gérard Mestrallet, Chairman of the Board, and Jean-Jacques Salane, Group employee, do not receive any directors’ fees.

On this basis, the following directors’ fees were paid in respect of fiscal year 2003:

Jean Gandois	:	€68,500
Albert Frère	:	€50,500	(*)
Antonio Brufau	:	€34,000	(*)	Director appointed by the General Meeting of April 25, 2003
Gerhard Cromme	:	€67,000	(*)
Etienne Davignon	:	€68,000	(*)
Paul Desmarais Jr.	:	€54,000	(*)
Lucien Douroux	:	€62,500
Jacques Lagarde	:	€68,500	(*)
Anne Lauvergeon	:	€57,500
Jean Peyrelevade	:	€68,500
Felix G. Rohatyn	:	€53,834	(*)
Lord Simon of Highbury	:	€50,667	(*)
José Vilarasau	:	€17,667	(*)	Director until the General Meeting of April 25, 2003

(*)	Before deduction of 25% withholding tax due in respect of directors’ fees paid to directors not resident in France.

Total directors’ fees paid in fiscal year 2003 amounted to € 721,168, compared to € 709,667 in 2002.

Board of Directors Sub-Committees

The SUEZ Board of Directors has several Directors Sub-Committees.

•	The Strategy Committee has 7 members, including 3 non-executive Directors:

Gérard Mestrallet (Chairman), Jean Gandois (Vice-Chairman), Lucien Douroux, Albert Frère, Jacques Lagarde,

Anne Lauvergeon and Jean Peyrelevade.

Its purpose is to clarify, through analysis and discussion, the strategic objectives of the Group submitted to the Board of Directors and assess the validity and consequences of key strategic decisions proposed to the Board of Directors.

The Strategy Committee met once during the first half of 2003.

At the time of the performance evaluation of the Board of Directors and its sub-committees by Jacques Lagarde, as a Non-executive Director, at the end of fiscal year 2002, the Directors expressed their wish to extend the meetings of the Strategy Committee – comprising 7 members – to all Directors (14) who wished to attend.

Considering this request, the Chairman of the Board of Directors and the Chairman of the Compensation and Nomination Committee proposed that periodic consultative meetings be held on Group strategy in order to prepare the decisions of the Board of Directors.

In its meeting of July 9, 2003, the Board of Directors approved these proposals and consequently decided to amend the Internal Regulations of the Board of Directors.

These Directors meetings involve all Directors.

There was one Directors meeting of this nature in 2003.

•	The Audit Committee has 4 members, including 3 non-executive Directors:

Jean Peyrelevade (Chairman), Gerhard Cromme, Lucien Douroux and Antonio Brufau, the new Director appointed by the General Meeting of April 25, 2003, as a replacement for Felix G. Rohatyn.

Article 4 of the Board of Directors’ new Internal Regulations defines the rules and operating procedures of this Committee. It has two key roles. The first is to examine in detail the annual and half-year financial statements in order to inform the Board of Directors on their content and their presentation to the public. The second role is to gain an understanding of internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas. In addition, the Audit Committee can examine specific problems on an ad hoc basis.

The Committee met four times during 2003 and the overall attendance rate was 93%.

•	The Ethics, Environment and Sustainable Development Committee has 3 members, including 2 non-executive Directors:

Jacques Lagarde (Chairman), Etienne Davignon and Anne Lauvergeon.

Article 5 of the Board of Directors’ new Internal Regulations defines the rules and operating procedures of this Committee. It ensures compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee. It also examines the channels and resources available to achieve the Group’s objectives with respect to the environment and sustainable development.

The Committee met twice during 2003 and the overall attendance rate was 86%.

•	The Compensation and Nomination Committee has 6 members, including 3 non-executive Directors:

Jean Gandois (Chairman), Gerhard Cromme, Etienne Davignon, Paul Desmarais Jr., Felix G. Rohatyn, and Lord Simon of Highbury (since April 25, 2003).

Gérard Mestrallet, as Chairman of the Board of Directors, attends Committee meetings (except for matters concerning him personally).

Article 6 of the Board of Directors’ new Internal Regulations defines the rules and operating procedures of this Committee. It makes recommendations to the Board of Directors regarding the nomination and compensation of Board members. It is consulted with for nominations to Group Executive Management positions and compensation proposals for executive officers of the Group’s leading companies.

The Committee met three times during 2003 and the overall attendance rate was 86%.

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Executive Committee from 2003 until March 4, 2004

(12 members until October 2003, and 11 members subsequently)

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-Pierre Hansen	Chief Operating Officer
Yves-Thibault de Silguy	Executive Vice-President in charge of International Affairs and Institutional Relations
Patrick Buffet	Executive Vice-President in charge of Business Strategy and Development
Gérard Lamarche	Executive Vice-President, Finance (CFO)
Jérôme Tolot	Executive Vice-President, Operational Assistance
Dirk Beeuwsaert	Executive Vice-President in charge of Electricity and Gas International (E.G.I)
Willy Bosmans	Executive Vice-President in charge of Electricity and Gas Europe (E.G.E.)
Christian Maurin (*)	Executive Vice-President in charge of Environment Industrial Services (S.E.I.S.)
Jacques Pétry	Executive Vice-President in charge of Environment Local Services (S.E.L.S.)
Valérie Bernis	Executive Vice-President in charge of Communications
Emmanuel van Innis	Executive Vice-President, Human Resources

(*) until October 2003

In addition to these 11 members, the following individuals have the right to attend Executive Committee meetings:

Patrick Ouart	General Secretary
Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Central Management Committee from 2003 until March 4, 2004 (12 members)

Its members were as follows:

The Executive Committee members, other than the heads of the business lines (8 members).

Patrick Ouart and Henry Masson, whose positions are detailed above.

Christelle Martin	Senior Vice-President for Strategic Planning, Control and Accounting
Michel Sirat	Senior Vice-President for Financial Operations, Tax and Treasury

Executive Committee as of March 5, 2004 (11 members)

The Executive Committee reviews, at the request of the Chairman and Chief Executive Officer, strategic, development and organizational issues concerning the Group.

As of March 5, 2004, it had the following members:

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-Pierre Hansen	Executive Vice-President of the Executive Committee, Chief Operating Officer
Gérard Lamarche	Executive Vice-President, Finance (CFO)
Yves-Thibault de Silguy	Executive Vice-President in charge of International Affairs and Institutional Relations
Patrick Buffet	Executive Vice-President in charge of Business Strategy and Development
Dirk Beeuwsaert	Executive Vice-President in charge of Electricity and Gas International (E.G.I)
Willy Bosmans	Executive Vice-President in charge of Electricity and Gas Europe (E.G.E.)
Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environment
Jérôme Tolot	Executive Vice-President in charge of Energy and Industrial Services and Operational Assistance
Valérie Bernis	Executive Vice-President in charge of Communications
Emmanuel van Innis	Executive Vice-President, Human Resources

As before, in addition to these 11 members, the following individuals have the right to attend Executive Committee meetings:

Patrick Ouart	General Secretary
Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Central Management Committee as of March 5, 2004 (12 members)

The Central Management Committee is consulted on matters submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

The Executive Committee members, with the exception of Dirk Beeuwsaert, Willy Bosmans, and Jean-Louis Chaussade (8 members).

Patrick Ouart and Henry Masson, whose positions are detailed above.

Christelle Martin	Senior Vice-President for Strategic Planning, Control and Accounting
Michel Sirat	Senior Vice-President for Financial Operations, Tax and Treasury

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REPORTS OF THE BOARD OF DIRECTORS SUB-COMMITTEES

Strategy Committee Report

The Strategy Committee met on January 7, 2003 to review the Group’s 2003-2004 action plan. In its meeting on July 9, 2003, the Board of Directors decided to eliminate the Strategy Committee, as a result of the Board’s decision to broaden the strategic focus to include all Directors.

Accordingly, a Directors’ meeting was held on June 30, 2003 to review the progress of the action plan and the reorganizing of the head office and Group entities.

Audit Committee Report

The Audit Committee met 4 times in 2003 and twice at the beginning of 2004. The Statutory Auditors and the main individuals responsible for the Company’s financial, accounting, internal audit and risk issues attended all meetings.

The Audit Committee concentrated particularly on the following issues:

1. Financial statement review

In addition to the half-year and annual financial statements and due to the listing of SUEZ shares on the New York Stock Exchange since September 18, 2001, the Committee reviewed the reconciliation of the Group financial statements adjusted in accordance with US GAAP and the financial statements presented in accordance with French GAAP.

2. Group off-balance sheet commitments

The Committee examined the Group off-balance sheet commitments, totaling € 95 billion as of December 31, 2002.

The significance of the amount is due to the specific nature of the Group businesses, and particularly the need to secure fuel supplies. Nearly three-quarters of the amount represents reciprocal commitments essentially concerning Energy.

The Committee noted improvements in the information published by SUEZ following the COB recommendations at the end of 2002 and the ongoing improvement of reporting procedures.

3. Analysis of risks related to off-balance sheet commitments for raw materials

In addition to gross data, the Committee expressed its desire for a regular assessment, both qualitative and quantitative, of the risk related to raw material commitments, and particularly the price risk between firm purchases and firm sales.

The analysis of off-balance sheet commitments confirmed the major trends in Group businesses: a long-term position in the electricity businesses (with a tendency to focus on the shorter term because of deregulation) and a structurally short-term position for gas activities.

4. Pre-approval procedures for engagements performed by the Statutory Auditors

In accordance with US regulations, the Committee set up a system to verify the independence of Statutory Auditors, in particular with regard to the pre-approval of authorized engagements.

According to their nature, some engagements are subject, within certain limits, to a general pre-approval, while others are subject to specific pre-approval.

5. Assessment of Group entities

The Committee noted the assessments of the main Group entities.

These assessments determined the asset write-downs for the 2003 year-end closing and whether there existed any significant unrealized gains on some of the major portfolio segments of the Group (Electrabel, EGI Brazil, SITA France, and Lyonnaise des Eaux France).

6. Progress of the IAS project

The Committee noted the progress of work which should enable the Group to present its financial statements in accordance with IAS as of January 1, 2005.

The Committee was informed of the principal measures contemplated by the Group in connection with the adoption of these new standards and those to be taken when all the standards are harmonized, which is not yet the case.

7. Internal Audit activity report

The Audit Committee listened to a presentation by the head of Group Internal Audit on the Internal Audit reorganization, so as to reflect Group changes in 2003 and the set-up of a new functional link with Electrabel Audit.

The Committee was informed of past assignments and the program for 2004.

8. Internal control regulations

The Audit Committee took note of the Codis (Control and Disclosure) Program, developed under the impetus of Financial Management, which is intended to reinforce accounting and financial internal control and improve reporting. The Program is part of the Group implementation of the French Financial Security Act and the US Sarbanes-Oxley Act.

AUDIT FEES AND OTHER FEES PAID TO MEMBERS OF AUDITOR NETWORKS BY THE GROUP DURING 2003

(In thousands of €)	Ernst & Young		Deloitte

	Amount 01/01/2003 to 12/31/2003%		Amount 01/01/2002 to 12/31/2002%

Audit Statutory audit, certification, review of individual and consolidated financial statements	9,142	67	15,167	55

Incidental assignments	3,353	25	9,697	35

Sub-total	12,495	92	24,864	90

Other services Tax	430	3	418	2

Other	732	5	2,115	8

Sub-total	1,162	8	2,533	10
TOTAL	13,657	100	27,397	100

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee met on January 8 and July 9, 2003. A report on these meetings was presented by the Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical measures within the Group in order to ensure their correct implementation and their contribution to maintaining the high standards and reputation of the Group, its subsidiaries and affiliated companies.

In particular:

As is the case each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during the last year.

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The Committee spent a substantial part of its meetings reviewing the SUEZ sustainable development positions and the measures the Group has undertaken. This was the case for the preparation of the Johannesburg conference and its follow-up, the set-up of a coordinated organization under the banner “Ethics, core values and sustainable development,” and the creation of a long-term program.

It also focused on environmental issues and the impact of Group activities, and activities relating to health and occupational safety.

The Chairman, Jacques Lagarde, presided over a two-day “SUEZ Ethics Manager Annual Conference” on

June 12 and 13, 2003. Held in Paris, this conference brought together some one hundred ethics managers and executives of Group companies.

In accordance with its role, the Committee sought to verify that the structures and precedures defined in the SUEZ documents were implemented within the Group and widely distributed, particularly in the context of stricter legal and regulatory measures in both France and the United States. Accordingly, a code of professional conduct for financial managers was adopted to complete the SUEZ ethics measures pursuant to the rules of the Sarbanes-Oxley Act.

Report of the Compensation and Nomination Committee

The Compensation and Nomination Committee met three times during 2003. In terms of appointments to the Board of Directors to be submitted to the General Meeting, the Committee was presented with the Board’s proposal to renew the terms of office of Anne Lauvergeon and Jacques Lagarde and to appoint Antonio Brufau.

With regard to the composition of the Board sub-committees, the Committee primarily reviewed the proposal made to the Board of Directors with respect to the appointment of Antonio Brufau to the Audit Committee.

In addition, a recommendation was presented to the Board of Directors to increase the number of members of the Compensation and Nomination Committee from 4 to 6 with, accordingly, the proposed appointment of Felix G. Rohatyn and Lord Simon of Highbury.

The Committee also proposed to the Board the 2003 fixed/variable compensation terms for executive officers, the Chief Operating Officer and the Executive Vice-President, Finance. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee.

Finally, it proposed the terms of the 2003 stock option plan to the Board and determined the options to be allotted to Gérard Mestrallet, the Chief Operating Officer, and the Executive Vice-President, Finance.

6.2	EXECUTIVE INTERESTS IN THE SHARE CAPITAL

6.2.1	EXECUTIVE COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer:

In millions of €	2003		2002		2001

	Number of members	Total compensation	Number of members	Total compensation	Number of members	Total compensation

Board of Directors	14	1,9	16	1,9	15	1.7

Executive Committee (1)	18	16.3	13	9.1	12	10.3

(2)	11	9.9

The table indicating total compensation received by executive officers and members of the Executive Committee is presented in Note 23 to the Consolidated financial statements included herein.

a) Executive compensation

To provide a complete and consistent disclosure as to the “cost” of the Executive Committee, the situation presented is twofold. First, it shows the actual situation of the Executive Committee during 2003 in terms of the total number of members, given the changes in the composition of this body during 2003*, and the total compensation and additional compensation, including retirement benefits, received by members.

Secondly, it shows the Committee’s extrapolated compensation as of December 31, 2003.

These individuals receive both fixed and variable compensation.

Changes in the fixed salary portion are linked to changes in specific situations: a significant increase or change in responsibilities, adjustments necessary because of internal equity or a clear discrepancy with regard to the external market.

The variable salary portion seeks to compensate management’s contribution to the results of the Company and the Group.

The variable salary portion paid in 2003 in respect of fiscal year 2002, was linked in whole or in part to changes in the gross operating income of the global businesses and Group net earnings per share (EPS).

Accordingly, members of the Executive Committee who are not executive officers but who are responsible for an operating activity within the Group, received a 2002 variable salary portion linked 50% to the above criteria and 50% to performance criteria specific to the performance of their own sector, both quantitative (sector results, return on capital employed) and qualitative (organization, commercial targets).

For Executive Committee members who are not responsible for a Group operating activity, the 2002 variable portion was two-thirds based on economic criteria (gross operating income, net earnings per share) and one-third based on qualitative criteria.

The variable salary portion to be paid in 2004 in respect of fiscal year 2003 for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is mainly based on criteria related to the success of the action plan (debt reduction, cash flows prior to asset disposals, cost cutting) and partly on the gross operating income and net earnings per share of the global businesses. In agreement with the parties concerned, the figures were substantially reduced (50% in the case of Gérard Mestrallet) to take into account the significant amount of the exceptional negative results for the financial year.

For Executive Committee members who are responsible for a Group operating activity, the variable portion is 60% based on quantitative criteria (gross operating income by division, Group net earnings per share) and 40% based on qualitative criteria.

For Executive Committee members who are not responsible for an operating activity, the variable portion is determined in the same manner, except for the quantitative criteria, which are exclusively Group-level criteria (gross operating income, net earnings per share).

The following table presents total compensation paid to Executive Committee members during the fiscal year (variable compensation is paid by way of an installment system, with the balance paid the following year). **

Gross compensation including fringe benefits (in millions of €)	2003 ***	2002	%

Fixed	6.3	5.8	+8.6

Variable	3.6	3.3	+9.1

Total	9.9	9.1	+8.8

Number of Executive Committee members	11	13

The variable compensation portion represented 36% of total compensation in 2002, compared to an identical percentage in 2002, and 45% in 2001.

Total average compensation paid to members of the Executive Committee increased from €0.70 million in 2002 to €0.90 million in 2003. This increase is due to the fact that the Executive Committee now includes all divisional Chief Operating Officers, several of whose market reference is Belgium.

*	Individuals who left this committee in 2003: Christine Morin-Postel, Philippe de Margerie, Thierry Chambolle, François Jaclot, Philippe Brongniart, Gérard Payen and Christian Maurin (entered and left in 2003). Individuals who joined: Gérard Lamarche, Dirk Beeuwsaert, Willy Bosmans and Emmanuel van Innis.
**	See previous page.
***	The situation presented is stabilized as of December 31, 2003, as the comparison with actual elements related to Committee changes during the year was deemed not pertinent.

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b) Executive officer compensation

The compensation amounts presented below do not include directors’ fees.

Gérard Mestrallet, Chairman and Chief Executive Officer, received total compensation of € 1,773,565, of which € 1,028,029 was fixed compensation, including a vehicle fringe benefit. The variable portion of € 745,536 represents 42% of total compensation (compared to 55% in 2002), a decrease of 40% compared to 2002.

Pursuant to the recommendation of the Compensation and Nomination Committee, as approved by the Board of Directors, the variable portion for 2003 amounts to € 795,000.

Jean Gandois, Vice-Chairman of the Board of Directors and Vice-President, Group Company Special Projects, received total compensation of € 1,150,484.86.

Compensation for François Jaclot, who resigned from the Board in February 2003, and Philippe Brongniart, who resigned in April 2003, amounted to € 100,605 and € 201,209, respectively, over their terms of office.

6.2.2	INFORMATION ON STOCK OPTIONS

Stock subscription options granted by the Company and all Group companies during fiscal year 2003 to executive officers in office as of December 31, 2003

	Number of options granted	Subscription price	Plan	Expiration date

Gérard Mestrallet	350,000 *	€ 13.93	11.19.2003	11.18.2011

*	These options can only be exercised:
-	if the trend in the SUEZ share price equals or exceeds that of the Eurostoxx Utilities index over the period from November 19, 2003 to November 19, 2007, plus 1% annually,
-	if the SUEZ share price equals or exceeds € 20.

Stock options exercised during fiscal year 2003 by executive officers in office as of December 31, 2003

	Number of options exercised	Strike price	Plan	Expiration date

Gérard Mestrallet	–	–	–	–

6.2.3	RELATED PARTY TRANSACTIONS

As part of the streamlining of Group entities, two transactions were subject to a prior authorization from the Board of Directors due to the presence of common Directors in both contracting companies:

•	On July 29, 2003, SUEZ purchased the remaining SUEZ shares still held by Société Générale de Belgique. The purchase of 2,121,670 SUEZ shares, representing 0.21% of the share capital, was based on a unit price of € 13.83, corresponding to the average of the closing stock market prices of the share during the 20 trading days prior to the date of sale, for a total of € 29,342,696.10.

At the same time, SUEZ acquired the 4,205,105 SUEZ VVPR strips held by Société Générale de Belgique for a nominal price of € 1.

These transactions had been approved previously during the SUEZ Board of Directors meeting held on July 9, 2003.

•	On November 19, 2003, SUEZ increased its direct stake in SUEZ Industrial Solutions from 10% to 100%, by buying three 30% share blocks from three Group entities: SUEZ-TRACTEBEL, SUEZ Environment and Ondeo Industrial Solutions.

SUEZ and SUEZ-TRACTEBEL (company resulting from the October 31, 2003 merger between Société Générale de Belgique and Tractebel) have common Directors.

SUEZ purchased 25,141 SUEZ Industrial Solutions shares from SUEZ-TRACTEBEL, representing 30% of the share capital, based on a unit price of € 20.40, corresponding to the accounting net worth, for a total of € 512,876.40.

This transaction had been approved previously during the SUEZ Board of Directors meeting held on November 19, 2003.

*

* *

In addition, in connection with the Nalco sale in the United States, SUEZ deemed it necessary to hire consultants with an in-depth understanding of the US market and its business practices. SUEZ thus called upon Rohatyn Associates LLC, the consulting entity of Felix G. Rohatyn, a SUEZ Director and a former partner of Lazard Bank, in order to evaluate the transaction and provide assistance in negotiations, in collaboration with other Group consultants (investment banks, lawyers, chartered accountants, etc.).

The related agreement signed between SUEZ and Rohatyn Associates LLC had previously been approved during the SUEZ Board of Directors meeting held on July 9, 2003.

The amount paid by SUEZ to Rohatyn Associates LLC, with respect to this service, amounted to USD 5 million, or € 4.04 million.

6.2.4	LOANS AND GUARANTEES GRANTED TO OR ISSUED IN FAVOR OF MEMBERS OF ADMINISTRATIVE OR MANAGEMENT BODIES

None.

6.3	EMPLOYEE INCENTIVE SCHEMES

6.3.1	EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

•	Each year, SUEZ employees benefit from profit-sharing schemes. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

Amounts paid during the last 6 years were as follows:

1998	€3,602,432
1999	€4,258,249
2000	€5,083,977
2001*	€552,420
2002	€112,051
2003**	€–

•	An incentive agreement as signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

Amounts paid during the last 6 years were as follows:

1998	€726,427
1999	€658,173
2000	€4,516,119
2001*	€642,670
2002	€598,455
2003**	€–
*	The marked decrease in figures from 2001 is due to the hive-off of the Water Division and a decrease in the number of parent Company employees.
**	Pursuant to the application of derogatory formulae or applicable French ordinary general rules of law clauses, profit sharing and incentives equal zero because of the 2003 loss.

6.3.1.2	Employee share ownership

SUEZ has a voluntary share ownership policy.

As of December 31, 2003, employees held 3.9% of the share capital acquired through a Group Savings Plan offering standard subscription formulae and leveraged formulae in connection with the Spring 1999, 2000 and 2002 programs.

Employees benefited from a 20% discount (15% for the United States) on the share price.

Since 1999, the year SUEZ launched the first employee share ownership plan with an international leveraged formula, the participation of foreign subsidiary employees has increasingly grown to reach nearly 50% of subscriptions (excluding France and Belgique) at the time of the last Spring program in 2002.

Currently, there are approximately 105,000 SUEZ employee shareholders in 30 countries.

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6.3.2	STOCK SUBSCRIPTION OPTIONS GRANTED BY THE COMPANY AND BY ALL COMPANIES INCLUDED IN THE OPTION ALLOTMENT SCOPE DURING FISCAL YEAR 2003, TO THE 10 EMPLOYEES (NOT EXECUTIVE OFFICERS) OF THE ISSUER OR THESE COMPANIES HOLDING THE GREATEST NUMBER OF OPTIONS

Number of options granted	Subscription price	Plan	Expiration date

875,000	€ 13.93	11.19.2003	11.18.2011

6.3.3	STOCK OPTIONS EXERCISED DURING FISCAL YEAR 2003 BY THE 10 GROUP EMPLOYEES (NOT EXECUTIVE OFFICERS) HAVING EXERCISED THE GREATEST NUMBER OF OPTIONS

Number of options exercised	Strike or purchase price	Plans	Expiration date

164,500	€ 15.03	06.14.1995**	06.13.2003

55,500	€ 13.90	07.24.1996**	07.23.2004

14,155	€ 9.79	10.15.1996*	10.14.2004

*	Stock subscription options
**	Stock purchase options

CHAPTER 7

RECENT EVENTS AND PROSPECTS

See Note 24 to the consolidated financial statements and Chapter 4, Section 4.1 Vision and Strategy.

The forward-looking information presented in this reference document represents objectives and prospects that are subject to certain risks and contingencies. Future results of the Group could thus differ from these objectives and prospects. Consequently, the reader should carefully review the risk factors presented in Chapter 4.8, Risk Management.

2003 SUEZ REFERENCE DOCUMENT

CHAPTER 7

APPENDIX TO REFERENCE DOCUMENT

REPORTS ON INTERNAL CONTROL

PROCEDURES

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REPORT OF THE CHAIRMAN OF THE SUEZ BOARD OF DIRECTORS

ON THE TERMS AND CONDITIONS GOVERNING THE PREPARATION AND ORGANIZATION OF THE BOARD’S WORK, THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY AND THE LIMITATIONS IMPOSED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

Pursuant to Article L.225-37 of the French Commercial Code, I hereby report to you on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors of SUEZ S.A. (hereinafter the “Company”), the internal control procedures implemented by the Company and the limitations imposed by the Board on the powers of the Chief Executive Officer.

1. Terms and conditions governing the preparation and organization of the Board’s work

SUEZ was incorporated in the form of a limited liability company with a Board of Directors subject to the provisions of Book II of the French Commercial Code, as well as all laws applicable to business corporations.

Article 15 of the Company bylaws defines the powers of the Board of Directors: “The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings. The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.” The Board met on 8 occasions during 2003.

The Board of Directors has adopted Internal Regulations and a Directors’ Charter which set the terms and conditions governing its operation and the related requirements and limits. In addition, the SUEZ Ethics Charter and, in particular, the Confidentiality and Privileged Information Guide are applicable to Directors.

The Board relies on the work of specialized committees: the Audit Committee, the Ethics, Environment and Sustainable Development, and the Compensation and Nomination Committee. The powers, duties and functions of these committees are defined in the Board’s Internal Regulations.

On July 9, 2003, following the conclusions of the Board’s performance evaluation, the Board of Directors decided to eliminate the Strategy Committee and approved the set-up of periodic strategy consultative meetings, open to all Directors, so as to prepare Board decisions. The Internal Regulations were accordingly amended.

Article 5 of the Directors’ Charter stipulates that the Board’s performance must be assessed periodically (every two years at minimum) by a non-executive Director. This assessment, the first report of which was submitted to the Board of Directors on January 8, 2003, was renewed on December 9, 2003. The second report was submitted to the Board of Directors on March 3, 2004.

The Internal Regulations of the Board of Directors and the Directors’ Charter are available at the Company’s headquarters and on its Internet site, www.suez.com

In its meeting on April 26, 2002, the Board of Directors decided to combine the functions of Chief Executive Officer and Chairman of the Board of Directors. The Internal Regulations define the internal rules determining the powers of the Chairman-Chief Executive Officer.

The terms and conditions governing the preparation and organization of the work conducted by the Board of Directors are detailed in point 6.1.1. of Chapter 6, “Corporate Governance,” of the Annual Report. They follow the recommendations of the French Securities Regulator, the Autorité des Marchés Financiers or “AMF”.

2. Internal control procedures implemented by the Company

2.1 Internal control objectives

Internal control is a process implemented by the SUEZ Board of Directors, management and personnel to provide reasonable assurance as to the realization of the following objectives:

–	reliability of financial reporting;

–	compliance with applicable laws and regulations;

–	effectiveness and efficiency of operations.

The realization of these objectives depends on procedures intended to ensure compliance with management policies, the safeguarding of Company assets, the prevention and detection of fraud and error, the accuracy and completeness of accounting entries, and the preparation of reliable accounting and financial information within given deadlines.

Internal control objectives include the prevention and control of risk, in terms of both corporate activity and with respect to error and fraud. However, as with any control system, it cannot provide absolute assurance as to the complete control or elimination of the risk of error and fraud.

2.2 General organization of internal control procedures

The internal control procedures can be presented according to the five components of the model proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This internationally recognized model, the five components of which are reiterated below, presents the fundamental organization and internal control principles applicable to a company. Communicated step by step throughout the Group, the model will serve as the control framework.

A. General control environment

The Group structure includes a Headquarters and four Divisions. The executive officers of the Divisions are responsible for conducting business, as directed by the SUEZ Executive Committee, which defines their objectives (the composition and function of the Executive Committee are described in chapter 6, section 6.1.1 of the Annual Report). The Executive Committee meets twice a month to coordinate and control Group activities within the Divisions.

Headquarters management coordinates the operational activities, some of which apply transversally throughout the Group. These operational responsibilities can be assumed by Headquarters experts or expert networks within each Division.

A system for delegating powers has been set up to ensure operational efficiency and compliance of the decision-making process with the corporate governance principles. Delegations of powers downstream are defined within each company, taking into consideration guidelines defined by the Headquarters and the general corporate governance principles.

The principles which should guide the conduct and actions of Group managers and personnel are set forth in the following documents communicated to the Group companies: the SUEZ Values, the Ethics Charter, the Financial Managers Charter, the Environmental Charter, the International Social Charter and the Group Company Rules of Organization and Codes of Conduct.

Human Resources management plays a fundamental role, at the Group and individual company level, in the selection, deployment and development of appropriate human resources, thus guaranteeing the smooth operation of companies.

B. Risk assessment

The Group has implemented an integrated business risk management policy covering all risk assessment and management techniques used by the Group. The aim is to provide an appropriate perspective of the risk portfolio by using methods and tools common to all the Divisions and functions. Because of its integration within the Company’s key processes, this architecture contributes to the internal control system and thus it will be periodically assessed by Internal Audit.

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To coordinate this new approach throughout the Group, a Chief Risk Officer was appointed in January 2003. The Chief Risk Officer will report directly to Group executive management and assume responsibility for the risk management function, Internal Audit and assurance. A network of risk officers is being created in the Divisions in order to deploy these new methods and tools for risk identification and management.

C. Control activities

Control activities are based on a set of policies and procedures defined at the Headquarters, Division and individual company level.

Each Headquarters function, represented in the Central Management Committee (its composition and function are described in chapter 6 of the Annual Report), defines its control procedures. This comprises the following functions: Operations; Finance; Human Resources; International, Commercial and Institutional Relations; Communications; Business Strategy and Development; Risk, Organization and Central Services; the General Secretary and Legal.

The control procedures in the industrial and commercial sectors are defined, implemented and monitored by the subsidiary management and personnel mainly, based on Group requirements and specificities of the businesses. Certain controls are tested by independent organizations (safety and quality assurance standards), based on standards specific to these industrial activities (ISO, etc.).

Internal Audit, an independent function serving SUEZ management and the Audit Committee, is responsible for assessing the effectiveness and appropriateness of internal control in the Group and each of its entities. In the course of its assignments, Internal Audit assesses the organization of these entities and the risks related to their activities. In particular, its objectives are to make recommendations for the improvement of an organization’s internal control and help the personnel in its implementation so as to better manage their responsibilities. The internal auditors plan their assignments based on the identified risks. In carrying out their assignments, they use methodologies and tools recognized by the profession. Internal Audit periodically reports on its activities to the Audit Committee.

D. Information and communication

In accordance with the Information Systems Governance principles which determine its objectives, organizational models and measurement methods, and in liaison with the various Group Divisions represented on the IS Advisory Board, the Information Systems Function (ISF) defines, with the operating functions concerned, the information systems necessary for effectively managing operations and supporting Headquarters and Group strategic objectives. The ISF develops and operates these systems (and their underlying infrastructures), part of which are specific to Headquarters requirements, with the remainder, said to be transversal, being deployed for Group purposes. The ISF analyzes and manages the risks related to these systems to ensure data availability, integrity and confidentiality, in compliance with legal and contractual requirements. Management of information systems that are not transversal or specific to the Headquarters is decentralized within the scope of each subsidiary IT function.

The Group information system managers have allied their security approach within an IS Security Forum, which reports to the IS Advisory Board. The Board has established a charter of requirements for the Group and a framework for risk assessment and risk maturity levels. The roll-out of this approach is monitored in liaison with Internal Audit.

The Communications function has provided itself with the means necessary for the presentation of fair and reliable information and the control of image risk. The function, comprising four sections (Financial Communication, External & Internal Branding Strategy, Press Relations, and External Relations) ensures, in particular, the coordination of Group-wide communication actions that could impact SUEZ in terms of image, reputation, integrity, brand or share price.

Among the measures set up by the Communications function are a validation process specific to each type of information communicated, whether internally or externally, a crisis management system, steering committees for each type of media, and the coordination of actions between the Headquarters and Division communication teams. In addition, the Group has reinforced the procedures for drafting and communicating financial and non-financial information outside of the Group and defined the role of the Control & Disclosure Committee as part of the implementation of French and US financial transparency regulations.

E. Internal control monitoring

The internal control systems must themselves be assessed on a regular basis to ensure their effectiveness and contribution to the realization of Company objectives. The scope and frequency of monitoring activities essentially depend on the importance and complexity of the processes and the degree of change over time.

Within the context of certain specific approaches (quality assurance programs, etc.), the Group has created self-evaluation forms in order to estimate procedure and control quality. The aim of these approaches is to determine with greater efficiency the scope of certain improvement initiatives.

Certain Headquarters operational managers have mobilized networks of experts within each Division and at the Headquarters, which could lead to benchmarking between Group entities and the transfer of best practices.

The Group intranet ensures that personnel are fully and rapidly informed with respect to issues of general interest. A number of reference bases, standards and guidelines are regularly updated and disseminated via this internal communication tool.

The internal auditors, whose mission and assignments are described in the annual report, assist in the monitoring activity through audit engagements and the issue and follow-up of recommendations.

2.3 Description of the internal control procedures implemented

A. Main organization and internal control procedures

In order to reach the operational and financial objectives it has set, the Group has implemented certain organizational and internal control elements in connection with the general organization described above. A more detailed description of the organizational and internal procedures for three of the functions, which play a dominant role in the control areas covered by the COSO model is, is presented below.

Operations function

–	coordinates the Optimax action plan intended to improve control over the operating expenses, working capital requirement and investments in the Group in 2003 and 2004. Its objective is to strictly monitor certain expense categories and the WCR, and selectively analyze investments.

–	develops a policy for global purchasing with respect to certain material and equipment categories under the Opting program. The gradual implementation of mutualization procedures enables a more consistent and economic management of the purchasing process.

–	participates, in consultation with the Finance function, in the analysis of investment projects, draft contracts and Group assets. The investment projects must comply with the Group approval procedure, which calls for the organization of a consideration committee (at the preliminary stage of the project) and an investment committee (prior to the filing of a firm offer). Beyond a certain limit, these committees meet at the SUEZ level in the presence of the central functions concerned and are subject to decisions periodically transmitted to the Board of Directors. Based on similar principles, there is a Commitment Committee (for significant contracts without major investment) and a Withdrawal Committee for Disposals.

–	coordinates the major commercial and industrial accounts for all the Group Divisions and certain marketing analyses within SUEZ Industrial Solutions.

–	analyzes the environmental risks and coordinates the measures required to reinforce the control of these risks and compliance with environmental laws. This issue is discussed in the Activities and Sustainable Development Report.

Finance function

Under the authority of the Chief Financial Officer, it comprises two operational departments (the Financial operations, cash management and tax department and the Planning, control and accounting department) and the Division Financial Directors (with the exception of the EGE Division, where relations are functional rather than hierarchical).

This organization ensures that the implementation of Group best practices and priorities by the financial networks is partially or fully centralized for certain engagements (cash, taxes, major projects) and decentralized for most of the other Finance engagements such as management control.

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Management control is represented and organized at each managerial level of the Group to take into account the specificities of each Business. Management controllers are attached to the Financial Director of their entity. Central management control develops and coordinates the management controller network in order to ensure that the entire control chain is able to produce the summary information necessary at Group level.

The Finance function:

–	ensures that significant Group financial transactions are carried out (raising capital on the bond and financial markets, project financing, disposals, mergers and acquisitions, listed security transactions) and acts as Group interface vis-à-vis the ratings agencies.

–	manages, in consultation with the Divisions, Group treasury (debt, liquidities) by relying on a system for reporting and forecasting system and controlling financial ratios and covenants.

–	analyzes, jointly with the Divisions, the main financial risks of the Group (interest rates, main foreign currencies and bank counterparties). It develops instruments for the measurement of positions and defines the risk hedging policy.

–	develops and coordinates a tax management network to limit risk and optimize the management of direct and indirect taxes in connection with tax planning.

–	coordinates the budget and forecast process (mid-term plan) and sets the major financial parameters and macro-economic assumptions underlying the quantification of any forecast.

–	determines the nature, scope, format and frequency of financial reporting pertinent at Group level that must be supplied by the Divisions.

–	analyzes the variances in forecast data and variances between forecast and actual data.

–	produces a monthly reporting package covering the investments, certain operational management indicators and the trend in the main financial aggregates.

–	participates, in consultation with the Chief Operating Officer, in the analysis of investment projects, draft contracts and Group assets. Specifically, management control validates the financial impact calculation for the contemplated transactions, ensures that project-related risks have been thoroughly analyzed, drafts the decision report of Committees, and ensures its follow-up via the subsequent preparation of a specific project analysis to validate the agreement of actual data with the assumptions used during the project’s submission to the Investment Committee.

–	ensures the reliability of accounting and management data, specifically by determining the nature, scope, format and frequency of financial reporting pertinent at Group level that must be supplied by the Divisions. It also sets the financial reporting standards, including the accounting standards and procedures, performance indicators, instruments and standardized consolidation processes of forecast and actual data.

Legal function (Corporate and International)

–	counsels the Headquarters and Divisions with, where necessary, legal opinions.

–	participates, where necessary, in liaison with the Divisions and other functions, in the preparation and negotiation of legal documentation.

–	sets up a network of legal experts responsible for supervising and managing Group legal risks by practicing its early warning duty and right of notification.

–	collects the data necessary for the monitoring of legal risks with the support of periodic centralized reporting from the Divisions and the Headquarters.

B. Internal control procedures relating to the preparation and treatment of financial and accounting information

The internal control procedures relating to the preparation and treatment of financial and accounting information are mainly implemented by the Planning, control and accounting department within the Group Finance function and the Division finance departments, while ensuring their implementation within all operating subsidiaries. The constant evolution of most of the processes ensures that they are adapted to Group requirements.

The Planning, control and accounting department is responsible for the closing of the SUEZ company accounts, the harmonization of accounting and financial data, and the preparation of the Group consolidated accounts. Accordingly, it relies on the following internal control procedures:

–	Definition and communication of Group accounting policies. The manual of accounting policies enacted by the Group is communicated on the SUEZ intranet. It is available to the entire Group financial function and is regularly updated based on the monitoring of developments in French, US and international standards. The manual includes a definition of the performance indicators used by the Group. Information sessions are organized to comment on new developments.

–	Definition and communication of closing instructions. Prior to each consolidation phase, the closing assumptions (rates table: foreign exchange, discount and tax), scope and timetable for submission of data are communicated on the SUEZ intranet. This is accompanied by information addressed to the Division financial managers, who relay it to the Group subsidiaries.

–	Development, roll-out and maintenance of the consolidation IT tool. The user manual is provided on the Group intranet and is available to the entire Group financial function. The tool’s configuration is updated at each phase of the consolidation to meet the changing needs. The reporting tool’s standardization (configuration, maintenance, communication and control of compliance with instructions) secures and harmonizes data processing. Appropriate training sessions are held regarding the complex modules or for new Group members.

–	Development of a dynamic reporting process to speed up the production and frequency of accounting and management data and adapt performance indicators to the development of the Group and its environment, particularly via the reconciliation of forecast data generated by the budget process with actual data.

–	Review of the treatment of the Group’s major transactions. The Planning, control and accounting department determines the accounting treatment of major acquisitions and disposals and approves the treatment of significant transactions initiated by the Divisions.

–	Communication of accounting and financial information to the Group’s administrative and management bodies and verification of financial information prior to its dissemination by the Communications function.

3. Internal control progress plan

In 2003, the Group implemented the Codis program in order to strengthen the main financial reporting flows and improve internal control within the Group. The program was also developed to ensure the compliance of procedures and internal control with French (Financial Security Act) and US (Sarbanes-Oxley Act) regulations.

The program, directed by a manager who reports to the Group Chief Finance Officer, mobilizes a multifunctional taskforce mainly comprised of representatives from the financial, legal, internal audit and information systems functions within the Headquarters and Divisions. Instructions, based on the COSO model, are addressed to the Group entities to ensure a consistent approach throughout the Group and the rigorous on-site implementation of the program.

Work is monitored by the SUEZ Control & Disclosure Committee, which also informs the SUEZ Audit and Executive Committees.

Paris, March 31, 2004

Gérard Mestrallet

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AUDITORS’ REPORT, PREPARED IN ACCORDANCE WITH ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE, ON THE REPORT PREPARED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS, WITH RESPECT TO THE INTERNAL CONTROL PROCEDURES FOR THE PREPARATION AND TREATMENT OF FINANCIAL AND ACCOUNTING INFORMATION

YEAR ENDED DECEMBER 31, 2003

To the shareholders of SUEZ,

In our capacity as statutory auditors of SUEZ, and in accordance with the last paragraph of Article L.225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of your company in accordance with Article L.225-37 of the French Commercial Code for the year ended December 31, 2003.

Under the responsibility of the Board of Directors, management is responsible for defining and implementing appropriate and effective internal control procedures. In his report, the Chairman reports on the conditions and organization of the Board’s procedures and the internal control procedures implemented by the company.

It is our responsibility to report to you our observations on the information and assertions set out in the Chairman’s report on the internal control procedures relating to the preparation and treatment of financial and accounting information.

We have performed our procedures in accordance with the professional guidelines applicable in France. These guidelines require that we perform procedures to assess the fairness of the information set forth in the Chairman’s report with respect to internal control procedures relating to the preparation and treatment of the financial and accounting information. These procedures mainly consisted of the following:

•	familiarizing ourselves with the internal control objectives and general organization as well as the internal control procedures relating to the preparation and treatment of financial and accounting information, as presented in the Chairman’s report.

•	familiarizing ourselves with the procedures underlying the information presented in the report.

On the basis of our procedures, we have no comment to make on the information and the assertions given in respect to the internal control procedures relating to the preparation and treatment of financial and accounting information, set forth in the report of the Chairman of the Board, prepared in accordance with Article L.225-37 of the French Commercial Code.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, March 31, 2004

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu - Audit

Ernst & Young

Christian Chochon	Jean-Paul Picard

COMBINED ANNUAL AND EXTRAORDINARY

GENERAL MEETING

OF APRIL 27, 2004

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AGENDA

A. DELIBERATING AS AN ORDINARY GENERAL MEETING

Board of Directors’ Report

Auditors’ Reports

Approval of the fiscal year 2003 Company financial statements and the transactions performed during the year

Appropriation of earnings and declaration of the dividend

Vote on the Auditors’ Report on related party transactions

Approval of the fiscal year 2003 consolidated financial statements

Renewal of the terms of office of four Directors

Appointment of three Directors

Authorization to trade in the Company’s shares

B. DELIBERATING AS AN EXTRAORDINARY GENERAL MEETING

Board of Directors’ report

Auditors’ Special Report

Independent Expert’s Report

Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Authorization granted to the Board of Directors to issue shares reserved for employee members of a SUEZ Group Corporate Savings Plan

Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2004 SCA

Authorization to be given to the Board of Directors to grant stock-options to the management and employees of the Company and related companies

Powers to carry out decisions and perform formalities

BOARD OF DIRECTORS’ REPORT

1 BOARD OF DIRECTORS’ REPORT TO THE ORDINARY GENERAL MEETING

Approval of the Company financial statements (first resolution)

Shareholders are asked to approve the transactions which took place in fiscal year 2003 and the Company financial statements for the year ended December 31, 2003, as presented.

Appropriation of earnings and declaration of the dividend (second resolution)

Noting a net loss for fiscal year 2003 of €1,847,968,412.98, which is greater than retained earnings of €1,248,429,575.47, the Board of Directors hereby proposes to reduce retained earnings to zero and appropriate the debit balance of €599,538,837.51 to the “Special long-term capital gains reserve,” which is reduced from €1,474,315,183.71 to €874,776,346.20.

This appropriation would be as follows:

€

• Retained earnings of previous fiscal years	1,248,429,575.47

• Net loss of the current fiscal year	(1,847,968,412.98)

• Appropriation of the debit balance to the “Special long-term capital gains reserve”	(599,538,837.51)

To demonstrate its confidence in the Group’s future given the success of the 2003-2004 action plan and the satisfactory current results of businesses, the Board of Directors hereby proposes to extend the net dividend of €0.71 to the 1,007,679,806 shares outstanding as of December 31, 2003, by deduction from the special long-term capital gains reserve.

Should shareholders approve this proposal, the total dividend shall amount to €715,452,662.26 and be subject to an equalization tax of €154,262,007.36.

This distribution would break down as follows:

€

• Dividend of €0.71 for 1,007,679.806 shares	715,452,662.26

• Equalization tax	154,262,007.36

• Deduction from the “Special long-term Capital gains reserve”	869,714,669.62

The total deduction of €869,714,669.62 will reduce the “Special long-term capital gains reserve” from €874,776,346.20 to €5,061,676.58.

Should shareholders approve this proposal, the net dividend for fiscal year 2003 for 1,007,679,806 shares outstanding as of December 31, 2003 shall total €0.71, plus a tax credit of €0.355, giving a gross total dividend of €1.065.

Dividend shall fall due for payment on Monday, May 3, 2004.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Related-party transactions falling within the scope of Articles L.225-38 and L.225-86 of the French Commercial Code (third resolution)

The Auditors’ Special Report concerns related-party transactions falling within the scope of Articles L.225-38 and L.225-86 of the French Commercial Code.

This report features on page 18 of the appendix to the reference document.

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Consolidated financial statements (fourth resolution)

Shareholders are asked to approve the consolidated financial statements for the year ended December 31, 2003, as presented.

Renewals of terms of office and appointments of Directors (fifth, sixth, seventh, eighth, ninth, tenth and eleventh resolutions)

Considering the decisions of the General Meeting of May 4, 2001, which adopted the Société Anonyme à Conseil d’Administration (Limited liability company with Board of Directors) corporate status, and of the Board of Directors’ meeting of May 4, 2001 which followed the General Meeting, the five directors, whose term of office expires at the end of the 2004 Annual General Meeting, are as follows:

•	Mr. Gerhard CROMME

•	Mr. Etienne DAVIGNON

•	Mr. Albert FRERE

•	Mr. Jean PEYRELEVADE

•	Mr. Felix G. ROHATYN

Mr. Rohatyn does not seek the renewal of his term of office. Former US ambassador to France, he was appointed as SUEZ Director in May 2001, four years subsequent to the SUEZ/Lyonnaise des Eaux merger of June 1997, when the Company changed corporate status from a Société Anonyme à Directoire et Conseil de Surveillance (Limited liability company with Executive and Supervisory Boards) to a Société Anonyme à Conseil d’Administration (Limited liability company with Board of Directors).

Mr. Rohatyn was a member of the Audit Committee from April 2002 to March 2003 and has been a member of the Compensation and Nomination Committee since April 2003.

The Board of Directors sincerely thanks Mr. Rohatyn for his activity within the Group over the past three years and the international insight that he always provided at Board of Directors’ meetings.

Shareholders are asked to renew the terms of office of four other Directors (Messrs. CROMME, DAVIGNON, FRERE and PEYRELEVADE).

In addition, shareholders are asked to appoint three new Directors, two of whom are put forward by the two major shareholders, Groupe Bruxelles Lambert and Crédit Agricole.

In the fifth resolution, shareholders are asked to renew the term of office of Mr. Gerhard Cromme, non-executive Director, for a period of 4 years. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

In the sixth resolution, shareholders are asked to renew the term of office of Mr. Etienne Davignon, Vice-Chairman of SUEZ-TRACTEBEL, for a period of 4 years. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

In the seventh resolution, shareholders are asked to renew the term of office of Mr. Albert Frère, Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert, for a period of 4 years. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

In the eighth resolution, shareholders are asked to renew the term of office of Mr. Jean Peyrelevade, non-executive Director, for a period of 4 years. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

In the ninth resolution, shareholders are asked to appoint Mr. Edmond Alphandery, non-executive Director, for a period of 4 years. Mr. Edmond Alphandery, 60, is Chairman of the Supervisory Board of CNP Assurances. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

In the tenth resolution, shareholders are asked to appoint Mr. René Carron, Director, for a period of 4 years. Mr. René Carron, 61, is Chairman of the Board of Directors of Crédit Agricole S.A. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

In the eleventh resolution, shareholders are asked to appoint Mr. Thierry de Rudder, Director, for a period of 4 years. Mr. Thierry de Rudder, 54, is Executive Director of Groupe Bruxelles Lambert. His term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Based on these different changes:

four expiring terms of office will be renewed (Messrs. Cromme, Davignon, Frère and Peyrelevade)

one expiring term of office will not be renewed (Mr. Rohatyn)

three terms of office will be awarded to new Directors (Messrs. Alphandery, Carron and de Rudder).

At the end of the Combined General Meeting of April 27, 2004, the SUEZ Board of Directors will comprise 16 members:

Gérard MESTRALLET	Chairman and Chief Executive Officer
Jean GANDOIS	Vice-Chairman
Albert FRÈRE	Vice-Chairman
Edmond ALPHANDERY *	Director
Antonio BRUFAU *	Director
René CARRON	Director
Gerhard CROMME *	Director
Etienne DAVIGNON	Director
Paul DESMARAIS JR.	Director
Lucien DOUROUX *	Director
Jacques LAGARDE *	Director
Anne LAUVERGEON *	Director
Jean PEYRELEVADE *	Director
Thierry de RUDDER	Director
Jean-Jacques SALANE	Director
Lord SIMON of HIGHBURY *	Director

(*)	Non-executive directors

Of the 16 directors, 8 qualify as non-executives in accordance with the criteria of the Bouton report.

Authorization to trade in the Company’s shares (twelfth resolution)

The General Meeting of April 25, 2003 authorized the Company to trade in its own shares on the stock exchange under the following terms and conditions:

- maximum purchase price :	€ 36
- minimum selling price :	€ 12
- maximum shareholding :	10% of share capital
- aggregate amount of acquisitions :	€ 3.6 billion

Between the General Meeting of April 25, 2003 and February 28, 2004, the Company acquired 2,574,579 of its own shares on the market for a total consideration of €36.2 million and a unit value of €14.1 and sold 1,200,000 shares for a total consideration of €17.6 million and a unit value of €14.7.

The authorization to trade in the Company’s shares on the stock exchange, granted by the General Meeting of April 25, 2003, expires in October 2004. Shareholders are asked to grant a new authorization to the Board of Directors, for a period of eighteen months with cancellation of the previous authorization, to trade in the Company’s shares.

Share purchases enable the Company to stabilize the share price, sell shares in line with positions on the market and subsequently cancel securities in order to improve the return on equity and earnings per share. In this respect, shareholders are asked in the fifteenth resolution to renew the authorization to reduce the share capital by way of such cancellations. Share

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purchases also enable securities to be held for the purposes of financial management of share capital and assets, the implementation of employee programs and stock purchase option plans. Finally, they enable the performance of financial transactions by transfer, sale or exchange.

The Board of Directors proposes the extension of the authorized trading limits set in the previous year.

The proposed terms and conditions are as follows:

maximum purchase price :	€ 36
minimum selling price :	€ 12

this price being determined, where appropriate, in accordance with applicable legal requirements, in the event of election for the options offered by paragraph 3 of Article L.225-209 of the French Commercial Code.

maximum shareholding :	10% of share capital
aggregate amount of acquisitions :	€ 3.6 billion

This authorization is granted for a period of eighteen months as from the date of this General Meeting.

2	BOARD OF DIRECTORS’ REPORT TO THE EXTRAORDINARY GENERAL MEETING

Authorization granted to the Board of Directors to issue marketable securities with retention of preferential subscription rights (thirteenth resolution)

The authorization granted by the General Meeting of April 26, 2002 to issue marketable securities with retention of preferential subscription rights expires in June 2004.

Shareholders are asked to authorize the Board of Directors to issue, during a period of twenty-six months with cancellation of the previous authorization, shares, warrants and/or marketable securities conferring immediate or future access to shares (convertible bonds, shares or bonds with stock subscription warrants, bonds redeemable in shares, etc.), with retention of preferential subscription rights, and increase the share capital by capitalization of reserves. The total maximum par value of shares issued, excluding the capitalization of reserves, may not exceed €700 million and the total maximum nominal amount of initial debt securities may not exceed €5 billion. The amount of shares issued pursuant to the fourteenth resolution shall be added respectively to these amounts.

The maximum par value increase in share capital by capitalization of reserves may not exceed the total of amounts that can be capitalized.

Authorization granted to the Board of Directors to issue marketable securities with cancellation of preferential subscription rights (fourteenth resolution).

The authorization granted by the General Meeting of April 26, 2002 to issue marketable securities with cancellation of preferential subscription rights expires in June 2004.

Shareholders are asked to authorize the Board of Directors to issue, during a period of twenty-six months and with cancellation of the previous authorization, on the French and/or international markets, the same securities as those set forth in the thirteenth resolution. This resolution also authorizes the Board of Directors to issue securities in consideration for securities transferred to the Company pursuant to a public offer of exchange initiated by the Company and to issue securities to which the marketable securities issued in accordance with the Board of Directors by direct or indirect SUEZ subsidiaries confer entitlement. The total maximum par value of shares issued, as specified in the thirteenth resolution, may not exceed €700 million and the total maximum nominal value of initial debt securities may not exceed €5 billion. The amount of shares issued pursuant to the thirteenth resolution shall be added respectively to these amounts (and vice versa).

These authorizations which shareholders are asked to grant, will provide the Board of Directors with the necessary flexibility to perform, as appropriate, the share issues best adapted to market conditions. In addition to offering existing shareholders the possibility to subscribe for new shares under preferential terms and conditions, the Board of Directors shall, by canceling preferential subscription rights, be able to perform transactions which must be performed rapidly if they are to succeed, while soliciting a wide investor base by performing issues on foreign financial markets.

Where preferential subscription rights are retained, shareholders may be granted, in addition to the subscription rights to which they are entitled, additional subscription rights enabling holders of existing shares to subscribe for a greater number of shares than that to which their preferential rights confer entitlement, in proportion to subscription rights held and subject to demand.

Where preferential subscription rights are cancelled, the Board of Directors may grant shareholders priority subscription rights without creating negotiable securities. This resolution also provides that the issue price of shares shall be based on the average opening listed price of the share during ten consecutive stock market days selected from among the twenty stock market days preceding the issue of the shares, after correction of this average, where necessary, for different dividend ranking dates. It is noted that where stock subscription warrants are issued, amounts received by the Company on the subscription of these warrants shall be taken into account in this calculation. It should, however, be noted that the subscription floor price shall probably be modified by a ruling to be published shortly. This resolution also provides for the application of the new legal regulations once they are effective.

Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares (fifteenth resolution)

The authorization granted by the General Meeting of April 25, 2003 to reduce the share capital by canceling shares expires in October 2004.

Shareholders are asked to authorize the Board of Directors once again, for a period of eighteen months, to reduce the share capital by canceling all or part of the shares purchased by the Company pursuant to Article L.225-209 of the French Commercial Code.

The Board of Directors would, therefore, be authorized to reduce the share capital of the Company subject to a maximum of 10% of its amount, by twenty-four month period.

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Employee share ownership

The sixteenth and seventeenth resolutions seek to develop employee share ownership throughout the Group by enabling the launch of a fourth international employee share ownership plan.

A prospectus was submitted to the Autorité des Marchés Financiers (formerly the Commission des Opérations de Bourse) in respect of this plan and approved by it.

As in 1999, 2000 and 2002, the objectives of this plan are to :

•	make employees full partners of the Group,

•	focus attention on value creation as the point where your interests and their interest meet,

•	enable shareholders to team up with you in their choices made throughout the year,

•	expand the international basis of the employee shareholder concept.

Two investment formulae will be proposed to employees within the scope of this plan :

•	a “standard” investment formula, without financial leverage, and

•	a “multiple” investment formula, with financial leverage and guaranteed capital.

The resolutions presented to you for approval seek to grant the Board of Directors the necessary powers to implement this plan.

Authorization granted to the Board of Directors to perform a share capital increase reserved for the employee members of a SUEZ Group Corporate Savings Plan (sixteenth resolution)

Shareholders are asked to authorize the Board of Directors to issue, during a period of three years commencing the date of this General Meeting and with cancellation of previous authorizations, shares, with cancellation of preferential subscription rights,

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reserved for employees who are members of a SUEZ Group corporate savings plan and/or a voluntary employee retirement saving partnership (hereinafter referred to as the “employees”).

The number of shares issued pursuant to this authorization may not exceed 3% of the share capital on the date of the Board of Directors’ decision.

In accordance with legislation, the subscription price will be equal to 80% of the average opening listed price of the SUEZ share during the twenty stock market sessions preceding the date of the Board of Directors’, or Chairman’s, decision setting the terms and conditions of the share capital increase.

Authorization granted to the Board of Directors to perform a share capital increase reserved for Spring Multiple 2004 SCA (seventeenth resolution)

Shareholders are asked to authorize the Board of Directors to issue, during a period of one year, shares reserved for Spring Multiple 2004 SCA, up to a maximum par value amount of €30 million.

The issue price will be identical to that offered to employees by virtue of the sixteenth resolution.

Spring Multiple 2004 SCA is a Luxembourg company whose shares will be offered to employees of foreign Group subsidiaries located in Argentina, Belgium, Brazil, Chile, Czech Republic, French Polynesia, Hong Kong, Hungary, Macao, Morocco, New Caledonia, Portugal, Principality of Monaco, Slovakia, Switzerland and the United Kingdom where, for local regulatory and tax reasons, employees cannot subscribe for SUEZ shares under the framework introduced by the sixteenth resolution.

SUEZ shares subscribed by Spring Multiple 2004 SCA will be sold :

•	in part to Crédit Agricole Indosuez and/or one of its subsidiaries in order to ensure the coverage of the multiple formula offered to employee shareholders of Spring Multiple 2004 SCA ;

•	in part to Crédit Agricole Indosuez and/or one of its subsidiaries in order to ensure the coverage of the multiple formula offered to employees of foreign Group subsidiaries located in the following countries – Germany, Netherlands, Poland, Spain, Sweden and the United States of America – subscribing directly for SUEZ shares pursuant to the sixteenth resolution.

The equality of the share issue conditions were submitted to an Independent Expert, Mr. Jean Borjeix, Managing Partner of Oddo et Cie, whose report is available for your review.

As indicated in the note preceding the seventeenth resolution, employees of SUEZ Group foreign subsidiaries located in one of the countries detailed in this note, eligible to participate in one of the Spring 2004 operation formulae and wishing to be able to participate therein at a later date, must not vote on this resolution.

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If, as a result of a large number of subscriptions, the maximum number of shares which may be subscribed, pursuant to the authorizations granted by the sixteenth and seventeenth resolutions, is exceeded, employee subscriptions will be reduced in accordance with the following rules :

•	reductions will be performed on an individual resolution basis; if the maximum number of shares which may be subscribed under one resolution is not exceeded, the employees concerned by this resolution will receive the full number of shares subscribed ;

•	where, with respect to one of the above two resolutions, the number of subscriptions exceeds the number of shares which may be subscribed by virtue of the resolution concerned, employee subscriptions will be reduced proportionally ;

•	where, with respect to one of the above two resolutions, the number of subscriptions exceeds the number of shares which may be subscribed by virtue of the resolution concerned and one of the countries included in the scope covered by this resolution is subject, for regulatory or tax reasons, to a maximum subscription ceiling (hereinafter referred to as the “capped country) and this ceiling is also exceeded, subscriptions submitted by employees located in the capped country will be reduced proportionally, in priority ;

•	where such a reduction does not enable compliance with the maximum number of shares which may be subscribed by virtue of the resolution concerned, a further proportional reduction will be performed involving all employees covered by the resolution in question, including those located in capped countries, such employees being treated in the same way as employees of other countries ;

•	Dutch, German, Polish, Spanish, Swedish, and US employees subscribing for SUEZ shares within the context of the sixteenth resolution will receive one Stock Appreciation Right (SAR) for each SUEZ share subscribed, conferring entitlement to nine SUEZ shares issued pursuant to the seventeenth resolution ;

In the event of a reduction in the number of subscriptions of these employees, as provided above, the number of shares to be issued pursuant to the seventeenth resolution must also be reduced, in the amount of nine times the reduction concerning the sixteenth resolution.

Authorization granted to the Board of Directors to grant stock options (eighteenth resolution)

The authorization granted by the General Meeting of May 4, 2001 expires in July 2004.

Shareholders are asked to authorize the Board of Directors to grant, during a period of thirty-eight months, and with cancellation of the previous authorization, to the top executives and employees of the Company and certain related companies, stock subscription and purchase options. The number of shares issued pursuant to this authorization may not exceed 3% of the share capital on the date of the Board of Directors’ decision and the share subscription and purchase prices shall be determined in accordance with legal provisions.

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Assuming shareholders authorize the issue of marketable securities with cancellation of preferential subscription rights as proposed by the resolutions presented above, the Board of Directors will issue an additional report on the implementation of these resolutions, in accordance with Article 155-2 of the French Decree of March 23, 1967.

This report shall detail the final terms and conditions of the transaction and indicate :

•	the impact on shareholder positions of the proposed issue and in particular on their share in shareholders’ equity at the end of the previous fiscal year, it being noted that where this is more than six months prior to the proposed transaction, the impact shall be assessed with respect to an intermediary financial position drawn up in accordance with the same accounting methods and presentation rules as adopted in preparing the most recent annual balance sheet ;

•	the theoretical impact on the current share price represented by the average share price during the twenty stock market sessions preceding the transaction.

This information shall be presented taking account of all securities issued and capable of conferring entitlement to the share capital of the Company.

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AUDITORS’ REPORT ON REGULATED RELATED-PARTY AGREEMENTS

YEAR ENDED DECEMBER 31, 2003

To the shareholders of SUEZ,

In our capacity as Statutory Auditors of your Company, we hereby present our report on regulated, related-party agreements.

A. Agreements approved during fiscal year 2003

Pursuant to Article L.225-40 of the French Commercial Code, we have been informed of the agreements which were subject to the prior approval of your Board of Directors.

Our engagement does not involve seeking out the possible existence of any other such agreements but consists in informing you, on the basis of the information provided to us, of the principal characteristics and terms and conditions of those agreements brought to our attention, without having to express an opinion on their usefulness or appropriateness. Pursuant to Article 92 of the French Decree of March 23, 1967, it is your responsibility to assess the interest for the Company of entering into these agreements with a view to their approval.

We have carried out our work according to the standards of the profession applicable in France; these standards require that we plan and perform our audit in order to verify that the information supplied to us is consistent with the source documents from which it was taken.

1.	With SUEZ-TRACTEBEL

Directors concerned

Mr. Gérard Mestrallet, Mr. Jean Gandois and Mr. Etienne Davignon.

Nature and purpose

On November 19, 2003, your Company increased its direct interest in SUEZ Industrial Solutions from 10% to 100%, by purchasing three blocks of interest of 30% of SUEZ Industrial Solutions’ capital from three Group entities: SUEZ-TRACTEBEL, SUEZ Environnement and Ondeo Industrial Solutions.

Your Company bought 25,141 SUEZ Industrial Solutions shares from SUEZ-TRACTEBEL, representing 30% of the capital, on the basis of a unit price of EUR 20.40, corresponding to the net book assets, i.e. for a total amount of EUR 512,876.40.

Terms and conditions

This transaction was previously authorized by the Board of Directors of SUEZ at its meeting of November 19, 2003.

2.	With Rohatyn Associates LLC

Director concerned

Mr. Felix G. Rohatyn.

Nature and purpose

Within the scope of the sale of Nalco, a transaction that took place in the US, your Company deemed it necessary to appoint advisors who were completely familiar with the US market and business practices. Your Company thus called on the services of Rohatyn Associates LLC, a consulting firm belonging to Mr. Felix G. Rohatyn, a former partner with Banque Lazard, capable of fulfilling, alongside the Group’s other advisors (investment banks, lawyers, chartered accountants, etc.), a role involving evaluations, assistance with negotiations, and the conducting of said negotiations.

Terms and conditions

The agreement entered into in respect of the above between your Company and Rohatyn Associates LLC had previously been authorized by the Board of Directors of your Company at its meeting of July 9, 2003. The sum paid by your Company to Rohatyn Associates LLC in respect of this service amounted to USD 5 million, equivalent to EUR 4.04 million.

3.	With Société Générale de Belgique

Directors concerned

Mr. Gérard Mestrallet, Mr. Jean Gandois and Mr. Etienne Davignon.

Nature and purpose

On July 29, 2003 your Company repurchased from Société Générale de Belgique the balance of the SUEZ shares it continued to hold as of such date. The 2,121,670 SUEZ shares, representing 0.21% of the capital, were repurchased on the basis of a unit price of EUR 13.83, corresponding to the average over the 20 trading days prior to the date of repurchase, i.e., a total amount of EUR 29,342,696.10. At the same time your Company purchased from Société Générale de Belgique the 4,205,105 VVPR SUEZ strips that Société Générale de Belgique VVPR SUEZ still held at that time for a symbolic price of EUR 1.

Terms and conditions

These transactions had been previously authorized by the Board of Directors of your Company at its meeting of July 9, 2003.

Moreover, pursuant to the French Decree of March 23, 1967, we have been informed that the performance of the following agreements, approved during the course of previous fiscal years, continued in effect during fiscal year 2003.

B. Agreements approved during previous fiscal years which continued in fiscal year 2003

1.	With SUEZ Group companies located in France, Belgium and the Netherlands

Nature and purpose

Within the scope of the SUEZ Group’s refinancing policy, it was decided to implement an international program for the securitization of receivables held by Group companies located in France, Belgium and the Netherlands, for a nominal amount of approximately EUR 650 million. This nominal amount was reduced to EUR 470 million in 2003. This program, entitled Zeus, comprises three compartments, Helios, Demeter and Nausikaa.

At its meeting of January 9, 2002, your Board of Directors expressly authorized the agreements entered into within this scope, and approved your Company’s participation in the securitization program in respect of the Demeter compartment, consisting of Sita and certain of its subsidiaries, and the Helios compartment, consisting of Elyo and its subsidiary, CPCU.

The outstanding receivables securitized pursuant to this operation amounted to EUR 387m as of December 31, 2003.

Moreover, your Board of Directors authorized the granting, by your Company in favor of the FCC (special securitization vehicle) and the participating parties, of a guarantee to cover the commitments of the SUEZ Group companies participating in the operation.

At its meeting of September 4, 2002, your Company approved the participation of the SUEZ Group in the securitization program in respect of the Nausikaa compartment consisting of the Fabricom Group and certain of its subsidiaries.

Terms and conditions

The outstanding amount of securitized receivables pursuant to this operation amounted to EUR 90 million as of December 31, 2003.

2.	With FirstMark Communication France (FMCF)

Nature and purpose

At its meeting of April 26, 2002, your Board of Directors authorized the contribution of the shares of FirstMark Communication France by your Company to LD Com, at a cost of EUR 210 million. Pursuant to this contribution, your Company received approximately 16.7% of LD Com’s capital.

This contribution comprises a certain number of direct commitments and a guarantee covering all obligations of the three SUEZ subsidiaries involved in the transaction (SUEZ Connect, Galilée and Marignan) being provided to LD Com.

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Terms and conditions

This agreement had no impact on the 2003 fiscal year.

3.	With SI Finance

Nature and purpose

Within the scope of the sale of Clininvest by SI Finance to Capio, your Board of Directors authorized, at its meeting of September 4, 2002, a vendor’s warranty by SUEZ to Capio, as the parent company of SI Finance.

The warranty covers compliance with contractual obligations relating to the sale. In addition, in the event of the voluntary or court-ordered liquidation of SI Finance, or of the merger of SI Finance with another Company which is not controlled by your Company, and having the same financial resources as SI Finance, or in the event that the sale of SI Finance by your Company does not fulfill these criteria, your Company will automatically assume the outstanding obligations of SI Finance.

This warranty is unlimited in amount as the vendor’s warranty is partially uncapped and its duration shall be equal to that of the warranties granted by SI Finance (i.e., up to 2007 at the latest).

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

4.	With Ondeo Nalco

Nature and purpose

Within the scope of the sale by Ondeo Nalco of its corporate headquarters, followed by the signature of a 25-year lease-back agreement, which may be renewed, at its meeting of November 20, 2002, your Board of Directors authorized your Company to provide a guarantee covering all Ondeo Nalco obligations.

As Ondeo Nalco has provided SUEZ with a counter guarantee and the two companies have signed a participation agreement within the scope of this transaction, the agreements had been given prior authorization.

At its meeting of August 26, 2003, your Board of Directors maintained this guarantee after the sale of Ondeo Nalco.

Terms and conditions

The guarantee is unlimited in amount for the duration of the leasehold obligations (including renewal periods) and obligations relating to other agreements. This guarantee is irrevocable and unconditional.

5.	With Société Générale de Belgique

Nature and purpose

At its meeting of January 10, 2001, your Board of Directors validated the agreement between your Company and Société Générale de Belgique within the scope of the issue, by your Company, of a bond loan at a rate of 2.50% with an option of exchange for shares in Umicore (held by Société Générale de Belgique). The amount of the bond loan is EUR 247m.

Société Générale de Belgique undertakes to sell its shares in Umicore to your Company at the market price (average of the closing stock market prices for the last ten days of trading) plus 1% upon a simple written request from SUEZ or its duly authorized representative, and to authorize the sale of the other assets received in replacement for the shares at the time of transactions giving rise to an adjustment in the exchange ratio of the bonds.

Société Générale de Belgique also undertakes to systematically inform your Company of any transaction liable to affect the capital of Umicore.

Finally, your Company undertakes to acquire from Société Générale de Belgique its shares in Umicore and, where applicable, the other assets received at the time of transactions affecting the share capital of Umicore.

During the 2003 fiscal year, your Company redeemed 37,000 bonds with an option of exchange for shares in Umicore in anticipation of requests for redemption from the bond holders.

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

6.	With Ondeo

Nature and purpose

As of December 31, 2000, an interest-free shareholder advance of USD 1,552m was granted to Ondeo with a view to its future conversion into capital. This advance consisted of the following:

•	USD 652 million relating to the acquisition of UWR,

•	USD 400 million relating to the financing of the acquisition of Ondeo Nalco,

•	a further USD 500 million set aside for the packaging business.

At its meeting of November 28, 2001, your Board of Directors authorized the conversion into capital of the USD 500 million advance. Taking exchange rate fluctuations into account, this conversion into capital actually amounted to EUR 550 million.

During the same meeting, your Board of Directors authorized the continuance of the unconverted portion of the advance, i.e., USD 1,052m. This continuance became effective as from December 31, 2001 and is valid until December 31, 2003.

At is meeting of November 20, 2002, your Board of Directors authorized the conversion into capital of an additional USD 500 million. Taking exchange rate fluctuations into account, this conversion into capital actually amounted to EUR 485m.

Terms and conditions

Following the sale of Ondeo Nalco, the balance of the advance amounting to USD 552m was repaid to your Company in November 2003.

7.	With Elyo

Nature and purpose

At its meeting of July 4, 2001, your Board of Directors authorized the sale of 100% of the share capital of Gepsa to Elyo for EUR 3.0 million. Certain warranties relating in particular to Gepsa’s tax and social security situation were provided at the time of this sale.

Elyo guarantees your Company for the conditions of surety it granted to the French Ministry of Justice, within the scope of the concession agreement entered into by Gepsa.

This undertaking by your Company was cancelled on August 11, 2003.

In addition, the performance guarantee granted by your Company to Elyo, relating to the construction and operation of a household waste incineration plant in Rillieux-la Pape (Rhône), is still in force. This agreement will expire on June 30, 2019.

Terms and conditions

These agreements did not have an impact on the 2003 fiscal year.

8.	With Ondeo Nalco

Nature and purpose

As from December 31, 2001, Ondeo Nalco has securitized receivables with Crédit Suisse First Boston. A clause providing for an unlimited, irrevocable and unconditional guarantee is included within the scope of this transaction.

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At its meeting of November 28, 2001, your Board of Directors authorized this guarantee.

Terms and conditions

Ondeo Nalco repurchased these securitized receivables in 2003, thus terminating this guarantee.

9.	With Elyo, Lyonnaise des Eaux France, Ondeo, SUEZ Environnement, Sita France, SUEZ Finance and SUEZ-TRACTEBEL (formerly Tractebel)

Nature and purpose

At its meeting of July 4, 2001, your Board of Directors authorized the creation of a special-purpose financing vehicle, GIE SUEZ Alliance, and your Company’s membership of this special purpose financing vehicle.

During this meeting, your Board of Directors also validated the granting, by your Company, of a guarantee to the other members of the GIE, which are subsidiaries of your Company. Thus, your Company, in its capacity as head of the Group, will stand as the ultimate guarantor for any debt unpaid by any of said members, which does not correspond to its share in the GIE.

At its meeting of March 6, 2002, your Board of Directors authorized Tractabel’s membership of GIE SUEZ Alliance, and the granting by your Company to Tractebel of the guarantee granted by the Group to all the members of the GIE, pursuant to Article 2 of the internal agreement.

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

10.	With Cofixel

Nature and purpose

At its meeting of July 4, 2001, your Board of Directors authorized the sale by your Company of Ineo, Entrepose and Delattre-Levivier to Cofixel (the French holding Company of the Fabricom Group). The overall sale price is € 276.9 million, which corresponds to the price your Company paid Groupe GTM for these subsidiaries in October 2000.

During this same meeting, your Board of Directors also authorized the granting of the following guarantees by your Company:

•	A profitability guarantee for 2001 and 2002 for a total maximum amount of EUR 35m, concerning Entrepose and Delattre-Levivier;

This guarantee has been called up in full.

•	a certain number of other guarantees, limited to a maximum amount of EUR 40 million, to be implemented by December 31, 2005 at the latest, relating to all the companies sold;

•	a guarantee in the event that Ineo were held liable for the fire that occurred at the Crédit Lyonnais corporate headquarters, for an unlimited amount and an unlimited time period.

Terms and conditions

These agreements did not have an impact on the 2003 fiscal year.

11.	With SUEZ Environnement (company, which absorbed Sita)

Nature and purpose

Your Company holds a counter-guarantee from Sita for the guarantees provided by your Company to the Hong-Kong authorities within the scope of Sita’s acquisition of the international business activities of Browning-Ferries Industries. This undertaking does not carry any indication of amount or period of validity.

Moreover, your Company guaranteed the call for tenders for the Nent landfill; this guarantee is still in force.

Terms and conditions

These agreements did not have an impact on the 2003 fiscal year.

12.	With Crédit Agricole S.A.

Nature and purpose

Your Company granted a vendor’s warranty to Crédit Agricole S.A. within the scope of the sale of the majority controlling interest in Banque Indosuez to Crédit Agricole S.A.

Terms and conditions

A call was made under this guarantee, which is limited to 24% of the sale price, for an amount of EUR 61.6 million during the first half of 2003.

13.	With Findim (formerly Crédisuez)

Nature and purpose

The joint and several surety provided by your company to the purchaser of ISM S.A. in respect of the payment of all amounts due by Findim is still in force. The surety concerns the implementation of warranties granted within the scope of the sale of ISM S.A., i.e., a warranty of assets and liabilities for the part capped at 25% of the sale price, i.e., EUR 40.4 million. This warranty was valid for two years as from the closing date of the transaction, i.e., until September 30, 2000, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation periods. The initial warranty was implemented before its expiry date, giving rise to proceedings that were still in progress as of December 31, 2003.

Moreover, the joint and several sureties covering all of Findim’s undertakings with respect to the sale of Banque La Hénin is still in force. This warranty was valid until the end of 2001, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation periods.

Terms and conditions

These agreements did not have an impact on the 2003 fiscal year.

14.	With Ondeo Degrémont and Northumbrian Water Group

Nature and purpose

The guarantee and counter-guarantee given within the scope of the joint offer made by Northumbrian Water Group and Ondeo Degrémont for a contract to operate a waste water treatment plant are still in force.

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

15.	With Lyonnaise Deutschland

Nature and purpose

The receivable held on Lyonnaise Deutschland (i.e. EUR 19.9 million as of December 31, 2003), as well as the interest accrued or to accrue, is considered a debt of the lowest priority for which payment by Lyonnaise Deutschland will be subject to the Company’s return to profit or to a liquidating dividend being recorded.

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

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16.	With Compagnie Foncière Internationale (CFI)

Nature and purpose

Within the framework of the commitments undertaken by CFI regarding its personnel in July 1994, retirement termination payments to CFI personnel transferred to Unibail (until September 30, 2004) were guaranteed by Compagnie de SUEZ and were assumed by your Company at the time of the merger.

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

17.	With Findim and its direct and indirect subsidiaries

Nature and purpose

Following the decisions made concerning the grouping together of all the real estate business activities of the Compagnie de SUEZ Group within the Findim (formerly Crédisuez) Group, value guarantees were granted by Compagnie de SUEZ to Réaumur Participations and three of its subsidiaries (Savipar, Financière Astorg Saussaies and S.N.C. Partirel).

Terms and conditions

•	A reserve for the full amount of the residual guarantee, which amounted to EUR 4.8 million as of December 31, 2002, was recorded in the financial statements as of such date. This amount is the same as that recorded as of December 31, 2002.

Compagnie de SUEZ had made available in advance, as from July 1, 1996, the funds corresponding to the guarantees that had not been implemented as of that date. The funds thus transferred do not bear any interest.

•	This agreement had no impact on the 2003 fiscal year.

Furthermore, Compagnie de SUEZ had authorized the granting of a joint and several surety in favor of the group buying Société de Crédit à l’Habitation, for a period of 10 years, i.e., until April 2007, and limited to the guarantee relating to potential obligations, events or risks that could affect the management of debts, which have, for the most part, been extinguished, of the business activities contributed by Banque La Hénin and Banque Monod to the company sold.

Terms and conditions

This agreement had no impact on the 2003 fiscal year.

March 31, 2004

The Statutory Auditors

Deloitte Touche Tohmatsu–Audit	Barbier Frinault & Autres

Jean-Paul Picard	Christian Chochon

AUDITORS’ SPECIAL REPORT TO THE COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 27, 2004

To the Shareholders of SUEZ,

In our capacity as statutory auditors of SUEZ, we hereby present you with our report on the various transactions submitted for your approval.

1. Report on the issue of shares and various marketable securities with and without cancellation of preferential subscription rights (thirteenth and fourteenth resolutions)

In accordance with the French Commercial Code and in particular Articles L.225-135, L.228-92 and L.228-95, we hereby present you with our report on the proposed share capital increases and issues of marketable securities submitted for your approval :

•	Share capital increase through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company (thirteenth resolution),

•	Share capital increase through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange (fourteenth resolution).

The total maximum par value of shares that may be issued in connection with the thirteenth and fourteenth resolutions may not exceed €700 million, and the total maximum nominal amount of initial debt securities may not exceed €5 billion.

The Board of Directors seeks, based on its report, the authority to determine the terms and conditions of these transactions and, in connection with the fourteenth resolution, cancel your preferential subscription rights.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order to verify the terms and conditions for determining the share issue price.

Subject to our review in due course of the terms and conditions of the proposed issue, we have no comments on the procedures for determining the share issue price presented in the Board of Directors’ report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Board of Directors.

2. Report on reducing the share capital by canceling shares purchased (fifteenth resolution)

In accordance with Article L.225-209, paragraph 4 of the French Commercial Code concerning reductions in the share capital by canceling shares purchased, we hereby present you with our report on the reasons for and conditions of the proposed reduction in the share capital.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review to examine whether the reasons for and conditions of the proposed reduction in the share capital are due and proper.

This transaction falls within the framework of the purchase by your Company of its own shares, up to a maximum of 10% of the share capital, under the terms and conditions laid down in Article L.225-209, paragraph 4 of the French Commercial Code. This purchase authorization is moreover submitted for approval to the Annual General Meeting and shall be granted for a period of 18 months (twelfth resolution).

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Shareholders are asked to grant the Board of Directors, for a period of 18 months and pursuant to the implementation of the authorization to purchase your Company’s shares, full powers to cancel the shares thus purchased, up to a maximum of 10% of the share capital per 24-month period.

We have no comments to make on the reasons for and conditions of the proposed share capital reduction, which you are reminded may only be performed through the purchase by the company of its own shares, which is subject to prior approval by the Annual General Meeting.

3. Report on the increase in share capital reserved for employees belonging to a SUEZ Group Savings Plan (sixteenth resolution)

In accordance with the French Commercial Code, and in particular Article L.225-135, we hereby present you with our report on the proposed share capital increase reserved for employees belonging to a SUEZ Group Savings Plan for your approval. The total number of shares subscribed pursuant to the sixteenth resolution must not exceed 3% of the share capital on the day of the Board of Directors’ decision.

This increase in share capital is submitted for your approval pursuant to the provisions of Article L.225-129 of the French Commercial Code and Article L.443-5 of the French Labor Code.

The Board of Directors seeks, based on its report, the authority to determine the terms and conditions of these transactions and cancel your preferential subscription rights.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order verify the terms and conditions for determining the share issue price.

Subject to our review in due course of the terms and conditions of the proposed increase in share capital, we have no comments on the procedures for determining the share issue price presented in the Board of Directors’ report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Board of Directors.

4. Report on the increase in share capital reserved for Spring Multiple 2004 SCA (seventeenth resolution)

In accordance with the French Commercial Code, and in particular Article L.225-135, we hereby present you with our report on the proposed share capital increase reserved for Spring Multiple 2004 SCA for your approval. The total number of shares subscribed pursuant to the seventeenth resolution is limited to a maximum par value amount of €30 million.

The Board of Directors seeks, based on its report, the authority to determine the terms and conditions of these transactions and cancel your preferential subscription rights.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order verify the terms and conditions for determining the share issue price.

Subject to our review in due course of the terms and conditions of the proposed increase in share capital, we have no comments on the procedures for determining the share issue price presented in the Board of Directors’ report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Board of Directors.

5. Report on the granting of stock subscription and purchase options (eighteenth resolution)

In accordance with Article L.225-177 of the French Commercial Code and Article 174-19 of the Decree of March 23, 1967, we hereby present you with our report on the proposal to grant stock subscription and purchase options to top executives and employees of the Company and related entities. The total number of shares subscribed must not exceed 3% of the share capital on the day of the Board of Directors’ decision.

It is the responsibility of the Board of Directors to report on the reasons for the granting of stock subscription and purchase options and the procedures proposed for determining the stock subscription and purchase prices. Our role is to express an opinion on the procedures proposed for determining the stock subscription and purchase prices.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order to verify that the procedures proposed for determining the stock subscription and purchase prices are presented in the Board of Directors’ report, that they are in accordance with the provisions determined by law, so as to inform shareholders, and that they do not appear inappropriate.

We have no comments on the proposed procedures.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, March 31, 2004

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu - Audit

Ernst & Young

Christian Chochon	Jean-Paul Picard

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On the terms and conditions of the share capital increase reserved for Spring Multiple 2004 SCA with respect to employees of foreign subsidiaries

INDEPENDENT	EXPERT’S REPORT

To the Shareholders,

In my capacity as independent expert, I hereby present you with my report on the share capital increase reserved for Spring Multiple 2004 SCA, a Luxembourg company, created at the request of the Board of Directors in order to offer foreign employees of the Group an employee savings plan under terms and conditions comparable to those offered to French employees.

The aim of this transaction is to enable foreign employees wishing to participate in the leveraged employee savings plans to benefit, through Spring Multiple 2004 SCA, from subscription terms and conditions for SUEZ shares equivalent to those offered to employees of French companies under Group savings plans.

In accordance with French law governing group savings plans, French employees can subscribe, through an employee investment fund, for SUEZ shares at a price 20% below the average opening listed price during the twenty stock market sessions preceding the decision of the Board of Directors to issue shares reserved for French employees, pursuant to the sixteenth resolution submitted for your approval.

The share capital increase reserved indirectly for employees of foreign Group subsidiaries shall enable them to subscribe for SUEZ shares under the following terms and conditions :

-	the share capital increase resulting from this subscription shall not exceed a maximum par value amount of €30 million, on one or more occasions within a period of one year;

-	the subscription price will be exactly equal to that offered to French employees, that is 20% below the average opening listed price during the twenty stock market sessions preceding the date of the decision to issue shares reserved for French and foreign employees.

This report is based on a review of the terms and conditions of the share capital increase reserved for Spring Multiple 2004 SCA and does not focus on the detailed terms and conditions under which this Luxembourg company is organized in order to reproduce, for foreign employees, an economic structure as close as possible to that offered to employees of French Group companies, using an identical subscription price.

Based on the various documents provided, my analysis of the transaction which you are asked to approve leads me to confirm that the subscription price offered to foreign employees of your Group via Spring Multiple 2004 SCA is identical to that offered to French employees.

I would remind you that in order to preserve this equality of subscription terms and conditions, share capital increases reserved for French employees and those reserved for foreign employees must be performed at the same time.

It is your responsibility to assess the subscription terms and conditions offered to Spring Multiple 2004 SCA and approve or reject the resolution regarding this transaction proposed by the Board of Directors.

Paris, March 5, 2004

Jean Borjeix

Managing Partner

Oddo et cie

RESOLUTIONS

A. RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First Resolution – Approval	of the fiscal year 2003 Company financial statements and the transactions performed during the year

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors’ and Auditors’ Reports, approve the transactions which took place in fiscal year 2003 and the Company financial statements for the year ended December 31, 2003, as presented.

Second Resolution – Appropriation	of earnings and declaration of the dividend

Shareholders, deliberating as an Ordinary General Meeting and noting a net loss for the year of € 1,847,968,412.98 and retained earnings of € 1,248,429,575.47, for a debit balance of € 599,538,837.51, approve the appropriation of this sum, as recommended by the Board of Directors to the “Special long-term capital gains reserve,” which is reduced from € 1,474,315,183.71 to € 874,776,346.20.

Following this appropriation, the Shareholders, noting that retained earnings are reduced to zero and that “Special long-term capital gains reserve,” amount to € 874,776,346.20 set a dividend of € 0.71 per share for the 1,007,679,806 shares outstanding as of December 31, 2003, as recommended by the Board of Directors.

This net dividend of € 0.71 per share represents a gross dividend of € 715,452,662.26.

As the payment of this gross dividend is subject to an equalization tax of € 154,262,007.36, the total amount to be appropriated to the “Special long-term capital gains reserve,” is € 869,714,669.62. The reserve is thus reduced from € 874,776,346.20 to € 5,061,676.58.

Consequently, shareholders set the net dividend for fiscal year 2003 at € 0.71 per fully paid-up share, plus a tax credit of € 0.355, giving a total gross dividend per share of € 1.065.

Dividend shall fall due for payment on Monday May 3, 2004, the ex-dividend date.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows :

Fiscal year	Number of shares receiving dividends	Distribution (in € millions)	Net dividend (in €)	Tax credit (in €)	Gross dividend (in €)

2000	981,374,850 shares fully paid-up	647.7	0.66	0.33	0.99
	5,011,830 shares not fully paid-up	2.8	0.56	0.28	0.84

2001	985,306,648 shares fully paid-up	699.6	0.71	0.355	1.065
	4,817,150 shares not fully paid-up	2.9	0.61	0.305	0.915

2002	991,856,863 shares fully paid-up	704.2	0.71	0.355	1.065
	3,386,799 shares not fully paid-up	2.1	0.61	0.305	0.915

Third Resolution – Auditors’	Report on related-party transactions

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors’ Report on related-party transactions falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

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Fourth Resolution – Approval	of the fiscal year 2003 consolidated financial statements

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ and Auditors’ Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2003 as presented.

Fifth Resolution – Renewal	of the term of office of a Director (Mr. Gerhard Cromme)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Gerhard Cromme, as member of the Board of Directors, for a period of four years.

Mr. Gerhard Cromme’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Sixth Resolution – Renewal	of the term of office of a Director (Mr. Etienne Davignon)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Etienne Davignon, as member of the Board of Directors, for a period of four years.

Mr. Etienne Davignon’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Seventh Resolution – Renewal	of the term of office of a Director (Mr. Albert Frère)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Albert Frère, as member of the Board of Directors for a period of four years.

Mr. Albert Frère’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Eighth Resolution – Renewal	of the term of office of a Director (Mr. Jean Peyrelevade)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Jean Peyrelevade, as member of the Board of Directors for a period of four years.

Mr. Jean Peyrelevade’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Ninth Resolution – Appointment	of a Director (Mr. Edmond Alphandery)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Edmond Alphandery to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Edmond Alphandery’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Tenth Resolution – Appointment	of a Director (Mr. René Carron)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. René Carron to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. René Carron’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Eleventh Resolution – Appointment	of a Director (Mr. Thierry de Rudder)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Thierry de Rudder to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Thierry de Rudder’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Twelfth Resolution – Authorization	to trade in the Company’s shares

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report and the prospectus approved by the Commission des Opérations de Bourse, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, in connection with:

•	the stabilization of the stock market price of Company shares by systematically trading against current trends,

•	their acquisition and sale in line with positions on the market,

•	their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

•	their retention as part of the financial management of share capital and assets,

•	their allotment or sale to current or former Group employees or the implementation of stock purchase option plans,

•	their transfer, sale or exchange as part of financial transactions,

in accordance with the following terms and conditions:

•	the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed € 3.6 billion,

•	the maximum purchase price is set at € 36 and the minimum selling price at € 12. However, where it is decided to implement the options offered by paragraph 3 of the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supersedes that granted by the eighth resolution presented to the Combined Annual and Extraordinary General Meeting of April 25, 2003.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B. RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Thirteenth Resolution – Authorization	granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

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Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors’ Report and the Auditors’ Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof:

1.	Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

2.	Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, and in amounts and at times decided by it:

a.	through the issue, in euros, foreign currency or other unit of account determined by reference to a basket of currencies, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company, whether by subscription, conversion, exchange, redemption, presentation of a warrant or any other means,

b.	and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the bonus allotment of shares or an increase in the par value of existing shares.

3.	Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

•	in the case of a share capital increase performed by way of the issues referred to in paragraph 2.a. above:

a.	the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed € 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the fourteenth resolution proposed to this General Meeting,

b.	the total maximum nominal amount of the aforementioned debt securities may not exceed € 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the fourteenth resolution proposed to this General Meeting.

•	in the case of capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 4.a. above.

5.	In the event of utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 2.a. above:

•	decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as of right;

•	confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

•	decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and subject to legal terms and conditions:

-	limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,

-	distribute freely all or part of the issued securities not subscribed,

-	offer to the general public all or part of the issued securities not subscribed, on French and/or international markets.

•	decide that any issue of stock subscription warrants may be performed either by subscription offer in accordance with the terms and conditions detailed above, or by bonus allotment to holders of existing shares; in the event of bonus allotment the Board of Directors may decide that fractional share rights shall not be negotiable and that the corresponding warrants shall be sold and the resulting proceeds distributed to the holders of these rights no later than 30 days after the date of inscription in their account of the whole number of warrants allotted;

•	take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders.

6.	Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

•	determine the terms and conditions of the share capital increase and/or issue;

•	with respect to issues performed pursuant to paragraph 2.a. above:

-	decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue, it being specified that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, and after taking into account, upon the issue of unattached stock subscription warrants, the issue price of such warrants, shall be at least equal to the par value,

-	determine the dates and terms and conditions of issue, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,

-	determine the method of paying up shares and/or securities issued,

-	set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,

-	set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,

-	provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,

-	set the terms and conditions, where applicable, for the maintenance of the rights of holders of marketable securities conferring future entitlement to shares in the Company, in accordance with legal and regulatory provisions,

-	at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase.

•	with respect to the capitalization of additional paid-in capital, reserves, earnings or other amounts:

-	set the amount and nature of amounts to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased and determine the dividend ranking date of new shares or the date of effect of any par value increase, which may be retroactive,

-	decide, where applicable, by derogation from the provisions of Article L 225-149 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later than 30 days after the date of inscription in their account of the whole number of shares allotted.

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•	and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Fourteenth Resolution – Authorization	granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors’ Report and the Auditors’ Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof and Articles L 225-148, L 225-150 and L 228-93

1.	Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company.

2.	Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, in amounts and at times decided by it, on the French and/or international markets, by way of a public offering in euros, foreign currency or any other unit of account determined by reference to a basket of currencies, through the issue:

•	by the Company, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company by way of subscription, conversion, exchange, redemption, presentation of a warrant or any other means; it being noted that these securities may be issued in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L 225-148 of the French Commercial Code;

•	and/or by one of the companies in which SUEZ holds, directly or indirectly, more than one half of the share capital, and with the approval of this latter, of:

-	bonds with SUEZ stock subscription warrants attached;

-	any other marketable securities conferring entitlement by way of conversion, exchange, redemption, presentation of a warrant or any other means to the allotment, at any time or on a fixed date, of securities which represent or will represent a share in the share capital of SUEZ, it being noted that these marketable securities may take the form of shares with stock subscription warrants attached, convertible bonds, bonds redeemable in shares or any other form not incompatible with prevailing legislation.

3.	Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

a.	the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed € 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the thirteenth resolution proposed to this General Meeting;

b.	the total maximum nominal amount of the aforementioned debt securities may not exceed € 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the thirteenth resolution proposed to this General Meeting.

5.	Decide to cancel shareholder preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which SUEZ holds, directly or indirectly, more than one-half of the share capital, leaving, nonetheless, the Board of Directors the option to offer shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, priority entitlement to subscription without creation of negotiable rights.

6.	Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:

-	limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided;

-	distribute freely all or part of the securities not subscribed.

7.	Take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders.

8.	Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, shall be at least equal to the minimum value set by paragraph 2 of Article 225-136 of the French Commercial Code, that is currently the average opening listed price of the share on the Paris Bourse during 10 consecutive stock market days selected among the 20 stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

In the event of an amendment to paragraph 2 of Article 225-136 of the French Commercial Code, the above provisions will be superseded by the new restrictions resulting from the applicable legislative or regulatory measures.

9.	Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

•	determine the terms and conditions of the issue(s) in accordance, where appropriate, with competent subsidiary bodies;

•	decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue;

•	determine the dates and terms and conditions of issues, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium;

•	determine the method of paying up shares and/or securities issued;

•	decide that the issue balance not subscribed shall be allotted, at its discretion, in whole or in part, or that the issue shall be limited to the amount of subscriptions received, it being noted that the Board of Directors may use all of the above options, in the order it sees fits, or just one of them;

•	set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue;

•	set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued;

•	provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months;

•	more specifically, where securities are issued in consideration for securities transferred in the context of a public offer of exchange:

-	draw up the list of securities provided in exchange,

-	set the issue terms and conditions, the exchange parity and the amount of any balancing cash payment,

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-	determine issue procedures within the context of a public offer of exchange, an alternative public offer of exchange or takeover bid offer or a principal public offer of exchange or takeover bid combined with a specific public offer of exchange or takeover bid,

•	at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase;

•	and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Fifteenth Resolution –	Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supersedes that granted by the ninth resolution presented to the Combined Annual and Extraordinary General Meeting of April 25, 2003.

Shareholders confer full powers on the Board of Directors to:

perform such share capital reductions,

set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,

deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

Sixteenth Resolution –	Authorization granted to the Board of Directors to issue shares reserved for employee members of a SUEZ Group Corporate Savings Plan

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors’ Report and Auditors’ Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L 225-129 and L 225-138 thereof and Articles L 443-1 et. seq. of the French Labor Code:

•	cancel, solely for the unused portion, the authorization granted under the twelfth resolution of the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital in favor of employee members of a corporate savings plan;

•	cancel, solely for the unused portion, the authorization granted under the thirteenth resolution of the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital in favor of employee members of a US Group Corporate Savings Plan;

•	authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a three-year period commencing the date of this General Meeting;

•	reserve the subscription of the entire share issue for employees of the Company and affiliated companies and economic interest groupings within the meaning of Article L 233-16 of the French Commercial Code, who are members of a Group corporate savings plan and/or a voluntary employee retirement saving partnership (hereinafter referred to as the “employees”), said employees being able to subscribe directly or via the intermediary of a company mutual fund;

•	authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;

•	decide that the total number of shares subscribed and/or allotted pursuant to this resolution must not exceed 3% of the share capital on the day of the Board of Directors’ decision;

•	cancel shareholder preferential subscription rights in favor of the employees for whom the share issue is reserved;

•	decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening listed price of the SUEZ share on the Paris Bourse during the 20 stock market sessions preceding the date of the Board of Directors’ or, where applicable, the Chairman’s decision setting the subscription period opening date for the share issue reserved for employees;

•	confer full powers on the Board of Directors, including that of delegation, to:

a.	decide, at the time of each share capital increase, whether the shares should be subscribed directly by employees or via the intermediary of a mutual fund;

b.	decide, where applicable, the allotment of bonus shares or other securities conferring entitlement to shares as detailed above;

c.	determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the issue price for new shares issued, in accordance with the aforementioned rules, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid-up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;

d.	duly note the completion of the share capital increase in the number of shares effectively subscribed;

e.	perform, either directly or through a duly authorized representative, all transactions and formalities;

f.	make the appropriate amendments to the bylaws with respect to the share capital increase;

g.	offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase;

h.	and generally do all that is necessary.

Seventeenth Resolution –	Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2004 SCA

NOTA BENE :

SUEZ Group employees, eligible to participate in one of the multiple Spring 2004 operation formulae, and employed by SUEZ Group foreign subsidiaries located in the following countries:

Argentina, Belgium, Brazil, Chili, Czech Republic, French Polynesia, Germany, Hong Kong, Hungary, Macao, Morocco, Netherlands, New Caledonia, Poland, Portugal, Principality of Monaco, Slovakia, Spain, Sweden, Switzerland, United Kingdom, and the United States of America,

who are SUEZ shareholders at the date of this General Meeting and who wish to attend the meeting or be represented, must not take part in the vote on the seventeenth resolution if they wish to later subscribe to one of the multiple Spring 2004 operation formulae.

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report, the Auditors’ Special Report and the Independent Expert’s Report:

•

authorize the Board of Directors to increase the share capital, on one or more occasions, during a period of one year commencing the date of this General Meeting, up to a maximum par value amount of € 30 million via the issue of a

2003 SUEZ REFERENCE DOCUMENT

ANNEX

maximum of 15 million new shares of € 2 par value each. The final amount (hereinafter referred to as the “final amount”), of the share issue shall be determined as follows:

10 x + 9 a

where x, and a, after any reductions, are as follows :

-	« x »,	total employee subscriptions to Spring Multiple 2004 SCA share capital.
-	«a»,	total subscriptions pursuant to the multiple formula, as described in the aforementioned Board of Directors’ Report, by employees with an employment contract governed by the laws of Germany, the United States of America, Spain, the Netherlands, Poland, Sweden to the share capital of SUEZ within the framework of the sixteenth resolution.

•	decide that total subscriptions by each employee may not exceed the amount indicated in the Board of Directors’ Report and, in the event of excess employee subscriptions, these shall be reduced in accordance with the procedures detailed in this report.

•	decide to cancel shareholder preferential subscription rights and reserve subscription of all shares issued for Spring Multiple 2004 SCA, a Luxembourg company, with a share capital of € 31,000, its head office at 3 avenue Pasteur, L – 2311 Luxembourg and registered with the Luxembourg Trade and Companies register under the number B 98293.

•	decide that the issue price of the new shares to be issued shall be identical to that of shares issued within the framework of the next share capital increase reserved for employees performed pursuant to the sixteenth resolution, that is equal to 80% of the average opening listed price of the SUEZ share on the Paris Bourse during the 20 stock market sessions preceding the date of the Board of Directors’ or, where applicable, the Chairman’s decision setting the subscription period opening date for the share issue reserved for employees.

•	confer full powers on the Board of Directors, in particular to :

a.	determine the date(s) and terms and conditions of issues performed pursuant to this authorization and, in particular, the number of new shares to be issued in accordance with the principles and objective criteria approved above, their dividend ranking date (which may be retroactive) and the issue price in accordance with the above rules,

b.	decide, where appropriate, that the amount of the share capital increase or that of each share capital increase, shall be limited to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements,

c.	duly note the completion of share capital increases up to the final amount defined above,

d.	enter into any agreements and perform, either directly or through a duly authorized representative, all transactions and formalities,

e.	make the relevant amendments to the bylaws in respect of the share capital increases,

f.	offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase,

g.	and generally do all that is necessary.

Eighteenth Resolution –	Authorization to grant stock subscription and purchase options to top executives and employees of the Company and related entities

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report :

•	authorize the Board of Directors, to grant, on one or more occasions and during a thirty-eight month period commencing as of this General Meeting, to members of top executives and employees of the Company and certain related companies, groupings or economic interest groupings as defined by Article L 225-180 of the French Commercial Code decided by it, options conferring entitlement to subscribe to new shares in the Company, issued as part of a share capital increase, or to purchase existing shares in the Company held by it in accordance with applicable law and regulations;

•	note that this authorization includes the waiver by shareholders of their preferential subscription rights to shares issued as and when the stock subscription options are exercised, in favor of the beneficiaries of these options;

•	resolve :

that the subscription price for new shares and the purchase price for existing shares shall be determined in accordance with the provisions set out in Articles L 225-177 and L 225-179 of the aforementioned Code;

that, in the event of transactions performed by the Company which may modify the value of shares making up the share capital, the number and subscription or purchase price of shares covered by these options shall be adjusted, without this adjustment leading to a decrease in the subscription price below the par value of the share;

that, without prejudice to the aforementioned adjustment, the total number of options granted pursuant to this authorization may not confer entitlement to subscribe to or purchase a total number of shares exceeding 3% of the share capital as of the allotment decision date;

•	confer full powers on the Board of Directors, to determine in accordance with applicable laws and regulations and this resolution, all the terms and conditions of allotment and exercise of the options and, in particular :

to designate the beneficiaries of the different types of options,

to set the subscription price for new shares or the purchase price for existing shares and the exercise period or periods during the term of the options which may not exceed ten years,

prohibit, if necessary, the resale of all or part of the shares acquired through the exercise of the options during a period which may not exceed three years from the date of exercise of the options,

where applicable, determine periods of temporary suspension of option exercise, necessitated by certain financial transactions,

officially record the increase in the share capital resulting from the exercise of the stock options; amend the bylaws accordingly, perform all formalities, either directly or through a duly authorized representative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase, and more generally, take all useful measures and do all that is necessary.

•	require the Board of Directors to report each year to the Ordinary General Meeting on transactions performed pursuant to this authorization, in accordance with applicable law and regulations.

•	confer full powers on the Board of Directors to make, when necessary, all changes in the terms and conditions of allotment and exercise of the share subscription and purchase options granted previously by other Shareholder General Meetings.

This resolution supersedes the authorization to grant stock subscription and purchase options conferred by the Combined Annual and Extraordinary General Meeting of May 4, 2001.

Nineteenth Resolution –	Powers to carry out decisions and perform formalities

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 26, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary